As confidentially submitted with the U.S. Securities and Exchange Commission on August 16, 2021
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MODEL PERFORMANCE MINI CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands	6770	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Cheung Kong Center
58th Floor, Unit 5801
2 Queens Road Central
Central
Hong Kong
Telephone: +852 9258 9728
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Serena Shie
Cheung Kong Center
58th Floor, Unit 5801
2 Queens Road Central
Central
Hong Kong
Telephone: +852 9258 9728
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Giovanni Caruso, Esq. Jane Tam, Esq. Loeb & Loeb, LLP 345 Park Avenue New York, NY 10154 (212) 407-4000 (212) 407-4990 — Facsimile	Jia Yan, Esq. Paul Hastings LLP 43/F Jing An Kerry Center Tower II, 1359 Nanjing West Road Shanghai 200040, PRC 86-21-6170 6269 — Facsimile

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Merger Agreement are satisfied or waived.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction: ☐
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Maximum Offering Price Per Unit	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Class A Ordinary Shares	34,412,555	—	$[•]	$[•]
Class A Ordinary Shares underlying Units	1,687,445	—	$[•]	$[•]
Warrants	2,177,526	—	$[•]	$[•]
Warrants underlying Units	843,723	—	$[•]	$[•]
Class A Ordinary Shares underlying Warrants	3,021,249	—	$[•]	$[•]
Rights	4,355,055	—	$[•]	$[•]
Rights underlying Units	1,687,445	—	$[•]	$[•]
Class A Ordinary Shares underlying the Rights	604,250	—	$[•]	$[•]
Class A Ordinary Shares issuable upon conversion of Class B ordinary shares	1,437,500	—	$[•]	$[•]

(1)
Based on the maximum number of Class A Ordinary Shares, with no par value (“Class A Ordinary Shares”), of the registrant issuable upon a business combination (the “Business Combination”) involving Model Performance Acquisition Corp. (“MPAC”) and MultiMetaVerse Inc. (“MMV”). This number is based on the 30,000,000 Class A Ordinary Shares issuable as consideration in connection with the Business Combination to holders of Ordinary Shares of MMV and 4,412,555 Class A Ordinary Shares in accordance with the terms of the Agreement and Plan of Merger, dated August 6, 2021. Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (the “Securities Act”), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from share sub-divisions, share dividends or similar transactions.

(2)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2) of the Securities Act. MMV is a private company, no market exists for its securities, and MMV has an accumulated deficit. Therefore, the proposed maximum aggregate offering price is one-third of the aggregate par value of the MMV securities expected to be exchanged in the Business Combination.

(3)
Calculated pursuant to Rule 457 of the Securities Act by calculating the product of (i) the proposed maximum aggregate offering price and (ii) 0.0001091.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the Securiteis and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROXY STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION, DATED AUGUST 16, 2021
PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS
OF MODEL PERFORMANCE ACQUISITION CORP.
Proxy Statement dated [•], 2021
and first mailed to shareholders on or about [•], 2021.
Dear Shareholders:
You are cordially invited to attend the special meeting of the shareholders (the “Meeting”) of Model Performance Acquisition Corp. (“MPAC”, “we”, “our”, or “us”), which will be held at [•] [•].m., Eastern Time, on [•], 2021. The Meeting will be a virtual meeting via live webcast. Stockholders will NOT be able to attend the Meeting in-person. You will be able to attend the Meeting and vote and submit questions during the Meeting via the live webcast by visiting [•]. This proxy statement/prospectus includes additional instructions on how to access the Meeting and how to listen, vote, and submit questions from home or any remote location with Internet connectivity.
MPAC was incorporated as a British Virgin Islands business company in January 2021. It is a blank check company established for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business transaction with one or more businesses or entities, which we refer to as a “target business.” The business combination will be completed through a two-step process consisting of the Reincorporation Merger (as defined below) and the Acquisition Merger (as defined below). The Reincorporation Merger and the Acquisition Merger are collectively referred to herein as the “Business Combination.”
MPAC has entered into a merger agreement, dated as of August 6, 2021 (as it may be amended from time to time, the “Merger Agreement”), which provides for a Business Combination between MPAC and MultiMetaVerse Inc., a Cayman Islands exempted company (“MMV” or the “Company”). Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement by the stockholders of MPAC, MPAC will reincorporate to British Virgin Islands by merging with and into Model Performance Mini Corp., a British Virgin Islands business company (“PubCo”), with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”); and (ii) concurrently with the Reincorporation Merger, Model Performance Mini Sub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of PubCo (“Merger Sub”), will be merged with and into MMV resulting in MMV being a wholly-owned subsidiary of PubCo (the “Acquisition Merger”). The Merger Agreement is by and among MPAC, PubCo, Merger Sub, MMV and certain shareholders of MMV (“Principal Shareholders”). The aggregate consideration for the Acquisition Merger is $300,000,000, payable in the form of 30,000,000 newly issued PubCo Ordinary Shares (as defined below) valued at $10.00 per share. Holders of MPAC ordinary shares will be asked to approve, among other things, the Merger Agreement and the other related Proposals. The combined company after the Business Combination is referred to in this proxy statement/prospectus as the “Combined Company.”
Pursuant to the of the Merger Agreement, upon the closing of the Business Combination, the former MPAC stockholders will receive the consideration specified below and currently outstanding shares of PubCo will be cancelled.
At the Meeting, MPAC stockholders will be asked to consider and vote upon the following proposals:
1.   approval of the Reincorporation Merger and the Plan of Merger related thereto (the “Reincorporation Plan of Merger”), which we refer to as the “Reincorporation Merger Proposal” or “Proposal No. 1;”
2.   approval of the Acquisition Merger, which we refer to as the “Acquisition Merger Proposal” or “Proposal No. 2;”
3.   approval of the issuance of more than 20% of the issued and outstanding Class A ordinary shares pursuant to the terms of the Merger Agreement and the PIPE Investment (as defined below), and as required by and in accordance with NASDAQ Listing Rule 5635(a), (b) and (d), which we refer to as the “Nasdaq Proposal” or “Proposal No. 3;”
4.   approval to adjourn the Meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposals listed above, which we refer to as the “Adjournment Proposal” or “Proposal

No. 4” and, together with the Reincorporation Merger proposal, the Acquisition Merger Proposal and the Nasdaq Proposal, the “Proposals.”
If the MPAC stockholders approve the Reincorporation Merger Proposal and the Acquisition Merger Proposal, immediately prior to the consummation of the Business Combination, all outstanding units (“Units”) of MPAC (each of which consisting of (i) one MPAC Class A ordinary share, with no par value per share (“MPAC Class A ordinary share”), (ii) one-half of one warrant entitling its holder to purchase one MPAC Class A ordinary share at a price of $11.50 per who share, (“MPAC Warrant”) and (iii) one right (“Right”) to receive receive one-tenth of one MPAC Class A ordinary share upon the consummation of an initial business combination) will separate into their individual components of MPAC Class A ordinary shares, MPAC Warrants and Rights, and will cease separate existence and trading. Upon the consummation of the Business Combination, MPAC Class B ordinary shares will automatically convert into MPAC Class A ordinary shares, and the current equity holdings of the MPAC stockholders shall be exchanged as follows:
•
Each MPAC Class A ordinary share issued and outstanding immediately prior to the effective time of the Reincorporation Merger (other than any redeemed shares) will automatically be cancelled and cease to exist and, for each MPAC Class A ordinary share, PubCo shall issue to each MPAC stockholder (other than MPAC stockholders who exercise their redemption rights in connection with the Business Combination) one validly issued PubCo Class A Ordinary Share, which, unless explicitly stated herein, shall be fully paid;

•
Each MPAC Warrant issued and outstanding immediately prior to effective time of the Reincorporation Merger will convert into a warrant to purchase one-half of one PubCo Class A ordinary share (each, a “PubCo Warrant”) (or equivalent portion thereof). The PubCo Warrants will have substantially the same terms and conditions as set forth in the MPAC Warrants; and

•
The holders of Rights issued and outstanding immediately prior to the effective time of the Reincorporation Merger will receive one-tenth (1/10) of one PubCo Class A ordinary share in exchange for the cancellation of each Right; provided, however, that each holder entitled to receive a fraction of a PubCo Class A ordinary share shall receive, in lieu of such fractional share, one PubCo Class A ordinary share.

It is anticipated that, upon consummation of the Business Combination, MPAC’s existing shareholders, including the Sponsor (as defined below), will own approximately [•]% of the issued PubCo Ordinary Shares, and MMV’s current shareholders will own of approximately [•]% of the issued PubCo Ordinary Shares. These relative percentages assume that (i) none of MPAC’s existing public shareholders exercise their redemption rights, as discussed herein; and (ii) there is no exercise or conversion of PubCo Warrants. If any of MPAC’s existing public shareholders exercise their redemption rights, the anticipated percentage ownership of MPAC’s existing shareholders will be reduced. You should read “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement” and “Unaudited Pro Forma Condensed Combined Financial Statements” for further information.
MPAC’s Units, Class A ordinary shares, warrants and rights are listed on the Nasdaq Stock Market under the symbol “MPACU”, “MPAC”, “MPACW” and “MPACR”, respectively. PubCo intends to apply to list the PubCo Ordinary Shares and PubCo Warrants on the Nasdaq Stock Market under the symbols, “•” and “•,” respectively, in connection with the Business Combination. MPAC cannot assure that PubCo Ordinary Shares and PubCo Warrants will be approved for listing on Nasdaq.
Investing in PubCo securities involves a high degree of risk. We encourage you to read this proxy statement/prospectus carefully. In particular, you should review the matters discussed under the caption “Risk Factors” beginning on page 28.
As of [•], 2021, there was approximately $[•] in MPAC’s trust account (the “Trust Account”). On August 12, 2021, the last sale price of MPAC Class A ordinary shares was $9.92.
Pursuant to MPAC’s Memorandum and Articles of Association, as amended and restated on April 7, 2021 (the “Existing Charter”), MPAC is providing its public shareholders with the opportunity to redeem all or a portion of their shares of MPAC Class A ordinary shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in MPAC’s Trust Account as of two business days prior to the consummation of the Business Combination, including interest, less taxes payable, divided by the number of then outstanding MPAC Class A ordinary shares that were sold as part of the MPAC Units in MPAC’s initial public offering (“IPO”), subject to the limitations described herein. MPAC estimates that the per-share price at which public shares may be redeemed from cash held in the Trust Account will be approximately $10.10 at the time of the Meeting. MPAC’s public stockholders may elect to redeem their shares even if they vote for the Reincorporation Merger or do not vote at all. MPAC has no specified maximum redemption threshold under MPAC’s Existing Charter. Holders of outstanding MPAC Warrants and Rights do not have redemption rights in connection with the Business Combination.
MPAC is providing this proxy statement/prospectus and accompanying proxy card to its shareholders in connection with the solicitation of proxies to be voted at the Meeting and at any adjournments or postponements of the Meeting. The Sponsor, which owns approximately [•]% of MPAC ordinary shares as of the record date, has agreed to vote all shares it owns in favor of the Reincorporation Merger Proposal and the Acquisition Merger Proposal, which transactions comprise the Business Combination, and intends to vote for the Nasdaq Proposal and the Adjournment Proposal, although there is no agreement in place with respect to voting on those proposals.
Each shareholder’s vote is very important. Whether or not you plan to participate in the virtual Meeting, please submit your proxy card without delay. Shareholders may revoke proxies at any time before they are voted at the meeting. Voting by proxy will not prevent a shareholder from voting virtually at the Meeting if such shareholder subsequently chooses to participate in the Meeting.
MPAC’s board of directors unanimously recommends that MPAC stockholders vote “FOR” approval of each of the Proposals. When you consider MPAC’s board of directors’ recommendation of these Proposals, you should keep in mind that MPAC’s directors and officers have interests in the Business Combination that may conflict or differ from your interests as a stockholder. See the section titled “The Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination.”
/s/ Claudius Tsang

Chairman and Chief Executive Officer
Model Performance Acquisition Corp.
[•], 2021
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Business Combination or otherwise, or passed upon the adequacy or accuracy of this proxy statement/ prospectus. Any representation to the contrary is a criminal offense.

HOW TO OBTAIN ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about MPAC that is not included or delivered herewith. If you would like to receive additional information or if you want additional copies of this document, agreements contained in the appendices or any other documents filed by MPAC with the SEC, such information is available without charge upon written or oral request. Please contact our proxy solicitor:
ADVANTAGE PROXY
P.O. Box 13581 Des Moines, WA 98198
Toll Free: (877) 870-8565
Collect: (206) 870-8565
Email: ksmith@advantageproxy.com
To obtain timely delivery of the documents, you must request them no later than five business days before the date of the Meeting, or no later than            , 2021. Please be sure to include your complete name and address in your request. Please see “Where You Can Find Additional Information” to find out where you can find more information about MPAC and MMV. You should rely only on the information contained in this proxy statement/prospectus in deciding how to vote on the Business Combination. Neither MPAC nor MMV has authorized anyone to give any information or to make any representations other than those contained in this proxy statement/prospectus. Do not rely upon any information or representations made outside of this proxy statement/prospectus. The information contained in this proxy statement/prospectus may change after the date of this proxy statement/prospectus. Do not assume after the date of this proxy statement/prospectus that the information contained in this proxy statement/prospectus is still correct.

MODEL PERFORMANCE ACQUISITION CORP.
Cheung Kong Center
58th Floor, Unit 5801
2 Queens Road Central
Central, Hong Kong
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF
MODEL PERFORMANCE ACQUISITION CORP.
To Be Held on [•]
To Model Performance Acquisition Corp. Stockholders:
NOTICE IS HEREBY GIVEN, that you are cordially invited to attend a meeting of the stockholders of Model Performance Acquisition Corp. (“MPAC,” “we”, “our”, or “us”), which will be held at [•].m., Eastern Time, on [•], 2021, at [•] (the “Meeting”). We will hold the Meeting virtually. You can participate in the virtual Meeting as described in “The Meeting.”
During the Meeting, MPAC’s stockholders will be asked to consider and vote upon the following proposals, which we refer to herein as the “Proposals”:
•
To approve the merger of MPAC with and into Model Performance Mini Corp., a British Virgin Islands business company (“PubCo”), with PubCo remaining as the surviving publicly traded entity. This Proposal is referred to as the “Reincorporation Merger Proposal” or “Proposal No. 1.”

•
To approve the transactions contemplated under the Merger Agreement, dated as of August 6, 2021 (the “Merger Agreement”), by and among MPAC, PubCo, Model Performance Mini Sub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of PubCo (“Merger Sub”) and MultiMetaVerse, Inc., a Cayman Islands exempted company (“MMV” or the “Company”), (the “Business Combination”), a copy of which is attached to this proxy statement/prospectus as Annex A. This Proposal is referred to as the “Acquisition Merger Proposal” or “Proposal No. 2.”

•
To approve: (i) for purposes of complying with Nasdaq Listing Rule 5635 (a) and (b), the issuance of more than 20% of the issued and outstanding shares of MPAC Class A ordinary shares and the resulting change in control in connection with the Business Combination, and (ii) for purposes of complying with Nasdaq Listing Rule 5635(d), the issuance of more than 20% of the Class A ordinary shares in connection with the PIPE Investment (as defined herein) upon the consummation of the Business Combination. This Proposal is referred to as the “Nasdaq Proposal” or “Proposal No. 3.”

•
To approve the adjournment of the Meeting by the chairman thereof to a later date, if necessary, under certain circumstances, including for the purpose of soliciting additional proxies in favor of the foregoing Proposals, in the event MPAC does not receive the requisite stockholder vote to approve the Proposals. This Proposal is referred to as the “Adjournment Proposal” or “Proposal No. 4.”

The Acquisition Merger Proposal is conditioned upon the approval of Proposal No. 1. Proposals No. 1, 3 and 4 are dependent upon approval of the Acquisition Merger Proposal. It is important for you to note that in the event that the Acquisition Merger Proposal is not approved, MPAC will not consummate the Business Combination. If MPAC does not consummate the Business Combination and fails to complete an initial business combination by April 12, 2022 (or October 12, 2022 if the Combination Period is extended by the full amount of time allowed), MPAC will be required to dissolve and liquidate, unless we seek stockholder approval to amend our Memorandum and Articles of Association, as amended and restated on April 7, 2021 (the “Existing Charter”) to extend the date by which the Business Combination may be consummated.
Approval of the Acquisition Merger Proposal, the Nasdaq Proposal and the Adjournment Proposal will each require the affirmative vote of the holders of a majority of the issued and outstanding MPAC Class A ordinary shares present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting or any adjournment thereof.
As of August 12, 2021, there were 6,100,000 MPAC Class A ordinary shares and 1,437,500 Class B ordinary shares issued and outstanding and entitled to vote. Only holders of MPAC ordinary shares of record as of the close of business on [•], 2021 are entitled to vote at the Meeting or any adjournment of the Meeting. This proxy statement/prospectus is first being mailed to MPAC shareholders on or about [•], 2021.
Investing in the Combined Company’s securities involves a high degree of risk. See “Risk Factors” beginning on page 28 of this proxy statement/prospectus for a discussion of information that should be considered in connection with an investment in the Combined Company’s securities.
YOUR VOTE IS VERY IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY.
Whether or not you plan to participate in the virtual Meeting, please complete, date, sign and return the enclosed proxy card without delay, or submit your proxy through the Internet or by telephone as promptly as possible in order to ensure your representation at the Meeting no later than the time appointed for the Meeting or adjourned meeting. Voting by proxy will not prevent you from voting your MPAC ordinary shares online if you subsequently choose to participate in the virtual Meeting. Please note, however, that if your shares are held of record by a broker, bank or other agent and you wish to vote at the Meeting, you must obtain a proxy issued in your name from that record. Only shareholders of record at the close of business on the record date may vote at the Meeting or any adjournment or postponement thereof. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not participate in the virtual Meeting, your shares will not be counted for purposes of determining whether a quorum is present at, and the number of votes voted at, the Meeting.
You may revoke a proxy at any time before it is voted at the Meeting by executing and returning a proxy card dated later than the previous one, by participating in the virtual Meeting and casting your vote by hand or by ballot (as applicable) or by submitting a written revocation to Advantage Proxy, P.O. Box 13581, Des Moines, WA 98198 Attention: Karen Smith, Telephone: 877-870-8565, that is received by the proxy solicitor before we take the vote at the Meeting. If you hold your shares through a bank or brokerage firm, you should follow the instructions of your bank or brokerage firm regarding revocation of proxies.
MPAC’s board of directors unanimously recommends that MPAC stockholders vote “FOR” approval of each of the Proposals. When you consider MPAC’s board of directors’ recommendation of these Proposals, you should keep in mind that MPAC’s directors and officers have interests in the Business Combination that may conflict or differ from your interests as a stockholder. See the section titled “The Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination.”
On behalf of MPAC’s board of directors, I thank you for your support and we look forward to the successful consummation of the Business Combination.
By Order of the Board of Directors,
/s/ Claudius Tsang Claudius Tsang Chairman and Chief Executive Officer Model Performance Acquisition Corp. [•], 2021

i

FREQUENTLY USED TERMS
Unless otherwise stated in this proxy statement/prospectus, the terms, “we,” “us,” “our” or “MPAC” refer to Model Performance Acquisition Corp., a British Virgin Islands business company. Further, in this document:
•
“Board” means the board of directors of MPAC.

•
“Business Combination” means the merger contemplated by the Merger Agreement.

•
“Closing Date” means the date of the consummation of the Business Combination.

•
“Code” means the Internal Revenue Code of 1986, as amended.

•
“Combination Period” means the period of time to consummate an initial business combination by MPAC up to 12 months from its IPO (or up to a total of 18 months from the IPO, if extended to the full amount of time allowed under its Existing Charter).

•
“Combined Company” means MPAC after the consummation of the Business Combination, renamed MultiMetaVerse Holdings Limited.

•
“Continental” means Continental Stock Transfer & Trust Company, MPAC’s transfer agent.

•
“Effective Time” means the time at which the Business Combination becomes effective.

•
“Exchange Act” means the Securities Exchange Act of 1934, as amended.

•
“Existing Charter” means MPAC’s Memorandum and Articles of Association, as amended and restated on April 7, 2021.

•
“founder shares” means the outstanding Class A ordinary shares issued to the Sponsor for an aggregate purchase price of $25,000 in January 2021.

•
“GAAP” means accounting principles generally accepted in the United States of America.

•
“Initial Shareholders” means the Sponsor and other initial holders of MPAC Class A ordinary shares.

•
“IPO” refers to the initial public offering of 5,000,000 units of MPAC consummated on April 12, 2021.

•
“IRS” means the United States Internal Revenue Service.

•
“Merger Agreement” means that certain Merger Agreement, dated as of August 6, 2021, by and among MPAC, PubCo, Merger Sub and MMV.

•
“Merger Sub” means Model Performance Mini Sub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of PubCo.

•
“MPAC Class A ordinary shares” means the Class A ordinary shares, no par value per share, of Model Performance Acquisition Corp.

•
“MPAC Class B ordinary shares” means the Class B ordinary shares, no par value per share, of Model Performance Acquisition Corp.

•
“MPAC ordinary shares” means MPAC Class A ordinary shares and MPAC Class B ordinary shares, collectively.

•
“MPAC preferred shares” means the preferred shares, with no par value per share, of Model Performance Acquisition Corp.

•
“PIPE Investment” means the issuance of 2,000,000 PubCo Ordinary Shares to certain investors for an aggregate of $20,000,000 in a private placement immediately prior to the closing of the Business Combination.

•
“Plans of Merger” means (i) the Plan of Merger in connection with the Reincorporation Merger and (ii) the Plan of Merger in connection with the Acquisition Merger, collectively.

•
“Private Placement Units” mean the units issued to our Sponsor in a private placement simultaneously with the closing of our IPO.

•
“PubCo Class A ordinary shares” means the Class A ordinary shares, no par value per share, of Model Performance Mini Corp.

•
“PubCo Class B ordinary shares” means the Class B ordinary shares, no par value per share, of Model Performance Mini Corp.

•
“PubCo Ordinary Shares” means the PubCo Class A ordinary shares and PubCo Class B ordinary shares, collectively.

•
“public shares” means the Class A ordinary shares sold in the IPO, whether they were purchased in the IPO or thereafter in the open market.

•
“public shareholders” means holders of public MPAC Class A ordinary shares.

•
“SEC” means the U.S. Securities and Exchange Commission.

•
“Securities Act” means the Securities Act of 1933, as amended.

•
“MMV” means MultiMetaVerse Inc., a Cayman Islands exempted company, prior to the consummation of the Business Combination.

•
“Sponsor” means First Euro Investments Limited, a British Virgin Islands business company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains forward-looking statements, including statements about the parties’ ability to close the Business Combination, the anticipated benefits of the Business Combination, and the financial condition, results of operations, earnings outlook and prospects of MPAC and/or MMV and may include statements for the period following the consummation of the Business Combination. Forward-looking statements appear in a number of places in this proxy statement/prospectus including, without limitation, in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MMV” and “Business of MMV.” In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward- looking.
The forward-looking statements are based on the current expectations of the management of MPAC and MMV as applicable and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by MPAC and the following:
•
expectations regarding MMV’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, backlog conversion, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and ability to invest in growth initiatives and pursue acquisition opportunities;

•
risks related to MMV’s technology, intellectual property and data privacy practices;

•
risks related to MMV’s reliance on third parties;

•
risks related to the general economic and financial market conditions; political, legal and regulatory environment; and the industries in which MMV operates;

•
the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•
the outcome of any legal proceedings that may be instituted against MPAC or MMV following announcement of the Merger Agreement and the transactions contemplated therein;

•
the inability to complete the Business Combination due to, among other things, the failure to obtain MPAC or MMV stockholder approval;

•
the risk that the announcement and consummation of the proposed Business Combination disrupts MMV’s current plans;

•
the ability to recognize the anticipated benefits of the Business Combination;

•
unexpected costs related to the proposed Business Combination;

•
the amount of any redemptions by existing holders of MPAC Class A ordinary shares being greater than expected;

•
limited liquidity and trading of MPAC’s securities;

•
geopolitical risk and changes in applicable laws or regulations;

•
the possibility that MPAC and/or MMV may be adversely affected by other economic, business, and/or competitive factors;

•
operational risks;

•
the risks that the COVID-19 pandemic, and local, state, and federal responses to addressing the pandemic, may have an adverse effect on our business operations, as well as our financial condition and results of operations;

•
litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on MMV’s resources; and

•
the risks that the consummation of the Business Combination is substantially delayed or does not occur.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of MPAC and MMV prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.
All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed in this proxy statement/prospectus and attributable to MPAC, MMV or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus. Except to the extent required by applicable law or regulation, MPAC and MMV undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS
The following are answers to some questions that you, as a stockholder of MPAC, may have regarding the Proposals being considered at the Meeting. We urge you to read carefully the remainder of this proxy statement/ prospectus because the information in this section does not provide all the information that might be important to you with respect to the Proposals and the other matters being considered at the Meeting. Additional important information is also contained in the annexes to and the documents incorporated by reference into this proxy statement/prospectus.
Q:
What is the purpose of this document?

A:
MPAC, PubCo, Merger Sub and MMV have agreed to the Business Combination under the terms of the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A, and is incorporated into this proxy statement/prospectus by reference. The Board is soliciting your proxy to vote for the Business Combination and other Proposals at the Meeting because you owned MPAC Class A ordinary shares at the close of business on [•], 2021, the “Record Date” for the Meeting, and are therefore entitled to vote at the Meeting. This proxy statement/prospectus summarizes the information that you need to know in order to cast your vote.

Q:
What is being voted on?

A:
Below are the Proposals that the MPAC shareholders are being asked to vote on:

•
Proposal No. 1 —  The Reincorporation Merger Proposal to approve the Reincorporation Merger and the Reincorporation Plan of Merger.

•
Proposal No. 2 — The Acquisition Merger Proposal to approve the Merger Agreement and the Business Combination.

•
Proposal No. 3 —  The Nasdaq Proposal to approve the issuance of more than 20% of the issued and outstanding Class A ordinary shares in connection with (i) the terms of the Merger Agreement, which will result in a change of control, as required by Nasdaq Listing Rule 5635(a) and (b), and (ii) the terms of the PIPE Investment, as required by Nasdaq Listing Rule 5635(d).

•
Proposal No. 4 —  The Adjournment Proposal to approve the adjournment of the Meeting.

Q:
What vote is required to approve the Proposals?

A:
Proposal No. 1 — The Reincorporation Merger Proposal requires the affirmative vote of the majority of the issued and outstanding MPAC ordinary shares present by virtual attendance or represented by proxy and entitled to vote at the Meeting. An abstention will have the effect of a vote “AGAINST” Proposal No. 1. Broker non-votes will have no effect on the vote for Proposal No. 1.

Proposal No. 2  — The Acquisition Merger Proposal requires the affirmative vote of the majority of the issued and outstanding MPAC ordinary shares present by virtual attendance or represented by proxy and entitled to vote at the Meeting. An abstention will have the effect of a vote “AGAINST” Proposal No. 2. Broker non-votes will have no effect on the vote for Proposal No. 2.
Proposal No. 3  —  The Nasdaq Proposal requires the affirmative vote of the majority of the issued and outstanding MPAC ordinary shares present by virtual attendance or represented by proxy and entitled to vote at the Meeting. Abstentions will have the effect of a vote “AGAINST” Proposal No. 3. Broker non- votes will have no effect on the vote for Proposal No. 3.
Proposal No. 4  — The Adjournment Proposal requires the affirmative vote of the majority of the issued and outstanding MPAC ordinary shares present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting. Abstentions will have the effect of a vote “AGAINST” Proposal No. 4. Broker-non votes have no effect on the vote for Proposal No. 4.
Q:
Are any of the Proposals conditioned on one another?

A:
The Acquisition Merger Proposal is conditioned upon the approval of Proposal No. 1 and Proposal No. 3. Proposals No. 1, 3 and 4 are dependent upon approval of the Acquisition Merger Proposal. It is important for you to note that in the event that the Acquisition Merger Proposal is not approved, MPAC will not consummate the Business Combination. If MPAC does not consummate the Business Combination and fails to complete an initial business combination by April 12, 2022 (or October 12, 2022 if the Combination Period is extended by the full amount of time allowed under MPAC’s Existing Charter), MPAC will be required to dissolve and liquidate, unless we seek stockholder approval to amend our Existing Charter to extend the date by which the Business Combination may be consummated.
Q:
What will happen in the Business Combination?

A:
At the closing of the Reincorporation Merger, MPAC will reincorporate to British Virgin Islands by merging with and into PubCo with PubCo as the surviving publicly traded entity. At the closing of the Acquisition Merger, Merger Sub, a wholly-owned subsidiary of PubCo will be merged with and into MMV, with MMV surviving such merger as the surviving entity. Upon consummation of the Business Combination, MMV will become a wholly-owned subsidiary of PubCo. In connection with the Business Combination, the cash held in the Trust Account after giving effect to any redemption of shares by MPAC’s public stockholders and the proceeds from the PIPE Investment will be used to pay certain fees and expenses in connection with the Business Combination, and for working capital and general corporate purposes. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

Q:
What is the consideration being paid to MMV security holders?

A:
The aggregate consideration for the Business Combination is $300,000,000, payable in the form of 30,000,000 newly issued PubCo Ordinary Shares valued at $10.00 per share to MMV’s shareholders. [                 ] PubCo Ordinary Shares will be reserved and authorized for issuance under the Share Incentive Award upon closing. At the closing of the Business Combination, each MMV ordinary shares then issued and outstanding shall be cancelled and automatically converted into the right to receive PubCo Ordinary Shares [on a one-for-one basis].

Q:
What equity stake will current shareholders of MPAC and MMV sthareholders hold in the Combined Company after the closing?

A:
It is anticipated that upon completion of the Business Combination, MPAC’s public shareholders (other than the PIPE Investment investor(s)) would retain an ownership interest of approximately [•]% in the Combined Company, the PIPE Investment investors will own approximately [•]% of the Combined Company (such that the public shareholders, including the PIPE Investment investors, would own approximately [•]% of the Combined Company), the Sponsor, officers, directors and other holders of founder shares will retain an ownership interest of approximately [•]% of the Combined Company and the MMV shareholders will own approximately [•]% of the Combined Company.

The ownership percentage with respect to the Combined Company does not take into account the redemption of any shares by the MPAC public shareholders. If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the MPAC stockholders will be different. See “Unaudited Pro Forma Condensed Combined Financial Information.”
Q:
Are there any arrangements to help ensure that MPAC will have sufficient funds, together with the proceeds in its Trust Account, to fund the consideration?

A:
Yes. MPAC and PubCo entered into a subscription agreement, dated as of August 6, 2021, with a PIPE Investment investor pursuant to which, among other things, MPAC and PubCo have agreed to issue and sell, in a private placement to close immediately prior to the closing of the Business Combination, an aggregate of 1,000,000 PubCo Class A ordinary shares for $10.00 per share for a total of $10,000,000. MPAC and PubCo may enter into additional subscription agreements in relation to the purchase of up to 3,000,000 PubCo Class A ordinary shares for a total purchase price of up to $30,000,000. To the extent not utilized to consummate the Business Combination, the proceeds from the Trust Account will be used for general corporate purposes, including, but not limited to, working capital for operations, capital expenditures and future acquisitions. MPAC will agree that it (or its successor) will file with the SEC a registration statement registering the resale of the shares purchased in the PIPE Investment and use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable.
Q:
Do any of MPAC’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?

A:
In considering the recommendation of the Board to approve the Merger Agreement, MPAC stockholders should be aware that certain MPAC executive officers and directors may be deemed to have interests in the Business Combination that are different from, or in addition to, those of MPAC shareholders generally. These interests, which may create actual or potential conflicts of interest, are, to the extent material, described in the section entitled “The Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination” beginning on page [•].

Q:
When and where is the Meeting?

A:
The Meeting will take place at [•], on [•], 2021, at [•] a.m.

Q:
Who may vote at the Meeting?

A:
Only holders of record of MPAC ordinary shares as of the close of business on [•], 2021 may vote at the Meeting of stockholders. As of August 12, 2021 there were 6,100,000 MPAC Class A ordinary shares and 1,437,500 MPAC Class B ordinary shares outstanding and entitled to vote. Please see “The Meeting — Record Date; Who is Entitled to Vote” for further information.

Q:
What is the quorum requirement for the Meeting?

A:
Shareholders representing a majority of MPAC ordinary shares issued and outstanding as of the Record Date and entitled to vote at the Meeting must be present in person by virtual attendance or represented by proxy in order to hold the Meeting and conduct business. This is called a quorum. Shares of MPAC Class A ordinary shares will be counted for purposes of determining if there is a quorum if the shareholder (i) is present and entitled to vote at the meeting, or (ii) has properly submitted a proxy card or voting instructions through a broker, bank or custodian. In the absence of a quorum, shareholders representing a majority of the votes present in person or represented by proxy at such meeting may adjourn the meeting until a quorum is present.

Q:
How will the Initial Shareholders vote?

A:
Pursuant to a letter agreement, the Initial Shareholders, who as of August 12, 2021 owned 292,500 Units and 1,437,500 MPAC Class B ordinary shares, or approximately 23.0% of the outstanding MPAC ordinary shares, agreed to vote their respective ordinary shares acquired by them prior to the IPO and any ordinary shares purchased by them in the open market in or after the IPO in favor of the Acquisition Merger Proposal and related Proposals (“Letter Agreement”). As a result, only 27.1% MPAC ordinary shares held by the public shareholders will need to be present in person by virtual attendance or by proxy to satisfy the quorum requirement for the meeting. In addition, as the vote to approve the Acquisition Merger Proposal is a majority of the votes cast at a meeting at which a quorum is present, assuming only the minimum number of ordinary shares to constitute a quorum is present, only 154,376 MPAC ordinary shares, or approximately 2.7% of the outstanding ordinary shares held by the public shareholders, must vote in favor of the Acquisition Merger Proposal for it to be approved.

Q:
How many votes do I and others have?

A:
You are entitled to one vote for each MPAC’s ordinary share that you held as of the Record Date. As of the close of business on the Record Date, there were [•] outstanding MPAC Class A ordinary shares and 1,437,500 Class B ordinary shares.

Q:
Am I required to vote against the Acquisition Merger Proposal in order to have my public shares redeemed?

A:
No. You are not required to vote against the Acquisition Merger Proposal in order to have the right to demand that MPAC redeem your public shares for cash equal to your pro rata share of the aggregate amount then on deposit in the Trust Account (before payment of deferred underwriting commissions and including interest earned on their pro rata portion of the Trust Account, net of taxes payable). These rights to demand redemption of public shares for cash are sometimes referred to herein as “redemption rights.” If the Business Combination is not completed, holders of public shares electing to exercise their redemption rights will not be entitled to receive such payments and their MPAC ordinary shares will be returned to them.
Q:
How do I exercise my redemption rights?

A:
If you are a public shareholder and you seek to have your public shares redeemed, you must (i) demand, no later than [•] p.m., Eastern Time on [•], 2021 (at least two business days before the Meeting), that MPAC redeem your shares into cash; and (ii) submit your request in writing to Continental, at the address listed at the end of this section and deliver your shares to Continental physically or electronically using The Depository Trust Company’s (“DTC”) DWAC (Deposit/Withdrawal at Custodian) System at least two business days before the Meeting.

Any corrected or changed written demand of redemption rights must be received by Continental two business days before the Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to Continental at least two business days before the Meeting.
MPAC stockholders may seek to have their public shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of MPAC ordinary shares as of the Record Date. Any public stockholder who holds ordinary shares on or before [•], 2021 (two business days before the Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination.
The actual per share redemption price will be equal to the aggregate amount then on deposit in the Trust Account (before payment of deferred underwriting commissions and including interest earned on their pro rata portion of the Trust Account, net of taxes payable), divided by the number of Class A ordinary shares sold in the IPO. Please see the section titled “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your Class A ordinary shares for cash.
Q:
What are the U.S. federal income tax consequences of exercising my redemption rights?

A:
In the event that a U.S. Holder elects to redeem its MPAC ordinary shares for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or exchange of the MPAC ordinary shares under Section 302 of the Internal Revenue Code (the “Code”) or is treated as a distribution under Section 301 of the Code and whether MPAC would be characterized as a passive foreign investment company (“PFIC”). If the redemption qualifies as a sale or exchange of the MPAC ordinary shares, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the MPAC ordinary shares surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the MPAC ordinary shares redeemed exceeds one year.

Subject to the PFIC rules, long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. However, it is unclear whether the redemption rights with respect to the MPAC ordinary shares may prevent a U.S. Holder from satisfying the applicable holding period requirement. The deductibility of capital losses is subject to limitations. See “Material U.S. Federal Income Tax Consequences of the Business Combination — Certain U.S. Federal Income Tax Consequences of Exercising Redemption Rights” and “Material U.S. Federal Income Tax Consequences of the Business Combination — Passive Foreign Investment Company Status” for a more detailed discussion of the U.S. federal income tax consequences of a U.S. Holder electing to redeem its MPAC ordinary shares for cash, including with respect to MPAC’s potential PFIC status and certain tax implications thereof.

Q:
What do I need to do now?

A:
You are urged to read carefully and consider the information contained in this proxy statement/ prospectus, including the annexes, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:
How can I vote?

A:
If you are a shareholder of record, you may vote online at the virtual Meeting or vote by proxy using the enclosed proxy card, the Internet or telephone. Whether or not you plan to participate in the Meeting, we urge you to vote by proxy to ensure your vote is counted. Even if you have already voted by proxy, you may still attend the virtual Meeting and vote online, if you choose.

To vote online at the virtual Meeting, follow the instructions below under “How may I participate in the virtual Meeting?”
To vote using the proxy card, please complete, sign and date the proxy card and return it in the prepaid envelope. If you return your signed proxy card before the Meeting, we will vote your shares as you direct.
To vote via the telephone, you can vote by calling the telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts will allow you to vote your shares and confirm that your instructions have been properly recorded.
To vote via the Internet, please go to [•] and follow the instructions. Please have your proxy card handy when you go to the website. As with telephone voting, you can confirm that your instructions have been properly recorded.
Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day until 11:59 p.m. Eastern Time on [•], 2021. After that, telephone and Internet voting will be closed, and if you want to vote your shares, you will either need to ensure that your proxy card is received before the date of the Meeting or attend the virtual Meeting to vote your shares online.
If your shares are registered in the name of your broker, bank or other agent, you are the “beneficial owner” of those shares and those shares are considered as held in “street name.” If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than directly from us. Simply complete and mail the proxy card to ensure that your vote is counted. You may be eligible to vote your shares electronically over the Internet or by telephone. A large number of banks and brokerage firms offer Internet and telephone voting. If your bank or brokerage firm does not offer Internet or telephone voting information, please complete and return your proxy card in the self- addressed, postage-paid envelope provided.
If you plan to vote at the virtual Meeting, you will need to contact Continental at the phone number or email below to receive a control number and you must obtain a legal proxy from your broker, bank or other nominee reflecting the number of Class A ordinary shares you held as of the Record Date, your name and email address. You must contact Continental for specific instructions on how to receive the control number. Please allow up to 48 hours prior to the meeting for processing your control number.
After obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit proof of your legal proxy reflecting the number of your shares along with your name and email address to Continental. Requests for registration should be directed to 917-262-2373 or email proxy@continentalstock.com. Requests for registration must be received no later than [•] p.m., Eastern Time, on [•], 2021.
You will receive a confirmation of your registration by email after we receive your registration materials. We encourage you to access the Meeting prior to the start time leaving ample time for the check in.

Q:
How may I participate in the virtual Meeting?

A.
If you are a shareholder of record as of the Record Date for the Meeting, you should receive a proxy card from Continental, containing instructions on how to attend the virtual Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at 917-262-2373 or email proxy@continentalstock.com.

You can pre-register to attend the virtual Meeting starting on [•], 2021. Go to http://www.cstproxy.com/xxxxxxxx2021, enter the control number found on your proxy card you previously received, as well as your name and email address. Once you pre-register you can vote [or enter questions in the chat box]. At the start of the Meeting you will need to re-log into http:// www.cstproxy.com/xxxxxxxx2021 using your control number.
If your shares are held in street name, and you would like to join and not vote, Continental will issue you a guest control number. Either way, you must contact Continental for specific instructions on how to receive the control number. Please allow up to [48] hours prior to the meeting for processing your control number.
Q:
Who can help answer any other questions I might have about the virtual Meeting?

A.
If you have any questions concerning the virtual Meeting (including accessing the meeting by virtual means) or need help voting your MPAC ordinary shares, please contact Continental at 917-262-2373 or email proxy@continentalstock.com.

The Notice of Special Meeting, proxy statement/prospectus and form of Proxy Card are available at: [•].
Q:
If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

A:
No. If you are a beneficial owner and you do not provide voting instructions to your broker, bank or other holder of record holding shares for you, your shares will not be voted with respect to any Proposal for which your broker does not have discretionary authority to vote. If a Proposal is determined to be discretionary, your broker, bank or other holder of record is permitted to vote on the Proposal without receiving voting instructions from you. If a Proposal is determined to be non-discretionary, your broker, bank or other holder of record is not permitted to vote on the Proposal without receiving voting instructions from you. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a non-discretionary Proposal because the holder of record has not received voting instructions from the beneficial owner.

Each of the Proposals to be presented at the Meeting is a non-discretionary Proposal. Accordingly, if you are a beneficial owner and you do not provide voting instructions to your broker, bank or other holder of record holding shares for you, your shares will not be voted with respect to any of the Proposals. A broker non-vote would have the same effect as a vote against the Acquisition Merger Proposal, and the Adjournment Proposal.
Q:
What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

A:
MPAC will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the Meeting. For purposes of approval, an abstention on any Proposals will have the same effect as a vote “AGAINST” such Proposal.

Q:
If I am not going to attend the Meeting, should I return my proxy card instead?

A.
Yes. Whether you plan to attend the Meeting virtually or not, please read the enclosed proxy statement/ prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:
How can I submit a proxy?

A.
You may submit a proxy by (a) visiting [•] and following the on screen instructions (have your proxy card available when you access the webpage), or (b) calling toll-free [•] in the U.S. or [•] from foreign countries from any touch-tone phone and follow the instructions (have your proxy card available when you call), or (c) submitting your proxy card by mail by using the previously provided self-addressed, stamped envelope.

Q:
Can I change my vote after I have mailed my proxy card?

A:
Yes. You may change your vote at any time before your proxy is voted at the Meeting. You may revoke your proxy by executing and returning a proxy card dated later than the previous one, or by attending the virtual Meeting in person and casting your vote or by voting again by the telephone or Internet voting options described below, or by submitting a written revocation stating that you would like to revoke your proxy that our proxy solicitor receives prior to the Meeting. If you hold your Class A ordinary shares through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of proxies. If you are a record holder, you should send any notice of revocation or your completed new proxy card, as the case may be, to:

Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll Free: 877-870-8565
Collect: 206-870-8565
Email: KSmith@advantageproxy.com
Unless revoked, a proxy will be voted at the virtual Meeting in accordance with the stockholder’s indicated instructions. In the absence of instructions, proxies will be voted FOR each of the Proposals.
Q:
What will happen if I return my proxy card without indicating how to vote?

A:
If you sign and return your proxy card without indicating how to vote on any particular Proposal, the Class A ordinary shares represented by your proxy will be voted in favor of each Proposal. Proxy cards that are returned without a signature will not be counted as present at the Meeting and cannot be voted.

Q:
Should I send in my share certificates now to have my Class A ordinary shares redeemed?

A:
MPAC stockholders who intend to have their public shares redeemed should send their certificates to Continental at least two business days before the Meeting. Please see “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.

Q:
Who will solicit the proxies and pay the cost of soliciting proxies for the Meeting?

A:
MPAC will pay the cost of soliciting proxies for the Meeting. MPAC has engaged Advantage Proxy to assist in the solicitation of proxies for the Meeting. MPAC has agreed to pay Advantage Proxy a fee of [•], plus disbursements, and will reimburse Advantage Proxy for its reasonable out-of-pocket expenses and indemnify Advantage Proxy and its affiliates against certain claims, liabilities, losses, damages, and expenses. MPAC will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Class A ordinary shares for their expenses in forwarding soliciting materials to beneficial owners of the Class A ordinary shares and in obtaining voting instructions from those owners. Our directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:
What happens if I sell my shares before the Meeting?

A:
The Record Date for the Meeting is earlier than the date of the Meeting, as well as the date that the Business Combination is expected to be consummated. If you transfer your MPAC ordinary shares after the Record Date, but before the Meeting, unless the transferee obtains from you a proxy to vote those shares, you would retain your right to vote at the Meeting, but will transfer ownership of the shares and will not hold an interest in MPAC after the Business Combination is consummated.

Q:
When is the Business Combination expected to occur?

A:
Assuming the requisite regulatory and shareholder approvals are received, MPAC expects that the Business Combination will occur as soon as possible following the Meeting.

Q:
Are MMV’s shareholders required to approve the Business Combination?

A:
Yes. The Business Combination requires the affirmative approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, by a special resolution of the shareholders of MMV passed by the affirmative vote of holders of MMV ordinary shares representing at least two-thirds of the votes of the MMV ordinary shares present and voting in person or by proxy at a meeting of the shareholders of MMV or approved in writing by all the holders of MMV ordinary shares entitled to vote at a general meeting of MMV.

Q:
Are there risks associated with the Business Combination that I should consider in deciding how to vote?

A:
Yes. There are a number of risks related to the Business Combination and other transactions contemplated by the Merger Agreement, that are discussed in this proxy statement/prospectus. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page [•] of this proxy statement/prospectus.

Q:
May I seek statutory appraisal rights or dissenter rights with respect to my shares?

A:
Yes. See the section entitled “The Meeting — Appraisal Rights” for more information.

Q:
What happens if the Business Combination is not consummated?

A:
If MPAC does not consummate the Business Combination by April 12, 2022 (or October 12, 2022, if the Combination Period is extended by the full amount of time allowed) then MPAC’s officers must take all actions necessary in accordance with the laws of the British Virgin Islands to dissolve and liquidate MPAC as promptly as reasonably possible. Following dissolution, MPAC will no longer exist as a company. In any liquidation, the funds held in the Trust Account, plus any interest earned thereon (net of taxes payable), together with any remaining out-of-trust net assets, will be distributed pro rata to holders of Class A ordinary shares who acquired such shares in the IPO or in the aftermarket. The estimated consideration that each Class A ordinary share would be paid at liquidation would be approximately $10.10 per share for stockholders based on amounts on deposit in the Trust Account as of [•], 2021. The closing price of our Class A ordinary shares on the Nasdaq Stock Market as of [•], 2021 was $[•]. The Initial Shareholders waived the right to any liquidation distribution with respect to any Class A ordinary shares held by them.

Q:
What happens to the funds deposited in the Trust Account following the Business Combination?

A:
Following the closing of the Business Combination, holders of pubic shares of MPAC exercising redemption rights will receive their per share redemption price out of the funds in the Trust Account. The balance of the funds will be released to MMV to fund working capital needs of the Combined Company. As of [•], 2021, there was approximately $[•] in the Trust Account. MPAC estimates that approximately $10.10 per outstanding public share will be paid to the investors exercising their redemption rights.

Q:
Who will manage the Combined Company after the Business Combination?

A:
As a condition to the closing of the Business Combination, all of the officers and directors of MPAC will resign. For information on the anticipated management of the Combined Company, see the section titled “Directors and Executive Officers of the Combined Company after the Business Combination” in this proxy statement/prospectus.

Q:
Who can help answer my questions?

A:
If you have questions about the Proposals or if you need additional copies of this proxy statement/ prospectus or the enclosed proxy card, you should contact MPAC’s proxy solicitor at:

Advantage Proxy
P.O. Box 13581
Des Moines, WA98198
Toll Free: 877-870-8565
Collect: 206-870-8565
Email: KSmith@advantageproxy.com
You may also obtain additional information about MPAC from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
This summary highlights selected information from this proxy statement/prospectus but may not contain all of the information that may be important to you. Accordingly, MPAC encourages you to read carefully this entire proxy statement/prospectus, including the Merger Agreement attached as Annex A. Please read these documents carefully as they are the legal documents that govern the Business Combination and your rights in the Business Combination.
Unless otherwise specified, all share calculations assume no exercise of the redemption rights by MPAC’s stockholders.
The Parties to the Business Combination
Model Performance Acquisition Corp.
MPAC was incorporated as a British Virgin Islands business company on January 8, 2021. It is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more target businesses.
On April 12, 2021, MPAC consummated its IPO of 5,000,000 units (“Units”) at $10.00 per unit, generating gross proceeds of $50,000,000. Each unit consists of one MPAC Class A ordinary share, one-half of one warrant (“Public Warrant”) entitling its holder to purchase one MPAC Class A ordinary share at a price of $11.50 per whole share and one right (“Right”) to receive one-tenth of one MPAC Class A ordinary share upon the consummation of an initial business combination. Simultaneously with the IPO, MPAC also consummated the sale to First Euro Investments Limited, its Sponsor, of 270,000 units (the “Private Placement Units”) in a private placement generating total proceeds of $2,700,000. MPAC granted the underwriters a 45-day option to purchase up to an additional 750,000 units at $10.00 per unit to cover over-allotments (the “Over-Allotment Option”) which was exercised on April 12, 2021. On April 15, 2021, MPAC closed the Over-Allotment Option resulting in additional gross proceeds of $7,500,000. Simultaneously with the closing of the Over-Allotment Option, MPAC consummated the sale of an additional 22,500 Private Placement Units generating gross proceeds of $225,000.
As of April 15, 2021, a total of $58,075,000 of proceeds from the IPO (including the Over-Allotment Option) and the private placement consummated simultaneously with the closing of the IPO was placed in the Trust Account. MPAC incurred $3,246,269 in transaction costs, including $1,000,000 of underwriting fees, $1,750,000 of deferred underwriting fees and $496,269 of other offering costs.
As of [•], 2021, MPAC had cash of $[•] outside of the Trust Account. The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. At [•], 2021, there was $[•] held in the Trust Account (including $[•] of accrued interest which MPAC can withdraw to pay taxes).
The amounts held in the Trust Account may only be used by MPAC upon the consummation of a business combination, except that there can be released to MPAC, from time to time, any interest earned on the funds in the Trust Account that it may need to pay its tax obligations. The remaining interest earned on the funds in the Trust Account will not be released until the earlier of the completion of a business combination and MPAC’s liquidation. MPAC executed the Merger Agreement on August 6, 2021 and it must liquidate unless a business combination is consummated by April 12, 2022 (or October 12, 2022 if the Combination Period is extended by the full amount of time allowed under MPAC’s Existing Charter).
MPAC’s Units, Class A ordinary shares, warrants and rights are listed on the Nasdaq Stock Market under the symbol “MPACU”, “MPAC”, “MPACW” and “MPACR”, respectively. The Units commenced trading on or about April 8, 2021 and the Class A ordinary shares, warrants and rights commenced separate trading on the Nasdaq Stock Market on or about June 8, 2021.
MPAC’s principal executive offices are located at Cheung Kong Center, 58th floor, Unit 5801, 2 Queens Road Central, Central, Hong Kong and its telephone number is (852) 9258-9728.
Model Performance Mini Corp.
Model Performance Mini Corp. (“PubCo”) was incorporated in British Virgin Islands on July 13, 2021 for the sole purpose of the Reincorporation Merger. Following the consummation of the Reincorporation Merger, MPAC will have merged with and into PubCo, with PubCo as the surviving publicly traded entity.

MultiMetaVerse Inc.
MMV is a rising animation and entertainment company devoted to the production of orginal animations and entertainment contents to promote its contemporary cultural values. MMV strives to provide its users with the most intriguing, multi-faceted, and highly interactive virtual entertainment services and products by way of animations, videos, comic strips, and games developed based on MMV’s proprietary brand and user-generated contents. In turn, MMV seeks to establish an open community for its users to incubate user engagement and user participation in the creative process.
MMV relies on its Core Platform to guides it business operation and development. The Core Platform encompasses components of R&D and technical support, UGC incentive schemes, IP support, UGC community management, regulatory approval, product publishing and operation, and monetization through cross-genre porting and merchandising. These components combine to ensure the development of MMV’s content offerings and proprietary brands.
MMV has produced three seasons of animation and one mobile game under its proprietary brand titled Aotu World. Through the promotion of the Aotu World brand and its content offerings, MMV has accumulated a large and loyal user base. The fourth season of the animation and three additional games for Aotu World are currently under development. In addition to the product pipeline under Aotu World, MMV is also developing its second proprietary brand titled Neko Album, and has introduced an animation series and a mobile game under this brand.
In addition to in-house creative development and the engagement of users for product development, MMV also targets potential brands and products through strategic cooperation and acquisitions. These efforts are aimed to diversify MMV’s proprietary brands and the entertainment genres developed under these brands.
MMV generates a substantial portion of its earnings through the sale of merchandises developed under its proprietary brand and revenue generated from its mobile game operation. MMV will continue to utilize these two methods for its monetization plan.
MultiMetaVerse Inc. was incorporated under the laws of the Cayman Islands in March 2021, and conducts its business through its subsidiaries and affiliates in the PRC. MMV’s principal place of business is located at Building D3, No. 718, Lingshi Road, Jingan District, Shanghai, PRC., and its phone number is 86-21-61853905 MMV’s registered office in the Cayman Island is located at Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, Ky1-1104, Cayman Islands.
For more information on MMV, please see the sections titled “Information about MMV” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MMV.”
Model Performance Mini Sub Corp.
Model Performance Mini Sub Corp. (“Merger Sub”) was incorporated in Cayman Islands on July 19, 2021 and is a wholly-owned subsidiary of PubCo formed to consummate the Business Combination. Following the consummation of the Business Combination, Merger Sub will have merged with and into MMV, with MMV surviving the merger as a wholly-owned subsidiary of PubCo.
The Merger Agreement
On August 6, 2021, MPAC entered into the Merger Agreement by and among MPAC, PubCo, Merger Sub and MMV and the Principal Shareholders. Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement by the stockholders of MPAC, MPAC will reincorporate to British Virgin Islands by merging with and into PubCo as a result of the Reincorporation Merger; (ii) concurrently with the Reincorporation Merger, Merger Sub will merge with and into MMV resulting in MMV being a wholly-owned subsidiary of PubCo. The board of directors of MPAC (the “Board”) has unanimously (i) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the shareholders of MPAC.

General Description of the Acquisition Merger
Business Combination Consideration
Concurrently with the Reincorporation Merger, Merger Sub will be merged with and into MMV, resulting in MMV being a wholly owned subsidiary of PubCo.
The aggregate consideration for the Business Combination is $300,000,000, payable in the form of 30,000,000 newly issued PubCo Ordinary Shares valued at $10.00 per share to MMV’s shareholders. [           ] PubCo Ordinary Shares will be reserved and authorized for issuance under the Share Incentive Award upon closing. At the closing of the Business Combination, the one fully paid share in Merger Sub held by PubCo will become one fully paid share in the surviving corporation, so that MMV will become a wholly-owned subsidiary of PubCo.
Upon the closing of the Business Combination, PubCo board of directors will consist of seven (7) directors, four (4) of whom will be designated by MMV, one (1) of whom will be designated by the Sponsor, and two (2) of whom will be designated by MMV to serve as independent directors in accordance with the Nasdaq’s listing standards and shall be reasonably acceptable to the Sponsor. See section titled “Directors and Executive Officers of the Combined Company after the Business Combination” for additional information.
After the consummation of the Business Combination, PubCo will be a “foreign private issuer” under the U.S. securities laws and the rules of Nasdaq. For more information about the foreign private issuer, please see the sections titled “Director and Executive Officers of the Combined Company after the Business Combination — Foreign Private Issuer Status.”
After the Business Combination, assuming (i) there are no redemptions of our shares, and (ii) there is no exercise of the PubCo Warrants, MPAC’s current public stockholders will own approximately [      ]% of the issued share capital of PubCo, MPAC’s current directors, officers and affiliates will own approximately [      ]% of the issued share capital of PubCo, and MMV shareholders will own approximately [      ]% of the issued share capital of PubCo (including the [           ] PubCo Ordinary Shares reserved and authorized for issuance under the Share Incentive Award). Assuming redemption by holders of [           ] MPAC’s outstanding ordinary shares, MPAC’s current public stockholders will own approximately [      ]% of the issued share capital of PubCo, MPAC’s current directors, officers and affiliates will own approximately [      ]% of the issued share capital of PubCo, and MMV shareholders will own approximately [      ]% of the issued share capital of PubCo (including the [           ] PubCo Ordinary Shares reserved and authorized for issuance under the Share Incentive Award).
Assuming the Reincorporation Merger Proposal and the Business Combination Proposal are approved, MPAC expects to close the Business Combination by [           ].
Representations and Warranties
In the Merger Agreement, MMV together with its subsdiairies are referred to as the “Company Group.” MMV and its Principal Shareholders, jointly and severally, make certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Merger Agreement) relating to, among other things: (a) proper corporate existence and power of MMV and its subsidiaries and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) no need for governmental authorization for the execution, delivery or performance of the agreement and additional agreements thereto; (d) absence of conflicts; (e) capital structure; (f) accuracy of charter documents and corporate records; (g) accuracy of the list of all assumed or “doing business as” names used by the Company Group; (h) accuracy of the list of each subsidiary of MMV; (i) required consents and approvals; (j) financial information; (k) absence of certain changes or events; (l) title to assets and properties; (m) material litigations; (n) material contracts; (o) licenses and permits; (p) compliance with laws; (q) ownership of intellectual property; (r) customers and suppliers; (s) accounts receivable and payable and loans; (t) no undisclosed pre-payments received; (u) employment and labor matters; (v) withholding of obligations of the Company Group applicable to its employees; (w) real property; (x) taxes matters; (y) environmental matters; (z) finders fees; (aa) powers of attorney and suretyships;

(bb) directors and officers; (cc) no unlawful payment; (dd) compliance with anti-money laundering laws; (ee) that MMV is not an investment company; and (ff) other customary representations and warranties.
MPAC, PubCo and Merger Sub (collectively “Purchaser Parties”) make certain representations and warranties relating to, among other things: (a) proper corporate existence and power; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) no need for governmental authorization for the execution, delivery or performance of the agreement and additional agreements thereto; (d) absence of conflicts; (e) finders fees; (f) issuance of closing payment shares; (g) capital structure; (h) information supplied; (i) minimum trust fund amount; (j) validity of Nasdaq Stock Market listing; (k) that MPAC is a publicly-held company subject to reporting obligations; (l) no market manipulation; (m) board approval; (n) SEC filing requirements and financial statements; (o) litigation; (p) compliance with laws, including those relating to money laundering; (q) OFAC-related representations and warranties; (r) that MPAC is not an investment company; (s) tax matters; and (t) material contracts.
Conduct Prior to Closing; Covenants Pending Closing
Each of MMV and MPAC has agreed to, and cause its subsidiaries to, operate the business in the ordinary course, consistent with past practices, prior to the closing of the transactions (with certain exceptions) and not to take certain specified actions without the prior written consent of the other party.
The Merger Agreement also contains covenants providing for:
•
Each party providing access to their books and records and providing information relating to their respective business to the other party, its legal counsel and other representatives;

•
Each party promptly notifying the other party of certain events;

•
Cooperation in making certain filings with the SEC;

•
MMV delivering its financial statements;

•
Disbursement of funds in the trust account; and

•
Directors’ and officers’ indemnification and insurance.

Covenants
The Company Group makes covenants relating to, among other things: (a) reporting of taxes and compliance with laws; (b) reasonable best efforts to obtain each third party consent; (c) reasonable best efforts to assist the ODI shareholders to complete the ODI filings; (d) certain issuance of MMV ordinary shares prior to the closing; (e) annual and interim financial statements; (f) continued employment of certain employees of MMV; and (g) procuring additional investors to provide equity financing in the aggregate amount of $10,000,000 to Parent on substantially the same terms and conditions in the Subscription Agreement (as defined below).
Each party further makes covenants relating to, among other things: (a) reasonable best efforts to consummate and implement the transaction; (b) tax matters; (c) settlement and reimbursement of expenses; (d) compliance with SPAC agreements; (e) that Purchaser shall prepare with the assistance, cooperation of the Company Group, and file with the SEC a registration statement; and (f) confidentiality.
Conditions to Closing
General Conditions
Consummation of the Merger Agreement and the transactions herein is conditioned on, among other things, (i) no provisions of any applicable law, and no order shall prohibit or prevent the consummation of the closing; (ii) there shall not be any action brought by a third party that is not an affiliate of the parties hereto to enjoin or otherwise restrict the consummation of the closing; (iii) the Reincorporation Merger shall have been consummated and the applicable certificates filed in the appropriate jurisdictions; (iv) the SEC shall have declared the registration statement effective, and no stop order suspending the effectiveness of the registration statement or any part thereof shall have been issued; (v) the Merger Agreement, each of the additional agreement as described in the Merger Agreement and the transactions contemplated hereby and thereby, shall have been duly authorized and approved respectively by the shareholders of MMV and MPAC; (vii) immediately after the Closing, MPAC shall have in excess of $5,000,000 in net tangible assets.
MMV’s Conditions to Closing
The obligations of MMV to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:
•
Purchaser Parties complying with all of their obligations under the Merger Agreement in all material respects;

•
subject to applicable materiality qualifiers, the representations and warranties of Purchaser Parties being true on and as of the date of the Merger Agreement and closing date of the transactions, and Purchaser Parties complying with all required covenants in the Merger Agreement;

•
Purchaser Parties complying with the reporting requirements under the applicable Securities Act and Exchange Act; and

•
there having been no material adverse effect to Purchaser Parties.

Purchaser Parties’ Conditions to Closing
The obligations of Purchaser Parties to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:
•
the Company Group complying with all of the obligations under the Merger Agreement in all material respects;

•
subject to applicable materiality qualifiers, the representations and warranties of the Company Group being true on and as of the date of the Merger Agreement and closing date of the transactions, and the Company Group complying with all required covenants in the Merger agreement;

•
there having been no material adverse effect to the Company Group;

•
the Purchasing Parties receiving legal opinions from the Company’s counsels in the PRC and Cayman Islands;

•
Certain shareholders of the Company shall have completed the ODI filings; and

•
An equity financing in aggregate amount of no less than $20,000,000 shall have been consummated or consummate substantially concurrently with the closing of the transactions.

Termination
The Merger Agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to MPAC stockholders, by:
•
the Purchaser Parties, if the audited financial statements for the years ended December 31, 2020, 2019 and the unaudited management accounts of the Company as of and for the six (6) month period ended June 30, 2021 have not been delivered by August 13, 2021;

•
either the Company or the Purchaser Parties, if the closing has not occurred by December 31, 2021, provided that no material breach of the Merger Agreement by the party seeking to terminate the Merger Agreement shall have occurred or have been made;

•
the Purchaser Parties, if the Company has materially breached any representation, warranty, agreement or covenant contained in the Merger Agreement, the Plan of Merger or the transactions fail to be authorized or approved by the Shareholders of the Company and such breach has not been cured within fifteen (15) days following the receipt by the Company Group of a notice describing such breach; or

•
the Company, if any Purchaser Party has materially breached any representation, warranty, agreement or covenant contained in the Merger Agreement and such breach has not been cured within fifteen (15) days following the receipt by any Purchaser Party of a notice describing such breach.

Anticipated Accounting Treatment
The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, MPAC will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of MMV expecting to have a majority of the voting power of the post-combination company, MMV senior management comprising all of the senior management of the post-combination company, the relative size of MMV compared to MPAC, and MMV operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of MMV issuing stock for the net assets of MPAC, accompanied by a recapitalization. The net assets of MPAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of MMV.
Regulatory Approvals
The Reincorporation Merger, the Business Combination and the other transactions contemplated by the Merger Agreement are not subject to any additional U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the Cayman Islands, except for the registration by the Registrar of Companies in the Cayman Islands and the Registrar of Corporate Affairs in the British Virgin Islands of the Plans of Merger.
Certain Related Agreements
Subscription Agreement/PIPE Investment
In connection with the execution of the Merger Agreement, MPAC and PubCo entered into a subscription agreement (the “Subscription Agreement”) with Bilibili Inc. (the “Subscriber”) pursuant to which the MPAC and PubCo have agreed to issue and sell to the Subscriber an aggregate of 1,000,000 PubCo Class A ordinary shares, for an aggregate purchase price of $10,000,000 at $10.00 per share. MPAC and PubCo may enter into additional subscription agreements in relation to the purchase of up to 3,000,000 PubCo Class A ordinary shares for a total purchase price of up to $30,000,000. The obligations to consummate the transactions contemplated by the Subscription Agreement are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement.
Business Cooperation Agreement
In connection with the execution of the Merger Agreement, PubCo entered into a business cooperation agreement, or BCA, with Shanghai Hode Information Technology Co., Ltd., or Shanghai Hode, a PRC company controlled by Bilibili Inc. through a series of contractual arrangements, MMV and other parties thereto.
[Pursuant to the BCA, Shanghai Hode is entitled to information rights and a series of priority rights to invest in, participate in commercial operations and establish agency arrangements in relation to our animation, literature, game and/or derivative works on terms and conditions that are no less favorable than those offered to any third party.]
The BCA shall become effective upon consummation of the Business Combination, and shall terminate when Bilibili Inc. beneficially owns less than 1.5% of the outstanding shares of the PubCo on a fully diluted and as converted basis.
Amended and Restated Registration Rights Agreement
In connection with the closing of the Business Combination, MMV, MPAC and certain stockholders of MPAC and certain stockholders of MMV who will receive shares of MPAC Class A ordinary shares pursuant to the Merger Agreement, will enter into an amended and restated registration rights agreement (“Registration Rights Agreement”), which will become effective upon the consummation of the Business Combination.
Lock-up Agreement and Arrangements
In connection with the closing of the Business Combination, certain stockholders of MMV will enter into a lock-up agreement (the “Stockholder Lock-Up Agreement”) with PubCo, pursuant to which each will agree, subject to certain customary exceptions, not to:
(i)   offer, sell contract to sell, pledge, or otherwise dispose of, directly or indirectly, any shares of PubCo ordinary share or securities convertible into or exercisable or exchangeable for PubCo ordinary shares held by it immediately after the Effective Time, or enter into a transaction that would have the same effect;
(ii)   enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any of such shares, whether any of these transactions are to be settled by delivery of such shares, in cash or otherwise; or
(iii)   publicly announce the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, edge or other arrangement, or engage in any “Short Sales” (as defined in the Stockholder Lock-up Agreement) with respect to any security of PubCo;
until the date that is 180 calendar days after the consummation of the Business Combination; provided, however, that the restrictions set forth in the Lock-up Agreement shall not apply to (1) transfers or distributions to such stockholders current or former general or limited partners, managers or members, stockholders, other equityholders or other direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended) or to the estates of any of the foregoing; (2) transfers by bona fide gift to a member of the stockholder’s immediate family or to a trust, the beneficiary of which is the stockholder or a member of the stockholder’s immediate family for estate planning purposes; (3) by virtue of will, intestate succession or the laws of descent and distribution upon death of the stockholder; (4) pursuant to a qualified domestic relations order, in each case where such transferee agrees to be bound by the terms of Stockholder Lock-up Agreement. Notwithstanding the foregoing, if after consummation of the Business Combination, there is a “Change of Control” of PubCo (as defined in the Lock-up Agreement), all of the shares shall be released from the restrictions set forth therein.
Indemnification Agreements
At the Effective Time, MPAC has agreed to enter into customary indemnification agreements, in form and substance reasonably acceptable to MMV, with the directors and executive officers of the Combined Company.
Management
Effective as of the closing of the Business Combination, the Post-Combination Board will have at least seven directors, four (4) of whom will be designated by MMV, one (1) of whom will be designated by the Sponsor, and two (2) of whom will be designated by MMV to serve as independent directors in accordance with the Nasdaq’s listing standards and shall be reasonably acceptable to the Sponsor. Effective as of the closing of the Business Combination, all of the executive officers of MPAC immediately prior to the closing of the Business Combination shall resign and the individuals serving as executive officers of the Combined Company immediately after the closing of the Business Combination will be the same individuals (in the same offices) as those of MMV immediately prior to the closing of the Business Combination. See “Directors and Executive Officers of the Combined Company after the Business Combination” for additional information.
Voting Securities
As of the Record Date, there were [•] shares of MPAC Class A ordinary shares and 1,437,500 MPAC Class B ordinary shares issued and outstanding. Only MPAC stockholders who hold MPAC Class A ordinary shares or Class B ordinary shares of record as of the close of business on [•], 2021 are entitled to vote at the Meeting or any adjournment thereof. Approval of the Reincorporation Merger Proposal, Acquisition Merger Proposal, the Nasdaq Proposal, and the Adjournment Proposal will each require the affirmative vote of the holders of a majority of the issued and outstanding MPAC ordinary shares, present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting or any adjournment thereof.
Attending the Meeting either in person by virtual attendance or by submitting your proxy and abstaining from voting will have the same effect as voting against all the Proposals and, assuming a quorum is present, broker non-votes will have no effect on the Proposals, for which it will have the same effect as voting against the Proposal.
As of [•], 2021, a total of 292,500 Units and 1,437,500 MPAC Class B ordinary shares, or approximately 23.0% of the outstanding MPAC ordinary shares, were subject to the Letter Agreement pursuant to which holders have agreed to vote their ordinary shares in favor of the Acquisition Merger Proposal. As a result, only 1,884,376 Class A ordinary shares held by the public stockholders will need to be present in person by virtual attendance or by proxy to satisfy the quorum requirement for the meeting. In addition, as the vote to approve the Acquisition Merger Proposal is a majority of the votes cast at a meeting at which a quorum is present, assuming only the minimum number of Class A ordinary shares to constitute a quorum is present, only 154,376 MPAC Class A ordinary shares, or approximately 2.7% of the outstanding MPAC Class A ordinary shares held by the public stockholders, must vote in favor of the Acquisition Merger Proposal for it to be approved.
Appraisal Rights
MPAC shareholders have appraisal rights in connection with the Business Combination. See the section entitled “The Meeting — Appraisal Rights” for more information. There are no appraisal rights with respect to MPAC warrants.
Redemption Rights
Pursuant to MPAC’s Existing Charter, holders of public shares of MPAC Class A ordinary shares may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by the total number of then-outstanding public MPAC Class A ordinary shares. As of [•], 2021, this would have amounted to approximately $10.10 per share.
You will be entitled to receive cash for any public shares to be redeemed only if you:
(i)
hold public shares; and

(ii)
prior to [•], Eastern Time, on [•], 2021, (a) submit a written request to Continental that MPAC redeem your public shares for cash and (b) deliver your public shares to Continental, physically or electronically through DTC.

If a holder of MPAC Class A ordinary shares exercises his or her redemption rights, then such holder will be exchanging his or her public shares for cash and will no longer own shares of the Combined Company. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to Continental in accordance with the procedures described herein. Please see the section titled “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.
Ownership of the Post-Business Combination Company After the Closing
It is anticipated that, upon the closing of the Business Combination, under the “no redemptions” scenario, MPAC’s public shareholders (other than the investor(s) in the PIPE Investment) would retain an ownership interest of approximately [•]% in the Combined Company.

Interests of Certain Persons in the Business Combination
When you consider the recommendation of the Board in favor of adoption of the Acquisition Merger Proposal and other Proposals, you should keep in mind that MPAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder, including:
•
If an initial business combination is not completed by April 12, 2022 (or October 12, 2022 if the Combination Period is extended by the full amount of time allowed), MPAC will be required to liquidate. In such event, 1,437,500 MPAC Class B ordinary shares held by the Sponsor, which were acquired prior to the IPO for an aggregate purchase price of $25,001, will be worthless. Such Class B ordinary shares will automatically convert into MPAC Class A ordinary shares at the consummation of the Business Combination and had an aggregate market value of approximately $[•] based on the closing price of the Class A ordinary shares of $[•] on The Nasdaq Capital Market as of [•], 2021.

•
The exercise of MPAC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our stockholders’ best interests.

See “Proposal No. 1 — The Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination” for additional information.
Anticipated Accounting Treatment
The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, MPAC will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of MMV expecting to have a majority of the voting power of the post-combination company, MMV senior management comprising all of the senior management of the post-combination company, the relative size of MMV compared to MPAC, and MMV operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of MMV issuing stock for the net assets of MPAC, accompanied by a recapitalization. The net assets of MPAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of MMV.
Recommendations of the Board and Reasons for the Business Combination
After careful consideration of the terms and conditions of the Merger Agreement, the Board has determined that the Business Combination and the transactions contemplated thereby are fair to, and in the best interests of, MPAC and its stockholders. In reaching its decision with respect to the Business Combination and the transactions contemplated thereby, the Board reviewed various industry and financial data and the evaluation of materials provided by MMV. The Board did not obtain a fairness opinion on which to base its assessment. The Board recommends that MPAC stockholders vote:
•
FOR the Reincorporation Merger Proposal;

•
FOR the Acquisition Merger Proposal;

•
FOR the Nasdaq Proposal; and

•
FOR the Adjournment Proposal.

Summary Risk Factors
In evaluating the Business Combination and the Proposals to be considered and voted on at the special meeting, you should carefully review and consider the risk factors set forth under the section entitled “Risk Factors” beginning on page [•] of this proxy statement/prospectus. Some of these risks related to are summarized below. References in the summary below to “MMV” generally refer to MMV in the present tense or to the Combined Company from and after the Business Combination.

The following summarizes certain principal factors that make an investment in the Combined Company speculative or risky, all of which are more fully described in the “Risk Factors” section below. This summary should be read in conjunction with the “Risk Factors” section and should not be relied upon as an exhaustive summary of the material risks facing MPAC’s, MMV’s and/or the Combined Company’s business.
Risks Related to MMV’s Business and Industry
•
MMV’s limited operating history makes it difficult to predict its future prospects, business and financial performance.

•
MMV’s failure to offer high-quality contents that meet user preferences and demands may adversely affect its business operation and financial results

•
MMV’s monetization scheme and lack of product diversification may not be able to sustain its business operation, monetization plan and future growth.

•
MMV may not be able to protect its proprietary brand and intellectual property, and as a result, its business, financial condition, and results of operations may be adversely impacted.

•
MMV operates in a highly competitive market, and may not be able to compete effectively.

Risks Related to MMV’s Corporate Structure
•
MMV relies on its contractual arrangement with its VIE to operate its business operation, and these arrangements may not be as effective as direct ownership in providing operational control.

•
The PRC government may find the VIE structure unlawful which renders MMV’s control of the its VIE ineffective

•
There are substantial uncertainties involving the VIE structure and the PRC law that governs it.

Risks Related to MPAC’s Business and the Business Combination
•
You must tender your MPAC Class A ordinary shares in order to validly seek redemption at the Meeting.

•
If third parties bring claims against MPAC, the proceeds held in trust could be reduced and the per- share liquidation price received by MPAC’s stockholders may be less than $10.10.

•
Any distributions received by MPAC stockholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, MPAC was unable to pay its debts as they fell due in the ordinary course of business.

•
MPAC will be forced to liquidate the Trust Account if it cannot consummate a business combination by April 12, 2022 (or October 12, 2022, subject in the latter case to valid three months extensions having been made in each case). In the event of a liquidation, MPAC’s public stockholders will receive $10.10 per share.

Risks Related to PubCo’s Securities Following the Business Combination and PubCo Operating as a Public Company
•
PubCo may not qualify as, or continue to satisfy the requirement for, a foreign private issuer, which may require PubCo to fully comply with more stringent reporting requirements of the Exchange Act for domestic issuers.

•
PubCo is incorporated under Bristish Virgin Islands law, and investors may face difficulties protecting its rights in the U.S. and under U.S. Law.

•
There are, and continue to be, uncertainties involving the PubCo’s status under U.S. tax law which may adversely affect PubCo’s financial operation.

SELECTED HISTORICAL FINANCIAL DATA OF MPAC
The balance sheet data of MPAC as of March 31, 2021 (unaudited) and the statement of operations data of MPAC for the period between January 8, 2021 (inception) through March 31, 2021 (unaudited) are derived from MPAC’s unaudited financial statements included elsewhere in this registration statement.
The historical results of MPAC included below and elsewhere in this proxy statement/prospectus are not necessarily indicative of the future performance of MPAC. You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MPAC” and the financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.
For the three months ended March 31, 2021
Statement of Operations Data:
Formation and operating costs	$3,725
Net loss	$(3,725)
Weighted average shares outstanding – Class B ordinary shares	1,437,500
Basic and diluted net income per ordinary share – Class B ordinary shares	$(0.00)
As of March 31, 2021
Balance Sheet Data:
Total cash	$—
Total assets	$173,759
Total liabilities	$152,483
Class A ordinary share subject to possible redemption	$—
Total stockholders’ equity	$21,276

SELECTED HISTORICAL COMBINED AND CONSOLIDATED FINANCIAL AND OPERATING DATA OF MMV
The following selected combined and consolidated statements of operations data for the years ended December 31, 2019 and 2020, selected combined and consolidated balance sheet data as of December 31, 2019 and 2020 and selected combined and consolidated cash flow data for the years ended December 31, 2019 and 2020 have been derived from MMV’s audited combined and consolidated financial statements included elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of MMV. You should read this Selected Combined and Consolidated Financial Data and Operating Data section together with our combined and consolidated financial statements and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MMV” contained elsewhere herein.
The following table presents MMV’s selected combined and consolidated statements of operations data for the years ended December 31, 2019 and 2020.
	For the Year Ended December 31,
	2019		2020
	US$	%	US$	%
Selected Combined and Consolidated Statements of Operation:
Revenue
Mobile Games	31,456	1.3	7,775,748	62.3
Merchandise Sales	1,049,244	42.6	1,885,763	15.1
Animation Production Service	575,448	23.4	1,902,592	15.2
License Services	205,572	8.3	334,452	2.7
Other services revenue	601,507	24.4	589,793	4.7
Total revenue	2,463,227	100	12,488,348	100
Cost of revenue
Revenue shares relating to mobile game revenue	—	—	(4,552,175)	(45.5)
Commission fees	—	—	(1,143,360)	(11.4)
Cost of inventory	(399,424)	(26.9)	(735,149)	(7.3)
Staff Cost	(1,085,696)	(73.1)	(2,765,541)	(27.6)
Other game related costs	—	—	(816,030)	(8.2)
Total cost of revenue (excluding impairment loss)	(1,485,120)	(100)	(10,012,255)	(100)
Impairment loss	—		(2,991,196)	(24.0)
Selling expenses	(526,661)	(21.4)	(656,763)	(5.3)
General and administrative expenses	(2,074,335)	(84.2)	(2,057,492)	(16.5)
Research and development expenses	(4,773,619)	(193.8)	(2,708,239)	(21.7)
Loss from operations	(6,396,508)	(259.7)	(5,937,597)	(47.5)
Interest income	402	0.0	4,199	0.0
Interest expenses	(195,519)	(7.9)	(387,043)	(3.1)
Other income and expense	21,394	0.9	14,597	0.1
Loss before income tax expense	(6,570,231)	(266.7)	(6,305,844)	(50.5)
Net loss	(6,570,231)	(266.7)	(6,305,844)	(50.5)
Net loss attributable to non-controlling interest	(1,192,473)	—	(224,015)	—
Net loss attributable to MMV shareholders	(5,377,758)	—	(6,081,829)	—
Loss per ordinary share attributable to MMV shareholders
– Basic	(0.04)	—	(0.05)	—
– Diluted	(0.04)	—	(0.05)	—
Weighted average number of ordinary shares outstanding
– Basic	122,463,517	—	122,463,517	—
– Diluted	122,463,517	—	122,463,517	—

The following table presents MMV’s selected combined and consolidated balance sheet data as of December 31, 2019 and 2020.
	As of December 31,
	2019	2020
	US$	US$
Selected Combined and Consolidated Balance Sheet Data:
Current assets
Cash and cash equivalents	151,448	737,001
Accounts receivable, net	92,090	591,196
Amounts due from related parties	167,006	434,934
Inventories, net	385,150	380,578
Prepaid expenses and other current assets	834,261	1,270,221
Total current assets	1,629,955	3,413,930
Non-current assets
Property and equipment, net	58,670	57,052
Intangible assets, net	12,851	368,717
Total non-current assets	71,521	425,769
Total assets	1,701,476	3,839,699
Total current liabilities	28,288,134	33,231,834
Total non-current liabilities	—	5,094,875
Total liabilities	28,288,134	38,326,709
Total shareholders’ equity	(26,586,658)	(34,487,010)
Total liabilities and shareholders’ equity	1,701,476	3,839,699
The following table presents MMV’s selected combined and consolidated cash flow data for the years ended December 31, 2019 and 2020.
	For the Year Ended December 31,
	2019	2020
	US$	US$
Net cash (used in)/provided by operating activities	(6,381,246)	(943,167)
Net cash (used in)/provided by investing activities	(19,990)	(23,932)
Net cash provided by/(used in) financing activities	6,480,598	1,510,910
Effects of exchange rate changes	(1,581)	41,742
Net increase/(decrease) in cash, cash equivalents	77,781	585,553
Cash, cash equivalents and restricted cash – beginning of the year/period	73,667	151,448
Cash, cash equivalents and restricted cash – end of the year/period	151,448	737,001
Non-GAAP Financial Measures
MMV uses adjusted net loss and adjusted EBITDA, which are non-GAAP financial measures, in evaluating its financial results and for financial and operational decision-making purposes. Adjusted net loss represents net income excluding share-based compensation expenses, impairment loss and transaction costs, and such adjustment has no impacts on income tax expense.
MMV believes that adjusted net loss and adjusted EBITDA help identify underlying trends its business that could otherwise be distorted by the effect of certain expenses that MMV includes in the net loss. MMV believes that adjusted net loss and adjusted EBITDA provide useful information about its financial results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.
Adjusted net loss and adjusted EBITDA should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of MMV’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net loss and adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to MMV’s data. MMV encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.The table below sets forth a reconciliation of MMV’s adjusted net loss to net loss for the periods indicated.
	Year ended December 31,
	2019	2020
	US$	US$
Non-GAAP Financial Measures
Net Loss	(6,570,231)	(6,305,844)
Adjustments:
Impairment loss	—	2,991,196
Adjusted net loss	(6,570,231)	(3,314,648)
Adjustments:
Interest expense	195,519	387,043
Depreciation and amortization	30,349	828,213
Adjusted EBITDA	(6,344,363)	(2,099,392)

RISK FACTORS
You should consider carefully the following risk factors, as well as the other information set forth in this proxy statement/prospectus, before making a decision on the Business Combination. These risks could have a material adverse effect on the business, financial conditioning and results of operations of the Combined Company, and could adversely affect the trading price of the Combined Company’s securities following the business combination.
Risks Related to MMV’s Business and Industry
MMV’s limited operating history makes it difficult to predict its future prospects, business and financial performance.
MMV, a Cayman Islands holding company, was established in 2021, and its main PRC subsidiary, which holds the proprietary brand Aotu World, was established in 2015. MMV’s short operating history may not serve as an adequate basis for evaluating its prospects and future operating results, including MMV’s key operating data, net revenue, cash flows and operating margins. In addition, the animation and gaming industry in China and in the global market is volatile and will continue to evolve. As a result, you may not be able to discern the market dynamics that MMV is subject to and assess MMV’s business prospects.
MMV has encountered, and may continue to encounter, risks, challenges and uncertainties frequently experienced by companies at an early stage, including those relating to MMV’s ability to adapt to the industry, to maintain and monetize MMV’s user base and to introduce new content including animation, games and other entertainment genres under various proprietary brands. If MMV is unable to successfully address these risks and uncertainties, its business, financial condition, and results of operations could be materially and adversely affected.
Furthermore, MMV’s primary business operation is limited to the PRC market. While expanding business operation into the global markets by way of product publication or M&A is a key part of its business development strategy, MMV has no actual business experience operating in the global markets. MMV’s limited experience operating the PRC may not be compatible or translate well to the global markets, and it may encounter commercial, cultural and regulatory risks, uncertainties it had never encountered before. These risks and uncertainties due to MMV’s limited operation history may adversely affect its business operation and financial performance.
MMV’s business depends on its ability to offer high-quality content that meets user preferences and demands.
MMV’s success depends on its ability to offer high-quality content focused on amination and games. The breadth, depth, and quality of its content are fundamental in maintaining the attractiveness and value to its users. MMV relies on its experience from past and current operations to offer, manage, and refine its high-quality content, which may not be effective as user preferences and market trends change. If MMV is unable to expand into new high quality content by diversifying its products under its Aotu World brand as well as developing new proprietary brand to diversify its animation or gaming product pipeline, its ability to keep content offerings comprehensive and up-to-date may be adversely affected. The quality of its content may be compromised if MMV is not able to continue to maintain in-depth and meaningful engagement of its user group. If MMV is unable to keep up with evolving user preferences, it may experience a decline in the attractiveness of its products to its user base.
User generated content, or UGCs, and professional generated user content, or PUGCs, are critical to MMV’s content offering. MMV encourages and supports UGC and PUGC creators in providing content to sustain its popularity among users and as an effective for product development inspiration. MMV also provides continuous support to UGC creators to encourage ongoing and future creation. Any failure in encouraging, supporting, and incentivizing UGC creators may materially and adversely affect the breadth, depth, and quality of its content offerings.
MMV, in part, relies on the engagement of PUGC creators for brand and product development. If MMV determines that the PUGC creators and their concepts or developing products have commercial potential, MMV may formally engage these PUGC creators to establish the contractual basis for their commercial cooperation. However, MMV cannot assure you that it may reach an agreement with the PUGC creators to develop the product candidate. If MMV is unable to reach an agreement with the PUGC creators, its content offerings, product development and pipeline may be adversely affected. Furthermore, even if MMV is able to reach an agreement with the PUGC creators, MMV cannot assure you that the commercial terms of the agreement will be favorable to MMV or that the product under the cooperation agreement will ultimately be developed or achieve favorable financial results for MMV.
If MMV is unable to continue to offer high-quality content and enhance its content offerings, the reputation and attractiveness of its brand could be compromised, and it may experience a decline in its user base, which could materially and adversely affect its business and results of operations.
If MMV fails to maintain and enhance its brand and reputation, its ability to expand its user base and content monetization could be impaired, and MMV’s business and results of operations could be materially and adversely affected.
MMV’s success relies on its users devoted followings. Maintaining and enhancing MMV’s brand and reputation, in particular its proprietary Aotu World brand, depends largely on its continued ability to provide high-quality and entertaining content and maintain MMV’s UGC-enabled approach. There is no assurance that MMV can maintain its brand name, reputation, and ability to produce high-quality content, content that continue to resonate with its current users, or new brands and content to attract new users with MMV’s fast growth. If MMV is unable to maintain its brand recognition or develop new attractive animation and gaming brands, the attractiveness of MMV’s content could be diminished.
MMV’s brand and reputation may also be adversely affected by the UGC created by its UGC creators which may be perceived as inappropriate, hostile, or illegal, or by information that is perceived as misleading. MMV may fail to respond expeditiously to such objectionable content or user activity, or otherwise address user concerns. As MMV’s user base further grows in scale, MMV may not be able to identify and respond to such content in a timely manner which could erode the trust in MMV’s brand and damage its reputation. Any governmental or regulatory inquiry, investigation, or action based on the objectionable content or user activity in MMV’s user base, MMV’s business practices, or failure to comply with laws and regulations, could damage MMV’s brand and reputation, regardless of the outcome.
To maintain a good balance between user experience and realize the commercial potential of its operation is very important. Current users may find MMV’s commercial efforts counter-productive to their overall content experience. If MMV fails to balance user experience as MMV further enhances the monetization of its brand and products, MMV’s brand and reputation may be adversely affected.
MMV has experienced, and may continue to experience, governmental, regulatory, investor, media, and other third-party scrutiny of MMV’s community, content, copyright, data privacy, or other business practices. Actions of MMV’s employees, users, or business partners, or other issues, may also harm MMV’s brand and reputation. If MMV fails to promote and maintain its brand or preserve MMV’s reputation, or if MMV incurs excessive expenses in this effort, MMV’s business, financial condition, and results of operations could be materially and adversely affected.
MMV’s success depends on its ability to attract and maintain an engaged user base.
MMV’s success and continued growth is driven by its highly engaged user base. MMV, and in particular the products under its Aotu World brand, has experienced overwhelming support from its users since its market introduction. MMV’s users also participate and contribute to the development of the Aotu World brand by generating a large volume of UGC. MMV retains users and attracts new users with its high-quality and entertaining content, and any decline in the breadth, depth, and quality of MMV’s content offerings may adversely impact MMV’s ability to maintain and further expand its user base. MMV also deploys specific strategies to encourage and promote UGC in order to elevate user participation to strengthen the user base. If MMV experiences a decline in the quantity or quality of MMV’s content, or MMV’s strategies and user growth efforts turn out to be ineffective, MMV may not be able to attract more users effectively or may experience a decline in MMV’s user base. Currently, MMV primarily relies on and benefits from its Aotu World brand and the loyal user base it has accumulated, which leads to MMV’s low user acquisition costs.

Damage to MMV’s brand and reputation could materially and adversely affect MMV’s user growth and increase MMV’s user acquisitions costs.
The Aotu World brand users are primarily in the 12 to 18 years age group, skewed towards the female population due the popularity of the content genre among young female fans. MMV cannot assure you that it will sustain or continue to attract users in this age group as this generation of users matures and the consumer demand preference changes over time. In particular, if users of Aotu World do not engage in expenditure related to Aotu World’s mobile games or purchase Aotu World merchandise, then MMV’s business, financial condition, and results of operations may be materially and adversely affected. Furthermore, while MMV constantly seeks to broaden its content offerings and to broaden its user base demographic in order to grow its business, MMV cannot assure you that it will be successful in accomplishing such a goal as its new products may not resonate with users in different age groups. The failure to do so could materially limit MMV’s long term growth and its future financial performance.
MMV’s monetization scheme and lack of product diversification may not be able to sustain its business operation, monetization plan and future growth.
MMV generates substantially all of its revenue from its mobile game and merchandise sales. In 2020, revenue from online mobile game and merchandise sales accounted for 62.3% and 15.1% of MMV’s total revenue, respectively. At the current time, the games and merchandises marketed by MMV as well as the animation series and UGC are under its proprietary Aotu World brand. The monetization of this proprietary brand through mobile games and merchandise sales is only at the early stages. While the Aotu World brand is popular among its target audience and user group, the brand users may not respond to MMV’s further monetization of the brand with the same level of support, and may not increase their spending for expenditures related to gameplay or purchase additional brand merchandises. Therefore, MMV cannot assure you that the revenue generated under this single brand is sufficient to sustain its business operation, monetization, and future growth.
Furthermore, MMV’s current pipeline of products, including animation series and mobile games, still mostly relies on the Aotu World brand. While MMV strives to diversify its product portfolio by developing additional proprietary animation and gaming brands, it cannot assure you that it will be successful in developing such brands or that the new brands developed will be popular among the consumers and users or achieve commercial success. If MMV is unable to develop any additional brands or enjoy commercial success for the new brands, or if MMV is unable to develop commercially viable mobile games under these brands, which MMV consider as its primary method of revenue generation, its business, financial condition, and results of operations may be materially and adversely affected.
MMV relies on certain third parties to broadcast its animation series and distribute its mobile games, any interruption or deterioration of business relationship with these distributors may materially affect MMV’s business operation and financial results.
MMV relies on its animation series to promote its brand. In addition to television broadcastings, MMV broadcasts its animation series on various video platforms, and MMV continues to rely on these video platforms to promote its brand. In January and November 2019, MMV signed online broadcasting agreements with an affiliate of Bilibili Inc. for Bilibili’s exclusive online broadcasting of MMV’s Aotu World the Animation season three in the PRC. While MMV believes this exclusive strategic cooperation with Bilibili Inc. will enhance its brand reputation, MMV cannot assure you that this exclusive right will benefit its brand and sufficient to promote its brand in the long term. If this arrangement with Bilibili Inc. is unable to maintain or achieve greater viewership results, MMV’s brand may be affected. In addition, the damages in reputation or otherwise of MMV’s animation series may also affect the commercial appeal and financial results for other entertainment genres, such as its mobile game, under the same brand.
MMV generates a substantial portion of its revenue from the operation of its mobile game, and relies on certain application stores and other gaming platforms to promote and market its mobile games to its users. If MMV’s relationship with these application stores or gaming platforms deteriorates or is interrupted for any reason, these platforms may suspend or terminate their services to MMV. If such event occurs, MMV’s users may not have access or find an alternative method to access MMV’s mobile games, which may adversely affect MMV’s operation and financial results. In addition to providing hosting service to MMV’s mobile games, some of these application stores and gaming platforms may collect payments from users for certain in-game purchases. And these application stores and gaming platforms revert the scheduled payments to MMV periodically. However, these application stores and gaming platforms, for any reason, may fail to provide payment to MMV or fail to do so in a timely manner. If such event occurs, MMV’s business operation, financial results, and in particular, its cash flow may be adversely affected.
MMV relies on third-party manufacturers for the production of its Aotu World brand merchandises and has limited distribution channels, any interruption of the manufacturing process or distribution channel may materially hinder MMV’s merchandise sales.
MMV generates a substantial portion of its revenue primarily through merchandise sales. However, MMV does not possess the capacity to manufacture its line of products and does not intend to expand its operation to include such capability. Therefore, MMV relies on business partners to manufacture its products. If MMV’s manufacturers are unable to manufacture the Aotu World brand products to meet the quality standard demanded by its consumers or mandated by law, MMV’s reputation and brand recognition may suffer as a result. In addition, if MMV’s manufacturers are unable to delivers the goods in a timely manner, MMV’s revenue for merchandise sales may be adversely affected.
Furthermore, MMV currently conducts its merchandise sales through online vendor platforms, and does not currently have any offline distribution channels. As a result, MMV’s current distribution channel limits the reach of its products. While MMV is actively negotiating with offline distributors to broaden its market reach, it cannot assure you that the negotiation will be successful or result in the offline distribution of MMV’s products, or that MMV will enjoy the same or comparable profit margin as it was able to earn through its self-operated online sales. In addition, MMV cannot assure you that the increase in distribution channels will ultimately increase the sales of its merchandise. Any interruption of MMV’s current distribution channel or the failure to expand its distribution capacity at a profitable level may have a material and adverse effect on MMV’s merchandise sales and revenue generation.
In addition, online vendors and offline distributors often collect and hold payments for merchandise sales on behalf of MMV. MMV cannot assure you that these vendors and distributors will perform its obligation under the commercial agreements or provide payment to MMV in a timely manner or at all. If the vendors or distributors breach their obligations to make payment, the financial shortfall may adverse MMV’s financial operation.
MMV depends on service providers to provide services that are critical to MMV’s business, which exposes MMV to various risks that may materially and adversely affect MMV’s reputation, business, financial condition, and results of operations.
MMV currently uses numerous third-party service providers to provide services that are critical to MMV’s businesses. MMV have engaged third-party or related service providers to provide online payment for gameplay and merchandise purchase, content distribution, data support, and other services. If any of these service providers breaches its obligations under the contractual arrangements to provide such service to MMV, or revert payment to MMV for products provided and services rendered, or refuses to renew these service agreements on terms acceptable to MMV, MMV may not be able to find a suitable alternative service provider. Similarly, any failure of or significant quality deterioration in such service provider’s service platform or system could materially and adversely affect MMV’s user perception and reduce user participation rate. If any such risks occurs, MMV’s reputation, business, financial condition, and results of operations could be materially and adversely affected.
MMV may not be able to protect its proprietary brand and intellectual property, and as a result, its business, financial condition, and results of operations may be adversely impacted.
MMV relies on a combination of copyright, patent, trademark, technical knowhow, domain name, and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect MMV’s intellectual properties and brand. MMV also prides itself to be an open-source company that encourages UGC development and has made its proprietary brand, related supporting technical knowhow, and other IP supports available to its users for the creation of UGC content. However, the use of its proprietary brand by the UGC creators are limited to non-commercial use only, and any commercial development using MMV’s proprietary brand and IP requires further commercial negotiation with MMV in order to protect MMV’s commercial interests. While MMV actively monitors the UGC, it cannot assure you that MMV will sufficiently protect its proprietary brand due to the large volume of UGC created and the breadth of the internet and virtual world.
Furthermore, MMV has observed incidences of counterfeited Aotu World brand merchandises or the unauthorized manufacturing and online sales of Aotu World products. While MMV actively monitors the unauthorized sales of its merchandise online, it does not have the capacity to monitor unauthorized sales by offline merchants, and cannot assure you that its online monitoring will sufficiently protect its merchandise sales from infringement. If MMV is unable to protect its brand merchandise sales, its business, financial condition, and results of operations may be adversely impacted
MMV also strives to broaden its content offering and growth through developing additional proprietary brands and investing in technology. However, there can be no assurance that (i) MMV’s pending applications for intellectual property rights will be approved, (ii) all of MMV’s intellectual property rights will be adequately protected, or (iii) MMV’s intellectual property rights will not be challenged by third-parties or found by a judicial authority to be invalid or unenforceable. Third-parties may also take the position that MMV is infringing their rights, and MMV may not be successful in defending these claims. Additionally, MMV may not be able to enforce and defend its proprietary rights or prevent infringement or misappropriation, without substantial expense to MMV and a significant diversion of management time and attention from business strategy.
Protection of intellectual property rights in China may not be as effective as in other jurisdictions, and, as a result, MMV may not be able to adequately protect its intellectual property rights, which could adversely affect its business and competitive position. These violations of intellectual property rights, whether or not successfully defended, may also discourage content creation. In addition, any unauthorized use of MMV’s intellectual properties by third-parties may adversely affect MMV’s business and reputation. MMV’s content, in particular its animation series, may be potentially subject to unauthorized copying and illegal digital dissemination without an economic return. MMV adopts a variety of measures to mitigate such risks, including by litigation and through technology measures. However, MMV cannot assure you that such measures will be effective in protecting its right against unfair competition, defamation or other rights associated with the use of MMV’s intellectual property.
In addition, while MMV typically requires its employees, consultants, contractors and UGC creators who may be involved in the development of intellectual properties to execute agreements assigning such intellectual properties, MMV may be unsuccessful in executing such an agreement with each party who in fact develops intellectual properties that MMV views as its own. In addition, such agreements may not be self-executing such that the intellectual properties subject to such agreements may not be assigned to MMV without additional assignments being executed, and MMV may fail to obtain such assignments. In addition, such agreements may be breached. Accordingly, MMV may be forced to bring claims against third-parties, or defend claims that they may bring against MMV related to the ownership of such intellectual properties.
Furthermore, managing or preventing unauthorized use of intellectual properties is difficult and expensive, and MMV may need to resort to legal proceedings to enforce or defend intellectual properties or to determine the enforceability, scope and validity of MMV’s proprietary rights or those of others. Such litigation or proceedings and an adverse determination in any such litigation could result in substantial costs and diversion of resources and management attention.
MMV has been, and may continue to be, subject to claims and allegations relating to intellectual property and other causes.
MMV’s success depends largely on MMV’s ability to utilize its technology to create and develop proprietary brands as the source for animation and gaming entertainment. Companies in the internet, technology, and media industries own, and are seeking to obtain, a large number of patents, copyrights, trademarks, know-how, and trade secrets, and they are frequently involved in litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights, such as trademark and copyrights. There may be patents issued or pending that are held by others that cover significant aspects of MMV’s technologies, products, or services, and such third-parties may attempt to enforce such rights against MMV. Although MMV has set up screening processes to try to filter out content that is subject to claims of copyright or other intellectual property protection, MMV may not be able to identify, remove, or disable all potentially infringing content that may exist. As a result, third-parties may take action and file claims against MMV if they believe that certain content available in MMV’s community violates their copyrights or other intellectual property rights.
MMV is currently not a party to any material legal or administrative proceedings but is subject to legal or administrative actions for defamation, negligence, copyright and trademark infringement, unfair competition, breach of service terms, or other purported injuries resulting from the content MMV provides or the nature of MMV’s services. Such legal and administrative actions, with or without merits, may be expensive and time-consuming and may result in significant diversion of resources and management attention from MMV’s business operations. Furthermore, such legal or administrative actions may adversely affect MMV’s brand image and reputation.
If content in MMV’s online UGC community is found to be objectionable or in violation of any PRC laws or regulations, MMV may be subject to administrative actions or negative publicity.
Content in MMV’s UGC community may draw social attention, which may cause controversies. Moreover, the PRC government and regulatory authorities have adopted regulations governing content and information over the internet. Under these regulations, internet content providers are prohibited from posting, reproducing, transmitting, or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent, violent, or defamatory. Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of China. The PRC government and regulatory authorities strengthen the regulation on internet content from time to time. For example, the PRC Cybersecurity Law, which took effect on June 1, 2017, provides that, among other things, a network operator must keep record of and report any instances of public dissemination of prohibited content and failure to do so may result in revocation of its ICP License and termination of business. With respect to audio-visual and live streaming content, the Circular on Issues Concerning Strengthening the Administration of Online Live Streaming of Audio-Visual Programs requires online audio-visual live streaming service providers to monitor the living streaming content, and to have an established emergency reaction plan to replace content that violates PRC laws and regulations. The Administrative Regulations on Online Live Streaming Services require online live streaming service providers to establish review platforms for live streaming content. In addition, the Administrative Provisions on Online Audio-Visual Information Services provide that online audio-visual information service providers are the principals responsible for managing the security of information content, and should establish and improve their internal policies on user registration, scrutiny of information publication, and information security management, and that they must report users’ production, publication, and dissemination of prohibited content. Moreover, the Regulations on Administration of Network Short Video Platforms require that all short videos to be reviewed before being broadcasted. Any failure to comply with the aforementioned regulations may cause negative publicity and subject MMV to fines or other penalties, which could materially and adversely affect MMV’s business, reputation, and results of operations.
MMV cannot assure you that MMV can identify all objectionable or illicit content due to the large amount of content uploaded by MMV’s users every day. Failure to identify and prevent illegal or inappropriate content from being uploaded to MMV’s community may subject MMV to negative publicity or liability, such as limiting the dissemination of content, and suspension or removal of its contents from various distribution channels.
Laws and rules, governmental or judicial interpretations, and implementations may change in a manner that could render MMV’s current efforts insufficient. If government actions or sanctions are brought or pending against MMV, or if there is publicity that government actions or sanctions have been brought or otherwise are pending against MMV, its reputation and brand image could be harmed, MMV may lose users and business partners, and MMV’s revenue and results of operation may be materially and adversely affected.

Many of MMV’s products and services utilize open source software, which may pose particular risks to MMV’s proprietary software, products, and services in a manner that negatively affects MMV’s business.
MMV uses open source software in its products and services and will continue to use open source software in the future. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on MMV’s ability to provide or distribute MMV’s products or services. Additionally, MMV may face claims from third-parties claiming ownership of, or demanding release of, the open source software or derivative works that MMV developed using such software. These claims could result in litigation and could require MMV to make MMV’s software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until MMV can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and MMV may not be able to complete it successfully.
Certain industry data and information in this proxy statement/prospectus relied on by MMV were obtained from third-party data and polls. These metrics were not independently verified by MMV and may not accurately measure MMV’s operating performance.
MMV has accumulated a large user following for its Aotu World brand, including the animation series and mobile games developed under the same name. Since its introduction, the animation series was broadcasted in 118 television channels in China, and other online video platforms. However, MMV does not have access to television rating numbers and has not been afforded the ability to systematically monitor viewership numbers on online platforms. Instead, MMV relies on numbers provided by third-parties or numbers generally estimated by calculating the number of followers, times viewed, and search results hits for Aotu World to generally assess its popularity and user base support. Similarly, while MMV monitors the number of registered users for the mobile games of Aotu World, it has not implemented any criteria to measure and distinguish active users among the aggregate registered players. MMV has not independently verified the data and information contained in such third-party publications and reports. Therefore, MMV cannot guarantee that the user base related statistics reported in this proxy statement/prospectus fully and accurately present the MMV’s actual user base statistics. These industry publications and reports generally indicate that the information contained therein is believed to be reliable, but MMV does not guarantee the accuracy and completeness of such information.
Statistical data in these publications also include projections based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.
MMV has incurred significant losses historically, and it may continue to experience significant losses in the future.
MMV and its PRC subsidiaries have incurred net losses since its inception. For the years ended December 31, 2019 and 2020, MMV incurred net loss of US$6.6 million and US$6.3 million, respectively, and for the six months ended June 30, 2020 and 2021, MMV incurred net loss of US$[•] million and US$[•] million, respectively. MMV cannot assure you that MMV will be able to generate profits or positive operating cash flow in the future. MMV’s ability to achieve profitability and positive operating cash flow principally depends on its ability to further expand MMV’s user base and increase its revenue, but MMV cannot assure you that MMV’s user base will continue to maintain the growth momentum. MMV also needs to continue enhancing its monetization to increase MMV’s revenue. MMV may experience losses and negative operating cash flow in the future due to its continued spending in product development, M&A and investments in technology. In addition, MMV’s ability to achieve and sustain profitability is affected by various factors, some of which are beyond MMV’s control, such as changes in macroeconomic conditions or competitive dynamics in the industry. If MMV cannot effectively maintain or achieve revenue growth at scale, or is unable to maintain and enhance MMV’s profitability and liquidity, MMV’s business, financial condition, and results of operations may be materially and adversely affected.
MMV has a substantial amount of indebtedness and other liabilities and is exposed to liquidity constraints, which could make it difficult to obtain additional financing on favorable terms or at all and could adversely affect its financial condition, results of operations, and ability to repay its debts.
MMV has incurred a substantial amount of debts to finance its brand and product development, infrastructure investment, and other operational expenses. MMV had working capital (defined as total current assets deducted by total current liabilities) deficits of US$26.7 million, US$29.8 million and US$[•] million, as of December 31, 2019 and 2020 and June 30, 2021, respectively. Historically, MMV has not been profitable nor generated positive net cash flows. As of June 30, 2021, MMV had US$[•] million in short-term borrowings, US$[•] million as the current portion of long-term borrowings, US$[•] million in long-term borrowings.
MMV may resort to additional financing such as obtaining additional loans from financial institutions. If MMV is unable to obtain financing on favorable terms, it could hamper MMV’s ability to obtain financing and meet its principal and interest payment obligations to its creditors. As a result, MMV may be exposed to liquidity constraints. In order to provide additional liquidity to its operations, MMV could be forced to reduce its planned capital expenditures, implement austerity measures, and/or sell additional non-strategic assets in order to raise funds. A reduction in its capital expenditure program could adversely affect its financial condition and results of operations, in particular, MMV’s ability to achieve its anticipated growth or even maintain the operations of its current spaces.
MMV has recorded negative cash flows from operating activities historically and may experience significant cash outflows or has net current liabilities in the future.
MMV has experienced significant cash outflow from operating activities historically. MMV had net cash used in operating activities of US$6.4 million and US$943,167 for the years of 2019 and 2020, respectively. MMV had net cash used in activities of US$[•] million for the six months ended June 30, 2021. The cost of continuing operations could further reduce MMV’s cash position, and an increase in MMV’s net cash outflow from operating activities could adversely affect MMV’s operations by reducing the amount of cash available for its operations and business expansion.
Failure to generate positive cash flows from operations may adversely affect MMV’s ability to raise capital for its business expansion. It may also diminish the willingness of business partners to enter into transactions with MMV, and have other adverse effects that harm MMV’s long-term viability.
MMV had net current liabilities for years ended December 31, 2019, December 31, 2020 and as of June 30, 2021, respectively. Net current liabilities expose MMV to liquidity risk. MMV has satisfied its liquidity requirements primarily through equity financing activities and loans from its shareholders. Such financing might not be available to MMV in a timely manner or on terms that are acceptable, or at all.
MMV’s business will require significant amount of working capital to support its growth. MMV’s future liquidity and ability to make additional capital investments will depend primarily on its ability to maintain sufficient cash generated from operating activities and to obtain adequate external financing. There can be no assurance that MMV will be able to renew existing bank facilities or obtain equity or other sources of financing.
MMV may not be able to manage its growth effectively, which may compromise the success of its business.
MMV has experienced rapid growth since its inception. The success of MMV’s business largely depends on its ability to effectively maintain MMV’s user and revenue growth. MMV attracts and retains users with high quality entertainment content. As MMV further expands its business, it may face challenges related to the expansion of its brand, products, services, employees and other resources. To address these challenges, MMV needs to expand company infrastructure, technological capabilities, and employee support to scale. MMV cannot assure you that its existent infrastructure and resources will be adequate to support MMV’s expanding business operations, or its continuous expansion of company infrastructure will generate the same level of efficiency to sustain its business expansion. If MMV fails to manage its expansion effectively, MMV’s business, financial condition, results of operations, and prospects may be materially and adversely affected.
MMV requires a significant amount of capital to fund its operations and growth. If MMV cannot obtain sufficient capital on acceptable terms, its business, financial condition, and prospects may be materially and adversely affected.
MMV requires a significant amount of capital and resources for its operations and continued growth. MMV expects to make significant investments to funds its brand development and M&A activities to broaden its content offerings, which may significantly increase MMV’s net cash used in operating activities. In addition, MMV will continue to invest in its Core Platform and supporting technology, which are fundamental to MMV’s business operation and future growth. However, MMV cannot assure you that these investments will generate the optimal returns, if at all.
To date, MMV has historically funded its cash requirements primarily through capital contributions from its shareholders and short-term or long-term borrowings. If these resources are insufficient to satisfy MMV’s cash requirements, MMV may seek to raise funds through additional equity offering or debt financing or additional bank facilities. MMV’s ability to obtain additional capital in the future, however, is subject to a number of uncertainties, including those relating to its future business development, financial condition, and results of operations, general market conditions for financing activities by companies in its industry, and macro-economic and other conditions in China and globally. If MMV cannot obtain sufficient capital on acceptable terms to meet its capital needs, MMV may not be able to execute its growth strategies, and MMV’s business, financial condition, and prospects may be materially and adversely affected.
A severe or prolonged economic slowdown in the Chinese or global economy could materially and adversely affect MMV’s business, financial condition and results of operations.
The global macroeconomic environment is facing challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns on the relationship among China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations, and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect MMV’s business, results of operations, and financial condition.
The rise in political tensions, particularly between the United States and China, may adversely impact MMV’s business, financial condition, and results of operations.
Recently there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what the U.S. characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.
In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government and the executive orders issued by the U.S. government in August 2020 that prohibit certain transactions with certain selected leading Chinese internet companies as well as their products. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Such tensions between the United States and China, and any escalation thereof, may have a negative impact on the general, economic, political, and social conditions in China and, in turn, adversely impacting MMV’s business operation and M&A activities, financial condition, and results of operations.
MMV operates in a highly competitive market, and may not be able to compete effectively.
MMV faces significant competition from other animation and gaming companies and other players in the online entertainment market. Some of MMV’s competitors, including both global and PRC market participants, have a longer operating history, a lager user base, or greater financial resources than MMV does. MMV’s competitors may compete with MMV in a variety of ways, including attracting the same target users and UGC creators, produce similar styled animations and games, conducting brand promotions and other marketing activities, and making investments in and acquisitions of MMV’s business partners. If any of MMV’s competitors achieves greater market acceptance than MMV does or is able to offer more attractive content, MMV’s user base and MMV’s market share may decrease, which may materially and adversely affect MMV’s business, financial condition, and results of operations.
MMV has engaged in transactions with related parties, and such transactions present potential conflicts of interest that could have an adverse effect on its business and results of operations.
MMV has entered into a number of transactions with related parties. MMV or PubCo may in the future enter into additional transactions with its related parties. Interests of these related parties may not necessarily be aligned with MMV’s or PubCo’s interests and the interests of its other shareholders. For example, conflicts of interest may arise in connection with decisions regarding the transaction arrangements which may be less favorable to MMV or PubCo than similar arrangements negotiated with unaffiliated third-parties. Conflicts of interest may also arise in connection with the exercise of contractual remedies, such as the treatment of events of default. As a result, those related party transactions, individually or in the aggregate, may have an adverse effect on its business and results of operations.
Growth of MMV’s business will partially depend on the recognition of MMV’s brand. Failure to maintain, protect and enhance MMV’s brand would limit MMV’s ability to expand or retain MMV’s user base, which would materially and adversely affect MMV’s business, financial condition, and results of operations.
MMV believes that recognition of MMV’s brand among MMV’s users and business partners has helped in managing MMV’s user acquisition costs and contributed to the growth and success of MMV’s business. Accordingly, maintaining, protecting, and enhancing the recognition of MMV’s brand is critical to MMV’s business and market position. Maintaining, protecting, and enhancing MMV’s brand depends on several factors, including, MMV’s ability to:
•
continue to strengthen its proprietary brand, Aotu World;

•
continue to develop new animation series and games under the Aotu World brand;

•
continue to develop additional proprietary brands for animation and game development;

•
continue to attract users and UGC creators;

•
maintain relationships with business partners;

•
comply with relevant laws and regulations;

•
compete effectively against existing and future competitors; and

•
preserve MMV’s reputation and goodwill generally

A public perception that MMV, or other industry participants do not provide satisfactory services, even if factually incorrect or based on isolated incidents, could damage MMV’s reputation, diminish the value of MMV’s brand, undermine the trust and credibility MMV has established, and have a negative impact on MMV’s ability to attract and retain users, and MMV’s business, financial condition, and results of operations may be materially and adversely affected.
Failure to comply with the terms of MMV’s indebtedness could result in default, which could have an adverse effect on MMV’s cash flow and liquidity.
MMV may from time to time enter into credit facilities and debt financing arrangements containing financial and other covenants that could, among other things, restrict MMV’s business and operations. If MMV breaches any of these covenants, including the failure to maintain certain financial ratios, MMV’s lenders may be entitled to accelerate MMV’s debt obligations. Any default under the credit facility could result in the repayment of these loans prior to maturity as well as the inability to obtain additional financing, which in turn may have a material adverse effect on MMV’s cash flow and liquidity.

A significant interruption in the operations of MMV’s suppliers could potentially disrupt MMV’s operations.
MMV partially relies on third-party suppliers for certain equipment, furniture and other fixtures. MMV also depends on third-party suppliers to provide certain services to facilitate its daily operations, such as security services and maintenance services. MMV has limited control over the operations of its third-party suppliers, and any significant interruption in their operations may have an adverse impact on MMV’s operations. For example, a significant interruption in the operations of MMV’s internet service provider could impact the operation of MMV’s apps, malfunctioning of MMV’s security equipment could lead to safety issues of MMV’s spaces, and any disruption of lighting could cause poor user experience. Disruptions in the supply chain may result from weather-related events, natural disasters, trade restrictions, tariffs, border controls, acts of war, terrorist attacks, third-party strikes or ineffective cross dock operations, work stoppages or slowdowns, shipping capacity constraints, supply or shipping interruptions or other factors beyond MMV’s control. If MMV could not resolve the impact of the interruptions of operations of MMV’s third-party suppliers or service providers, MMV’s operations and financial results may be materially and adversely affected.
In some cases, MMV may rely on a single source for procurement of construction materials or other supplies in a given region. Any disruption in the supply of certain materials could disrupt operations at MMV’s existing spaces or significantly delay MMV’s opening of a new space, which may cause harm to MMV’s reputation and brand.
MMV faces risks related to natural disasters, extreme weather conditions, health epidemics, and other catastrophic incidents, which could significantly disrupt its operations.
MMV’s business could be adversely affected by the effects of epidemics. The COVID-19 pandemic has caused, and may continue to cause, MMV and its business partners to implement adjustment of work arrangements enabling employees to work from home and collaborate remotely. MMV have taken measures in accordance with regulatory policies to reduce the negative impact of the COVID-19 pandemic. However, MMV might still be subject to related impact, such as travel restrictions and delay or cancelation in MMV’s events. As a result, MMV’s business, financial condition, and results of operations have been adversely affected. The extent to which the COVID-19 pandemic affects MMV’s operations and financial performance will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain the coronavirus, such as the availability of effective vaccines or cure, among others.
In recent years, there have been other breakouts of epidemics in China and globally. MMV’s operations could be disrupted if one of MMV’s employees is suspected of having H1N1 flu, avian flu, or another epidemic, since it could require MMV’s employees to be quarantined and/or MMV’s offices to be disinfected. In addition, MMV’s results of operations could be adversely affected to the extent that the outbreak harms the PRC economy and the global industry in general.
MMV is also vulnerable to natural disasters and other calamities. Although MMV have servers that are hosted in an offsite location, MMV’s backup system does not capture data on a real-time basis and MMV may be unable to recover certain data in the event of a server failure. MMV cannot assure you that any backup systems will be adequate to protect MMV from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect MMV’s ability to provide services.
Any future outbreak of contagious diseases, extreme unexpected bad weather or natural disasters would adversely affect MMV’s offline events. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, the offline events operated by us may be canceled or delayed. Government advices regarding, or restrictions on, holding offline events, in the event of an outbreak of any contagious disease or occurrence of natural disasters may have a material adverse effect on MMV’s business and operating results.

MMV may not effectively identify, pursue and consummate strategic alliances, investments or acquisitions.
Broadening of content offering by way of M&A and other investment channels is one of MMV’s major business strategy. MMV may from time to time engage in evaluations of, and discussions with, possible domestic and international acquisitions, investments or alliance candidates. MMV cannot guarantee that it may be able to identify suitable strategic alliances, investment or acquisition opportunities. Even when MMV identifies an appropriate acquisition or investment target, it may not be able to negotiate the terms of the acquisition or investment successfully, obtain financing for the proposed transaction, or integrate the relevant businesses into its existing business and operations.
There may also be particular complexities, regulatory, commercial or otherwise, associated with MMV’s expansion into new markets imposed by regulatory agencies in PRC and in the target jurisdiction. Acquisitions by operating entities in the PRC are subject to review by regulatory agencies such as the National Development and Reform Commission, or NRDC, and the Ministry of Commerce, or MOFCOM. The PRC regulatory agencies may not approve MMV’s investments or acquisition even if MMV is able to reach an agreement with respect to the commercial terms. The PRC regulatory agencies may not provide a reason regarding their decision to prohibit MMV’s investment proposal or afford Meta-Metaverse the opportunity to take curative measures to seek subsequent approval from these agencies. In addition to restrictions imposed by the PRC regulatory agencies, regulatory agencies in the target territories may also impose restrictions that may prohibit MMV’s investment or acquisition in these territories.
Even if the transaction is consummated, MMV may only have limited control over the companies in which it only has minority stake, it cannot ensure that these companies will always comply with applicable laws and regulations in their business operations. Non-compliance of regulatory requirements by MMV’s investees may cause substantial harm to MMV’s reputations and the value of MMV’s investment. If MMV is unable to effectively address these challenges, its ability to execute acquisitions as a component of its long-term strategy will be impaired, which could have an adverse effect on its growth. As a result of the above, MMV’s strategies may not be successfully implemented beyond the current markets.
MMV may not achieve the benefits MMV expects from recent and future investments and acquisitions and MMV’s operations may be materially and adversely affected by such investments and acquisitions.
MMV has made and may continue to make equity investments in or acquisitions of businesses that it believes may complement its existing business or may improve the experience of its users. While MMV believes those initiatives may produce benefits to its business in the long term, such decisions may adversely impact its short- or medium-term operating results. Further, if the businesses MMV acquires or in which it invests do not subsequently achieve the synergies it expects or do not generate the financial and operational benefits it expects, MMV’s investments and acquisitions may not benefit its business strategy or generate sufficient revenues to offset the associated investment or acquisition costs.
Investments and acquisitions present financial, managerial and operational challenges, including difficulty in integrating MMV’s operations with businesses MMV acquires or in which MMV invests, potential disruption of MMV’s ongoing business and distraction of management attention and risks associated with offering new products and services or entering additional markets. MMV has limited experience in making acquisitions and investments, and may fail to generate sufficient revenue or other value to justify MMV’s investments in potential targets. MMV’s users may not respond favorably to its new products and services obtained through acquisition and partnership, which could damage its brand reputation and adversely affect its business.
The proper functioning of MMV’s technology is essential to MMV’s business, and any difficulty experienced by such system would materially and adversely affect MMV.
MMV uses a combination of proprietary technology and technology provided by its third-party service providers to support its business and its user experience. For example, MMV developed a collection of modules under the Unreal Platform, a popular open source software, for its animation and gaming designs.
MMV’s products and services may not continue to be supported by third-party service providers on commercially reasonable terms or at all. Moreover, MMV may be subject to claims by third-parties who maintain that MMV’s service providers’ technology infringes the third-party’s intellectual property rights. Although MMV’s agreements with its third-party service providers often contain indemnities in MMV’s favor with respect to these eventualities, MMV may not be indemnified for these claims or MMV may not be successful in obtaining indemnification to which MMV is entitled.
To the extent that the technologies and systems that MMV uses to manage the daily operations of MMV’s business or that MMV makes available to its users malfunction, MMV’s ability to operate its business, retain existing users, and attract new users may be impaired. MMV may not be able to attract and retain sufficiently skilled and experienced professionals to operate and maintain these technologies and systems, and MMV’s current product and service offerings may not continue to be, and new product and service offerings may not be supported by the applicable third-party service providers on commercially reasonable terms or at all. Also, any harm to MMV’s users’ personal computers or other devices caused by MMV’s software, such as MMV’s apps, or other sources of harm, such as hackers or computer viruses, could have an adverse effect on the user experience and MMV’s reputation.
MMV needs to invest heavily on its technology in order to sustain or grow MMV’s business, and the uncertainties associated with the evolving user needs and emerging industry standards create risks with respect to such investment. On one hand, MMV’s ongoing investment in technology may not generate the expected level of returns; on the other hand, failure on MMV’s part to adopt new technologies to adapt to such changing environment may materially and adversely impact MMV’s business.
MMV’s business is subject to complex and evolving laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to MMV’s business practices, increased cost of operations, or declines in user growth or engagement, or otherwise harm MMV’s business.
MMV collects personal data from MMV’s users in order to better understand MMV’s users and their needs. Concerns about the collection, use, disclosure, processing, or security of personal information or other privacy-related matters, even for those without merit, could damage MMV’s reputation, cause MMV to lose users, and adversely affect MMV’s business and results of operations. MMV is required by privacy and data protection laws in China and other jurisdictions, including, without limitation, the PRC Cybersecurity Law, to ensure the confidentiality, integrity, and availability of the information of MMV’s users, advertising customers, and third-party content providers, which is also essential to maintaining their confidence in MMV’s services. However, the interpretation and implementation of such laws in China and elsewhere are often uncertain and in flux.
In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which provides that network operators must meet their cybersecurity obligations and must take technical measures and other necessary measures to protect the safety and stability of their networks. The PRC Cybersecurity Law is relatively new and subject to interpretation by the regulator. MMV collects certain user information in the course of its business operation, and in particular for its mobile game operation. Under PRC law, MMV requires to undertake certain identification authentication procedures in order for users to register for MMV’s mobile games. The identification information collected includes, but not limited to, the users’ full name, identification number and birthday date. Although MMV only gains access to minimal user information that is necessary for, and relevant to, the services provided to meet the obligations mandated by law, the data MMV obtains and uses may be deemed as “personal information” under the PRC Cybersecurity Law and related data privacy and protection laws and regulations.
While MMV takes measures to comply with all applicable data privacy and protection laws and regulations, MMV cannot guarantee the effectiveness of the measures undertaken by MMV and its business partners. The activities of third-parties, such as MMV’s users, merchants, brands, and other business partners are beyond MMV’s control. If any of these parties violate the PRC Cybersecurity Law and related laws and regulations, or fail to fully comply with the service agreements with MMV, or if any of MMV’s employees fails to comply with MMV’s internal control measures and misuses the information, MMV may be subject to regulatory actions. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of MMV’s business partners to do so, or any failure or perceived failure of MMV’s employees to comply with MMV’s internal control measures, may result in negative publicity and legal proceedings or regulatory actions against MMV, and could damage

MMV’s reputation, discourage current and potential users and business partners from using MMV’s services, and subject MMV to claims, fines, suspension of relevant operations, revocation of licenses, or other damages, which could have a material adverse effect on MMV’s business and results of operations.
New laws or regulations concerning data protection, or the interpretation and implementation of existing consumer and data protection laws or regulations, which is often uncertain and in flux, may be inconsistent with MMV’s practices. The introduction of new products or other actions that MMV may take may subject MMV to additional laws, regulations, or other government scrutiny. Complying with new laws and regulations could cause MMV to incur substantial costs or require MMV to change its business practices in a manner materially adverse to MMV’s business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering MMV’s services. MMV conducts all of its business through the operation of its subsidiaries in the PRC. If the VIE structure and the series of agreements executed under the VIE are terminated or become invalid or illegal as a result of the new rules, MMV and PubCo cannot exercise any contractual control over MMV’s subsidies in the PRC.
The proposed amendment to the PRC cybersecurity laws and regulations could significantly impact the Business Combination and Listing, adversely affect MMV’s business operation and financial results, and may even challenge MMV and PubCo’s status as a publicly listed company in the United States.
On July 10, 2021, the Cyberspace Administration of China promulgated the draft amendment of Measures for Cyber Security Review, or Draft Amendment. Under the Draft Amendment, critical information and infrastructure operators that procure network products and services or data processors that carry out data processing activities that affect or may affect China’s national security are subject to a cybersecurity review. The Draft Amendment further stated that if an operator possesses personal information of more than one million users and such operator seeks to become a publicly listed company on an overseas stock exchange, the operator must submit an application to the Cyber Security Review Office for a cybersecurity review. The Draft Amendment did not provide any further clarification regarding the definition of key terms such as “operators” and “users”. More specifically, the language did not provide a clear guidance with respect to the breadth of the “operator” group obligated to meet the requirement under the Draft Amendment. The Draft Amendment has not been adopted or entered into force. The final version of the amendment of Measures for Cyber Security Review has not been released. In addition, there is no clear indication whether the law, once enacted, will be applied retroactively and require a Chinese company to submit a cybersecurity review application despite the fact that the company is already a publicly listed company in the United States.
MMV conducts all of its operations through its subsidiaries in the PRC under a VIE structure, and a significant portion of MMV’s business involves the operation of the internet network including the publication of animation series and the operation of mobile games online. Therefore, MMV may be considered as an “operator” under the Draft Amendment. In addition, MMV possesses more than one million user information as part of its mobile game operation. Therefore, MMV may be subjected to the cybersecurity review requirement under the proposed rules. If the then amended Measures for Cyber Security Review or other new cybersecurity laws and regulations enacted by the PRC government authorities were to impose such cybersecurity review or other pre-approval requirement on MMV or the listing of PubCo’s shares upon the consummation of the Business Combination, MMV cannot assure you that it would complete such review or approval process in a reasonable period of time, or obtain such approval form the Cyber Security Review Office at all. The failure to do so may hinder MMV’s ability to perform its obligations under the Business Combination, this Listing, and the subsequent disclosure requirements and other obligations under U.S. securities law.
Furthermore, the Draft Amendment did not specify the consequences for an operator’s failure to meet the obligations under the proposed rules. If MMV becomes a publicly traded company and PubCo’s shares are traded on a public exchange in the United States prior to the enactment of the Measures for Cyber Security Review, MMV and PubCo may be obligated to comply with the new rules. According to MMV’s PRC legal counsel, if MMV and PubCo are unable to obtain the approval from the Cyber Security Review Office, MMV and PubCo may be subjected to monetary fines, suspension of business operation, and other sanctions under PRC law. In the extreme case, the VIE structure and the series of agreements executed under the VIE arrangements would become invalid or illegal under PRC law and MMV may be forced to delist from the Nasdaq. If any of these sanctions occur, MMV’s business operation and financial results could be adversely affect.
Any significant disruption to MMV’s technology infrastructure or MMV’s failure to maintain the satisfactory performance, security, and integrity of MMV’s technology infrastructure would adversely affect user experience and harm MMV’s reputation.
MMV’s ability to provide users with high-quality experience depends on the continuous and reliable operation of its technology infrastructure, the failure of which may significantly impair MMV’s user experience. Disruptions, failures, or unscheduled service interruptions could hurt MMV’s reputation. MMV’s technology infrastructure are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking, and other attempts to harm MMV’s systems. These interruptions may be due to unforeseen events that are beyond MMV’s control or the control of MMV’s third-party service providers. MMV has experienced general intermittent interruptions in the past, and may continue to experience similar interruptions in the future despite MMV’s continuous efforts to improve MMV’s technology infrastructure. Since MMV hosts MMV’s servers at third-party internet data centers, any natural disaster or unexpected closure of internet data centers operated by third-party providers may result in lengthy service interruptions. If MMV experiences frequent or persistent service disruptions, whether caused by failures of MMV’s own systems or those of third-party service providers, its users’ experience may be negatively affected, which in turn, may materially and adversely affect MMV’s reputation. MMV cannot assure you that MMV will be successful in minimizing the frequency or duration of service interruptions.
Any compromise of the cybersecurity of MMV’s online community could materially and adversely affect MMV’s business, operations, and reputation.
MMV’s products and services involve the storage and transmission of users’ and other customers’ information, and security breaches or vulnerabilities affecting MMV’s or MMV’s vendors’ technology, products, and systems could expose MMV to a risk of loss of this information, litigation, and potential liability. MMV experiences cyber-attacks of varying degrees from time to time, and MMV has been able to rectify attacks without significant impact to MMV’s operations in the past. MMV uses third-party technology and systems for a variety of reasons, such as data storage and transmission, cloud services, and other functions. Some of such systems have experienced past security breaches, and, although they did not have a material adverse effect on MMV’s operating results, MMV cannot assure you a similar result in the future. MMV’s security measures may also be breached due to employee error, malfeasance, or otherwise. Additionally, outside parties may attempt to fraudulently induce employees, users, or other customers to disclose sensitive information in order to gain access to MMV’s data or MMV’s users’ or other customers’ data or accounts, or may otherwise obtain access to such data or accounts. Because the techniques used to obtain unauthorized access, disable, or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, MMV may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of MMV’s security occurs, the market perception of the effectiveness of MMV’s security measures could be harmed, MMV could lose users and other customers, and may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could materially and adversely affect MMV’s business, reputation, and results of operations.
Pending or future litigation could have a material and adverse impact on MMV’s business, financial condition, and results of operations.
From time to time, MMV has been, and may in the future be, subject to lawsuits brought on by its competitors, individuals, or other entities against MMV, in matters relating to intellectual property rights and contractual disputes. At times, the outcomes of actions MMV institutes may not be successful or favorable to it. Lawsuits against it may also generate negative publicity that significantly harms its reputation, which may adversely affect its ability to expand the user base. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert management’s attention from operating MMV’s business. MMV may also need to pay damages or settle lawsuits with a substantial amount of cash.
Upon the consummation of the Business Combination, PubCo, as the holding company of MMV, may face additional exposure to claims and lawsuits. These claims could divert management time and attention away from MMV’s business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, PubCo may elect or be forced to pay substantial damages if it is unsuccessful in its efforts to defend against these claims, which could harm its business, financial condition, and results of operations.
Non-compliance on the part of MMV’s employees, business partners, or other third-parties involved in MMV’s business could adversely affect MMV’s business.
MMV’s compliance controls, policies, and procedures may not protect it from acts of MMV’s employees, business partners, or other third-parties that violate the laws or regulations of the jurisdictions in which MMV operates, which may adversely affect MMV’s business. In addition, MMV’s business partners may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may, directly or indirectly, disrupt MMV’s business. MMV identifies irregularities or non-compliance in the business practices of any parties with whom MMV pursues existing or future cooperation and MMV cannot assure you that any of these irregularities will be corrected in a prompt and proper manner. The legal liabilities and regulatory actions on MMV’s business partners or other third-parties involved in MMV’s business may affect MMV’s business activities and reputation and in turn, MMV’s results of operations.
MMV’s success depends on the efforts of MMV’s key employees, including MMV’s senior management users and other technology talents. If MMV fails to hire, retain, and motivate MMV’s key employees, MMV’s business may suffer.
MMV depends on the continued contributions of MMV’s senior management and other key employees, many of whom are difficult to replace. For example, MMV relies on Mr. Yiran Xu, its Chairman of the Board and CEO for the company’s strategic development, and Mr. Xu’s industry experience and familiarity with the company’s business operation may not be easily replaced by others. The loss of the services of any of MMV’s executive officers or other key employees could harm MMV’s business. Competition for qualified talent in China is intense, particularly in the content-related internet and technology industries. MMV’s future success depends on MMV’s ability to attract a large number of qualified employees and retain existing key employees. If MMV is unable to do so, MMV’s business and growth may be materially and adversely affected and the trading price of MMV’s shares could suffer. MMV’s need to significantly increase the number of MMV’s qualified employees and retain key employees may cause MMV to materially increase compensation-related costs, including stock-based compensation.
MMV will grant, and may continue to grant, options and other types of awards, which may result in increased share-based compensation expenses.
MMV, through the PubCo, will adopt a Share Incentive Award upon the completion of the Business Combination, which will allow MMV to enhance its ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the company’s growth and performance. Competition for highly skilled personnel is often intense and MMV may incur significant costs or may not be successful in attracting, integrating, or retaining qualified personnel to fulfill MMV’s current or future needs. MMV believes the granting of share-based awards is of significant importance to MMV’s ability to attract and retain key personnel and employees, and MMV will continue to grant share-based awards in the future. As a result, MMV’s expenses associated with share-based compensation may increase, which may have an adverse effect on MMV’s results of operations.
If MMV or PubCo fails to implement and maintain an effective system of internal controls to remediate its material weaknesses over financial reporting, PubCo may be unable to accurately report its results of operations, meet its reporting obligations or prevent fraud, and investor confidence and the market price of PubCo’s ordinary shares may be materially and adversely affected.
Prior to the Business Combination, MMV has been a private company with limited accounting personnel and other resources with which to address MMV’s internal controls and procedures. In the course of auditing MMV’s consolidated financial statements as of and for the years ended December 31, 2019 and 2020, MMV and its independent registered public accounting firm identified one material weakness in MMV’s internal control over financial reporting and other control deficiencies. The material weakness identified relates to MMV’s lack of sufficient financial reporting and accounting personnel with appropriate understanding and knowledge of U.S. GAAP to handle complex accounting issues and to establish and implement key controls over period end closing and financial reporting to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. Neither MMV nor its independent registered public accounting firm undertook a comprehensive assessment of MMV’s internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any material weakness in MMV’s internal control over financial reporting. Had MMV performed a formal assessment of MMV’s internal control over financial reporting or had MMV’s independent registered public accounting firm performed an audit of MMV’s internal control over financial reporting, additional material weakness or control deficiencies may have been identified.
Upon completion of the Business Combination, PubCo will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that PubCo include a report from management on the effectiveness of PubCo’s internal control over financial reporting in PubCo’s annual report on Form 20-F beginning with PubCo’s annual report in PubCo’s second annual report on Form 20-F after becoming a public company. In addition, once PubCo ceases to be an “emerging growth company” as such term is defined in the JOBS Act, PubCo’s independent registered public accounting firm must attest to and report on the effectiveness of PubCo’s internal control over financial reporting. Moreover, even if PubCo’s management concludes that PubCo’s internal control over financial reporting is effective, PubCo’s independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with PubCo’s internal controls or the level at which PubCo’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from PubCo. In addition, after PubCo becomes a public company, PubCo’s reporting obligations may place a significant strain on PubCo’s management, operational and financial resources and systems for the foreseeable future. PubCo may be unable to timely complete its evaluation testing and any required remediation.
During the course of documenting and testing PubCo’s internal control procedures, in order to satisfy the requirements of Section 404, PubCo may identify other weaknesses and deficiencies in PubCo’s internal control over financial reporting. If PubCo fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, PubCo may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if PubCo fails to achieve and maintain an effective internal control environment, it could result in material misstatements in PubCo’s financial statements and could also impair PubCo’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, PubCo’s businesses, financial condition, results of operations and prospects, as well as the trading price of the ordinary shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose PubCo to increased risk of fraud or misuse of corporate assets and subject PubCo to potential delisting from the stock exchange on which PubCo lists, regulatory investigations and civil or criminal sanctions. PubCo may also be required to restate its financial statements from prior periods. PubCo will incur increased costs as a result of being a public company.
Upon completion of the Business Combination, PubCo will become a public company and expect to incur significant legal, accounting, and other expenses. For example, as a result of becoming a public company, PubCo will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for it to obtain director and officer liability insurance, and PubCo may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, PubCo will incur additional costs associated with its public company reporting requirements. It may also be more difficult for PubCo to find qualified persons to serve on its Board of Directors or as executive officers.
After PubCo is no longer an “emerging growth company,” PubCo may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.
Shareholder claims or regulatory investigation that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under the article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties faced by you in protecting your interests.
MMV may be subject to regulatory actions or legal proceedings in the ordinary course of MMV’s business. If the outcomes of these regulatory actions or legal proceedings are adverse to MMV, it could have a material adverse effect on MMV’s business, results of operations, and financial condition.
MMV may be subject to regulatory actions, litigation, disputes, or claims of various types brought by relevant regulatory authorities or MMV’s competitors, users, content creators, employees, or other third-parties against MMV in the ordinary course of its business. Such regulatory actions, disputes, allegations, complaints, or legal proceedings may damage MMV’s reputation, evolve into litigations, or otherwise have a material adverse impact on MMV’s reputation and business. Litigation is expensive, may subject MMV to the risk of significant damages, requires significant managerial resources and attention, and could materially and adversely affect MMV’s business, financial condition, and results of operations. The outcomes of actions MMV institutes may not be successful or favorable to MMV. Lawsuits against MMV may also generate negative publicity that significantly harms MMV’s reputation, which may adversely affect MMV’s user base.
The defects in certain leased property interests and failure to register certain lease agreements may materially and adversely affect MMV’s business, financial condition, results of operations, and prospects.
MMV leases premises in China in various locations. With respect to certain leased premises, the lessors did not have or provide MMV with property ownership certificates or other documents evidencing their rights to lease such premises to MMV. Therefore, MMV cannot assure that it will not be subject to any challenges, lawsuits, or other actions taken against MMV with respect to its leased premises for which the relevant lessors do not have valid title or right to lease. If MMV’s lessors’ right to lease premises is successfully challenged by any third-party, MMV’s lease agreements may not be enforceable and MMV may be forced to vacate the premise and relocate to a different premise. MMV has not registered any of MMV’s lease agreements with the relevant government authorities. Under the relevant PRC laws and regulations, all lease agreements are required to be registered and filed with the relevant government authority. The failure to register the lease agreements for MMV’s leased properties will not affect the validity of these lease agreements, but the relevant government authorities may order MMV to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease if MMV fails to complete the registration within the prescribed timeframe.
MMV has limited insurance coverage for its operations.
The insurance industry in China is still at an early stage of development, and insurance companies in China currently offer limited business-related insurance products. MMV maintains minimal insurance to meet the standard mandated by PRC law. These insurance and minimal coverage might not be able to cover all risks related to MMV’s operation. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect its results of operations and financial condition.

Risks Related to MMV’s Corporate Structure
MMV is a Cayman holding company without any business operation, and relies on contractual arrangements with its VIEs and their shareholders for its business operations. These arrangements may not be as effective as direct ownership in providing operational control. The investors are purchasing shares of the Cayman holding company rather than shares of the VIEs. Any failure by MMV’s VIEs or their shareholders to perform their obligations under such contractual arrangements would have a material and adverse effect on MMV’s business.
MMV is an exempted company incorporated under the laws of the Cayman Islands without any business operations. To comply with PRC laws and regulations, MMV conducts its business in China through MMV’s VIE incorporated in China. MMV’s VIE is owned by PRC citizens or entities who are MMV’s founder, co-founders, or beneficially owned, controlled by or under common control with MMV’s shareholders, with whom MMV has contractual arrangements. The contractual arrangements give MMV effective control over MMV’s VIE and enable MMV to obtain substantially all of the economic benefits arising from MMV’s VIE as well as consolidate the financial results of MMV’s VIE in MMV’s results of operations. Although the structure MMV has adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration, or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.
The Investors are purchasing shares of MMV, the Cayman holding company, rather than shares of the VIEs which conduct all of MMV’s business operations and hold all of MMV’s assets. MMV has relied and expects to continue relying on contractual arrangements with its VIEs and their shareholders to operate its business in China. The revenues contributed by MMV’s VIEs and their subsidiaries constituted substantially all of MMV’s net revenue for the year of 2019 and 2020 and the six months ended June 30, 2021. These contractual arrangements may not be as effective as direct ownership in providing MMV with control over its VIEs. For example, MMV’s VIEs and their shareholders could breach their contractual arrangements with MMV by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to MMV’s interests. If MMV had direct ownership of its VIEs, MMV would be able to exercise its rights as a shareholder to effect changes in the board of directors of its VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, MMV relies on the performance by its VIEs and their shareholders of their obligations under the contracts to exercise control over its VIEs. The shareholders of MMV’s consolidated VIEs may not act in the best interests of MMV or may not perform their obligations under these contracts. Such risks exist throughout the period in which MMV intends to operate certain portions of its business through the contractual arrangements with its VIEs.
If MMV’s VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, MMV may have to incur substantial costs and expend additional resources to enforce such arrangements. For example, if the shareholders of MMV’s VIEs refuse to transfer their equity interest in MMV’s VIEs to MMV or MMV’s designee if MMV exercises the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward MMV, then MMV may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third-parties claim any interest in such shareholders’ equity interests in MMV’s VIEs, MMV’s ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of MMV’s VIEs and third-parties were to impair MMV’s control over MMV’s VIEs, MMV’s ability to consolidate the financial results of its VIEs would be affected, which would in turn result in a material adverse effect on its business, operations, and financial condition.
If the PRC government finds that the agreements that establish the structure for operating MMV’s business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, MMV could be subject to severe penalties or be forced to relinquish MMV’s interests in those operations.
Foreign ownership of internet-based businesses, such as provision of commercial internet information services, commercial internet culture activities, and internet audio-visual program is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication enterprise (except for e-commerce, domestic multi-party communications, storage-forwarding, and call centers) and the main foreign investor of such enterprise must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Edition) issued on June 23, 2020 and effective on July 23, 2020, by the National Development and Reform Commission, or the NDRC, and the PRC Ministry of Commerce, and other applicable laws and regulations. In addition, foreign investors are prohibited from investing in enterprises engaging in internet culture activities except for music and providing internet audio-visual program services.
MMV is an exempted company incorporated under the laws of the Cayman Islands. To comply with PRC laws and regulations, MMV conducts MMV’s internet-related business in China through MMV’s VIE incorporated in China. MMV’s VIE is owned by PRC citizens or entities who are MMV’s founder, co-founders, or beneficially owned or controlled by MMV’s shareholders, with whom MMV has contractual arrangements. The contractual arrangements give MMV effective control over MMV’s VIE and enable it to obtain substantially all of the economic benefits arising from MMV’s VIE as well as consolidate the financial results of MMV’s VIE in MMV’s results of operations. Although the structure MMV has adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration, or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. MMV’s VIE and its subsidiaries hold the licenses, approvals, and key assets that are essential for the operations of certain of MMV’s businesses.
However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure violates PRC laws and regulations. Thus, MMV cannot assure you that the PRC government will not ultimately take a view contrary to MMV’s current corporate structure. If MMV is found in violation of any PRC laws or regulations or if the contractual arrangements under MMV are determined as illegal or invalid by any PRC court, arbitral tribunal, or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:
1.   revoke the agreements constituting the contractual arrangements;
2.   revoke MMV’s business and operating licenses;
3.   require MMV to discontinue or restrict operations;
4.   restrict MMV’s right to collect revenue;
5.   restrict or prohibit MMV’s use of the proceeds from MMV’s public offering to fund its business and operations in China;
6.   shut down all or part of MMV’s websites, apps, or services;
7.   levy fines on MMV or confiscate the proceeds that they deem to have been obtained through non-compliant operations;
8.   require MMV to restructure the operations in such a way as to compel it to establish a new enterprise, re-apply for the necessary licenses, or relocate MMV’s businesses, staff, and assets;
9.   impose additional conditions or requirements with which MMV may not be able to comply;
10.   record MMV’s illegitimate acts in the corporate credit information system; and/or
11.   take other regulatory or enforcement actions that could be harmful to MMV’s business.
Furthermore, any of the equity interest in MMV’s VIE under the name of any record equity holder of MMV’s VIE may be put the court’s custody in connection with litigation, arbitration, or other judicial or dispute resolution proceedings against that record holder. MMV cannot be certain that the equity interest will be disposed of in accordance with the contractual arrangements. In addition, new PRC laws, rules, and regulations may be introduced to impose additional requirements that may impose additional challenges to

MMV’s corporate structure and contractual arrangements. The occurrence of any of these events or the imposition of any of these penalties may materially and adversely affect MMV’s ability to conduct internet-related businesses. In addition, if the imposition of any of these penalties causes MMV to be unable to direct the activities of MMV’s VIE and its subsidiaries or the right to receive their economic benefits, MMV would no longer be able to consolidate MMV’s VIE into MMV’s financial statements, which could materially and adversely affect MMV’s financial condition and results of operations.
The shareholders of MMV’s VIEs may have actual or potential conflicts of interest with MMV, which may materially and adversely affect MMV’s business and financial condition.
As of the date of this proxy statement/prospectus, MMV is not aware of any conflicts between the shareholders of MMV’s VIEs and MMV. However, the shareholders of MMV’s VIEs may have actual or potential conflicts of interest with MMV in the future. These shareholders may refuse to sign or breach, or cause MMV’s VIEs to breach, or refuse to renew, the existing contractual arrangements MMV has with them and MMV’s VIEs, which would have a material and adverse effect on MMV’s ability to effectively control its VIEs and receive economic benefits from them. For example, the shareholders may be able to cause MMV’s agreements with its VIEs to be performed in a manner adverse to MMV by, among other things, failing to remit payments due under the contractual arrangements to MMV on a timely basis. MMV cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of MMV or such conflicts will be resolved in MMV’s favor. Currently, MMV does not have any arrangements to address potential conflicts of interest between these shareholders and MMV. If MMV cannot resolve any conflict of interest or dispute between us and these shareholders, MMV would have to rely on legal proceedings, which could result in disruption of MMV’s business and subject MMV to substantial uncertainty as to the outcome of any such legal proceedings.
MMV’s contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.
The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit MMV’s ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts except that parties may apply for a cancellation of such rulings before an intermediate people’s court at the place where the arbitration commission is located under certain circumstances, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. In the event MMV is unable to enforce these contractual arrangements, or if MMV suffers significant delays or other obstacles in the process of enforcing these contractual arrangements, MMV may not be able to exert effective control over its VIEs, and MMV’s ability to conduct its business may be negatively affected.
Substantial uncertainties existing with the PRC foreign investment legal regime may have a significant impact on MMV’s corporate structure and business operations.
On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Rules of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People’s Courts became effective on January 1, 2020. Since the Foreign Investment Law and its current implementation and interpretation rules are relatively new, uncertainties still exist in relation to their further application and improvement. The Foreign Investment Law stipulates three forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate the variable interest entities and contractual arrangements as a form of foreign investment.
Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors invest through any other methods under laws, administrative regulations or provisions prescribed by the State Council”. Therefore, it is possible that future laws, administrative regulations, or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, and then whether MMV’s contractual arrangement will be recognized as foreign investment, whether MMV’s contractual arrangement will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangement will be treated are uncertain. Therefore, there is no guarantee that MMV’s contractual arrangement and its business will not be materially and adversely affected in the future.
In the extreme case-scenario, MMV may be required to unwind the contractual arrangement and/or dispose of the VIEs or their subsidiaries, which could have a material and adverse effect on MMV’s business, financial conditions and result of operations.
MMV may lose the ability to use, or otherwise benefit from, the licenses, approvals, and assets held by MMV’s VIE, which could, render it unable to conduct some or all of MMV’s business operations and constrain MMV’s growth.
MMV’s VIE and its subsidiaries hold licenses, approvals, and assets that are necessary for its business operation. MMV relies on contractual arrangements with its VIEs to use, or otherwise benefit from, certain foreign restricted licenses and permits that it needs or may need in the future as its business continues to expand, such as Value-Added Telecommunication Business Operating License, or the ICP license, Internet Cultural Business Licenses, or ICB License, or the ICB License, and Radio and TV Programs Production and Operation License held by one of its VIEs.
The contractual arrangements contain terms that specifically obligate the equity holders of MMV’s VIE to ensure the valid existence of MMV’s VIE and restrict the disposition of material assets or any equity interest of MMV’s VIE. However, in the event the equity holders of MMV’s VIE breach the terms of these contractual arrangements and voluntarily liquidate MMV’s VIE, or MMV’s VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without MMV’s consent, MMV may be unable to operate some or all of MMV’s businesses or otherwise benefit from the assets held by MMV’s VIE, which could have a material adverse effect on MMV’s business, financial condition, and results of operations. Furthermore, if MMV’s VIE undergoes a voluntary or involuntary liquidation proceeding, its equity holders or unrelated third-party creditors may claim rights to some or all of the assets of MMV’s VIE, thereby hindering MMV’s ability to operate MMV’s business as well as constrain MMV’s growth.
Contractual arrangements in relation to MMV’s VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that MMV or MMV’s VIEs owe additional taxes, which could negatively affect MMV’s financial condition and the value of your investment.
The tax regime in China is rapidly evolving, and there is significant uncertainty for taxpayers in China as PRC tax laws may be interpreted in significantly different ways. The PRC tax authorities may assert that MMV or MMV’s subsidiaries or MMV’s VIE owe and/or are required to pay additional taxes on previous or future revenue or income. In particular, under applicable PRC laws, rules, and regulations, arrangements and transactions among related parties, such as the contractual arrangements with MMV’s VIE, may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities determine that any contractual arrangements MMV not entered into on an arm’s length basis and therefore constitute a favorable transfer pricing, the PRC tax liabilities of the relevant subsidiaries and/or MMV’s VIE could be increased, which could increase MMV’s overall tax liabilities. In addition, the PRC tax authorities may impose late payment interest. MMV’s profit may be materially reduced if MMV’s tax liabilities increase.
The equity holders, directors, and executive officers of the VIE, as well as MMV’s employees who execute other strategic initiatives may have potential conflicts of interest with MMV.
The PRC laws provide that a director and an executive officer owe a fiduciary duty to the company he or she directs or manages. The directors and executive officers of MMV’s VIE must act in good faith and in the best interests of MMV’s VIE and must not use their respective positions for personal gain. On the other hand, directors of MMV owe a fiduciary duty to MMV and to MMV’s shareholders as a whole under Cayman Islands law. MMV controls MMV’s VIE through contractual arrangements, and the business and operations of MMV’s VIE are closely integrated with the business and operations of MMV’s subsidiaries. Nonetheless, conflicts of interests for these persons may arise due to dual roles both as directors and executive officers of MMV VIE and as directors or employees of MMV, and may also arise due to dual roles both as equity holders of MMV’s VIE and as directors or employees of MMV.
MMV cannot assure you that these persons will always act in the best interests of MMV should any conflicts of interest arise, or that any conflicts of interest will always be resolved in MMV’s favor. MMV also cannot assure you that these persons will ensure that MMV’s VIE will not breach the existing contractual arrangements. If MMV cannot resolve any such conflicts of interest or any related disputes, MMV would have to rely on legal proceedings to resolve these disputes and/or take enforcement action under the contractual arrangements. There is substantial uncertainty as to the outcome of any such legal proceedings. See “— MMV may lose the ability to use, or otherwise benefit from, the licenses, approvals, and assets held by MMV’s VIE, which could, render it unable to conduct some or all of MMV’s business operations and constrain MMV’s growth” above.
If MMV exercises the option to acquire equity ownership of MMV’s VIE, the ownership transfer may subject it to certain limitations and substantial costs.
Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Edition), foreign investors are not allowed to hold more than 50% of the equity interests of any company providing value-added telecommunications services, including ICP services, with the exception of e-commerce, domestic multi-party communications, storage-forwarding, and call centers businesses. Pursuant to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council, the main foreign investor who invests in a value-added telecommunications business in China must possess prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas, or the Qualification Requirements. Currently none of the applicable PRC laws, regulations, or rules provides clear guidance or interpretation on the Qualification Requirements. MMV faces the risk of not satisfying the requirement promptly. In addition, the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Edition) prohibits foreign investors from investing in internet audio-visual program services and internet culture activities with the exception of music. If the PRC laws were revised to allow foreign investors to invest in enterprises with internet audio-visual program or internet culture activities businesses in China, or to hold more than 50% of the equity interests of value-added telecommunications enterprises, due to the necessity of ICP services for internet audio-visual program services and internet cultural activities, MMV might be unable to unwind the contractual arrangements before MMV is able to comply with the Qualification Requirements, or if MMV attempts to unwind the contractual arrangements before it is able to comply with the Qualification Requirements, MMV may be ineligible to operate its value-added telecommunication, internet audio-visual program, and internet culture activities businesses and may be forced to suspend its operations, which could materially and adversely affect MMV’s business, financial condition, and results of operations.
Pursuant to the contractual arrangements, MMV has the exclusive right to purchase all or any part of the equity interests in MMV’s VIE from the respective equity holders for a nominal price, unless the relevant government authorities or PRC laws request that the equity interests be evaluated upon purchase and in which case the purchase price shall be adjusted based on the evaluation result. Subject to relevant laws and regulations, the respective equity holders shall return any amount of purchase price they have received to MMV’s wholly foreign-owned entity in the PRC, PRC WOFE. If such a return of purchase price takes place, the competent tax authority may require the PRC WFOE to pay enterprise income tax for ownership transfer income, in which case the amount of tax could be substantial.
Risks Related to Doing Business in China
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on MMV’s business and operations.
Substantially all of MMV’s assets and operations are located in China. Accordingly, MMV’s business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, foreign exchange control, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.
While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect MMV’s business and operating results, leading to a reduction in demand for MMV’s services and adversely affect MMV’s competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on MMV’s operation. For example, MMV’s financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect MMV’s business and operating results.
The uncertainties of the legal system in China could limit the legal protections available or impose additional requirements and obligations on MMV’s business operation, which may materially and adversely affect MMV’s business, financial condition, and results of operations, and may adversely affect the timetable and closing certainty of the Business Combination.
The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.
The legal system in China evolves rapidly, and the interpretations of laws, regulations, and rules may contain inconsistencies. However, these laws, regulations, and legal requirements are constantly changing and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us. In particular to the mobile and online games industry, the PRC government has enacted specific laws to guide and limit the daily hours and spending that underage game players are allowed to undertake. MMV cannot predict the effect of future developments in the PRC legal system, particularly with regard to internet-related industries, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Such unpredictability towards its contractual, property (including intellectual property) and procedural rights could adversely affect its business and impede its ability to continue its operations. Furthermore, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
In addition, new laws and regulations may be enacted from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to its businesses. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules, and guidelines governing internet companies with respect to a wide range of issues, such as intellectual property, competition and antitrust, privacy and data protection, cybersecurity and other matters, which may result in additional obligations imposed on MMV’s business operation. Compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and financial resources, bring negative publicity, subject MMV to liabilities or administrative penalties, or materially and adversely affect its business, financial condition, and results of operations.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among other things, require the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. However, these opinions did not provide detailed rules and regulations. As a result, uncertainties remain regarding the interpretation and implementation of these opinions. If, for example, new rules require China-based companies to seek approval before becoming, acquiring or remaining as an overseas-listed public company outside of China, including in the United States, it is uncertain whether it would be possible for MMV to obtain the approval in a timely mannar, or at all, which could adversely affect the timetable and closing certainty of the Business Combination. Any failure to obtain or delay in obtaining such approval for the Business Combination may subject MMV or PubCo to sanctions imposed by PRC regulatory agencies. Additionally, future changes to PRC cybersecurity laws and regulations could adversely affect the timetable and closing certainty of the Business Combination. See “Risks Related to PubCo Operating as a Public Company — Future changes to PRC cybersecurity laws and regulations could adversely affect PubCo with respect to its listing” below.
Regulation and censorship of information disseminated over the internet in China may adversely affect MMV’s business and reputation, and subject MMV to liability for information displayed on MMV’s website.
The PRC government has adopted regulations governing internet access and the distribution of content and information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting, reproducing, transmitting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent, or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites or other internet platforms. The website or platform operator may also be held liable for such censored information displayed on or linked to the websites or platforms. If MMV’s content offerings, website or internet platform is found to be in violation of any such requirements, MMV may be penalized by relevant authorities, and MMV’s operations or reputation could be adversely affected.
Any lack of requisite approvals, licenses, or permits applicable to MMV’s business may have a material and adverse impact on MMV’s business, financial condition, and results of operations.
In accordance with the relevant laws and regulations in jurisdictions in which MMV operates, MMV is required to maintain various approvals, licenses, and permits to operate MMV’s business, including but not limited to business license, license related to content offerings, radio and TV programs Production and operation license, and value-added telecommunications license. These approvals, licenses, and permits are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations.
In particular, the internet and mobile internet industries in China are highly regulated. MMV’s VIE and its subsidiaries are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory regime, a number of regulatory authorities, including, but not limited to, the PRC National Radio and Television Administration, or the NRTA, the PRC Ministry of Culture and Tourism, the MIIT, the PRC State Council Information Office, and the Cyberspace Administration of China, jointly regulate all major aspects of the internet industry, including the mobile internet and online content communities. Operators must obtain various government approvals and licenses for relevant business.
MMV has obtained Value-Added Telecommunication Business Operating Licenses, or ICP Licenses, for the provision of commercial internet information services, Internet Cultural Business Licenses, or ICB Licenses, for commercial internet culture activities, Radio and TV Programs Production and Operation Licenses, a license for non-commercial internet medicine information services, and a license for publication operation through MMV’s VIE and its subsidiaries. These licenses are essential to the operation of MMV’s business and are generally subject to regular government review or renewal. MMV cannot assure you that it will be able to maintain MMV’s existing licenses or permits necessary for MMV’s business operations, update information (such as websites, apps, or legal representative) on file, or renew any of them when their current term expires.

In particular, MMV must file and obtain an ISBN from the PRC’s National Press and Publication Administration, or NPPA, for every game it develops before these games can be marketed to the public. While MMV’s management has significant experience in obtaining ISBN from NPPA, it cannot guarantee MMV will be able to achieve the same results in the future. If MMV is unable to obtain the ISBN from NPPA or do so in a timely manner, it could significant impact its business plan and negative affect its financial condition and results of operation.
If MMV fails to obtain the necessary licenses, permits and approvals, MMV may be subject to fines, confiscation of revenues generated from incompliance operations, or the suspension of relevant operations. MMV may also experience adverse publicity arising from such non-compliance with government regulations that negatively impacts its brand. MMV may experience difficulties or failures in obtaining the necessary approvals, licenses, and permits for new spaces or new service offerings. If MMV fails to obtain the material licenses, MMV’s content offerings and business activities could be severely delayed. In addition, there can be no assurance that MMV will be able to obtain, renew, and/or convert all of the approvals, licenses, and permits required for its existing business operations upon their expiration in a timely manner or at all, which could adversely affect MMV’s business operations.
In addition, considerable uncertainties exist in relation to the interpretation and implementation of existing and future laws and regulations governing MMV’s business activities. MMV could be found not in compliance with any future laws and regulations or of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. If MMV fails to complete, obtain, or maintain any of the required licenses or approvals or make the necessary filings, MMV may be subject to various penalties, such as confiscation of unlawful gains, the imposition of fines, revocation of licenses, and the discontinuation or restriction of MMV’s operations. Any such penalties or changes in policies, regulations, or enforcement by government authorities may disrupt MMV’s operations and materially and adversely affect MMV’s business, financial condition, and results of operations.
MMV’s operations depend on the performance of the mobile-based systems, telecommunications networks, and digital infrastructure in China.
MMV’s operations rely heavily on mobile based systems, telecommunications networks, and digital infrastructure. Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. Moreover, MMV primarily relies on a limited number of telecommunication service providers to provide MMV with data communications capacity through local telecommunications lines and internet data centers to host MMV’s servers. MMV has limited access to alternative networks or services in the event of disruptions, failures, or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of MMV’s business, MMV may be required to upgrade MMV’s technology and infrastructure to keep up with the increasing traffic on MMV’s internet and mobile gaming applications. MMV cannot assure you that the digital infrastructure and the telecommunications networks in China will be able to support the demands associated with the continued growth in digital usage.
In addition, MMV has no control over the costs of the services provided by telecommunication service providers. If the prices MMV pays for telecommunications and digital services rise significantly, MMV’s results of operations may be materially and adversely affected. Furthermore, if data access fees or other charges to mobile users increase, MMV’s user traffic may decline and MMV’s business may be harmed.
MMV may rely on dividends and other distributions on equity paid by MMV’s PRC subsidiaries to fund any cash and financing requirements MMV may have, and any limitation on the ability of MMV’s PRC subsidiaries to make payments to MMV could have a material and adverse effect on MMV’s ability to conduct its business.
MMV is a Cayman Islands holding company and MMV relies principally on dividends and other distributions on equity from its PRC subsidiaries for its cash requirements, including for services of any debt MMV may incur.

MMV’s PRC subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit MMV’s PRC subsidiaries to pay dividends to its respective shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, MMV’s PRC subsidiaries and MMV’s VIEs are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. MMV’s PRC subsidiaries as a Foreign Invested Enterprise, or FIE, are also entitled to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If MMV’s PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to MMV. Any limitation on the ability of MMV’s PRC subsidiaries to distribute dividends or other payments to its respective shareholders could materially and adversely limit MMV’s ability to grow, make investments or acquisitions that could be beneficial to MMV’s business, pay dividends, or otherwise fund and conduct MMV’s business.
In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay PubCo from using the proceeds of the Business Combination to make loans or additional capital contributions to MMV’s PRC subsidiaries, which could materially and adversely affect MMV’s liquidity and MMV’s ability to fund and expand MMV’s business.
Any funds MMV transfers to its PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to MMV’s PRC subsidiaries are subject to the approval of or report investment information to the MOFCOM or their respective local branches and registration with a local bank authorized by the SAFE. In addition, any foreign loan procured by MMV’s PRC subsidiaries cannot exceed statutory limits and is required to be registered with SAFE or its respective local branches. Any medium or long-term loan to be provided by MMV to its VIEs must be registered with the National Development and Reform Commission, or NDRC, and the SAFE or its local branches. MMV may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by MMV to its PRC subsidiaries. If MMV fails to complete such registrations, its ability to use the proceeds to be received from the Business Combination and to capitalize its PRC operations may be negatively affected, which could adversely affect its liquidity and its ability to fund and expand business.
On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective on June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this Circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit MMV’s ability to use Renminbi converted from the proceeds to be received from the Business Combination, to fund the establishment of new entities in China by MMV’s VIEs, to invest in or acquire any other PRC companies through MMV’s PRC subsidiaries, or to establish new consolidated VIEs in China, which may adversely affect MMV’s business, financial condition, and results of operations.
Fluctuations in exchange rates could have a material and adverse effect on MMV’s results of operations and the value of your investment.
The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, the RMB appreciated approximately 6.3% against the U.S. dollar. In 2018, however, the RMB depreciated approximately 5.7% against the U.S. dollar. In 2019, the RMB has continued to depreciate against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and MMV cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces, international relations especially the trade tensions between U.S. and China, or government policies of PRC or U.S. may impact the exchange rate between the Renminbi and the U.S. dollar in the future.
Substantially all of MMV’s net revenue and costs are denominated in Renminbi. MMV is a holding company and MMV relies on dividends paid by its subsidiaries in China for its cash needs. Any significant revaluation of Renminbi may materially and adversely affect MMV’s results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable in U.S. dollars. To the extent that MMV needs to convert U.S. dollars it receives from the Business Combination, into Renminbi for MMV’s operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount MMV would receive. Conversely, if MMV decides to convert MMV’s Renminbi into U.S. dollars for the purpose of making payments for dividends on MMV’s ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.
Governmental control of currency conversion may limit MMV’s ability to utilize MMV’s net revenue effectively and affect the value of your investment.
The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. MMV receives substantially all of MMV’s net revenue in Renminbi. Under MMV’s current corporate structure, MMV, as a Cayman Islands holding company, primarily relies on dividend payments from MMV’s PRC subsidiaries to fund any cash and financing requirements MMV may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of MMV’s PRC subsidiaries in China may be used to pay dividends. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, MMV needs to obtain SAFE approval to use cash generated from the operations of MMV’s PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents MMV from obtaining sufficient foreign currencies to satisfy its foreign currency demands, MMV may not be able to pay dividends in foreign currencies to its shareholders. Furthermore, these restrictions may severely limit MMV’s funding to make investment and acquisitions overseas, and if occurs, the lack of funding could significantly impair MMV’s key business strategy to expand its business operations globally and make strategic acquisition overseas.
PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject MMV’s PRC resident beneficial owners or MMV’s PRC subsidiaries to liability or penalties, limit MMV’s ability to inject capital into MMV’s PRC subsidiaries, limit MMV’s PRC subsidiaries’ ability to increase its registered capital or distribute profits to PubCo, or may otherwise adversely affect PubCo.
In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to MMV’s shareholders who are PRC residents and may be applicable to any offshore acquisitions that MMV makes in the future.
Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. If MMV’s shareholders who are PRC residents or entities fail to make the required registration or to update the previously filed registration, MMV’s PRC subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer, or liquidation to us, and MMV may be restricted in its ability to contribute additional capital to its PRC subsidiaries. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.
MMV has requested PRC residents who MMV knows hold direct or indirect interest through an SPV in the Company to make the necessary applications, filings and registrations as required under SAFE Circular 37, and MMV is aware that most of these shareholders have completed the initial foreign exchange registrations with relevant banks. MMV cannot assure you, however, that all of these individuals may continue to make required filings or updates in a timely manner, or at all. MMV cannot provide any assurance that MMV is or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest through an SPV in MMV. Any failure or inability by such individuals to comply with SAFE regulations may subject MMV to fines or legal sanctions, restrict MMV’s cross-border investment activities, and limit MMV’s PRC subsidiaries’ ability to distribute dividends to us. As a result, MMV’s business operations and MMV’s ability to make distributions to you could be materially and adversely affected.
Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended, and implemented by the relevant government authorities. For example, MMV may be subject to a more stringent review and approval process with respect to its foreign exchange activities, such as remittance of dividends and foreign-currency- denominated borrowings, which may adversely affect MMV’s financial condition and results of operations. In addition, if MMV decides to acquire a PRC domestic company, MMV cannot assure you that MMV or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict MMV’s ability to implement its acquisition strategy and could adversely affect its business and prospects.
MMV faces uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.
On February 3, 2015, the State Administration of Taxation, or SAT, issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.
On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.
Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.
MMV faces uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in MMV’s offshore subsidiaries and investments. MMV may be subject to filing obligations or taxed if MMV is transferor in such transactions, and may be subject to withholding obligations if MMV is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in MMV by investors who are non-PRC resident enterprises, MMV’s PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, MMV may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom MMV purchases taxable assets to comply with these circulars, or to establish that MMV should not be taxed under these circulars, which may have a material adverse effect on MMV’s financial condition and results of operations.
Certain PRC regulations may make it more difficult for MMV to pursue growth through acquisitions.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. Moreover, the Anti- Monopoly Law of the PRC requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered.
In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective in March 2011, and the Rules on Implementation of Security Review System for the Merger and

Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.
MMV may grow its business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts, may delay or inhibit MMV’s ability to complete such transactions, which could affect MMV’s ability to expand its business or maintain its market share.
Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or MMV to fines and other legal or administrative sanctions.
In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. MMV and its executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when MMV becomes an overseas-listed company upon completion of the Business Combination. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from the sale of their stock into the PRC. MMV also faces regulatory uncertainties that could restrict its ability to adopt incentive plans for its directors, executive officers and employees under PRC law.
MMV may be subject to liability for placing advertisements with content that is deemed inappropriate or misleading under PRC laws.
PRC laws and regulations prohibit advertising companies from producing, distributing, or publishing any advertisement with content that violates PRC laws and regulations, impairs the national dignity of the PRC, involves designs of the PRC national flag, national emblem or national anthem or the music of the national anthem, is considered reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. MMV cannot assure you that all the content contained in its advertisements is true and accurate as required by, and complies in all aspects with, the advertising laws and regulations, including but not limited to the Advertising Law of the People’s Republic of China and the Interim Measures for the Administration of Internet Advertising, especially given the uncertainty in the interpretation of these PRC laws and regulations. If MMV is found to be in violation of applicable PRC advertising laws and regulations, MMV may be subject to penalties and MMV’s reputation may be harmed, which may negatively affect MMV’s business, financial condition, results of operations, and prospects.
Under PRC advertising laws and regulations, MMV is obligated to monitor the advertising content shown on MMV’s platform to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals, and veterinary pharmaceuticals, MMV is obligated to confirm that such review has been performed and approval has been obtained from competent governmental authority. Violation of these laws and regulations may subject MMV to penalties, including fines, confiscation of MMV’s advertising income, orders to cease dissemination of the advertisements, and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, PRC governmental authorities may force MMV to terminate its advertising operation or revoke its licenses.
MMV’s employment practices may be adversely impacted under the labor contract law of the PRC.
The PRC National People’s Congress promulgated the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, and the State Council promulgated implementing rules for the labor contract law on September 18, 2008. The labor contract law and the implementing rules impose requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of employment contracts. The interpretation and implementation of these regulations are still evolving, MMV’s employment practices may violate the labor contract law and related regulations and MMV could be subject to penalties, fines, or legal fees as a result. If MMV violates relevant laws and regulations, MMV may be subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, MMV’s business, financial condition, and results of operations may be adversely affected.
MMV may be subject to additional contributions of social insurance and housing fund and late payments and fines imposed by relevant governmental authorities.
MMV is required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of MMV’s employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines, and/or other penalties.
Under the Social Insurance Law and the Regulations on the Administration of Housing Fund, PRC subsidiaries shall register with local social insurance agencies and register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank.
As of the date of this proxy statement/prospectus, MMV has not made adequate contributions to the above employee benefits for some of MMV’s employees. MMV cannot assure you that the relevant government authorities will not require it to pay the outstanding amount and impose late fees or fines on us. If MMV fails to make the outstanding social insurance and housing fund contributions within the prescribed time frame, MMV may be subject to fines and late payment fees, and its financial conditions may be adversely affected.
If MMV is classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to PubCo and its non-PRC shareholders.
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts, and properties of an enterprise. In 2009, SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.
MMV believes it is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that MMV is a PRC resident enterprise for enterprise income tax purposes, MMV would be subject to PRC enterprise income tax on its worldwide income at the rate of 25%. Furthermore, MMV would be required to withhold a 10% tax from dividends it pays to its shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if MMV is deemed a PRC resident enterprise, dividends paid to its non-PRC individual shareholders and any gain realized on the transfer of the ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of MMV would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that MMV is treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.
Risks Related to MPAC’s Business
MPAC will be forced to liquidate the Trust Account if it cannot consummate the Business Combination or an initial business combination by April 12, 2022 (or October 12, 2022 if the Combination Period is extended by the full amount of time allowed under its Existing Charter). In the event of a liquidation, MPAC’s public stockholders are expected to receive $10.10 per ordinary share and the MPAC Warrants will expire worthless.
If MPAC does not complete the Business Combination or a business combination within 12 months from the consummation of the IPO (or 18 months if we extend the Combination Period by the full amount of time allowed under its Existing Charter), it will be forced to liquidate and the per share liquidation distribution is expectd to be $10.10. MPAC Warrants and Rights will expire worthless as a result of MPAC’s failure to consummate the Business Combination or an initial business combination during the Combination Period.
There is no guarantee that a stockholder’s decision whether to redeem its Public Shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.
We can give no assurance as to the price at which a stockholder may be able to sell its Public Shares in the future following the consummation of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in the stock price of the Combined Company and may result in a lower value realized upon redemption than a stockholder of MPAC might realize in the future had the stockholder not redeemed its Public Shares. Similarly, if a stockholder does not redeem its Public Shares, the stockholder will bear the risk of ownership of the Combined Company’s ordinary shares after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell its ordinary shares of the Combined in the future for a greater amount than the redemption price paid in connection with the redemption of the Public Shares in connection with the consummation of the Business Combination. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.
You must tender your shares of MPAC Class A ordinary shares in order to validly seek redemption at the Meeting of stockholders.
In connection with tendering your public shares for redemption, you must elect either to physically tender your share certificates to Continental or to deliver your MPAC Class A ordinary shares to Continental electronically using DTC’s DWAC (Deposit/Withdrawal At Custodian) System, in each case at least two business days before the Meeting. The requirement for physical or electronic delivery ensures that a redeeming holder’s election to redeem is irrevocable once the Business Combination is consummated. Any failure to observe these procedures will result in your loss of redemption rights in connection with the vote on the Business Combination.
If the conditions to the Merger Agreement are not met, the Business Combination may not occur.
Even if the Merger Agreement is approved by MMV and MMV’s stockholders, specified conditions must be satisfied or waived before the parties to the Merger Agreement are obligated to complete the Business Combination. For a list of the material closing conditions contained in the Merger Agreement, see the section titled “Proposal No. 2 — The Acquisition Merger Proposal — Conditions to the Closing of the Business Combination.” MPAC and MMV may not satisfy all of the closing conditions in the Merger Agreement. If the closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause MPAC and MMV to each lose some or all of the intended benefits of the Business Combination.
If third parties bring claims against MPAC, the proceeds held in trust could be reduced and the per-share liquidation price received by MPAC’s stockholders may be less than $10.10.
MPAC’s placing of funds in trust may not protect those funds from third party claims against MPAC. Although MPAC has received from many of the vendors, service providers (other than its independent accountants) and prospective target businesses with which it does business executed agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of MPAC’s public stockholders, they may still seek recourse against the Trust Account. Additionally, a court may not uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of MPAC’s public stockholders. If MPAC liquidates the Trust Account before the completion of a business combination and distributes the proceeds held therein to its public stockholders, the Sponsor has contractually agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, but only if such a vendor or prospective target business does not execute such a waiver. However, MPAC cannot assure you that they will be able to meet such obligation. Therefore, the per-share distribution from the Trust Account for our stockholders may be less than $10.10 due to such claims.
Additionally, if MPAC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in MPAC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of its stockholders. To the extent any bankruptcy claims deplete the Trust Account, MPAC may not be able to return $10.10 to our public stockholders.
Any distributions received by MPAC stockholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, MPAC was unable to pay its debts as they fell due in the ordinary course of business.
MPAC’s amended and restated memorandum and articles of association provides that it will continue in existence only until the date that is 12 months from the closing of the IPO, (or up to 18 months from the closing of the IPO, subject in the latter case to valid three months extensioins having been made in each case). If MPAC is unable to consummate a transaction within the required time periods, upon notice from MPAC, the trustee of the Trust Account will distribute the amount in its Trust Account to its public stockholders. Concurrently, MPAC shall pay, or reserve for payment, from funds not held in trust, its liabilities and obligations, although MPAC cannot assure you that there will be sufficient funds for such purpose.
We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $[•] of proceeds held outside the Trust Account, although we cannot assure you that there will be sufficient funds for such purpose. We will depend on sufficient interest being earned on the proceeds held in the Trust Account to pay any tax obligations we may owe or for working capital purposes. However, we may not properly assess all claims that may be potentially brought against us. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, third parties may seek to recover from our stockholders amounts owed to them by us.
If, after we distribute the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. In addition, our Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors.
The announcement of the Business Combination could disrupt the Combined Company’s relationships with its customers, members, providers, business partners and others, as well as its operating results and business generally.
Whether or not the Business Combination and related transactions are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the Business Combination on the Combined Company’s business include the following:
•
its employees may experience uncertainty about their future roles, which might adversely affect the Combined Company’s ability to retain and hire key personnel and other employees;

•
customers, business partners and other parties with which the Combined Company maintains business relationships may experience uncertainty about its future and seek alternative relationships;

•
with third parties, seek to alter their business relationships with the Combined Company or fail to extend an existing relationship or subscription with the Combined Company; and

•
the Combined Company has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Merger.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact the Combined Company’s results of operations and cash available to fund its business.
Stockholder litigation and regulatory inquiries and investigations are expensive and could harm MPAC’s business, financial condition and operating results and could divert management attention.
In the past, securities class action litigation and/or stockholder derivative litigation and inquiries or investigations by regulatory authorities have often foll owed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, such as the Business Combination. Any stockholder litigation and/or regulatory investigations against MPAC, whether or not resolved in MPAC’s favor, could result in substantial costs and divert MPAC’s management’s attention from other business concerns, which could adversely affect MPAC’s business and cash resources and the ultimate value MPAC’s stockholders receive as a result of the Business Combination.
The Initial Shareholders who own shares of MPAC Class A ordinary shares and Private Placement Units will not participate in liquidation distributions and, therefore, they may have a conflict of interest in determining whether the Business Combination is appropriate.
As of the Record Date, the Initial Shareholders owned an aggregate of [•] shares of MPAC Class A ordinary shares and [•] Class A ordinary shares underlying Private Placement Units. They have waived their right to redeem these shares, or to receive distributions with respect to these shares upon the liquidation of the Trust Account if MPAC is unable to consummate a business combination. Based on a market price of $[•] per share of Class A ordinary shares on [•], 2021, the value of these shares was $[•]. The shares of MPAC Class B ordinary shares acquired prior to the IPO will be worthless if MPAC does not consummate a business combination. Consequently, our directors’ and officers’ discretion in identifying and selecting MMV as a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of the Business Combination are appropriate and in MPAC’s public stockholders’ best interest.

MPAC is requiring stockholders who wish to redeem their public shares in connection with a proposed business combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.
MPAC is requiring stockholders who wish to redeem their Class A ordinary shares to either tender their certificates to Continental or to deliver their shares to Continental electronically using the DTC’s DWAC (Deposit/Withdrawal At Custodian) System at least two business days before the Meeting. In order to obtain a physical certificate, a stockholder’s broker and/or clearing broker, DTC and Continental will need to act to facilitate this request. It is MPAC’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from Continental. However, because we do not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. While we have been advised that it takes a short time to deliver shares through the DWAC System, we cannot assure you of this fact. Accordingly, if it takes longer than MPAC anticipates for stockholders to deliver their MPAC Class A ordinary shares, stockholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their MPAC Class A ordinary shares.
MPAC will require its public stockholders who wish to redeem their public shares in connection with the Business Combination to comply with specific requirements for redemption described above, such redeeming stockholders may be unable to sell their public shares when they wish to in the event that the Business Combination is not consummated.
If MPAC requires public stockholders who wish to redeem their public shares in connection with the proposed Business Combination to comply with specific requirements for redemption as described above and the Business Combination is not consummated, MPAC will promptly return such certificates to its public stockholders. Accordingly, investors who attempted to redeem their public shares in such a circumstance will be unable to sell their securities after the failed acquisition until MPAC has returned their securities to them. The market price for shares of our MPAC Class A ordinary shares may decline during this time and you may not be able to sell your securities when you wish to, even while other stockholders that did not seek redemption may be able to sell their securities.
If MPAC’s security holders exercise their registration rights with respect to their securities, it may have an adverse effect on the market price of PubCo’s securities.
MPAC’s Initial Shareholders are entitled to make a demand that it registers the resale of their insider shares at any time commencing three months prior to the date on which their shares may be released from escrow. Additionally, our Initial Shareholders, including Sponsor are entitled to demand that we register the resale of the shares underlying the Private Placement Units and Rights and any securities our Initial Shareholders, officers, directors or their affiliates may be issued in payment of working capital loans made to us at any time upon or after we consummate a business combination. If such persons exercise their registration rights with respect to all of their securities, then there will be an additional [•] shares of PubCo Ordinary Shares eligible for trading in the public market. The presence of these additional shares of PubCo Ordinary Shares trading in the public market may have an adverse effect on the market price of PubCo Ordinary Shares after the consummation of the Business Combination.
MPAC will not obtain an opinion from an unaffiliated third party as to the fairness of the Business Combination to its stockholders.
MPAC is not required to obtain an opinion from an unaffiliated third party that the price it is paying in the Business Combination is fair to its public stockholders from a financial point of view. MPAC’s public stockholders therefore, must rely solely on the judgment of the Board.
If MPAC’s due diligence investigation of MMV was inadequate, then MPAC stockholders following the Business Combination could lose some or all of their investment.
Even though MPAC conducted a due diligence investigation of MMV, it cannot be sure that this diligence uncovered all material issues that may be present inside MMV or its business, or that it would be possible to uncoer all material issues through a customary amount of due diligence, or that factors ouside of MMV and its business and outside of its control will not later arise.
Our sponsor controls a substantial interest in MPAC and thus may influence certain actions requiring a stockholder vote.
MPAC’s Sponsor owns approximately 23.0% of its issued and outstanding shares of MPAC Class A ordinary shares. However, if a significant number of MPAC stockholders vote, or indicate an intention to vote, against the Business Combination, MPAC’s Sponsor and Initial Shareholders or the affiliates, could make such purchases in the open market or in private transactions in order to influence the vote. MPAC’s Sponsor and Initial Shareholders or the affiliates have agreed to vote any shares they own in favor of the Business Combination.
Risks Related to the Business Combination
Our search for a business combination, and any target business with which we ultimately consummate a business combination, may be materially adversely affected by the recent coronavirus (“COVID-19”) outbreak.
On March 11, 2020, the World Health Organization officially declared the outbreak of the COVID-19 a “pandemic.” A significant outbreak of COVID-19 and other infectious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide, and the business of any potential target business with which we consummate a business combination could be materially and adversely affected. Furthermore, we may be unable to complete a business combination if continued concerns relating to COVID-19 restrict travel, limit the ability to have meetings with potential investors or the target company’s personnel, vendors and services providers are unavailable to negotiate and consummate a transaction in a timely manner. The extent to which COVID-19 impacts our search for a business combination will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extensive period of time, our ability to consummate a business combination, or the operations of a target business with which we ultimately consummate a business combination, may be materially adversely affected.
MPAC and MMV have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by MPAC if the Business Combination is completed or by MPAC if the Business Combination is not completed.
MPAC and MMV expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, MPAC expects to incur approximately $[•] million in expenses excluding deferred underwriting fees. These expenses will reduce the amount of cash available to be used for other corporate purposes by MPAC if the Business Combination is completed or by MPAC if the Business Combination is not completed. If the Business Combination is not consummated, MPAC may not have sufficient funds to seek an alternative business combination and may be forced to liquidate and dissolve.
In the event that a significant number of public shares are redeemed, PubCo Ordinary Shares may become less liquid following the Business Combination.
If a significant number of public shares are redeemed, PubCo may be left with a significantly smaller number of stockholders. As a result, trading in the shares of the Combined Company may be limited and your ability to sell your shares in the market could be adversely affected. The Combined Company intends to apply to list its shares on Nasdaq, and Nasdaq may not list the its ordinary shares on its exchange, which could limit investors’ ability to make transactions in PubCo’s securities and subject PubCo to additional trading restrictions.
MPAC may waive one or more of the conditions to the Business Combination without resoliciting shareholder approval for the Business Combination.
MPAC may agree to waive, in whole or in part, some of the conditions to its obligations to complete the Business Combination, to the extent permitted by applicable laws. The Board will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is warranted. In some instances, if the Board determines that a waiver is not sufficiently material to warrant resolicitation of stockholders, MPAC has the discretion to complete the Business Combination without seeking further shareholder approval. For example, it is a condition to MPAC’s obligations to close the Business Combination that there be no restraining order, injunction or other order restricting MMV’s conduct of its business, however, if the Board determines that any such order or injunction is not material to the business of MMV, then the Board may elect to waive that condition without shareholder approval and close the Business Combination.
MPAC’s stockholders will experience immediate dilution as a consequence of, among other transactions, the issuance of MPAC Class A ordinary shares as consideration in the Business Combination and the PIPE Investment. Having a minority share position may reduce the influence that MPAC’s current stockholders have on the management of PubCo.
It is anticipated that upon completion of the Business Combination, MPAC’s public stockholders (other than the PIPE Investment investor(s)) would retain an ownership interest of approximately [•]% in the Combined Company, the PIPE Investment investors will own approximately [•]% of the Combined Company (such that the public stockholders, including the PIPE Investment investors, would own approximately [•]% of the Combined Company), the Sponsor, officers, directors and other holders of founder shares will retain an ownership interest of approximately [•]% of the Combined Company and the MMV stockholders will own approximately [•]% of the Combined Company.
The ownership percentages above with respect to the Combined Company does not take into account (i) the redemption of any shares by the MPAC public stockholders or (ii) the issuance of any additional shares upon the closing of the Business Combination under the Share Incentive Award. If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the last stockholders will be different. See “Unaudited Pro Forma Condensed Combined Financial Information.”
If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the Board will not have the ability to adjourn the special meeting to a later date in order to solicit additional votes, and, therefore, the Business Combination will not be completed.
The Board is seeking approval to adjourn the Meeting to a later date or dates if, at the Meeting, MPAC is unable to consummate the Business Combination due to insufficient number of votes for the Acquisition Merger Proposal. If the Adjournment Proposal is not approved, the Board will not have the ability to adjourn the Meeting to a later date in order to solicit additional votes and, therefore, the Business Combination will not be completed.
Risks Related to PubCo’s Securities Following the Business Combination
Currently, there is no public market for the ordinary shares of PubCo. MPAC stockholders cannot be sure that an active trading market will develop for or of the market price of the ordinary shares of PubCo they will receive or that PubCo will successfully obtain authorization for listing on the Nasdaq.
Upon the consummation of the Business Combination, each ordinary share of MMV will be converted into the right to receive one ordinary share of PubCo. PubCo is a newly formed entity and prior to this transaction it has not issued any securities in the U.S. markets or elsewhere nor has there been extensive information about it, its businesses, or its operations publicly available. MPAC, MMV, and PubCo have agreed to use their best efforts to cause the ordinary shares of PubCo to be issued in the Business Combination to be approved for listing on the Nasdaq prior to the effective time of the Business Combination. However, the listing of shares on the Nasdaq does not ensure that a market for the ordinary shares of PubCo will develop or the price at which the shares will trade. No assurance can be provided as to the demand for or trading price of the ordinary shares of PubCo following the closing of the Business Combination and the ordinary shares of PubCo may trade at a price less than the current market price of MPAC Class A ordinary shares.

Even if PubCo is successful in developing a public market, there may not be enough liquidity in such market to enable shareholders to sell their ordinary shares. If a public market for the combined PubCo’s ordinary shares does not develop, investors may not be able to re-sell their ordinary shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. PubCo cannot predict the extent to which investor interest in PubCo will lead to the development of an active, liquid trading market. The trading price of and demand for the ordinary shares of PubCo following completion of the Business Combination and the development and continued existence of a market and favorable price for the ordinary shares of PubCo will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, the businesses, operations, results, and prospects of PubCo, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings, and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the ordinary shares of PubCo to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise affect negatively the price and liquidity of the ordinary shares of PubCo. Many of these factors and conditions are beyond the control of PubCo or PubCo shareholders.
Certain judgments obtained against PubCo by PubCo’s shareholders may not be enforceable.
PubCo is a business company incorporated under the laws of the British Virgin Islands. MMV conducts most of its operations in China and substantially all of its operations outside of the United States. Most of MMV’s assets are located in China, and substantially all of MMV’s assets are located outside of the United States. In addition, after the Business Combination, most of PubCo’s senior executive officers reside within China for a significant portion of the time and most are PRC nationals. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against PubCo or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against PubCo’s assets or the assets of MMV’s directors and officers.
PubCo’s share price may be volatile and could decline substantially.
The market price of PubCo’s ordinary shares may be volatile, both because of actual and perceived changes in the company’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in PubCo’s share price may include, among other factors discussed in this section, the following:
•
actual or anticipated variations in the financial results and prospects of the company or other companies in the retail business;

•
changes in financial estimates by research analysts;

•
changes in the market valuations of other education technology companies;

•
announcements by PubCo or its competitors of new education services, expansions, investments, acquisitions, strategic partnerships, or joint ventures;

•
mergers or other business combinations involving PubCo;

•
additions and departures of key personnel and senior management;

•
changes in accounting principles;

•
the passage of legislation or other developments affecting PubCo or its industry;

•
the trading volume of PubCo’s ordinary shares in the public market;

•
the release of lockup, escrow, or other transfer restrictions on PubCo’s outstanding equity securities or sales of additional equity securities;

•
potential litigation or regulatory investigations;

•
changes in economic conditions, including fluctuations in global and Chinese economies;

•
financial market conditions;

•
natural disasters, terrorist acts, acts of war, or periods of civil unrest; and

•
the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities of retailers have been extremely volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of PubCo’s ordinary shares.
The sale or availability for sale of substantial amounts of ordinary shares could adversely affect their market price.
Sales of substantial amounts of the ordinary shares in the public market after the completion of the Business Combination, or the perception that these sales could occur, could adversely affect the market price of the ordinary shares and could materially impair PubCo’s ability to raise capital through equity offerings in the future. The ordinary shares listed after the Business Combination will be freely tradable without restriction or further registration under the Securities Act. In connection with the Business Combination, MMV and its directors, executive officers, and existing shareholders will exchange the ordinary shares of MMV held by them for PubCo Ordinary Shares upon the consummation of the Business Combination and have agreed, subject to certain exceptions, not to sell any PubCo Ordinary Shares for 180 days after the date of this prospectus without the prior written consent of PubCo. Ordinary Shares of PubCo to be held by MMV’s certain existing shareholders after the Business Combination may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements. There will be 61,303,909 outstanding and issued PubCo Ordinary Shares immediately after the Business Combination. Furthermore, Dr. Daqing Mao has mortgaged certain of MMV’s ordinary shares beneficially owned by him to secure a loan provided by All-Stars SP X Limited, or All-Stars. After the Business Combination, certain number of PubCo’s Class B Ordinary Shares to be held by Dr. Daqing Mao will be pledged to All-Stars. If there is an event of default, All-Stars may exercise its power of sale and sell the mortgaged shares of PubCo. We cannot predict what effect, if any, market sales of securities held by PubCo’s significant shareholders or any other holders or the availability of these securities for future sale will have on the market price of the ordinary shares.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about PubCo or its business, its ordinary shares price and trading volume could decline.
The trading market for PubCo’s ordinary shares will depend in part on the research and reports that securities or industry analysts publish about PubCo or its business. Securities and industry analysts do not currently, and may never, publish research on PubCo. If no securities or industry analysts commence coverage of PubCo, the trading price for its ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover PubCo downgrade its securities or publish inaccurate or unfavorable research about its business, its stock price would likely decline. If one or more of these analysts cease coverage of PubCo or fail to publish reports on PubCo, demand for its ordinary shares could decrease, which might cause its ordinary share price and trading volume to decline.
PubCo’s amended and restated memorandum and articles of association that will become effective immediately prior to the completion of the Business Combination contains anti-takeover provisions that could have a material adverse effect on the rights of holders of the ordinary shares of PubCo.
In connection with the Business Combination, PubCo will adopt an amended and restated memorandum and articles of association that will become effective immediately prior to the consummation of the Business Combination. PubCo’s post-closing memorandum and articles of association will contain provisions to limit the ability of others to acquire control of PubCo or cause PubCo to engage in change-of-control transactions. These provisions could have the effect of depriving PubCo shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third-parties from seeking to obtain control of PubCo in a tender offer or similar transaction. For example, PubCo’s board of directors will have the authority, subject to any resolution of the shareholders to the contrary, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights associated with PubCo’s ordinary shares. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of PubCo or make removal of management more difficult. If PubCo’s board of directors decides to issue preference shares, the price of the ordinary shares of PubCo may fall and the voting and other rights of the holders of the ordinary shares of PubCo may be materially and adversely affected.
If the benefits of the Business Combination do not meet the expectations of financial or industry analysts, the market price of PubCo’s securities may decline after the Business Combination.
The market price of PubCo’s securities may decline as a result of the Business Combination if:
•
PubCo does not achieve the perceived benefits of the business combination as rapidly as, or to the extent anticipated by, financial or industry analysts; or

•
the effect of the Business Combination on the financial statements is not consistent with the expectaions of financial or industry analysts.

Accordingly, investors may experience a loss as a result of declining stock prices.
The Combined Company will be required to meet the initial listing requirements to be listed on Nasdaq. However, the Combined Company may be unable to maintain the listing of its securities in the future.
If the Combined Company fails to meet the continued listing requirements and Nasdaq delists its securities, MPAC could face significant material adverse consequences, including:
•
a limited availability of market quotations for its securities;

•
a limited amount of news and analyst coverage for the company; and

•
a decreased ability to issue additional securities or obtain additional financing in the future.

Risks Related to PubCo Operating as a Public Company
If PubCo ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting, and other expenses that it would not incur as a foreign private issuer.
As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, it will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. If it ceases to qualify as a foreign private issuer in the future, it would incur significant additional expenses that could have a material adverse effect on its results of operations.
Because PubCo is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.
PubCo’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a Cayman Islands exempted company. The statutory requirements of PubCo’s home country of British Virgin Islands, do not strictly require a majority of its board to consist of independent directors. Thus, although a director must act in the best interests of PubCo, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management the company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. PubCo, as a foreign private issuer, with the exception of needing an independent audit committee composed of at least three members, is not subject to these requirements. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that PubCo’s home country’s rules do not. Following British Virgin Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.
Although as a Foreign Private Issuer PubCo is exempt from certain corporate governance standards applicable to US domestic issuers, if PubCo cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, PubCo’s securities may not be listed or may be delisted, which could negatively impact the price of its securities and your ability to sell them.
PubCo will seek to have its securities approved for listing on Nasdaq in connection with the Business Combination. PubCo cannot assure you that it will be able to meet those initial listing requirements at that time. Even if PubCo’s securities are listed on Nasdaq, it cannot assure you that its securities will continue to be listed on Nasdaq.
In addition, following the Business Combination, in order to maintain its listing on Nasdaq, PubCo will be required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if PubCo initially meets the listing requirements and other applicable rules of Nasdaq, PubCo may not be able to continue to satisfy these requirements and applicable rules. If PubCo is unable to satisfy Nasdaq criteria for maintaining its listing, its securities could be subject to delisting.
If Nasdaq does not list PubCo’s securities, or subsequently delists its securities from trading, PubCo could face significant consequences, including:
•
a limited availability for market quotations for its securities;

•
reduced liquidity with respect to our securities;

•
a determination that its ordinary shares is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

•
limited amount of news and analyst coverage; and

•
a decreased ability to issue additional securities or obtain additional financing in the future.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under British Virgin Islands law.
PubCo is a BVI business company incorporated under the laws of the British Virgin Islands. PubCo’s corporate affairs are governed by its memorandum and articles of association and the laws of the British Virgin Islands. The rights of shareholders to take action against PubCo’s directors, actions by PubCo’s minority shareholders and the fiduciary duties of PubCo’s directors to PubCo under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the British Virgin Islands. The rights of PubCo’s shareholders and the fiduciary duties of PubCo’s directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the British Virgin Islands. In addition, British Virgin Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of British Virgin Islands business companies like PubCo have no general rights under British Virgin Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. PubCo’s directors have discretion under its articles of association that will become effective immediately prior to completion of the Business Combination to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
As a result of all of the above, PubCo’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by PubCo’s management, users of the board of directors, or controlling shareholders than they would as public shareholders of a company incorporated in the United States.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against PubCo or its management named in the prospectus based on foreign laws.
PubCo is a BVI business company incorporated under the laws of the British Virgin Islands, PubCo conducts substantially all of its operations in China, and substantially all of PubCo’s assets are located in China. In addition, all PubCo’s senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for PubCo’s shareholders to effect service of process upon PubCo or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the British Virgin Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.
Shareholder claims that are common in the United States, including securities law actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism.
According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators, and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “— Risks Related to PubCo Operating as a Public Company — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under British Virgin Islands law.”
Future changes to U.S. and non-U.S. tax laws could adversely affect PubCo.
The U.S. Congress and other government agencies in jurisdictions where PubCo and its affiliates will do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting”, including situations where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the countries in which PubCo and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect PubCo and its affiliates.
Future changes to PRC cybersecurity laws and regulations could adversely affect PubCo with respect to its listing.
On July 10, 2021, the Cyberspace Administration of China promulgated the draft amendment of Measures for Cyber Security Review, or Draft Amendment. According to the Draft Amendment, if the operator who possess more than one million users’ personal information seeks overseas listing, it shall apply for the review of the Cyber Security Review Office. The Draft Amendment has not been adopted or entered into force, and there is no further specific provision on the concept of “users” or “overseas listing”

in the Draft Amendment. The finalized version of the amendment of Measures for Cyber Security Review has not been released. If the then amended Measures for Cyber Security Review or other new cybersecurity laws and regulations enacted by the PRC government authorities were to impose such cybersecurity review or other pre approval requirement on the oversea listing of MMV or the listing of PubCo’s shares upon the consummation of the Business Combination, MMV cannot assure you that it would complete such review or approval process in a reasonable length of time. As a result, potential changes of PRC cybersecurity laws and regulations could adversely affect the MMV and PubCo with respect to its listing on Nasdaq.
The Business Combination may be a taxable event for U.S. Holders of MPAC Class A Ordinary Shares, MPAC Warrants, and Rights.
Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences of the Business Combination,” the Reincorporation Merger should qualify as a “reorganization” within the meaning of Section 368 of the Code and, as a result, a U.S. Holder (as defined below) should not recognize gain or loss on the exchange of MPAC Class A ordinary shares, the MPAC Rights, or MPAC Warrants for PubCo Ordinary Shares or PubCo Warrants, as applicable, pursuant to the Business Combination. However, the U.S. Holders may recognize gain (but not loss) as a result of the Reincorporation Merger if Section 367(a) of the Code and the Treasury Regulations promulgated thereunder apply to the Reincorporation Merger. Section 367(a) of the Code may apply to the Reincorporation Merger if PubCo transfers the assets it acquires from MPAC pursuant to the Reincorporation Merger to certain subsidiary corporations in connection with the Business Combination. However, the rules under Section 367(a) and Section 368 of the Code are complex and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations.
If the Reincorporation Merger does not qualify as a reorganization for a reason other than the application of Section 367(a) of the Code, a U.S. Holder that exchanges its MPAC Class A ordinary shares, MPAC Rights, or MPAC Warrants for the consideration under the Business Combination will recognize gain or loss equal to the difference between (i) the fair market value of the PubCo Ordinary Shares and PubCo Warrants received and (ii) the U.S. Holder’s adjusted tax basis in the MPAC Class A ordinary shares, MPAC Warrants, and Rights exchanged.
The IRS may not agree with the position that PubCo should be treated as a foreign corporation for U.S. federal income tax purposes following the Business Combination.
Although PubCo will be incorporated under the laws of the British Virgin Islands, the IRS may assert that PubCo should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a tax resident in the jurisdiction of its organization or incorporation. Because PubCo will be incorporated under the laws of the British Virgin Islands, PubCo would generally be classified as a foreign corporation (and, therefore, a non-U.S. tax resident) for U.S. federal income tax purposes. Section 7874 provides an exception pursuant to which a foreign incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and require analysis of all relevant facts and circumstances, and there is limited guidance and significant uncertainties as to their application. If it were determined that PubCo should be taxed as a U.S. corporation for U.S. federal income tax purposes under section 7874, PubCo would be liable for U.S. federal income tax on its income like any other U.S. corporation and certain distributions made by PubCo to non-U.S. holders of PubCo securities would be subject to U.S. withholding tax. Taxation as a U.S. corporation could have a material adverse effect on PubCo’s financial position and results from operations.
As more fully described under “Material U.S. Federal Income Tax Considerations of The Business Combination — Certain U.S. Federal Income Tax Consequences of the Business Combination to MPAC and PubCo — Tax Residence of PubCo for U.S. Federal Income Tax Purposes,” section 7874 is currently expected to apply in a manner such that PubCo should not be treated as a U.S. corporation for U.S. federal income tax purposes. However, holders are cautioned that the application of section 7874 to PubCo is extremely complex and the applicable Treasury regulations are subject to significant uncertainty and there is limited guidance regarding their application. Moreover, the application of section 7874 to the facts and circumstances of the proposed transaction is uncertain. In addition, there could be a future change in law under section 7874 of the Code, the Treasury Regulations promulgated thereunder or otherwise that could have an effect on the application of section 7874 to PubCo. No IRS ruling has been requested or will be obtained regarding the U.S. federal income tax consequences of the Business Combination or any other matter described in this prospectus/proxy statement. There can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described above or that, if challenged, such treatment will be sustained by a court.
PubCo may be or become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders.
If PubCo or any of its subsidiaries is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder of the PubCo Ordinary Shares or PubCo Warrants, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. There is no assurance that PubCo or its subsidiaries are not currently PFICs for U.S. federal income tax purposes for the taxable year of the Business Combination or for foreseeable future taxable years. Moreover, PubCo does not expect to provide a PFIC annual information statement for 2020 or going forward.

THE MEETING
General
MPAC is furnishing this proxy statement/prospectus to the MPAC stockholders as part of the solicitation of proxies by the Board for use at the Meeting of MPAC stockholders to be held on [•], 2021 and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our stockholders on or about [•], 2021 in connection with the vote on the Proposals. This proxy statement/prospectus provides you with the information you need to know to be able to vote or instruct your vote to be cast at the Meeting.
Date, Time and Place
The Meeting will be held virtually at [•] [•].m., Eastern Time, on [•] and conducted exclusively via live audio cast at [•], or such other date, time and place to which such meeting may be adjourned or postponed, for the purposes set forth in the accompanying notice. There will not be a physical location for the Meeting, and you will not be able to attend the meeting in person. We are pleased to utilize the virtual stockholder meeting technology to provide ready access and cost savings for our stockholders and MPAC. The virtual meeting format allows attendance from any location in the world. You will be able to attend, vote your shares, view the list of stockholders entitled to vote at the Meeting and submit questions during the Meeting via a live audio cast available at [•].
Virtual Meeting Registration
To register for the virtual meeting, please follow these instructions as applicable to the nature of your ownership of MPAC Class A ordinary shares.
If your shares are registered in your name with Continental and you wish to attend the online-only virtual meeting, go to [•], enter the control number you received on your proxy card and click on the “Click here” to preregister for the online meeting link at the top of the page. Just prior to the start of the meeting you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to participate in the virtual Meeting.
Beneficial stockholders who wish to participate in the online-only virtual meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and email a copy (a legible photograph is sufficient) of their legal proxy to [•]. Beneficial stockholders who email a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the online-only meeting. After contacting Continental a beneficial holder will receive an email prior to the meeting with a link and instructions for entering the virtual meeting. Beneficial stockholders should contact Continental at least five business days prior to the meeting date.
Accessing the Virtual Meeting Audio Cast
You will need your control number for access. If you do not have your control number, contact Continental at the phone number or email address below. Beneficial investors who hold shares through a bank, broker or other intermediary, will need to contact them and obtain a legal proxy. Once you have your legal proxy, contact Continental to have a control number generated. Continental contact information is as follows: 917-262-2373 or email proxy@continentalstock.com.
Record Date; Who is Entitled to Vote
MPAC has fixed the close of business on [•], 2021, as the record date for determining those MPAC stockholders entitled to notice of and to vote at the Meeting. As of the close of business on 12, 2021, there were 6,100,000 Class A ordinary shares and 1,437,500 Class B ordinary shares that are founder shares held by the Initial Shareholders, issued and outstanding and entitled to vote. Each holder of shares of Class A ordinary shares is entitled to one vote per share on each Proposal. If your shares are held in “street name,” you should contact your broker, bank or other nominee to ensure that shares held beneficially by you are voted in accordance with your instructions.

In connection with our IPO, we entered into certain letter agreements pursuant to which the Initial Shareholders agreed to vote any shares owned by them in favor of our initial business combination. As of the date of this proxy statement/prospectus, the Initial Shareholders hold approximately 23.0% of the outstanding ordinary shares.
Quorum and Required Vote for Shareholder Proposals
A quorum of MPAC shareholders is necessary to hold a valid meeting. A quorum will be present at the Meeting if a majority of the ordinary shares issued and outstanding is present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting. Abstentions by virtual attendance and by proxy will count as present for the purposes of establishing a quorum but broker non-votes will not.
Approval of the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal and the Adjournment Proposal will each require the affirmative vote of the holders of a majority of the issued and outstanding ordinary shares present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting or any adjournment thereof.
Along with the approval of the Reincorporation Merger Proposal, the approval of the Nasdaq Proposal and the approval of the Acquisition Merger Proposal are conditions to the consummation of the Business Combination. If the Acquisition Merger Proposal is not approved, the Business Combination will not take place. Approval of the Acquisition Merger Proposal is also a condition to Proposal 1 and Proposal 3. If the Nasdaq Proposal is not approved, the Acquisition Merger Proposal will have no effect (even if approved by the requisite vote of our shareholders at the Meeting of any adjournment or postponement thereof) and the Business Combination will not occur.
Voting Your Shares
Each MPAC ordinary shares that you own in your name entitles you to one vote on each Proposal for the Meeting. Your proxy card shows the number of MPAC ordinary shares that you own.
There are two ways to ensure that your MPAC ordinary shares are voted at the Meeting:
•
You can vote your shares by signing, dating and returning the enclosed proxy card in the pre-paid postage envelope provided. If you submit your proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by our board. Our Board recommends voting “FOR” each of the Proposals. If you hold your Class A ordinary shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided to you by your broker, bank or nominee to ensure that the votes related to the shares you beneficially own are properly represented and voted at the Meeting.

•
You can participate in the virtual Meeting and vote during the Meeting even if you have previously voted by submitting a proxy as described above. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way MPAC can be sure that the broker, bank or nominee has not already voted your shares.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF THE ACQUISITION MERGER PROPOSAL (AS WELL AS THE OTHER PROPOSALS).
Revoking Your Proxy
If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:
•
you may send another proxy card with a later date;

•
if you are a record holder, you may notify our proxy solicitor, Advantage Proxy, in writing before the Meeting that you have revoked your proxy; or

•
you may participate in the virtual Meeting, revoke your proxy, and vote during the virtual Meeting, as indicated above.

Who Can Answer Your Questions About Voting Your Shares
If you have any questions about how to vote or direct a vote in respect of your MPAC Class A ordinary shares, you may contact Advantage Proxy, our proxy solicitor as follows:
Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll Free: 877-870-8565
Collect: 206-870-8565
Email: KSmith@advantageproxy.com
No Additional Matters May Be Presented at the Meeting
This Meeting has been called only to consider the approval of the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal and the Adjournment Proposal. Under our Existing Charter, other than procedural matters incident to the conduct of the Meeting, no other matters may be considered at the Meeting if they are not included in the notice of the Meeting.
Approval of the Acquisition Merger Proposal, the Nasdaq Proposal and the Adjournment Proposal will each require the affirmative vote of the holders of a majority of the issued and outstanding MPAC ordinary shares present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting or any adjournment thereof.
Redemption Rights
Pursuant to our Existing Charter, a holder of public shares may demand that MPAC redeem such shares for cash in connection with a business combination. You may not elect to redeem your shares prior to the completion of a business combination.
If you are a public shareholder and you seek to have your shares redeemed, you must submit your request in writing that we redeem your public shares for cash no later than [•] [•].m., Eastern Time on [•], 2021 (at least two business days before the Meeting). The request must be signed by the applicable shareholder in order to validly request redemption. A shareholder is not required to submit a proxy card or vote in order to validly exercise redemption rights. The request must identify the holder of the shares to be redeemed and must be sent to Continental at the following address:
Continental Stock Transfer & Trust Company
1 State Street, 30th floor
New York, NY 10004
Attention:
Email:
You must tender the public shares for which you are electing redemption at least two business days before the Meeting by either:
•
Delivering certificates representing MPAC Class A ordinary shares to Continental, or

•
Delivering MPAC Class A ordinary shares electronically through the DWAC system.

Any corrected or changed written demand of redemption rights must be received by Continental at least two business days before the Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to Continental at least two business days prior to the vote at the Meeting.
Public stockholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of Class A ordinary shares as of the

Record Date. Any public stockholder who holds shares of MPAC on or before [•], 2021 (at least two business days before the Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination.
In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to Continental or deliver your shares to Continental electronically using DTC’s DWAC (Deposit/Withdrawal At Custodian) System, in each case, at least two business days before the Meeting.
If you wish to tender through the DWAC system, please contact your broker and request delivery of your shares through the DWAC system. Delivering shares physically may take significantly longer. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC, and Continental will need to act together to facilitate this request. It is MPAC’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from Continental. MPAC does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical stock certificate. Stockholders who request physical stock certificates and wish to redeem may be unable to meet the deadline for tendering their Class A ordinary shares before exercising their redemption rights and thus will be unable to redeem their shares.
In the event that a stockholder tenders its Class A ordinary shares and decides prior to the consummation of the Business Combination that it does not want to redeem its shares, the stockholder may withdraw the tender. In the event that a stockholder tenders Class A ordinary shares and the Business Combination is not completed, these shares will not be redeemed for cash and the physical certificates representing these shares will be returned to the stockholder promptly following the determination that the Business Combination will not be consummated. MPAC anticipates that a stockholder who tenders Class A ordinary shares for redemption in connection with the vote to approve the Business Combination would receive payment of the redemption price for such Class A ordinary shares soon after the completion of the Business Combination.
If properly demanded by MPAC’s public stockholders, MPAC will redeem each MPAC Class A ordinary share into a pro rata portion of the funds available in the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of [•], 2021, this would amount to approximately $10.10 per share. If you exercise your redemption rights, you will be exchanging your Class A ordinary shares for cash and will no longer own MPAC Class A ordinary shares.
Notwithstanding the foregoing, a holder of the public shares, together with any affiliate of his or her or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)-(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 20% of MPAC Class A ordinary shares. If too many public stockholders exercise their redemption rights, we may not be able to meet certain closing conditions, and as a result, would not be able to proceed with the Business Combination.
Appraisal Rights
Under section 179 of the BVI Business Companies Act, 2004 (as amended), holders of MPAC ordinary shares will have the right to dissent from the Business Combination. Should a holder of MPAC ordinary shares wish to exercise this right, they must give written notice of their objection to the Business Combination to MPAC prior to the special meeting, or at the meeting but before the vote on the Business Combination. This notice must include a statement that the MPAC shareholder proposes to demand payment for their shares if the Business Combination is undertaken.
Assuming that the Business Combination is approved, MPAC must give notice to any MPAC shareholder who gave written notice of their objection to the Business Combination within 20 days of the date of the special meeting at which the Business Combination is approved. Within 20 days following the date of receipt of that notice, the dissenting shareholder must give notice to MPAC (or Pubco, if the Business Combination has been consummated within that time) of their election to dissent, which notice must include: (a) the shareholder’s name and address; (b) the number and class of shares in respect of which they dissent

(which must be all of the shares that the shareholder holds in MPAC); and (c) a demand for payment of the fair value of the shares. Once such notice has been given to MPAC, the dissenting shareholder ceases to have any rights as a shareholder of MPAC except for the right to be paid the fair value of their shares.
Within seven days of the expiration of the 20-day period in which a MPAC shareholder may serve notice of dissent (or seven days following the Business Combination, whichever is the later), MPAC or Pubco shall make a written offer to each dissenting shareholder to purchase their shares at a specified price that MPAC or Pubco determine to be their fair value. If, within 30 days of the date on which that offer is made, MPAC or Pubco and the dissenting shareholder agree upon the price to be paid for the shares, MPAC or Pubco shall pay that amount to the shareholder upon the surrender of the certificates representing their shares.
If agreement on the price to be paid for the shares cannot be reached, within 20 days of the expiration of the 30-day period referred to above the following procedure shall be followed:
(a)   MPAC or Pubco and the dissenting shareholder shall each designate an appraiser;
(b)   the two designated appraisers together shall designate an appraiser;
(c)   the three appraisers shall fix the fair value of the shares owned by the dissenting shareholder as of the close of business on the day prior to the date on which the Business Combination was approved, excluding any appreciation or depreciation directly or indirectly induced by the Business Combination or its proposal, and that value is binding on MPAC or Pubco and the dissenting shareholder for all purposes; and
(d)   MPAC or Pubco shall pay to the dissenting shareholder that amount in money, upon the surrender of the certificates representing their shares.
There are no appraisal rights with respect to MPAC warrants.
Proxies and Proxy Solicitation Costs
MPAC is soliciting proxies on behalf of the Board. This solicitation is being made by mail but also may be made by telephone or in person. MPAC and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement/prospectus and proxy card. MPAC will bear the cost of solicitation. Advantage Proxy, a proxy solicitation firm that MPAC has engaged to assist it in soliciting proxies, will be paid its customary fee of approximately $8,500 and be reimbursed out-of-pocket expenses.
MPAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. MPAC will reimburse them for their reasonable expenses.

PROPOSAL NO. 1 — THE REINCORPORATION MERGER PROPOSAL
The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Merger Agreement, is subject to, and is qualified in its entirety by reference to, the Merger Agreement. The full text of the Merger Agreement and the Plan of Merger for the Business Combination is attached hereto as Annex A, which is incorporated by reference herein.
Purpose of the Reincorporation Merger Proposal
The purpose of the Reincorporation Merger is to establish a British Virgin Islands business company as the parent entity of MMV that would be a “foreign private issuer” as that term is defined under the Exchange Act. As a result of the Reincorporation Merger, the MPAC shareholders will no longer be stockholders of MPAC and (other than the MPAC shareholders who exercise their redemption rights) will become shareholders of PubCo, a foreign private issuer.
As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, PubCo will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. PubCo will also be permitted to follow corporate governance practices in accordance with British Virgin Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, PubCo’s corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.
Summary of the Reincorporation Merger
The Merger Agreement was entered into by and among MPAC, PubCo, Merger Sub, MMV and Principal Shareholders on August 6, 2021. Upon the approval of the Merger Agreement and the Plans of Merger by the MPAC stockholders, PubCo and MPAC will execute the Plans of Merger, which shall be filed with the Registrar of Corporate Affairs in the British Virgin Islands with certain other documents on or prior to the Closing Date. On the Closing Date and concurrently with the Acquisition Merger, MPAC will reincorporate to British Virgin Isalnds by merging with and into the PubCo, a British Virgin Islands business company. The separate corporate existence of MPAC will cease and PubCo will continue as the surviving corporation. In connection with the Reincorporation Merger, all outstanding MPAC Units will separate into their individual components of MPAC Class A ordinary shares, MPAC Warrants and Rights and will cease separate existence and trading. Upon the consummation of the Business Combination, the current equity holdings of the MPAC stockholders shall be exchanged as follows:
(i)   Each MPAC Class A ordinary share issued and outstanding immediately prior to the effective time of the Reincorporation Merger (other than any redeemed shares) will automatically be cancelled and cease to exist and, for each MPAC Class A ordinary share, PubCo shall issue to each MPAC stockholder (other than MPAC stockholders who exercise their redemption rights in connection with the Business Combination) one validly issued PubCo Class A Ordinary Share, which, unless explicitly stated herein, shall be fully paid;
(ii)   Each MPAC Warrant issued and outstanding immediately prior to effective time of the Reincorporation Merger will convert into a PubCo Warrant to purchase one-half of one PubCo Class A Ordinary Share (or equivalent portion thereof). The PubCo Warrants will have substantially the same terms and conditions as set forth in the MPAC Warrants; and
(iii)   The holders of Rights issued and outstanding immediately prior to the effective time of the Reincorporation Merger will receive one-tenth (1/10) of one PubCo Class A Ordinary Share in exchange for the cancellation of each Right; provided, however, that each holder entitled to receive a fraction of a PubCo Class A ordinary share shall receive, in lieu of such fractional share, one PubCo Class A ordinary share.

Differences between PubCo’s Memorandum and Articles of Association and MPAC’s Existing Charter
There is no substantive differences between PubCo’s Memorandum and Articles of Association and MPAC’s Existing Charter.
Vote Required for Approval
Along with the approval of the Acquisition Merger Proposal and the approval of Nasdaq Proposal, approval of the Reincorporation Merger is a condition to the consummation of the Business Combination. If the Reincorporation Merger Proposal is not approved, the Business Combination will not take place. Approval of the Reincorporation Merger Proposal is also a condition to Proposal No. 2, Proposal No. 3, and Proposal No. 4. If the Nasdaq Proposal is not approved, the Reincorporation Merger Proposal will have no effect (even if approved by the requisite vote of our stockholders at the Meeting of any adjournment or postponement thereof) and the Business Combination will not occur.
The Reincorporation Merger Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only if holders of at least a majority of the issued and outstanding MPAC ordinary shares present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting vote “FOR” the Reincorporation Merger Proposal.
Pursuant to the Letter Agreement, the Initial Shareholders holding an aggregate of 292,500 Units and 1,437,500 MPAC Class B ordinary shares (or approximately 23.0% of the outstanding MPAC ordinary shares) have agreed to vote their ordinary shares in favor of the Business Combination. As a result, only 1,884,376 Class A ordinary shares held by the public shareholders will need to be present in person by virtual attendance or by proxy to satisfy the quorum requirement for the meeting. In addition, as the vote to approve the Reincorporation Merger Proposal is a majority of the votes cast at a meeting at which a quorum is present, assuming only the minimum number of Class A ordinary shares to constitute a quorum is present, only 154,376 Class A ordinary shares, or approximately 2.7% of the outstanding shares of the Class A ordinary shares held by the public stockholders, must vote in favor of the Reincorporation Merger Proposal for it to be approved.
Board Recommendation
OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE REINCORPORATION MERGER UNDER PROPOSAL NO. 1.

PROPOSAL NO. 2 — THE ACQUISITION MERGER PROPOSAL
We are asking our stockholders to adopt the Merger Agreement and approve the Acquisition Merger and the other transactions contemplated thereby. Our stockholders should read carefully this proxy statement/ prospectus in its entirety, including the subsection below titled “The Merger Agreement,” for more detailed information concerning the Business Combination and the terms and conditions of the Merger Agreement. We also urge our stockholders to read carefully the Merger Agreement in its entirety before voting on this Proposal. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.
General
On August 6, 2021, MPAC entered into the Merger Agreement by and among MPAC, PubCo, Merger Sub and MMV and the Principal Stockholders. Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement by the stockholders of MPAC, MPAC will reincorporate to British Virgin Islands by merging with and into PubCo as a result of the Reincorporation Merger; (ii) concurrently with the Reincorporation Merger, Merger Sub will merge with and into MMV resulting in MMV being a wholly-owned subsidiary of PubCo. The board of directors of MPAC (the “Board”) has unanimously (i) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the stockholders of MPAC.
The Merger Agreement
The following is a summary of the material terms of the Merger Agreement. The following summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus.
The Merger Agreement contains representations and warranties that MPAC and Merger Sub, on the one hand, and MMV, on the other hand, have made to one another as of specific dates. The assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties to the Merger Agreement. Some of these schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. You should not rely on the representations and warranties described below as current characterizations of factual information about MPAC or MMV, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between MPAC and Merger Sub, and MMV and are modified by the disclosure schedules.
The Share Incentive Award
As part of the Merger Agreement and in connection with the Business Combination, MPAC and MMV have agreed that PubCo shall adopt the Share Incentive Award. The Share Incentive Award provides for the issuance of 10% of the then outstanding Ordinary Shares of PubCo (on a fully diluted basis) to the management if the average market capitalization of PubCo exceeds $1 billion for any consecutive 20 trading days on or before the second anniversary of the closing of the Business Combination.
General Description of the Acquisition Merger
Business Combination Consideration
Concurrently with the Reincorporation Merger, Merger Sub will be merged with and into MMV, resulting in MMV being a wholly owned subsidiary of PubCo.
The aggregate consideration for the Business Combination is $300,000,000, payable in the form of 30,000,000 newly issued PubCo Ordinary Shares valued at $10.00 per share to MMV’s shareholders. [                 ] PubCo Ordinary Shares will be reserved and authorized for issuance under the Share Incentive Award upon closing. At the closing of the Business Combination, the one fully paid share in Merger

Sub held by PubCo will become one fully paid share in the surviving corporation, so that MMV will become a wholly-owned subsidiary of PubCo.
Upon the closing of the Business Combination, PubCo board of directors will consist of seven (7) directors, four (4) of whom will be designated by MMV, one (1) of whom will be designated by the Sponsor, and two of whom will be designated by MMV to serve as independent directors in accordance with the Nasdaq’s listing standards and shall be reasonably acceptable to the Sponsor. See section titled “Directors and Executive Officers of the Combined Company after the Business Combination” for additional information.
After the consummation of the Business Combination, PubCo will be a “foreign private issuer” under the U.S. securities laws and the rules of Nasdaq. For more information about the foreign private issuer, please see the sections titled “Director and Executive Officers of the Combined Company after the Business Combination — Foreign Private Issuer Status.”
After the Business Combination, assuming (i) there are no redemptions of our shares, and (ii) there is no exercise of the PubCo Warrants, MPAC’s current public stockholders will own approximately [           ]% of the issued share capital of PubCo, MPAC’s current directors, officers and affiliates will own approximately [           ]% of the issued share capital of PubCo, and MMV shareholders will own approximately [           ]% of the issued share capital of PubCo (including the [           ] PubCo Ordinary Shares reserved and authorized for issuance under the Share Incentive Award). Assuming redemption by holders of [           ] MPAC’s outstanding ordinary shares, MPAC’s current public shareholders will own approximately [           ]% of the issued share capital of PubCo, MPAC’s current directors, officers and affiliates will own approximately [           ]% of the issued share capital of PubCo, and MMV shareholders will own approximately [           ]% of the issued share capital of PubCo (including the [           ] PubCo Ordinary Shares reserved and authorized for issuance under the Share Incentive Award).
Assuming the Reincorporation Merger Proposal and the Business Combination Proposal are approved, MPAC expects to close the Business Combination by [           ].
Representations and Warranties
In the Merger Agreement, MMV together with its subsidiaries are referred to as the “Company Group.” MMV and its Principal Shareholders make certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Merger Agreement) relating to, among other things: (a) proper corporate existence and power of MMV and its subsidiaries and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) no need for governmental authorization for the execution, delivery or performance of the agreement and additional agreements thereto; (d) absence of conflicts; (e) capital structure; (f) accuracy of charter documents and corporate records; (g) accuracy of the list of all assumed or “doing business as” names used by the Company Group; (h) accuracy of the list of each subsidiary of MMV; (i) required consents and approvals; (j) financial information; (k) absence of certain changes or events; (l) title to assets and properties; (m) material litigations; (n) material contracts; (o) licenses and permits; (p) compliance with laws; (q) ownership of intellectual property; (r) customers and suppliers; (s) accounts receivable and payable and loans; (t) no undisclosed pre-payments received; (u) employment and labor matters; (v) withholding of obligations of the Company Group applicable to its employees; (w) real property; (x) taxes matters; (y) environmental matters; (z) finders fees; (aa) powers of attorney and suretyships; (bb) directors and officers; (cc) no unlawful payment; (dd) compliance with anti-money laundering laws; (ee) that MMV is not an investment company; and (ff) other customary representations and warranties.
MPAC, PubCo and Merger Sub (collectively “Purchaser Parties”) make certain representations and warranties relating to, among other things: (a) proper corporate existence and power; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) no need for governmental authorization for the execution, delivery or performance of the agreement and additional agreements thereto; (d) absence of conflicts; (e) finders fees; (f) issuance of closing payment shares; (g) capital structure; (h) information supplied; (i) minimum trust fund amount; (j) validity of Nasdaq Stock Market listing; (k) that MPAC is a publicly-held company subject to reporting obligations; (l) no market manipulation; (m) board approval; (n) SEC filing requirements and financial statements; (o) litigation; (p) compliance with laws, including those relating to money laundering; (q) OFAC-related representations and warranties; (r) that MPAC is not an investment company; (s) tax matters; and (t) material contracts.
Conduct Prior to Closing; Covenants Pending Closing
Each of MMV and MPAC has agreed to, and cause its subsidiaries to, operate the business in the ordinary course, consistent with past practices, prior to the closing of the transactions (with certain exceptions) and not to take certain specified actions without the prior written consent of the other party.
The Merger Agreement also contains covenants providing for:
•
Each party providing access to their books and records and providing information relating to their respective business to the other party, its legal counsel and other representatives;

•
Each party promptly notifying the other party of certain events;

•
Cooperation in making certain filings with the SEC;

•
MMV delivering its financial statements;

•
Disbursement of funds in the trust account; and

•
Directors’ and officers’ indemnification and insurance.

Covenants
The Company Group makes covenants relating to, among other things: (a) reporting of taxes and compliance with laws; (b) reasonable best efforts to obtain each third party consent; (c) reasonable best efforts to assist the ODI shareholders to complete the ODI filings; (d) certain issuance of MMV ordinary shares prior to the closing; (e) annual and interim financial statements; (f) continued employment of certain employees of MMV; and (g) procuring additional investors to provide equity financing in the aggregate amount of $10,000,000 to Parent on substantially the same terms and conditions in the Subscription Agreement.
Each party further makes covenants relating to, among other things: (a) reasonable best efforts to consummate and implement the transaction; (b) tax matters; (c) settlement and reimbursement of expenses; (d) compliance with SPAC agreements; (e) that Purchaser shall prepare with the assistance, cooperation of the Company Group, and file with the SEC a registration statement; and (f) confidentiality.
Conditions to Closing
General Conditions
Consummation of the Merger Agreement and the transactions herein is conditioned on, among other things, (i) no provisions of any applicable law, and no order shall prohibit or prevent the consummation of the closing; (ii) there shall not be any action brought by a third party that is not an affiliate of the parties hereto to enjoin or otherwise restrict the consummation of the closing; (iii) the Reincorporation Merger shall have been consummated and the applicable certificates filed in the appropriate jurisdictions; (iv) the SEC shall have declared the registration statement effective, and no stop order suspending the effectiveness of the registration statement or any part thereof shall have been issued; (v) the Merger Agreement, each of the additional agreement as described in the Merger Agreement and the transactions contemplated hereby and thereby, shall have been duly authorized and approved respectively by the shareholders of MMV and MPAC; (vii) immediately after the Closing, MPAC shall have in excess of $5,000,000 in net tangible assets.
MMV’s Conditions to Closing
The obligations of MMV to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:
•
Purchaser Parties complying with all of their obligations under the Merger Agreement in all material respects;

•
subject to applicable materiality qualifiers, the representations and warranties of Purchaser Parties being true on and as of the date of the Merger Agreement and closing date of the transactions, and Purhaser Parties complying with all required covenants in the Merger Agreement;

•
Purchaser Parties complying with the reporting requirements under the applicable Securities Act and Exchange Act; and

•
there having been no material adverse effect to Purchaser Parties.

Purchaser Parties’ Conditions to Closing
The obligations of Purchaser Parties to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:
•
the Company Group complying with all of the obligations under the Merger Agreement in all material respects;

•
subject to applicable materiality qualifiers, the representations and warranties of the Company Group being true on and as of the date of the Merger Agreement and closing date of the transactions, and the Company Group complying with all required covenants in the Merger Agreement;

•
there having been no material adverse effect to the Company Group;

•
the Purchaser Parties receiving legal opinions from the Company’s counsels in the PRC and Cayman Islands;

•
Certain shareholders of the Company shall have completed the ODI filings; and

•
An equity financing in aggregate amount of no less than $20,000,000 shall have been consummated or consummate substantially concurrently with the closing of the transactions.

Termination
The Merger Agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to MPAC stockholders, by:
•
the Purchaser Parties, if the audited financial statements for the years ended December 31, 2020, 2019 and the unaudited management accounts of the Company as of and for the six (6) month period ended June 30, 2021 have not been delivered by August 13, 2021;

•
the Purchaser Parties, if the Company fails to procure reputable investor(s) to provide equity financing in the aggregate amount of $10,000,000 to MPAC on substantially the same terms and conditions as in the Subscription Agreement;

•
either the Company or the Purchaser Parties, if the closing has not occurred by December 31, 2021, provided that no material breach of the Merger Agreement by the party seeking to terminate the Merger Agreement shall have occurred or have been made;

•
the Purchaser Parties, if the Company has materially breached any representation, warranty, agreement or covenant contained in the Merger Agreement, the Plan of Merger or the transactions fail to be authorized or approved by the Shareholders of the Company and such breach has not been cured within fifteen (15) days following the receipt by the Company Group of a notice describing such breach; or

•
the Company, if any Purchaser Party has materially breached any representation, warranty, agreement or covenant contained in the Merger Agreement and such breach has not been cured within fifteen (15) days following the receipt by any Purchaser Party of a notice describing such breach.

Anticipated Accounting Treatment
The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, MPAC will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of MMV expecting to have a majority of the voting power of the post-combination company, MMV senior management comprising all of the senior management of the post-combination company, the relative size of MMV compared to MPAC, and MMV operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of MMV issuing stock for the net assets of MPAC, accompanied by a recapitalization. The net assets of MPAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of MMV.
Regulatory Approvals
The Reincorporation Merger, the Business Combination and the other transactions contemplated by the Merger Agreement are not subject to any additional U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the Cayman Islands, except for the registration by the Registrar of Companies in the Cayman Islands and the Registrar of Corporate Affairs in the British Virgin Islands of the Plans of Merger.
Certain Related Agreements
Subscription Agreement/PIPE Investment
In connection with the execution of the Merger Agreement, MPAC and PubCo entered into a subscription agreement (the “Subscription Agreement”) with Subscriber pursuant to which MPAC and PubCo have agreed to issue and sell to the Subscriber an aggregate of 1,000,000 shares of PubCo Class A ordinary shares, for an aggregate purchase price of $10,000,000 at $10.00 per share. MPAC and PubCo may enter into additional subscription agreements in relation to the purchase of up to 3,000,000 PubCo Class A ordinary shares for a total purchase price of up to $30,000,000. The obligations to consummate the transactions contemplated by the Subscription Agreement are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement.
Business Cooperation Agreement
In connection with the execution of the Merger Agreement, PubCo entered into a business cooperation agreement, or BCA, with Shanghai Hode Information Technology Co., Ltd., or Shanghai Hode, a PRC company controlled by Bilibili Inc. through a series of contractual arrangements, MMV and other parties thereto.
[Pursuant to the BCA, Shanghai Hode is entitled to information rights and a series of priority rights to invest in, participate in commercial operations and establish agency arrangements in relation to our animation, literature, game and/or derivative works on terms and conditions that are no less favorable than those offered to any third party.]
The BCA shall become effective upon consummation of the Business Combination, and shall terminate when Bilibili Inc. beneficially owns less than 1.5% of the outstanding shares of the PubCo on a fully diluted and as converted basis.
Amended and Restated Registration Rights Agreement
In connection with the closing of the Business Combination, MMV, PubCo, MPAC and certain shareholders of MPAC and certain stockholders of MMV who will receive shares of MPAC Class A ordinary shares pursuant to the Merger Agreement, will enter into an amended and restated registration rights agreement (“Registration Rights Agreement”), which will become effective upon the consummation of the Business Combination.
Lock-up Agreement and Arrangements
In connection with the closing of the Business Combination, certain stockholders of MMV will enter into the Stockholder Lock-Up Agreement with PubCo, pursuant to which each will agree, subject to certain customary exceptions, not to:

(i)   offer, sell contract to sell, pledge, or otherwise dispose of, directly or indirectly, any shares of PubCo ordinary share or securities convertible into or exercisable or exchangeable for PubCo ordinary shares held by it immediately after the Effective Time, or enter into a transaction that would have the same effect;
(ii)   enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any of such shares, whether any of these transactions are to be settled by delivery of such shares, in cash or otherwise; or
(iii)   publicly announce the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, edge or other arrangement, or engage in any “Short Sales” (as defined in the Stockholder Lock-up Agreement) with respect to any security of PubCo;
until the date that is 180 calendar days after the consummation of the Business Combination; provided, however, that the restrictions set forth in the Lock-up Agreement shall not apply to (1) transfers or distributions to such stockholders current or former general or limited partners, managers or members, stockholders, other equityholders or other direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended) or to the estates of any of the foregoing; (2) transfers by bona fide gift to a member of the stockholder’s immediate family or to a trust, the beneficiary of which is the stockholder or a member of the stockholder’s immediate family for estate planning purposes; (3) by virtue of will, intestate succession or the laws of descent and distribution upon death of the stockholder; (4) pursuant to a qualified domestic relations order, in each case where such transferee agrees to be bound by the terms of Stockholder Lock-up Agreement. Notwithstanding the foregoing, if after consummation of the Business Combination, there is a “Change of Control” of PubCo (as defined in the Lock-up Agreement), all of the shares shall be released from the restrictions set forth therein.
Indemnification Agreements
At the Effective Time, MPAC has agreed to enter into customary indemnification agreements, in form and substance reasonably acceptable to MMV, with the directors and executive officers of the Combined Company.
Background of the Business Combination
Model Performance Acquisition Corp. (“MPAC”) is a blank check company incorporated as a British Virgin Islands business company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more target businesses. The proposed Business Combination was the result of an extensive search for potential transactions utilizing the network of MPAC’s management team and the Board and MPAC’s advisors.
On April 12, 2021, MPAC consummated its IPO of 5,000,000 Units at $10.00 per unit, generating gross proceeds of $50,000,000. Simultaneously with the IPO, MPAC also consummated the sale of 270,000 Private Placement Units to its Sponsor generating total proceeds of $2,700,000. On April 15, 2021, MPAC closed the Over-Allotment Option resulting in additional gross proceeds of $7,500,000. Simultaneously with the closing of the Over-Allotment Option, MPAC consummated the sale of an additional 22,500 Private Placement Units generating gross proceeds of $225,000.
Prior to the consummation of the IPO, neither MPAC, nor anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target regarding a business combination with MPAC.
After the completion of the IPO, MPAC assessed and analyzed multiple prospective business combination targets and opportunities, based on strength of business model, management team and growth prospects, among other factors. Representatives of MPAC contacted, and were contacted by, a number of individuals and entities with respect to potential business combination opportunities. MPAC also engaged Polaris Idea Ventures Limited, a strategic advisory firm focused on the TMT industry in the PRC, to introduce suitable business combination targets to MPAC. Polaris Idea Ventures Limited introduced a total of 5 potential business combination targets to MPAC, including MMV. MPAC evaluated, conducted preliminary due diligence based on publicly available information and other market research regarding, and engaged in various levels of discussions with, a number of different potential business combination targets. In connection with such evaluation, preliminary due diligence and discussions, MPAC entered into discussions or negotiations with representatives of more than 25 potential business combination targets. After reviewing and considering these opportunities, MPAC management determined that MMV offered the most compelling business combination opportunity, and MPAC entered into the letter of intent with MMV on May 26, 2021.
Alongside the outreach and pre-letter of intent discussions with MMV, MPAC also met and conducted discussion with representatives of, and commenced preliminary due diligence on, several other potential target opportunities, major targets among which include: (i) a company focusing on biotechnology and artificial intelligence with application of its products in laboratory quality control system; (ii) a fintech company dedicating to digitization of the financial industry with a focus on the Southeast Asian region; (iii) a fintech company dedicating to digitization of the wealth management industry; (iv) a company providing a single source solution for professional crypto currency traders to execute trades across multiple exchanges globally; (v) a company providing SaaS solutions covering queuing, ordering, payment, and various modules to merchants in restaurant and retail industries in the PRC; (vi) a battery producer specializing in the electric vehicle industry; (vii) a crypto currency mining platform providing crypto currency exposure to non-professional investors; and (viii) an online tutoring platform focusing on one-to-one online learning. MPAC did not enter into exclusivity, nor did MPAC agree to terms, with any of the potential targets other than MMV. MPAC ultimately determined to abandon each of such other potential target opportunities because (a) applicable governmental agencies could have prevented a successful business combination; (b) disagreement over the potential target’s valuation; (c) MPAC concluded that the target business would not be a suitable acquisition target for MPAC at that time; or (d) the target company deciding to pursue an initial public offering or complete a business combination with a different special purpose acquisition company instead of completing a business combination with MPAC.
On April 17, 2021, a representative of MPAC submitted a non-binding indication of interest to a representative of MMV for a potential business combination with MMV, expressing MPAC’s interest and intention to engage into a discussion with MMV with respect to a potential business combination transaction without specifying any proposed terms for such transaction.
On April 20, 2021, a representative of MMV sent a countered-signed non-binding indication of interest to a representative of MPAC, and confirmed MMV’s interest in exploring a potential business combination transaction with MPAC. On the same day, representatives of MPAC provided representatives of MMV a form of non-binding letter of intent, which was provided as a framework for preliminary discussions regarding specific terms of a potential business combination transaction.
On May 11, 2021, MPAC and MMV entered into a confidentiality agreement and MMV subsequently provided representatives of MPAC and its outside counsels with access to an online data room and certain other information for purposes of MPAC conducting a business, legal and financial due diligence review of MMV. Over the next several weeks, representatives of MPAC and its outside counsels and advisors performed diligence on a potential business combination with MMV, and held a number of phone calls and working sessions with representatives of MMV concerning diligence and other commercial and legal matters.
On May 14, 2021 and May 17, 2021, representatives of MMV hosted meetings with representatives of MPAC to discuss MMV’s business and operations, including MMV’s businesses in animation, IP, comics and gaming, the competitive environment in which MMV operates and growth opportunities. During the same period, MPAC and MMV negotiated the pre-money enterprise value of MMV. MPAC proposed the pre-money enterprise value of MMV to be $250 million and MMV indicated that based on its own valuation model, the pre-money enterprise value of MMV was $350 million.
On May 21, 2021, representatives of MMV provided representatives of MPAC with a revised draft of a non-binding letter of intent with respect to a potential business combination transaction. The revised draft of the non-binding letter of intent modified terms of the previous draft by proposing, among other things, a pre-money enterprise value for MMV of $350 million, reduced the amount of the PIPE from a range of $40 to $60 million to a range of $20 to $40 million, reduced board seats to be appointed by MPAC after the Business Combination from two to one.

On May 25, 2021, representatives of MPAC provided representatives of MMV with a further revised draft of a non-binding letter of intent with respect to a potential business combination transaction. The revised draft of the non-binding letter of intent provided a pre-money enterprise value for MMV in a range of $250 million to $350 million, subject to further due diligence review, and accepted certain revisions made by MMV in the previous draft.
On May 26, 2021, MPAC and MMV agreed on, and executed, a non-binding letter of intent, which provided for, among other things, a binding exclusivity period through July 31, 2021, which can be extended for an additional 30 days subject to fulfillment of certain conditions. Such executed non-binding letter of intent indicated, among other things, (i) a pre-money enterprise value for MMV in the range of $250 million to $350 million, subject to due diligence review, (ii) the transaction consideration to be paid in the form of shares of MPAC issued at the price of $10, (iii) a structure of the board of directors of the combined company comprising of seven directors and, as of the closing of the potential business combination, four directors would be designated by MMV, one director would be designated by sponsor of the SPAC and at least two additional independent directors nominated by MMV acceptable to MPAC and (iv) certain closing conditions for the consummation of the business combination transaction.
On May 28, 2021, on behalf of MPAC, representatives of Loeb & Loeb LLP (“Loeb & Loeb”), MPAC’s outside counsel, delivered to representatives of Paul Hastings, LLP (“Paul Hastings”), MMV’s outside counsel, an initial draft of Merger Agreement with respect to the potential business combination transaction. Until August 4, 2021, Loeb & Loeb, Ogier LLP and Haiwen & Partners, MPAC’s outside counsels, and Paul Hastings and Walkers (Hong Kong), MMV’s outside counsels, on behalf of MPAC and MMV, respectively, exchanged revised drafts of the Merger Agreement and the related ancillary agreements, and engaged in negotiations of such documents and agreements. Over the same period, representatives of MPAC and MMV, together with, as applicable, their respective outside counsels, discussed through on-site meetings and conference calls and came to agreement on various outstanding terms with respect to the potential business combination, including, among others, (i) closing conditions; (ii) transaction structure; (iii) valuation, (iv) financial reporting periods; (v) corporate governance matters; (vi) break-up fee arrangements; and (vii) representations, warranties and covenants to be provided by the parties under the Merger Agreement.
Beginning in mid-May 2021, MPAC and MMV held discussions with respect to a potential PIPE investment. MPAC, MMV and their respective outside counsels subsequently exchanged drafts of the form of subscription agreement to be used in the PIPE investment. In late May 2021, MMV made a draft subscription agreement available to certain prospective investors with respect to the PIPE investment. From the date such agreement was made available to the prospective investors until July August 4, 2021, representatives of MMV, MPAC and their respective outside counsels negotiated the terms of the subscription agreement with such prospective investors. On August 6, 2021, certain prospective investor that had chosen to participate in the PIPE investment indicated their final subscription amount.
On July 20, 2021, a special meeting of the Board was held. At the invitation of the [Board], representatives of MPAC’s management were in attendance. The Board adopted, among other things, resolutions (i) determining that the form, terms and conditions of the Merger Agreement, including all exhibits and schedules attached thereto and the transactions contemplated therein (including the Business Combination), are in the best interests of MPAC, (ii) adopting and approving the Merger Agreement and the transactions contemplated therein (including the Business Combination), (iii) recommending to MPAC’s shareholders that they approve and adopt the Merger Agreement and approve the Business Combination and the other proposals contemplated by the Board resolution, and (iv) determining that the foregoing be submitted for consideration by MPAC’s shareholders at the Extraordinary General Meeting.
On July 20, 2021, MMV’s board of directors adopted resolutions by unanimous written consent approving the execution and delivery of the Merger Agreement, the ancillary agreements and the Transactions (including the Business Combination).
From July 20, 2021 to August 6, 2021, the regulatory environment in the PRC was undergoing change and capital markets reacted negatively towards PRC-based companies. During this period of time, MPAC, MMV and prospective PIPE investors held various discussions regarding the requisite regulatory approvals in completing the business combination and certainty of completing the business combination.

On August 6, 2021, the parties entered into the Merger Agreement and certain ancillary agreements, and MMV and certain investor entered into definitive documentation with respect to the PIPE investment, which provides for binding subscription to purchase an aggregate of 1,000,000 MPAC’s ordinary shares at $10 per share.
On August 9, 2021, MPAC filed a Current Report on Form 8-K with a summary of certain key terms of the Business Combination and other ancillary agreements.
MPAC’s Board’s Reasons for the Approval of the Business Combination
At a meeting of the Board held on July 20, 2021, the Board unanimously determined that the form, terms and conditions of the Merger Agreement, including all exhibits and schedules attached thereto and the transactions contemplated therein (including the Business Combination), are in the best interests of MPAC, adopted and approved the Merger Agreement and the transactions contemplated therein, determined to recommend to MPAC’s shareholders that they approve and adopt the Merger Agreement and approve the Business Combination and the other proposals contemplated by the Board resolutions and determined that the foregoing be submitted for consideration by MPAC’s shareholders at the meeting. When you consider the Board’s recommendation, you should be aware that MPAC’s directors may have interests in the Business Combination that may be different from, or in addition to, the interests of MPAC’s shareholders generally. See “Proposal No. 1 — The Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination” for additional information.”
In evaluating the Business Combination, the Board consulted with MPAC’s management and discussed with MPAC’s management various industry and other financial information. In addition, MPAC’s management, with the assistance of MPAC’s outside counsels and advisors, conducted an extensive financial, operational, market research and legal due diligence review of MMV, including the following:
•
participated in multiple meetings with MMV’s management;

•
reviewed MMV’s business model and historical audited and unaudited financial statements, among other financial information;

•
reviewed financial projections provided by MMV’s management and the assumptions underlying those projections;

•
reviewed MMV’s readiness to operate as a publicly-traded company; and

•
reviewed other financial and operational aspects of MMV and the Business Combination.

MPAC’s management, including its directors and officers, has years of experience in investment and financial management and analysis. In the opinion of the Board, MPAC’s management, including its directors and officers, was suitably qualified to conduct the due diligence review and other investigations required in connection with the search for a business combination partner and to evaluate the operating and financial merits of companies like MMV. The Board believed, based on the investment and financial experience and background of its directors, that the Board was qualified to conclude that the Business Combination was fair, from a financial point of view, to MPAC’s shareholders and to make other necessary assessments and determinations regarding the Business Combination. A detailed description of the experience of MPAC’s executive officers and directors is included in the section of this proxy statement/prospectus entitled “MPAC’s Business — Directors and Executive Officers.”
In reaching its unanimous resolution as described above, the Board considered a variety of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the related agreements and the transactions contemplated thereby, including but not limited to, the following:
•
the business, history, prospects, credibility and valuation of MMV and its affiliates;

•
the likelihood that the Business Combination will be completed;

•
the management of MMV and its ability to realize the business plan and forecasts;

•
the terms of the Merger Agreement and the belief that the terms of the Merger Agreement, including the representations, warranties, covenants and conditions to the parties’ respective obligations, are reasonable in light of the entire transaction;

•
the view of MPAC’s management as to the financial condition, results of operations and businesses of MMV before and after giving effect to the Business Combination based on due diligence.

In reaching the pre-money enterprise value for MMV of $300 million, the management and Board considered various financial data regarding MMV, including historical and projected financial data, and the growth outlook for the markets that MMV serves. In analyzing such data, the management team utilized various valuation methodologies, including discounted cash flow model. The Board also considered the quality and value of the intellectual property, the level of fan engagement and the potential for monetization of future projects in the pipeline. The Board also placed emphasis on MMV’s leadership, especially their successful track record over the last decade in the relevant gaming and entertainment industry, to be an indication of MMV’s ability to realize its business plan and meet its projections. The management and Board also considered that the PIPE Investment, including the agreement of the Subscriber to invest $10 million in the combined company concurrently with the consummation of Business Combination at the same valuation, to be a validation of MMV’s business, valuation and future prospects. As it relates to the PIPE Investment, the Board also considered the strategic value of the Subscriber and potential for further partnership and growth between MMV and the Subscriber.
The Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including but not limited to, the following:
•
the risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

•
the risk that MMV may not be able to realize its projected business trajectory;

•
the risks and costs to MPAC if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in MPAC being unable to effect a business combination and force MPAC to liquidate.

•
the risk that MPAC will not have any surviving remedies against MMV’s existing stockholders after the closing of the Business Combination to recover for losses as a result of any inaccuracies or breaches of MMV’s representations, warranties or covenants set forth in the merger agreement.

•
the risk that MPAC’s stockholders may fail to provide the votes necessary to effect the Business Combination.

•
the fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within MPAC’s control.

•
the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

While the Board considered potentially positive and potentially negative factors, the Board concluded that, overall, the potentially positive factors outweighed the potentially negative factors. The foregoing discussion is not intended to be an exhaustive list of the information and factors considered by the Board in its consideration of the Business Combination, but includes the material positive factors and material negative factors considered by the Board in that regard.
In view of the number and variety of factors and the amount of information considered, the Board did not find it practicable to, nor did it attempt to, make specific assessments of, quantify, or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors. Based on the totality of the information presented, the Board collectively reached the unanimous decision to reach the determinations described above in light of the foregoing factors and other factors that the members of the Board felt were appropriate. Portions of this explanation of the Board’s reasons for the Business Combination and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the section entitled under “Cautionary Note Regarding Forward-Looking Statements.”

Interests of Certain Persons in the Business Combination
When you consider the recommendation of the Board in favor of adoption of the Acquisition Merger Proposal and other Proposals, you should keep in mind that MPAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder, including:
•
If an initial business combination is not completed by April 12, 2022 (or October 12, 2022 if the Combination Period is extended by the full amount of time allowed), MPAC will be required to liquidate. In such event, 1,437,500 MPAC Class B ordinary shares held by the Sponsor, which were acquired prior to the IPO for an aggregate purchase price of $25,001, will be worthless. Such Class B ordinary shares will automatically convert into MPAC Class A ordinary shares at the consummation of the Business Combination and had an aggregate market value of approximately $[•] based on the closing price of the Class A ordinary shares of $[•] on The Nasdaq Capital Market as of [•], 2021.

•
The exercise of MPAC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our stockholders’ best interests.

Appraisal Rights
MPAC shareholders have appraisal rights in connection with the Business Combination. See the section entitled “The Meeting — Appraisal Rights” for more information. There are no appraisal rights with respect to MPAC warrants.
Total Class A ordinary shares Outstanding Upon Consummation of the Business Combination
It is anticipated that, upon the closing of the Business Combination, under the “no redemptions” scenario, MPAC’s public stockholders (other than the investors in the PIPE Investment) would retain an ownership interest of approximately [•]% in the Combined Company, the investors in the PIPE Investment would own approximately [•]% of the Combined Company (such that public stockholders, including investors in the PIPE Investment, would own approximately [•]% of the Combined Company), the Sponsor, officers, directors and other holders of founder shares would retain an ownership interest of approximately [•]% in the Combined Company and the MMV stockholders would own approximately [•]% of the outstanding Class A ordinary shares of the Combined Company.
Under the “maximum redemptions” scenario, MPAC’s public stockholders (other than the investors in the PIPE Investment) would retain an ownership interest of approximately [•]% in the Combined Company, the investors in the PIPE Investment would own approximately [•]% of the Combined Company (such that public stockholders, including investors in the PIPE Investment, would own approximately [•]% of the Combined Company), the Sponsor, officers, directors and other holders of founder shares would retain an ownership interest of approximately [•]% in the Combined Company and the MMV stockholders would own approximately [•]% of the outstanding Class A ordinary shares of the Combined Company.
The following summarizes the pro forma ownership of Class A ordinary shares following the Business Combination and the PIPE Investment under both the “no redemptions” and “maximum redemptions” scenarios:
	Scenario 1 Assuming No Redemptions		Scenario 2 Assuming Maximum Redemptions
Equity Capitalization Summary	Shares	%	Shares	%
Initial Shareholders
Public Shareholders
MMV Shareholders
PIPE Investors
Total Ordinary Shares

Redemption Rights
Pursuant to our Existing Charter, holders of public shares may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by (ii) the total number of then-outstanding public shares of MPAC Class A ordinary shares. As of , 2021, this would have amounted to approximately $10.10 per share.
You will be entitled to receive cash for any public shares to be redeemed only if you:
(i)   hold public shares; and
(ii)   prior to [•]p.m., Eastern Time, on [•], 2021, (a) submit a written request to Continental that MPAC redeem your public shares for cash and (b) deliver your public shares to Continental, physically or electronically through DTC.
If a holder exercises its redemption rights, then such holder will be exchanging its public shares for cash and will no longer own shares of the Combined Company. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to Continental in accordance with the procedures described herein. Please see the section titled “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.
Vote Required for Approval
Along with the approval of the Reincorporation Merger Proposal and the approval of the Nasdaq Proposal, approval of the Acquisition Merger Proposal is a condition to the consummation of the Business Combination. If the Acquisition Merger Proposal is not approved, the Business Combination will not take place. Approval of the Acquisition Merger Proposal is also a condition to Proposal No. 1, Proposal No. 3, and Proposal No. 4. If the Nasdaq Proposal is not approved, the Acquisition Merger Proposal will have no effect (even if approved by the requisite vote of our stockholders at the Meeting of any adjournment or postponement thereof) and the Business Combination will not occur.
The Acquisition Merger Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only if holders of at least a majority of the issued and outstanding ordinary shares present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting vote “FOR” the Acquisition Merger Proposal.
Pursuant to the Letter Agreement, the Initial Shareholders holding an aggregate of 292,500 Units and 1,437,500 MPAC Class B ordinary shares (or approximately 23.0% of the outstanding MPAC ordinary shares) have agreed to vote their ordinary shares in favor of the Business Combination. As a result, only 1,884,376 Class A ordinary shares held by the public stockholders will need to be present in person by virtual attendance or by proxy to satisfy the quorum requirement for the meeting. In addition, as the vote to approve the Acquisition Merger Proposal is a majority of the votes cast at a meeting at which a quorum is present, assuming only the minimum number of Class A ordinary shares to constitute a quorum is present, only 154,376 Class A ordinary shares, or approximately 2.7% of the outstanding shares of the Class A ordinary shares held by the public stockholders, must vote in favor of the Acquisition Merger Proposal for it to be approved.
Board Recommendation
OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE ACQUISITION MERGER UNDER PROPOSAL NO. 2.

PROPOSAL NO. 3 — THE NASDAQ PROPOSAL
Overview
We are proposing the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(a), (b), and (d). Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of Class A ordinary shares (or securities convertible into or exercisable for Class A ordinary shares); or (B) the number of Class A ordinary shares to be issued is or will be equal to or in excess of 20% of the number of Class A ordinary shares outstanding before the issuance of the stock or securities. Under Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control. Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of Class A ordinary shares (or securities convertible into or exercisable for Class A ordinary shares) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the Class A ordinary shares for the five trading days immediately preceding the signing of the binding agreement, if the number of Class A ordinary shares (or securities convertible into or exercisable for Class A ordinary shares) to be issued equals to 20% or more of the Class A ordinary shares, or 20% or more of the voting power, outstanding before the issuance.
Pursuant to the Merger Agreement, we will issue to the MMV stockholders as consideration in the Business Combination [                 ] Class A ordinary shares. See the section entitled “Proposal No. 1 — The Acquisition Merger Proposal — Treatment of MMV Securities; Merger Consideration.” Because the number of Class A ordinary shares we anticipate issuing as consideration in the Business Combination (1) will constitute more than 20% of our outstanding Class A ordinary shares and more than 20% of outstanding voting power prior to such issuance, and (2) will result in a change of control of MPAC, we are required to obtain stockholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a) and (b).
In connection with the Business Combination, there will be a PIPE Investment of $20,000,000. On August 6, 2021, MPAC, PubCo and a Subscriber entered into a subscription agreement pursuant to which MPAC and PubCo have agreed to issue and sell to Subscriber, in a private placement to close immediately prior to the closing of the Business Combination, an aggregate of 1,000,000 PubCo Ordinary Shares for $10.00 per share for a total of $10,000,000. MPAC and PubCo may enter into additional subscription agreements in relation to the purchase of up to 3,000,000 PubCo Ordinary Shares for a total purchase price of up to $30,000,000. Because the Class A ordinary shares issued in connection with the PIPE Investment (1) was at a price that is less than the lower of (i) the closing price immediately preceding the signing of the Merger Agreement or (ii) the average closing price of the Class A ordinary shares for the five trading days immediately preceding the signing of the Merger Agreement, and (2) will constitute more than 20% of our outstanding Class A ordinary shares and more than 20% of outstanding voting power prior to such issuance, we are required to obtain stockholder approval of such issuance pursuant to Nasdaq Listing Rule 5635(d).
Effect of Proposal on Current Stockholders
If the Nasdaq Proposal is adopted, MPAC would issue shares representing more than 20% of our outstanding Class A ordinary shares in connection with the Business Combination and the PIPE Investment. The issuance of such shares would result in significant dilution to the MPAC stockholders and would afford such stockholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of MPAC. If the Nasdaq Proposal is adopted, assuming that [           ] Class A ordinary shares are issued to the stockholders of MMV as consideration in the Business Combination, we anticipate that the stockholders of MMV will hold [•]% of our outstanding ordinary shares, the PIPE investors will hold [•]% of our outstanding ordinary shares, and the current MPAC stockholders will hold [•]% of our outstanding ordinary shares immediately following completion of the Business Combination. This percentage assumes that no Class A ordinary shares are redeemed in connection with the Business Combination, does not take into account any warrants or options to purchase our Class A ordinary shares that will be outstanding following the Business Combination or any equity awards that may be issued under our proposed Share Incentive Award following the Business Combination.

If the Nasdaq Proposal is not approved and we consummate the Business Combination on its current terms, MPAC would be in violation of Nasdaq Listing Rule 5635(a) and (b) and potentially Nasdaq Listing Rule 5635(d), which could result in the delisting of our securities from the Nasdaq Capital Market. If Nasdaq delists our securities from trading on its exchange, we could face significant material adverse consequences, including:
•
a limited availability of market quotations for our securities;

•
reduced liquidity with respect to our securities;

•
a determination that our shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;

•
a limited amount of news and analyst coverage for the post-transaction company; and

•
a decreased ability to issue additional securities or obtain additional financing in the future.

It is a condition to the obligations of MPAC and MMV to close the Business Combination that our Class A ordinary shares remain listed on the Nasdaq Capital Market. As a result, if the Nasdaq Proposal is not adopted, the Business Combination may not be completed unless this condition is waived.
Vote Required for Approval
Assuming that a quorum is present at the Meeting, the affirmative vote of holders of a majority of the total votes cast on this Proposal No. 3 is required to approve the Nasdaq Proposal. Accordingly, neither a stockholder’s failure to vote online during the Meeting or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of this Proposal.
This Proposal is conditioned on the approval of the Acquisition Merger Proposal. If the Acquisition Merger Proposal is not approved, Proposal No. 3 will have no effect even if approved by our stockholders. Because stockholder approval of this Proposal No. 3 is a condition to completion of the Business Combination under the Merger Agreement, if this Proposal No. 3 is not approved by our stockholders, the Business Combination will not occur unless we and MMV waive the applicable closing condition.
Board Recommendation
OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE NASDAQ PROPOSAL UNDER PROPOSAL NO. 3.

PROPOSAL NO. 4 — THE ADJOURNMENT PROPOSAL
The Adjournment Proposal, if adopted, will approve the chairman’s adjournment of the Meeting to a later date to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our stockholders in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Meeting to approve the other Proposals.
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is not approved by our stockholders, the chairman will not adjourn the Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Meeting to approve the Reincorporation Merger Proposal, the Acquisition Merger Proposal, or the Nasdaq Proposal.
Required Vote
This Adjournment Proposal will be approved and adopted only if holders of at least a majority of the issued and outstanding ordinary shares present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting vote “FOR” the Adjournment Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus.
Board Recommendation
THE BOARD RECOMMENDS A VOTE “FOR” ADOPTION OF THE ADJOURNMENT PROPOSAL UNDER PROPOSAL NO. 4.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a general discussion of the material U.S. federal income tax consequences (i) of the Business Combination to U.S. Holders (defined below) of MPAC ordinary shares (excluding any redeemed shares), MPAC Rights, and MPAC Warrants (collectively, the “MPAC securities”), (ii) of the subsequent ownership and disposition of PubCo Ordinary Shares and PubCo Warrants (collectively, the “PubCo securities”) received in the Business Combination and (iii) exercise of redemption rights by MPAC shareholders that are U.S. Holders.
This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the Business Combination or as a result of the ownership and disposition of PubCo securities. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.
No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.
This summary is limited to considerations relevant to U.S. Holders that hold MPAC securities and, after the completion of the Business Combination, PubCo securities, as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:
•
banks or other financial institutions, underwriters, or insurance companies;

•
traders in securities who elect to apply a mark-to-market method of accounting;

•
real estate investment trusts and regulated investment companies;

•
tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•
expatriates or former long-term residents of the United States;

•
subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

•
dealers or traders in securities, commodities or currencies;

•
grantor trusts;

•
persons subject to the alternative minimum tax;

•
U.S. persons whose “functional currency” is not the U.S. dollar;

•
persons who received shares of MPAC ordinary shares through the issuance of restricted stock under an incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

•
U.S. shareholders of controlled foreign corporations, as those terms are defined in Sections 951(b) and 957(a), respectively;

•
persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding shares of MPAC ordinary shares, or, after the Business Combination, the issued PubCo Ordinary Shares (excluding treasury shares); or

•
holders holding MPAC securities, or, after the Business Combination, PubCo securities, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction.

As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of MPAC securities, and, after the Business Combination, PubCo securities received in the Business Combination, that is, for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds MPAC securities, and, after the completion of the Business Combination, PubCo securities received in the Business Combination, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Business Combination and the subsequent ownership and disposition of PubCo securities received in the Business Combination.
Because MPAC Units will be separated into their component parts immediately prior to the consummation of the Business Combination, a beneficial owner of a MPAC Unit should be treated as the owner of the underlying component MPAC securities for U.S. federal income tax purposes. The discussion below with respect to MPAC securities should also apply to holders of MPAC Units (as the deemed owner of the underlying component MPAC securities).
THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION. MPAC SHAREHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND OF THE OWNERSHIP AND DISPOSITION OF PUBCO SECURITIES AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.
U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders
If the Reincorporation Merger Qualifies as a Reorganization
The U.S. federal income tax consequences of the Business Combination to U.S. Holders will depend on whether the Reincorporation Merger qualifies as a reorganization under the provisions of Section 368 of the Internal Revenue Code (the “Code”). The provisions of the Code that govern reorganizations are complex and are based on typical transaction structures effected under U.S. law. U.S. Holders should be aware that PubCo has not requested and does not intend to request a ruling from the IRS with respect to the U.S. federal income tax treatment of the Business Combination. There can be no assurance that the IRS will not take a contrary position to views expressed herein or that a court will not agree with a contrary position of the IRS.
Subject to the passive foreign investment company (“PFIC”) rules discussed below “— Passive Foreign Investment Company Status,” a U.S. Holder that exchanges its MPAC securities pursuant to the Business Combination should not recognize gain or loss on the exchange of MPAC securities for PubCo securities. The aggregate adjusted tax basis of a U.S. Holder in the PubCo Ordinary Shares received as a result of the

Business Combination should equal the aggregate adjusted tax basis of the MPAC ordinary shares and the MPAC Rights surrendered in the exchange, and the aggregate adjusted tax basis in the PubCo Warrants received as a result of such exchange should equal the aggregate adjusted tax basis of the MPAC Warrants surrendered in the exchange. A U.S. Holder’s holding period for the PubCo securities received in the exchange should include the holding period for the MPAC securities surrendered in the exchange.
U.S. Holders should consult their own tax advisors as to the particular consequences to them of the exchange of MPAC securities for PubCo securities pursuant to the Business Combination and the qualification of the Reincorporation Merger as a reorganization.
If the Reincorporation Merger Does Not Qualify as a Reorganization
If the Reincorporation Merger fails to qualify as a Reorganization, and subject to the PFIC rules discussed below “— Passive Foreign Investment Company Status,” a U.S. Holder that exchanges its MPAC securities for the consideration under the Business Combination will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the PubCo securities received and (b) the fair market value of any other consideration received pursuant to the Business Combination and (ii) the U.S. Holder’s adjusted tax basis in the MPAC securities exchanged. A U.S. Holder’s aggregate tax basis in the PubCo securities received will be the fair market value of those securities on the date the U.S. Holder receives them. The U.S. Holder’s holding period for the PubCo securities received pursuant to the Business Combination will begin on the day after the date the U.S. Holder receives such PubCo securities.
Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the MPAC securities exceeds one year at the time of the Business Combination. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. However, it is unclear whether the redemption rights with respect to the MPAC ordinary shares may prevent a U.S. Holder from satisfying the applicable holding period requirement. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.
U.S. Federal Income Tax Consequences of Ownership and Disposition of PubCo Securities
The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of PubCo securities to U.S. Holders who receive such PubCo securities pursuant to the Business Combination.
Distribution on PubCo Ordinary Shares
Subject to the PFIC rules discussed below “— Passive Foreign Investment Company Status,” the gross amount of any distribution on PubCo Ordinary Shares that is made out of PubCo’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders generally will not qualify for the dividends-received deduction that may otherwise be allowed under the Code.
Dividends received by non-corporate U.S. Holders, including individuals, from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on the NASDAQ (on which PubCo intends to apply to list the PubCo Ordinary Shares) will be considered readily tradable on an established securities market in the United States. Even if the PubCo Ordinary Shares are listed on NASDAQ, there can be no assurance that the PubCo Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of PubCo’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Finally, PubCo will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See the discussion below under “— Passive Foreign Investment Company Status.”
The amount of any dividend paid in foreign currency will be the U.S. dollar value of the foreign currency distributed by PubCo, calculated by reference to the exchange rate in effect on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date such U.S. Holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss. That currency exchange income or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit limitation purposes.
To the extent that the amount of any distribution made by PubCo on the PubCo Ordinary Shares exceeds PubCo’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. Holder’s PubCo Ordinary Shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Securities.”
Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Securities
Subject to the discussion below under “— Passive Foreign Investment Company Status,” a U.S. Holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of PubCo Ordinary Shares and PubCo Warrants in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such PubCo Ordinary Shares or PubCo Warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of PubCo Ordinary Shares or PubCo Warrants will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the PubCo Ordinary Shares or PubCo Warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of PubCo Ordinary Shares or PubCo Warrants will generally be treated as U.S. source gain or loss.
Exercise or Lapse of a PubCo Warrant
Except as discussed below with respect to the cashless exercise of a PubCo Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a PubCo ordinary share on the exercise of a PubCo Warrant for cash. A U.S. Holder’s tax basis in a PubCo ordinary share received upon exercise of the PubCo Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the PubCo Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for a PubCo ordinary share received upon exercise of the PubCo Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrants and will not include the period during which the U.S. Holder held the PubCo Warrants. If a PubCo Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the PubCo Warrant.
The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the PubCo Ordinary Shares received would equal the holder’s basis in the PubCo Warrant. If the cashless exercise were treated as not being a gain recognition event, a U.S. Holder’s holding period in the PubCo Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the PubCo ordinary share would include the holding period of the PubCo Warrant.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder would recognize gain or loss with respect to the portion of the exercised PubCo Warrants treated as surrendered to pay the exercise price of the PubCo Warrants (the “surrendered warrants”). The U.S. Holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the PubCo Ordinary Shares that would have been received with respect to the surrendered warrants in a regular exercise of the PubCo Warrants and (ii) the sum of the U.S. Holder’s tax basis in the surrendered warrants and the aggregate cash exercise price of such warrants (if they had been exercised in a regular exercise). In this case, a U.S. Holder’s tax basis in the PubCo Ordinary Shares received would equal the U.S. Holder’s tax basis in the PubCo Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. Holder’s holding period for the PubCo Ordinary Shares would commence on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrant.
Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.
Certain U.S. Federal Income Tax Consequences of Exercising Redemption Rights
In the event that a U.S. Holder elects to redeem its MPAC ordinary shares for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of the MPAC ordinary shares under Section 302 of the Code. If the redemption qualifies as a sale or exchange of the MPAC ordinary shares, subject to the PFIC rules discussed below “— Passive Foreign Investment Company Status,” the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the MPAC ordinary shares surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the MPAC ordinary shares redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. However, it is unclear whether the redemption rights with respect to the MPAC ordinary shares may prevent a U.S. Holder from satisfying the applicable holding period requirement. The deductibility of capital losses is subject to limitations.
If the redemption does not qualify as a sale or exchange of MPAC ordinary shares, subject to the PFIC rules discussed below “— Passive Foreign Investment Company Status,” the U.S. Holder will be treated as receiving a corporate distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from MPAC’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the MPAC ordinary shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the ordinary shares. Dividends paid to a U.S. Holder that is a taxable corporation generally will not qualify for the dividends-received deduction that may otherwise be allowed under the Code. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations) and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. However, it is unclear whether the redemption rights with respect to the MPAC ordinary shares may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.
Whether a redemption qualifies for sale or exchange treatment will depend largely on the total number of shares of MPAC ordinary shares treated as held by the U.S. Holder (including any MPAC ordinary shares constructively owned by the U.S. Holder as a result of owning MPAC Warrants or MPAC Rights) relative to all of the shares of MPAC ordinary shares outstanding both before and after the redemption. The redemption of MPAC ordinary shares generally will be treated as a sale or exchange of the MPAC ordinary shares (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate”

with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in MPAC or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.
In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only MPAC ordinary shares actually owned by the U.S. Holder, but also shares of MPAC ordinary shares that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include MPAC ordinary shares which could be acquired pursuant to the exercise of the MPAC Warrants or MPAC Rights. In order to meet the substantially disproportionate test, the percentage of MPAC’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of the MPAC ordinary shares must, among other requirements, be less than 80% of the percentage of MPAC’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of the MPAC ordinary shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of the MPAC ordinary shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other MPAC ordinary shares. The redemption of the MPAC ordinary shares will not be essentially equivalent to a dividend if a U.S. Holder’s conversion results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in MPAC. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in MPAC will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.
If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution. After the application of those rules regarding corporate distributions, any remaining tax basis of the U.S. Holder in the redeemed ordinary shares will be added to the U.S. Holder’s adjusted tax basis in its remaining MPAC ordinary shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its MPAC Warrants or possibly in other MPAC ordinary shares constructively owned by it.
Passive Foreign Investment Company Status
A non-U.S. corporation will be classified as a PFIC for any taxable year (a) if at least 75 percent of its gross income consists of passive income, such as dividends, interest, rents and royalties (except for rents and royalties earned in the active conduct of a trade or business), and gains on the disposition of property that produces such income, or (b) if at least 50 percent of the average value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income (including for this purpose its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25 percent of the interest, by value).
Because the classification of a non-U.S. corporation as a PFIC is a factual determination made annually after the close of each taxable year, MPAC has not provided assurance that it was not a PFIC for its 2021 taxable year. If (a) MPAC has been a PFIC for any taxable year during the holding period of a U.S. Holder (and a U.S. Holder of MPAC securities has not made certain elections with respect to its MPAC securities), and (b) PubCo is not a PFIC in the taxable year of the Business Combination, such U.S. Holder would likely recognize gain (but not loss if the Reincorporation Merger qualifies as a reorganization) upon the exchange of MPAC securities for PubCo securities pursuant to the Reincorporation Merger. The gain (or loss) would be computed as described above under “— Consequences if the Reincorporation Merger Does Not Qualify as a Reorganization.” Any such gain recognized by such U.S. Holder on the exchange of MPAC securities for PubCo securities would be allocated ratably over the U.S. Holder’s holding period for the MPAC securities. Such amounts allocated for the current taxable year and any taxable year prior to the first taxable year in which MPAC was a PFIC would be treated as ordinary income, and not as capital gain, in the U.S. Holder’s taxable year, and such amounts allocated to each other taxable year beginning with the year that MPAC became a PFIC would be taxed at the highest tax rate in effect for each year to which the gain was allocated, together with a special interest charge on the tax attributable to each such year.
Because the classification of a non-U.S. corporation as a PFIC is a factual determination made annually after the close of each taxable year, PubCo has not provided assurance that it was not a PFIC for its 2021 taxable year or for any prior year. If PubCo were characterized as a PFIC for any taxable year, U.S. Holders of PubCo securities would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of PubCo securities treated as ordinary income rather than capital gains, and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the PubCo securities. U.S. Holders would also be subject to annual information reporting requirements. In addition, if PubCo were a PFIC in a taxable year in which PubCo paid a dividend or the prior taxable year, such dividends would not be eligible to be taxed at the reduced rates applicable to qualified dividend income (as discussed above).
U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to the exchange of MPAC securities for the consideration pursuant to the Business Combination and, after the Business Combination, their ownership of the PubCo securities.
Information Reporting and Backup Withholding
In general, information reporting requirements will apply to dividends received by U.S. Holders of PubCo Ordinary Shares (including constructive dividends), and the proceeds received on the disposition of PubCo Ordinary Shares and PubCo Warrants effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. Holders that are exempt recipients (such as corporations). Information reporting requirements will also apply to redemptions from U.S. Holders of MPAC ordinary shares. Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding.
Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to PubCo securities, subject to certain exceptions (including an exception for PubCo securities held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold PubCo securities. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of PubCo securities.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

MPAC’S BUSINESS
Overview
MPAC was incorporated as a British Virgin Islands business company on January 8, 2021. It is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business transaction with one or more businesses. MPAC has until April 12, 2022 to consummate a business combination. However, if MPAC anticipates that it may not be able to consummate the initial business combination within the Combination Period, it may extend the period of time to consummate a business combination up to two times, each by an additional three months. If MPAC is unable to complete its initial business combination within this 18-month period, it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than five business days thereafter, redeem 100% of the outstanding public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board, proceed to commence a voluntary liquidation and thereby a formal dissolution of MPAC, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law.
Offering Proceeds Held in Trust
The registration statement for MPAC’s IPO was declared effective on April 7, 2021. On April 12, 2021, we consummated the IPO of 5,000,000 units (“Units”) at $10.00 per unit, generating gross proceeds of $50,000,000. Each unit consists of one Class A ordinary share, one-half of one warrant (“Public Warrant”) entitling its holder to purchase one Class A ordinary share at a price of $11.50 per whole share and one right (“Right”) to receive one-tenth of one Class A ordinary share upon the consummation of an initial business combination. Simultaneously with the IPO, we also consummated the sale to First Euro Investments Limited, our Sponsor, of 270,000 units (the “Private Placement Units”) in a private placement generating total proceeds of $2,700,000. We granted the underwriters a 45-day option to purchase up to an additional 750,000 units at $10.00 per unit to cover over-allotments (the “Over-Allotment Option”) which was exercised on April 12, 2021. On April 15, 2021, we closed the Over-Allotment Option resulting in additional gross proceeds of $7,500,000. Simultaneously with the closing of the Over-Allotment Option, we consummated the sale of an additional 22,500 Private Placement Units generating gross proceeds of $225,000.
As of April 15, 2021, a total of $58,075,000 of proceeds from the IPO (including the Over-Allotment Option) and the private placement consummated simultaneously with the closing of the IPO was placed in the Trust Account. At [•], 2021, assets held in the Trust Account were comprised of cash of $[•] and U.S. treasury securities of $[•].
Business Combination Activities
On August 6, 2021 , we entered into the Merger Agreement. As a result of the transactions contemplated in the Merger Agreement, MMV will become wholly-owned subsidiary of PubCo, and PubCo will change its name to “MultiMetaVerse Holdings Limited.” In the event that the Business Combination is not consummated by April 12, 2022 (unless extended as described herein), our corporate existence will cease and we will distribute the proceeds held in the Trust Account to our public stockholders.
Redemption Rights
Pursuant to our Existing Charter, our stockholders (except the Initial Shareholders) will be entitled to redeem their public shares for a pro rata share of the Trust Account (currently anticipated to be no less than approximately $10.10 per share of Class A ordinary shares for stockholders) net of taxes payable. The Initial Shareholders do not have redemption rights with respect to any Class A ordinary shares owned by them, directly or indirectly.

Automatic Dissolution and Subsequent Liquidation of Trust Account if No Business Combination
If MPAC does not complete a business combination within 12 months from the consummation of the IPO (unless such time period has been extended as described herein), it will trigger the automatic winding up, dissolution and liquidation pursuant to the terms of our amended and restated memorandum and articles of association. Accordingly, no vote would be required from MPAC’s stockholders to commence such a voluntary winding up, dissolution and liquidation. If MPAC is unable to consummate its initial business combination within such time period, it will, as promptly as possible but not more than ten business days thereafter, redeem 100% of MPAC’s outstanding public shares for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned on the funds held in the Trust Account and not necessary to pay its taxes, and then seek to liquidate and dissolve. In the event of its dissolution and liquidation, the Public Warrants and Rights will expire and will be worthless.
The proceeds deposited in the Trust Account could, however, become subject to claims of our creditors that are in preference to the claims of our public stockholders. Although MPAC will seek to have all vendors, service providers (excluding our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, MPAC will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third-party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver.
There is no guarantee that entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below the lesser of (i) $10.10 per Class A ordinary share and (ii) the actual amount per Class A ordinary share held in the Trust Account as of the date of the liquidation of the Trust Account is less than $10.10 per share due to reductions in the value of the Trust Assets, in each case less taxes payable, provided that such liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under our indemnity of the underwriters of IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our Sponsor’s only assets are securities of MPAC. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties, including, without limitation, claims by vendors and prospective target businesses.
In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.10 per Class A ordinary share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account is less than $10.10 per share due to reductions in the value of the trust assets, in each case less taxes payable, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While MPAC currently expects that its independent directors would take legal action on its behalf against Sponsor to enforce its indemnification obligations to MPAC, it is possible that MPAC’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, MPAC cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.10 per Class A ordinary share.
If MPAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of our public stockholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.10 per share to our public stockholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our public stockholders. Furthermore, our Board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and MPAC to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.
Each of the Initial Shareholders and the Sponsor has agreed to waive its rights to participate in any liquidation of the Trust Account or other assets with respect to the Private Placement Units they held.
Facilities
We maintain our principal executive offices at Cheung Kong Center, 58th Floor, Unit 5801, 2 Queen’s Road Central, Central, Hong Kong. We consider our current office space adequate for our current operations.
Employees
MPAC has three executive officers. These individuals are not obligated to devote any specific number of hours to its matters and intend to devote only as much time as they deem necessary to its affairs. MPAC presently expects its executive officers to devote such amount of time as they reasonably believe is necessary to our business (which could range from only a few hours a week while MPAC is trying to locate a potential target business to significantly more time as it moves into serious negotiations with a target business for a business combination). MPAC does not intend to have any full-time employees prior to the consummation of a business combination.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF MPAC
The following discussion and analysis of the MPAC’s financial condition and results of operations should be read in conjunction with our audited financial statements and the notes related thereto which are included elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements.”
Overview
MPAC is a blank check company. It was incorporated as a British Virgin Islands business company on January 8, 2021 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. We intend to effectuate our initial business combination using cash from the proceeds of the IPO and the sale of the Private Placement Units, our capital stock, debt or a combination of cash, stock and debt.
Merger Agreement
On August 6, 2021, MPAC entered into the Merger Agreement by and among MPAC, PubCo, Merger Sub and MMV and the Principal Stockholders. Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement by the stockholders of MPAC, MPAC will reincorporate to British Virgin Islands by merging with and into PubCo as a result of the Reincorporation Merger; (ii) concurrently with the Reincorporation Merger, Merger Sub will merge with and into MMV resulting in MMV being a wholly-owned subsidiary of PubCo. The Board has unanimously (i) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the stockholders of MPAC.
Results of Operations
We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception through March 31, 2021 have been organizational activities, those necessary to prepare for our IPO, and subsequent to our IPO, and identifying a target for our initial business combination. We do not expect to generate any operating revenues until after completion of our initial business combination. We generate non-operating income in the form of interest income on investments held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as expenses as we conduct due diligence on prospective business combination candidates.
For the quarter ended March 31, 2021, we had a net loss of $3,725, which consists of formation and operation costs.
Liquidity and Capital Resources
Until the consummation of our IPO, our only sources of liquidity were an initial purchase of Class B ordinary shares by the Sponsor and loans from our Sponsor.
On April 12, 2021, we consummated the IPO of 5,000,000 Units at $10.00 per Unit, generating gross proceeds of $50,000,000. Each Unit consists of one Class A ordinary share, one-half of one Public Warrant entitling its holder to purchase one Class A ordinary share at a price of $11.50 per whole share and one Right to receive one-tenth of one Class A ordinary share upon the consummation of an initial business combination. Simultaneously with the IPO, we also consummated the sale to our Sponsor, of 270,000 Private Placement Units in a private placement generating total proceeds of $2,700,000. We granted the underwriters a 45-day option to purchase up to an additional 750,000 units at $10.00 per unit to cover Over-Allotment Option which was exercised on April 12, 2021. On April 15, 2021, we closed the Over-Allotment Option resulting in additional gross proceeds of $7,500,000. Simultaneously with the closing of the Over-Allotment Option, we consummated the sale of an additional 22,500 Private Placement Units generating gross proceeds of $225,000. The Private Placement Units were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as the transaction did not involve a public offering.
As of April 15, 2021, a total of $58,075,000 of proceeds from the IPO (including the Over-Allotment Option) and the private placement consummated simultaneously with the closing of the IPO was placed in the Trust Account. We incurred $3,246,269 in transaction costs, including $1,000,000 of underwriting fees, $1,750,000 of deferred underwriting fees and $496,269 of other offering costs.
For the quarter ended March 31, 2021, cash used in operating activities was $0. Net loss of $3,725 was affected by noncash charges related to formation costs paid by Sponsor in exchange for issuance of Class B ordinary shares of $3,725.
As of March 31, 2021, we had cash of $0. We intend to use the funds held outside the Trust Account for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the Business Combination.
In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete a Business Combination, we may repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants, at a price of $1.00 per warrant, at the option of the lender. The warrants would be identical to the Private Placement Warrants.
We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our business combination. Moreover, we may need to obtain additional financing either to complete our business combination or because we become obligated to redeem a significant number of our public shares upon consummation of our business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our business combination. If we are unable to complete our business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. In addition, following our business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.
Off-Balance Sheet Financing Arrangements
We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of March 31, 2021. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non- financial assets.
Contractual Obligations
We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities other than an agreement to pay our Sponsor a monthly fee of $10,000 for office space, utilities and secretarial and administrative support. We began incurring these fees on April 12, 2021 and will continue to incur these fees monthly until the earlier of the completion of the Business Combination and our liquidation.

The underwriters are entitled to a deferred fee of 3.5% of the gross proceeds of the IPO, or $1,750,000. The deferred fee will be payable in cash to the underwriters solely in the event that we complete a business combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.
Critical Accounting Policies
The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:
Recent Accounting Standards
In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, “Debt — Debt with Conversion and Other Options” (Subtopic 470-20) and “Derivatives and Hedging — Contracts in Entity’ Own Equity” (Subtopic 815-40): “Accounting for Convertible Instruments and Contracts in an Entity’ Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows. Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

INFORMATION ABOUT MMV
MMV’s Mission
By leveraging its proprietary brands as the source of creative inspiration, MMV strives to assist and incentivize PUGC creators to develop a broad spectrum of content offerings in order to establish an open, immersive, and multi-experienced entertainment world.
Overview
MMV is a rising animation and entertainment company devoted to establish an open community for its global users (a collective reference to its animation viewers, game players, and content creators) to gain high-quality and immersive entertainment experience by way of original contents, user-generated contents, or UGC, and professional user-generated contents, or PUGC.
MMV first produced the animation series under its Auto World brand in its early years and has successfully established a vast and loyal user base as its foundation for further development and genre diversification. As its user base continues to grow, particularly among the younger generations in China, MMV expanded and will continue to expand its content offerings and entertainment genres to games, brand merchandises and other genres to provide its users with the most intriguing, multi-faceted, and highly interactive virtual entertainment services and products to further expand and promote MMV’s comprehension of contemporary culture. Along the way, MMV encourages user participation in the creative process and actively engages users for the production of UGC, to diversify its content offerings, which has become a unique culture within its user community and made MMV’s brand one of the most popular source for UGC.
MMV prides itself to be an industry innovator and pioneer, not just in the original contents it creates but also the business model under which it produces and promotes these contents. MMV utilizes a user-oriented approach and provides the creative inspiration and guidance, platform, license of art assets, tools and technologies, and other components under its Core Platform to enable and promote user participation to generate UGC, which directly contribute to the growth of MMV’s wide array of entertainment genres. Through this process, MMV is able to identify high quality UGC, which it refers to as PUGC. These UGC and PUGC materials, under the structural guidance of MMV’s Core Platform, drive the growth of MMV’s proprietary brand, broaden the spectrum of its entertainment contents and inspire the development of its new proprietary entertainment brands.
Industry Barrier and Opportunity
Unlike MMV’s approach and strategy, traditional gaming and entertainment companies rely on occupation generated contents, or OGC, for their creative process to develop proprietary brands, animation, games, and other entertainment genres. This over reliance on OGC requires significant upfront investment due to high development costs. In attempt to control developments, these more established companies use similar and repetitive game design strategy and mechanisms to drive revenue growth and cannot fully utilize the creative contents of the OGC due to their strong preference for investment return certainty. As a result, a large volume of creative concepts are left underdeveloped or un-developed due to the perceived low popularity or marketability. Due to this vicious cycle, the lack of product diversification among the games developed and marketed prevents these companies from meeting consumer demands. MMV believes this creative concept trap has become the biggest barrier for the overall development of the industry, and aims to break this barrier through its Core Platform, business model, and development strategy to develop its original animation series and other content offerings.
MMV’s Solution
MMV’s current and future success hinge on the Core Platform approach it established to develop its animation series and genre diversification, as well as to engage UGC and PUGC creators for product development. Its Core Platform is a business model and approach that burgeons, incubates, and guides the development of its proprietary brands primarily for and from UGC and PUGC materials. It encompasses components of R&D and technical support, UGC incentive schemes, IP support, UGC community management, regulatory approval, product publishing and operation, monetization through cross-genre porting and merchandising, and strategic acquisition. All these components of MMV’s Core Platform are aimed to foster creative concepts and nurture the development of its UGC and PUGC into successfully commercialize and monetize entertainment concepts, and subsequently develop them into a wide variety of entertainment genres with a particular focus on animations, games and merchandise development.
MMV believes the functionalities under its Core Platform are capable of breaking the industry barrier. For example, creative talents, frustrated by the stagnant creative development process of the gaming industry, may elect to develop their concepts independently. However, the successful development of a game may be a daunting task for an individual or a team of PUGC creators with financial, technological, and commercial shortfalls. MMV is capable of providing these supports to PUGC creators with a burgeoning concept and incorporate the concept into MMV’s Core Platform to materialize and commercialize it. In short, MMV aims to diversify the content offering for online entertainment by breaking down the industry barriers, and simplify the creative process by promoting a model called “customer to creator” in order to reduce the frictions between users and creators. MMV believes its overall business model addresses the glaring problems of the traditional industry approach by diverting resources to a broad range of creative concepts and significantly lowering development costs.
MMV’s Achievements
MMV’s flagship brand, Aotu World, exemplifies the success MMV obtained from its culturally oriented contents and strategic approach dictated by its Core Platform. Aotu World started as an animation series, which MMV refers to as Aotu World the Animation, but quickly developed it into a sources for a collection of diverse entertainment genres, including user-generated videos, short stories, comics, and cosplay, culminating in the form of a mobile game, which MMV refers to as Aotu World the Game. Season one of Aotu World the Animation was produced and broadcasted in 2016. Since its initial introduction, over 118 television channels in Mainland China, a number of television networks in Japan, Vietnam and Taiwan, as well as numerous mainstream online video platforms have broadcasted the series. As season two and three of Aotu World the Animation were broadcasted, this MMV original series quickly became a cultural phenomenon and a top domestically produced animation brand in China. On Bilibili.com alone, Aotu World series have accumulated a total view of over 400 million as of August 2021. MMV plans to leverage this phenomenon and loyal user base to fuel its global development.
Aotu World the Game was MMV’s strategic attempt to provide an interactive medium for MMV to consolidate its brand’s UGC and for MMV to further engage its users. Aotu World the Game is UGC- enabled to provide MMV’s users the opportunity to contribute to the contents and story lines to enhance user attachment, longevity, and loyalty. MMV further extends the boundaries for UGC creation around the Aotu World brand by sharing Aotu World character model files for UGC creators’ use and development within the community. Currently, the fourth season of Aotu World the Animation and additional mobile games under the Aotu World brand are under production.
MMV and its UGC Community
MMV has accumulated a large number of loyal and active users in the course of developing its Aotu World proprietary brand, especially users in the 12 to 18 years age group. Its young and vibrant user base is technology savvy and yearns for high quality and multi-faceted virtual entertainment. MMV’s user base has developed a loyal following to MMV’s brand as a result of its broad appeal. According to public information available on Bilibili and Weibo Animation as of August, 2021, Aotu World the Animation consistently ranks among the top domestically produced animation series in terms of total viewership since its initial release. MMV’s relationship with its users, however, is more than just a unilateral relationship through which its users casually view MMV’s animation series. Its users’ devotion and loyalty to MMV’s brand are demonstrated by the UGC created in association to the Aotu World brand. MMV’s users actively participate in the production of UGC in the form of comics, short stories, short videos, and online discussions. MMV’s Aotu World UGC has accumulated a large user base on Bilibili, Douyin, Lofter, and other popular online entertainment forums and social media alike, and has become one of the popular and active sources for UGC creation in terms of the volume of UGC created. In addition to directly promoting the Aotu World brand, the UGC provides a vast resource of creative concepts and ideas that enable MMV to further develop and diversify its entertainment genre.

Aotu World exemplifies the MMV’s business model and strategy under its Core Platforms, and serves as an example to MMV’s attempts to break down the traditional industry barriers. As part of its effort to create an open community to promote its proprietary brand and cultural exchange, MMV will make Aotu World engine project files available to the public. For its users, UGC creators are afforded the maximum technical foundation to develop content offerings under the Aotu World Brand. With access to these technical foundation, PUGC creators may develop high quality animations, games and other content offerings. For MMV, this holds many important strategic implications. First, it allows MMV to strengthen its engagement of its Aotu World users. Second, the use of the engine project files serves as a screening process to separate the PUGC creators from the UGC creators. The use of the engine projects files requires a substantial level of technical knowhow, and only PUGC creators can make use of this high level resources. While our UGC creators may use the brand’s modules and other basic technical support to generate casual UGC to help MMV to promote its brand, the PUGC creators are the more sophisticated creators who may develop PUGC with commercial potential. MMV, in turn, views these PUGC creators as potential business partners. Lastly, once MMV engages a PUGC creator for the commercial development of the creator’s PUGC and facilitates the content to commercialization, it accomplishes the “creator to customer” concept valued by MMV. Furthermore, it ensures that the PUGC creators directly benefit from the potential commercial success for the continued development of the Aotu World brand. MMV believes this “money to the creator” concept incentivizes PUGC creators to participate in the brand’s long term development.
The use of PUGC and engagement of PUGC creators not only increase the talent pool for the development of its brands to supplement MMV’s internal creative team but also reduce the costs related to the development of the Aotu World brand. Most importantly, the availability engine project files in the public domain allows those truly passionate about the brand to be engaged in the continued development of the Aotu World brand in the long run.
Strengths
Value Chain Capabilities Powered by MMV’s Core Platform
MMV operates an integrated Core Platform spanning the virtual entertainment value chain, from creative concepts, animation, UGC discovery, UGC development, technology support, content production, merchandise development, and gaming development. Its Core Platform is designed to fully utilize the vast UGC under its disposal to further promote the development of the Aotu World brand as well as initiate the development of new proprietary brands using these UGCs. Its Core Platform’s capabilities include R&D and technical support, UGC incentive schemes, IP support, UGC community management, regulatory approval, product publishing and operation, monetization through cross-genre porting and merchandising, and strategic acquisition. MMV also makes available its open source assets to crowd creation resources to provide match-making services of pairing PUGC creators with game developers to facilitate product development. These capabilities drive MMV’s brand development and effectively manages creative concept development, genre diversification, and monetization. Under the approach of its Core Platform, once MMV identifies a viable concept for development, its Core Platform offers the necessary tools to materialize this concept. For development of UGC under the Core Platform, MMV will work with the UGC creators to provide the necessary support and guidance in exchange for a percentage of product ownership and future preferential cooperation rights.
One distinguishing feature of MMV’s Core Platform is its ability to identify and promote potential concepts to directly connect users to PUGC creators at a cost efficient manner. Traditional gaming and entertainment companies rely on OGC for creative sources, which require heavy investment without a certainty of return in investment. MMV, on the other hand, believes the best ideas come from the masses, and its everyday users are the best source of creative contents. Therefore, while MMV devotes significant efforts to create its original contents, MMV also encourages and affords its users the resources to develop their creative concepts. Once MMV identifies a creative concept with commercial potential among its vast resource base and foresees commercial potential with a certain group of devoted users, MMV may readily identify these users as PUGC creators and is able to guide these PUGC creators to materialize that particular concept with the tools and strategic planning MMV has in place under its Core Platform.

In addition, MMV’s Core Platform is highly cohesive. If MMV identifies a viable investment target and subsequently acquires the development right to a particular animation or gaming project through M&A, MMV can apply its approach and capabilities under its Core Platform to the target project, at any stage of the development process, to further develop and commercialize the project as an UGC-enabled and highly interactive entertainment brand or genre.
Flexibility and cost efficiency are the most salient features of MMV’s Core Platform. MMV does not rely on any particular source as the product development channel. The creative inspiration may come from in-house, independent PUGC creators who value MMV’s abilities and fit with its business model, as well as companies with a novel and developing product. Regardless of the product’s stage of development, MMV’s Core Platform may readily incorporate it into MMV’s strategic process and further its development. Deviating from the traditional industry approach, its Core Platform ensures a broad range of concepts, sometimes underappreciated concepts, to have a chance to develop and test the market. MMV’s flexible approach lowers initial investment associated with OGC creators, and thus effectively lowers the development costs. As a result, a broad range of games are introduced to MMV’s users who yearn for product variation. Whether it is the development of its proprietary brand, development of PUGC, or acquisition of viable targets with commercial potential, MMV believes the development cycle under its Core Platform facilitates and ensures the successful monetization of its pipeline of products.
A Thriving Proprietary Brand with Robust Monetization Potential
The continuing success and popularity of MMV’s Aotu World brand provide a strong base for monetization. MMV engages its loyal user base through MMV’s creative contents and strives to meet their demands for brand related entertainment genres and merchandises. MMV currently generates revenue through Aotu World the Game and sales of brand merchandises. MMV foresees mobile games and merchandise sales as its primary sources of revenue, and believes both have robust earning potentials due to MMV’s loyal user base support.
MMV recognized its brand monetization potential in early 2017. In response to popular demands for Aotu World related merchandises, MMV started an online campaign for its users to fund the design and manufacturing of Aotu World related merchandises. In return, participating users would be the first recipients of official Aotu World products. At the conclusion of the event, MMV received approximately RMB3.1 million in crowd funding. This event marked the beginning of its merchandise sales, and MMV has since developed over 1,200 Aotu World merchandises, including action figures, stuffed dolls, apparels, costumes, trading cards and other cultural items. From 2017 to 2020, its total merchandise sales increased from RMB2.8 million to RMB13.0 million, representing a CAGR of 63.8%. MMV actively manages the merchandise manufacture process and has developed reliable business relationships with trusted manufacturing partners.
MMV introduced Aotu World the Game in June 2020 as its first-attempt and trial run to monetize its brand by way of mobile game. Since its commercial release, MMV has accumulated an impressive 13 million users and generated RMB74 million bookings in the first six months of operation. In Aotu World the Game, MMV’s users are able to go on adventures and finish mission quests consistent with MMV’s animation storyline, engage friends, partake in certain lifestyles in the virtual world, and purchase virtual accessories to enhance their overall experience. The operation of Aotu World the Game has afforded MMV valuable knowledge in terms of understanding its users’ demands and expenditure needs in the gaming realm. At the current time, MMV has assembled an experienced mobile game team to design and develop the next mobile game under Aotu World titled Code Name A.T. MMV believes it is able to better monetize its mobile game genre based on the experience it has gained. MMV further believes Code Name A.T. will be able to capture a broader portion of MMV’s animation viewers to achieve greater monetization.
A Growing Product Pipeline Fueled by MMV’s Growing User Base and Creative UGC
MMV’s creative content development is a cyclical process in which MMV’s entertainment genres offer an intriguing subject matter for MMV’s users to produce creative contents. In turn, these UGC provides the source of inspiration for MMV’s product and content development. MMV’s Aotu World brand is a great example of cyclical development process. In addition to generating massive UGC contents, MMV heeds its users’ contributions and suggestions, and apply them to animation development, gaming development, and merchandise design and sales. In addition to Code Name A.T., MMV is also developing additional mobile games titled Aotu Meta Planet and Code Name Aotu. Aotu Meta Planet deviates from the strategic combat based genre of Aotu World the Game to generate a virtual leisure realm under which each user can inhabit a planet, design the social structure, and engage with other planets in the virtual universe along with virtual characters from Aotu World the Animation. Code Name Aotu is a match-3 game developed under the Aotu World brand. Through its gameplay, Code Name Aotu users are able to unlock new storylines and missions independent from Aotu World the Animation.
Beyond the Aotu World brand, MMV introduced its second originally-developed animation series titled Neko Album, in which MMV’s users follow the pleasant and warm everyday life stories between the young vibrant characters and their Neko-girls. The characters and storylines are scripted in observance to the vast UGC materials and trends produced by MMV’s users, and MMV believes Neko Album will be its second proprietary brand to resonate with its target users and expand MMV’s current user base.
MMV’s pipeline of entertainment products are truly inspired by and designed for its users, and MMV will continue to make available its animation and game development sources files and tools to encourage user participation and drive more PUGC creation. The UGC produced by its loyal user base provides continuous sources of creative inspiration for MMV to expand its current content offering as well as develop new proprietary brands to broaden its appeal to a greater age group of audiences.
A Visionary and Experienced Management Team
MMV’s Chairman and CEO, Mr. Yiran Xu, is an entrepreneur and industry pioneer with over 27 years of experience in the online gaming and entertainment industry. Mr. Xu is among China’s first generation of game developers, and has founded and guided the development of numerous accomplished companies, such as Leyou Technology Holdings Limited, Perfect World Co., Ltd., and other prominent companies in the gaming industry. As an industry innovator, Mr. Xu is a strong proponent of MMV’s Core Platform approach in gaming and entertainment development, and his direct input has further perfected this relatively new industry model for content creation and product development. In recognition of his accomplishments in the gaming and entertainment industry, Mr. Xu was recognized as one of the top ten most influential gaming industry leaders by the China’s National Radio and Television Administration in 2016. In addition to his experience in the gaming industry, Mr. Xu is also an experienced venture capital expert and served top executive positions at multiple publicly listed gaming companies. Mr. Xu led the highly profitable investments in, among others, SNK (Japan), Cryptic Studios, and Runic Studios. Mr. Xu also oversaw the acquisition of Digital Extremes, Splash Damage, and other popular games in association to his tenure at Leyou Technology Holdings Limited and other previous employments. Overall, Mr. Xu’s knowledge of the industry and experience in international business operation and M&A will help guide the growth of MMV.
Mr. Xu is supported by MMV’s team of experts in content development, technology, business management, and finance. In addition to its internal support team, MMV also actively engages outside industry experts to serve as external consultants and advisors. Consistent with MMV’s business model, MMV’s core team has established an open-minded work culture to ensure that MMV does not lag behind in creative concepts and the global trends. The engagement of external consultant provides further assurance that the development strategy of MMV is closely examined and vetted by visionary industry leaders whom are often at the forefront of the industry wave.
Strategies
Continue to Enhance MMV’s Core Platform
MMV’s Core Platform is the engine that drives MMV’s content and product development process. While MMV believes its Core Platform and key components represent an innovative approach for product development, it recognizes that the Core Platform must constantly improve in order to meet the ever-changing industry and consumer demands. Therefore, MMV will continue to invest and upgrade its Core Platform to ensure that it is able to adapt to the demands and challenges of a new market.
More specifically, MMV is focused on strengthening the technology support it offers to its UGC and PUGC creators in order for them to develop their creative concepts. First, MMV will invest in remote development infrastructure to allow its UGC and PUGC creators to closely communicate and work with MMV’s internal team. Second, while its current user base is primarily concentrated in the PRC market, MMV fully anticipates to work with global UGC and PUGC creators. Therefore, devoting resources to establish an accessible forum, including a multi-language translation feature to promote global communications and work processes, are key goals under MMV’s Core Platform. Third, MMV intends to incorporate artificial intelligence, or AI, technology into its overall technology support to offer basic art work design and program coding services to its UGC and PUGC creators. All these components are aimed to simplify the workload of MMV’s content creators to guide and accelerate the development of creative concepts. Finally, MMV will continue to upgrade its monetization scheme under its Core Platform to maximize the return of its brand development.
Expand MMV’s Content Offering Through Strategic Acquisitions
Mr. Yiran Xu and MMV’s team have extensive experience in gaming company acquisitions, and subsequent business development experience in the PRC and the global market. MMV intends to utilize these experiences to diversify its content offering through strategic acquisitions. This business approach is also an important element of MMV’s Core Platform approach. While UGC are its source of inspiration for product development, MMV also actively looks for developed gaming products to provide a more open playground for its users to express their creative ideas. In addition to the original content MMV develops, the acquisition of promising games and other entertainment genres is a viable way to supplement MMV’s operation and enrich its content offering. MMV’s team will utilize its experience and understanding of the special characteristics of the Chinese consumer group to identify potential acquisition targets globally, modify its contents suitable to the PRC market demands, and promote these games to the vast user base of the large population of young Chinese consumers. Its capabilities in mobile game development, strong UGC bases, and management of UGC communities makes MMV an appealing business partner among the global market participants, and these same capabilities enable MMV to monetize its expanded content offerings. MMV believes strategic acquisitions afford it a method to accelerate the growth of its content offering and broaden MMV’s appeal to its user base.
Continue to Broaden MMV’s User Base
MMV’s continuing development and success hinge on the support of its users. MMV’s earning potential is based on its strong user base, and MMV desires to maintain and expand its user base through providing products and services to meet their entertainment needs. At the same time, MMV will continue to open up its content creation channels to meet its users’ urges to participate in the creative process. The persistent and loyal support of its users significantly lessens MMV’s need to spend excessively on advertising and promotional campaigns. Currently, MMV’s core user group is between the ages of 12 and 18, and MMV strives to expand its user group by product diversification to garner the interests of audiences in different age groups. For its UGC and PUGC creators, MMV aims to provide greater technical and financial support and regulatory guidance under the Core Platform to afford them the opportunity to develop and potentially commercialize their concepts.
Broadening MMV’s user group also has a significant implication for MMV’s Core Platform and business model. MMV believes the most creative concepts come from its users, and a broader user group increases its creative pool for UGC. Each specific age group has its own experience and take on life and entertainment, and a broader user group diversifies the UGC to fuel MMV’s creative development. By attracting a broader age group of users, MMV is able to better understand and anticipate market demands. MMV believes, as it implements greater utilization of UGC and PUGC, it will be able to attract a broader spectrum of users. As its user base expands, MMV provides valuable matchmaking service to connect users with creative ideas with PUGC creators around the world. This matchmaking service aims to establish certain synergy in which users and developers with similar interest may join forces and work towards developing a successful product. This cycle ultimately lays the foundation for MMV’s future success.
Strengthen MMV’s Monetization Capabilities
MMV intends to realize its monetization potential through strategic planning. MMV generates a large portion of its revenue through its merchandise sales and mobile game operation, and it plans to strengthen the monetization capabilities for both categories. MMV initially sold Aotu World merchandises through online retailers, such as TMall, and has engaged in discussions with prominent offline distributors and merchants. MMV believes that by engaging offline distributors, it may expand the reach of its merchandise to a broader consumer group beyond its user base. In addition to Aotu World merchandises, as MMV continues to develop other brands, such as Neko Album, it will leverage its experience from Aotu World to accelerate the promotion of merchandise for these brands.
MMV’s mobile game remains an important segment of its revenue generation, and the continuing development of the Aotu World mobile games is one of MMV’s top priorities. There are three games currently in development under the Aotu World brand, and MMV believes Aotu World will continue to provide the creative inspiration for a growing pipeline of games. In addition to Aotu World games, MMV has developed the first game under Neko Album to expand its games portfolio. As MMV continues to expand its gaming content offerings, develop more proprietary brands and broaden its user base, it may deviate from the traditional live service revenue stream, in which a company relies on one particular game to generate sustaining income. Instead, MMV may package its games and afford its users more options for gameplay.
MMV believes its brand diversification for merchandise sales and gaming promotion will afford it the ability to enhance its long-term monetization. Furthermore, as MMV broadens its content offerings in the future, it will carefully tailor a business strategy to maximize its commercial potential.
MMV’s Core Platform
As an industry innovator built on creative contents, MMV focuses on establishing a system that nurtures the development of creative UGC and PUGC, rather than focusing on one particular brand, to ensure a consistent stream of high quality gaming and entertainment products are generated for its users and to garner long-term success. MMV’s Core Platform and the capabilities it encompasses provide the systematic structure to enable MMV to achieve this goal.

The Core Platform

Creative Products
Creative Products Commercialization
Screening & Incubating / Development Supporting
Mobile Games Monetization/ IP Managing
Core Platform
Matchmaking
Global Publishing
Motivating & Serving
Creators
Channels
Players
Core Platform Resources
Strategic Acquisitions
UGC Community Management
Incentives
Technical Support
IP Support
Cross Promotion
Regulatory Guidance
Genre Diversification
Merchandise Marketing and Sales
Monetarizing

MMV’s Core Platform is the engine that drives the cyclical process starting from UGC game conception and development, commercialization plan and implementation, marketing and distribution. Upon completion of a development cycle, MMV gathers meaningful input from its users and market participants to restart the creative process of identifying content creators and creative concepts to initiate a new development process. The Core Platform’s functionalities are enabled by the following components:
Strategic Acquisition Activities
MMV’s chairman, Mr. Yiran Xu, is in charge of MMV’s overall strategic development and leads its M&A team for global strategic acquisition of potential gaming and entertainment assets to expand MMV’s content offering. MMV will leverage Mr. Xu’s experience and vision to actively select targets with commercial potential and mature products that have broad market appeal and large UGC potential. Once MMV identifies and acquires a target, it utilizes the tools and strategies under the Core Platform to further the target’s development by exploring the feasibility of creating an animation series, enable its UGC compatibility, incentivize the development and spread of UGC to further promote the popularity of the original content, and create more value by monetizing its contents through diversified forms of entertainment such as mobile and console video game development, animations production, merchandise, sales as well as distributing these content offerings to additional geographic market including the large Chinese consumer market.
Management of UGC Communities
MMV’s proprietary brand Aotu World maintains a large online community following on some of the most popular online forums and social media platforms, such as Weibo Blog, QQ Messenger, WeChat, Bilibili, Douyin, and Lofter. MMV’s content developing team actively manages these social media groups and monitors UGC and its creators to develop ideas with commercial potential. MMV pays special interests and attention to its long-term UGC creators. If it believes a particular UGC creator has exerted sustained devotion to MMV’s brand and demonstrated the qualities and skillset of a high quality UGC creator, MMV will designate the UGC creator as a PUGC creator and will actively engage the PUGC creator to explore cooperation opportunities.
Incentive Plan for PUGC
MMV maintains and implements incentive plans to encourage the development of PUGC for high quality contents under MMV’s proprietary brands. MMV’s incentive plan includes a combination of honors and recognitions, monetary awards, bonus, initial development fund and long-term revenue sharing scheme. In a typical engagement of a PUGC creator, MMV identifies a creative idea at the early stage under the development of a PUGC creator. If MMV believes that the PUGC may have broad market appeal but its creator may lack the necessary resources or comprehensive skillset to further develop this early concept, then MMV will provide financial support to the PUGC creator to further develop his/her concept. To protect its investment interests, MMV executes a cooperation agreement with its PUGC creator to specify the general terms of MMV’s cooperation and future financial interests allocation.
Technology Support
One of MMV’s goals is to establish an open-source technology hub to cater to the technical needs of its UGC creators. MMV has developed technology and toolsets to produce high quality animations at a lower costs. MMV also invested and developed technologies that could substantially reduce the amount of work for developing new games and game modules. MMV primarily uses most commonly used software such as Cocos, Unity and Unreal to develop its animation and games. MMV has developed tools under these open-source software and may license these tools to its creative users. MMV’s proprietary know-hows and knowledge also include programing modules and codes MMV created for its brands, and MMV has made these programing modules and production process available through public channels. By doing so, MMV’s users may generate animation videos based on their own storylines, design alternative missions for Aotu World the Game, and even design a new game or a new animation series using MMV’s know-hows. All these efforts are implemented to actively promote user participation of MMV’s products’ creative development process. To protect MMV’s proprietary know-hows, MMV’s users must agree to an end-user agreement to acknowledge that any products produced using MMV’s proprietary information are subject to MMV’s withholding rights.
IP Support
One of the most significant barriers that hinders the development process for an individual PUGC creator is the costs to obtain copyright and trademark licenses. If MMV believes its PUGC creator has made meaningful progress towards realizing their creative concept, MMV may license its copyright and trademark to the PUGC creator to alleviate any intellectual property restrictions. Similarly, MMV has accumulated a large set of art assets, including pictures, animation, and sounds, and it may offer these proprietary contents to its PUGC creators to foster their initial creative development. Likewise, if MMV’s

PUGC creators need to obtain copyright and trademark license rights from a third party to further develop their creative concept, MMV may support their request by negotiating the license right with the third party on behalf of the PUGC creator. MMV utilizes its status as an established company and the extensive license negotiation experience of its management team to secure the needed third party intellectual property to aid the development of MMV’s PUGC.
Game Cross-Platform Opportunities and Support
The gaming industry is primarily dominated by hardware platforms including mobile, console, and PC. Of the three, the mobile game sector currently has the broadest market coverage due to consumer preference for mobile gaming channel, and thus has the highest earning potential. Some highly successful gaming creators in the global market continue to focus on the development PC and console games, and may lack the technical know-how to extend their popular console or PC games to the mobile platform, a process referred to as porting. This circumstance significantly limits these companies’ consumer coverage and commercialization. This type of company represents a viable acquisition targets and potential business partners as MMV possesses the capability to convert these popular PC and console games to the mobile platform and introduce them to the vast PRC gaming market. Similarly, MMV may also further develop a popular mobile game into console or PC games to expand the game’s market reach and appeal with a particular focus on enabling UGC support for PC games.
In addition to its broad market potential, China currently possesses the most advanced mobile game porting and game recreation talents and capabilities. MMV plans to utilize this macro market advantage and expand its game porting capabilities. MMV’s ability to provide game porting services to its partners further strengthens MMV’s credibility to these potential business partners.
Product Publication and Regulatory Guidance
The publication of telecommunication contents, including mobile, PC and console games, are regulated by the PRC’s National Radio and Television Administration. The game operator must apply for and obtain a gaming license from the National Radio and Television Administration prior to commercialization. The application process is a complicated one, and a daunting task for PUGC creators and international gaming companies seeking to enter the PRC market. Mr. Yiran Xu and MMV’s team have significant experience in obtaining this license from the government agency. Mr. Xu has led the effort for the successful publication of numerous games in the PRC market, and his leadership and guidance for the publication process have immense value in obtaining this license and other government approvals related to gaming publication.
Cross Promotion
MMV does not undertake any systematic advertising campaigns. Instead, its word-of-mouth marketing is effective in promoting its brand and products due to MMV’s strong and loyal user base. This marketing strategy may extend to the promotion of MMV’s new brands and entertainment products. It may also provide a viable channel for MMV to actively promote its PUGC products created by its partnering PUGC creators. MMV will use its credibility among its users cautiously, and selectively promote its PUGC products in order to preserve its reputation among its support base. Currently, the cross promotion relationship is only a unilateral one, as MMV’s PUGC creators have not matured to develop their own fan followings. MMV believes, however, as its PUGC creators elevate, they may potential create contents for multiple MMV products and brands. As these PUGC develops, the creators will accumulate a user base of their own and establish a reputable brand on their own. At that point, this positive cycle enables the cross promotional activities to become a mutual relationship, and MMV’s PUGC creators may promote MMV’s contents and enable both sides to reach a broader user base.
Merchandise Marketing and Sales
MMV has incorporated the merchandise marketing and sales functionalities it developed under its Aotu World brand to its Core Platform. MMV has established a mature team to oversee its merchandise marketing and sales including product design, quality control, inventory management, distribution, and customer services. It also utilizes the PRC’s manufacturing abilities and engages trustworthy manufacturers to produce its merchandises rather than allocating significant capital for such a need. As MMV develops additional proprietary brans, it will expand its merchandise portfolio to include items beyond the Aotu World Brand to further enhance its revenue base and provide new monetization strategy for its operation.
Monetization
All functionalities under MMV’s Core Platform are aimed to better monetize MMV’s products and services. MMV’s strategic acquisition planning, fostering of PUGC, and support to its UGC creators ensure a consistent stream of innovative content offerings. MMV’s regulatory expertise aims to guide the successful publication of its products. MMV’s game diversification and porting services, and merchandises sales are its main revenue generation channels to provide the capital resources to sustain the operation cycle developed under its Core Platform.
MMV firmly believes making its brands and products UGC-enabled enhance its products’ long-term monetization capabilities. In particular, games with UGC support may have longer user life cycle compared to OGC. The monetization plan for OGC created contents and games is characterized by revenue generated from a finite scope of contents and game play. Players for OGC contents do not have the opportunity to contribute to a game’s development, and the OGC contents’ revenue generation ability fades as players lose interest in gameplay due to the limited contents. On the other hand, UGC-enabled games and genres actively promotes user engagement and involvement in product development. The UGC-enabled features unlock games design variety to extend the product’s life cycle, and thus extends its monetization life cycle.
Summary of MMV’s Core Platform
MMV’s Core Platform and its functionalities provide the flexibility needed by users, PUGC creators, and MMV. MMV’s Core Platform provides the matchmaking service, in which MMV provides the expertise as the creative director to PUGC creators to join forces and develop underappreciated creative concepts with commercial potential to diversify content offerings available in the market in satisfaction of MMV’s users’ demands. Under this approach, MMV’s PUGC creators, whom MMV views as its business partners, offer a commercial feasible creative concept, and MMV provides the structure support to guide the development of the creative concept every step of the way to reach commercial success. As a result of this approach, MMV provides a community in which PUGC creators from around the world can interact and work together to develop a product. In addition to connecting PUGC creators with a common interest, this strategy also lowers the cost of production for MMV. MMV believes this efficient approach, cooperative model, and broad appeal will sustain its long term development.
Industry Trends
MMV primarily operates in the vibrant animation and games industry in China. MMV’s business model is to use its proprietary animation brands to develop a portfolio of contents including mobile games, and this business model is consistent with the overall industry trends in the PRC.
In recent years, the source of creation for mobile games exhibited trends of diversification and higher flexibility. In particular, original animation series, along with client games and literature, has become one of the top three sources for mobile game development. For mobile games developed based on animation series, Japanese animations and domestically produced animations remain the two major sources. However, the mobile games developed based on Japanese animations have experienced homogenization issue where the same subject matters were used to developed similar styled mobile games. As a result, users may prefer mobile games developed based on domestic animations due to domestic animations’ stronger cultural connections and product innovation.
Industry participants and experts have noted that as proprietary animation brands become exhausted by the mobile game sector, the creation of new animation brands is key to sustaining the mobile game development, and Chinese domestic animations can address this pressing need due to the understanding and use of China’s rich historical and contemporary culture. China’s cultural values and contents have long been the creative sources for movies and televisions, and in recent years, animations begin to flourish under the same stream. As animation producers continue to explore, innovate and produce animation based on Chinese culture, MMV believes the same cultural based games will gradually become an industry mainstream in China. As noted by a recent public industry report, 28 of the top 50 domestically produced games in China are cultural-themed games.
MMV believes that culturally driven contents will be the key creative inspiration for Chinese animations and online content offerings, and the popularity of an established domestic animation will continued to be used by game developers. Domestically produced animations and games greatly benefited from Chinese cultural contents, and in turn, contemporary Chinese cultures are further promoted by the growing popularity of Chinese animations and games in the global market.
The Aotu World Brand
Introduction
Aotu World is MMV’s most recognized proprietary entertainment brand. It is the product of MMV’s observation and understanding of China’s contemporary culture to meet the new generation of sophisticated and culturally-aware consumers. Aotu World was first introduced to the public as an original animation series and quickly became a cultural brand. Due to the success of the animation series, MMV expanded the Aotu World’s entertainment genres and contents to mobile games, brand merchandises, comic strips, and UGC. Since the initial introduction of Aotu World the Animation in 2016, MMV has produced three seasons of the original animation series, published one mobile game, marketed over 1,200 brand related merchandises, and led the wave of UGC. As a result of these efforts, MMV has developed a large following among the young entertainment consumers. And this passionate embracement of its Aotu World brand by its users motivates MMV to further enrich its contents. Currently, the fourth season of Aotu World the Animation and Code Name A.T., a card collecting mobile game, are under production. In addition to Code Name A.T., MMV is also developing a social stimulation game titled Aotu Meta Planet and a match-3 game titled Code Name Aotu to supplement its main Aotu World the Game series. MMV’s Aotu World products are UGC-enabled to allow MMV’s users to participate in the creative development process.
Aotu World the Animation
Strategic Development of Aotu World the Animation
To the generations of animation producers and viewers, 1960 to 1980 is widely considered the golden age of domestically produced animations in China. Since that time, China’s animation market has been dominated by Japanese and American animations with very few iconic domestic brands. While generations of Chinese consumers were able to broaden their horizons and gain exposure to diverse culture values, the promotion and development of contemporary Chinese cultural values by way of animation for Chinese youths lagged behind due to the stagnant industry development during that period.
MMV believes that the 2,000s is the renaissance of China’s domestically produced animations, and that Aotu World has and will continue to contribute to the advancement of China’s cultural values through animation production. The first three seasons of Aotu World the Animation have generated strong resonance among the young users in China. According to public data available on Bilibili, Aotu World the Animation has generated over 400 million online viewership on Bilibili as of August, 2021. In addition, there are currently approximately 2.5 million Bilibili users that subscribe to follow the continuous broadcastings of Aotu World the Animation as of August, 2021. MMV believes that Aotu World the Animation has truly become a Chinese cultural phenomenon. Therefore, MMV strives to reverse the long-term trend of cultural influx in recent times and aims to step up its efforts to promote Auto World in the overseas markets and present the product of contemporary Chinese culture to a larger stage.
MMV recognizes that Aotu World the Animation is the foundation of the brand’s commercial success and will continue to devote resources for the further development of Aotu World the Animation to solidify this foundation. MMV believes, with this foundation in place, it can diversify the genre of Aotu World’s content offerings and sustains its product development to ensure MMV and the brand’s long term success. MMV also acknowledges that Aotu World the Animation is only the start of MMV’s development of iconic animation brands, and will continue to devote itself for the creation of original contents and development of proprietary brands in an effort to promote contemporary Chinese culture values.

Overview
Aotu World the Animation is a 3D animation series MMV created based on its original contents. The story of Aotu World the Animation takes place at a fictitious universe called “Aotu World” created by an omnipotent god-like figure, referred to as the Creator, who controls the destiny of people living in his universe. However, the Creator has reserved a single path for the people to change their fate — the Aotu Tournament. Each contestant of the Aotu Tournament will be granted a unique elemental ability that they must explore and improve on their own through various competitions. The winner of the Aotu Tournament is granted one wish to change his/her life. The main storyline follows the beloved characters on their journey to win the Aotu Tournament.
The launch of Aotu World the Animation has created a culture wave among the young generation of entertainment consumers in China and has subsequently fueled the creative passion among MMV’s users. The animation series’ beloved characters like King, Grey Phantom Shitou, Kalie Ray and Godrose became virtual idols and household names among MMV’s audience. As a result of these devoted followings, a large amount of UGC including fan fictions, fan arts, and most notably, fan videos, surfaced to compose MMV’s vast UGC contents.

MMV has produced and broadcasted three seasons of Aotu World the Animation. The series was broadcasted on over 120 television channels in China and television networks in other Asian countries. The first season was broadcasted online on video platforms in China and internationally, including Bilibili, Tencent Video, and YouTube. Due to its popularity and its high user congeniality match with Bilibili’s user base, MMV signed an exclusive broadcasting agreements with an affiliate of Bilibili in January and November 2019 for the series’ exclusive online broadcasting right on Bilibili in the PRC for season three of Aotu World the Animation. In China, Aotu World the Animation has been constantly ranked among the top three animations on the Weibo Anime List. MMV is also expanding the reach of Aotu World the Animation to the global market coverage and has reproduced the series in English, Korean, Japanese and Vietnamese. MMV expects to release the fourth season of Aotu World the Animation in 2022.
Awards and Recognitions:
In the 2018 Portrait Report of the Generation Z Consumers, referring to people born in the 2000s, sponsored by the All-China Students’ Federation and jointly issued by the QQ Database and China Youth Daily news organization, Aotu World the Animation was recognized as the number four most popular animation series among the Generation Z consumers, and the number one animation among domestically produced animation series. The All-China Students’ Federation is an organization of China’s top secondary and collegial education institutions. Its recognition of Aotu World is an endorsement of MMV’s cultural values and profound perspective on providing meaningful original contents to the young generation of consumers. The appreciation of Aotu World by the Generation Z consumers is further substantiated by the viewership data available on Bilibili. According to the public information, the third season of Aotu World the Animation is the most popular domestically produced animation series in 2020 among the Generation Z consumers on Bilibili.
In addition to the award by the All-China Students’ Federation, Aotu World has received numerous prestigious awards from prominent industry organizations. Aotu World was recognized as one of the Top Ten Copyright Cooperation Holders in 2020 issued by the Copyright Protection Centre of China as well as the Top Ten New Animation during the 2018 China IP Industry Annual Conference for MMV’s development of the original contents and promotion of contemporary Chinese culture. MMV received the 14th Annual China Comic Golden Dragon Award Bronze Medal issued by the China International Comics Festival for Aotu World as one of the most popular internet animation series. In recognition of its overall achievements, Aotu World the Animation was selected as a strategic partner by the 2017 China International Comics Festival.

Aotu World the Game
Aotu World the Game is MMV’s first generation mobile strategy role-playing game launched in June 2020 in China. The game retains the main storyline of Aotu World the Animation, and game users enter the virtual Aotu World as Trainee Angels. The users interact with original characters to complete game quests and missions for the ultimate goal of entering the Aotu Tournament as a finalist of the competition. Aotu World the Game uses a tile-based gaming style which users exerts different actions based on each character’s unique ability by stepping on different types of tiles. The users can level-up their character with the resources they collect during gameplay. Aotu World the Game actively promotes interactions among users. The users may complete missions individually or join forces with other users to reach certain gaming milestones collectively. In addition to the quests and missions under the main storyline, MMV’s game also includes a user versus user competition mode, which an individual user may interact, battle, and compete with their friends from real life or the virtual world.

In addition to the competitive experience, users enjoy unique social experiences through in-game messaging systems and sending bullet comments that are visible to the entire virtual Aotu World. The game also allows users to customize their appearance, including facial features, hairstyles, and outfits to personalize their virtual appearance. Consistent with MMV’s approach of promoting UGC, Aotu World the Game includes a “mini-theater” function for users to create their own stories by engaging non-player characters, or NPCs. The NPCs are AI-enabled and may carry an extended conversation with the users for a variety of topics.
Aotu World the Game provides in-game purchases to enhance the users’ gameplay experience, and users can purchase game currencies such Star-stones and Aotu Coins to make purchases for in-game items. The users can also purchase the Star Monthly Card, which is a monthly plan package that includes in-game items such as Star-stones, health points, and special offer items.
Aotu World the Game attracted over 11.5 million registered users in pre-launch and the first month of operation in China, and has attracted over 14.5 million registered users as of August 2021. The popularity of the Aotu World brand and the loyal user base have been the key contributing factors for this impressive user data.
Code Name A.T.
MMV is currently developing Code Name A.T. as the second game based on Aotu World the Animation designed for mobile gameplay. Code Name A.T. continues the brand’s UGC-enabled feature to encourage user participation and UGC development. Code Name A.T. is a card-collecting and card-matching games incorporating elements from the main storyline of the animation series and supplemented with supporting storylines to increase the overall gaming experience.
MMV recognizes the importance of its game design to cater to the preference of Aotu World users for the game genre, storyline consistency and graphic style. The game adopts a simple and straightforward design concept and a casual battle gameplay to promote the overall gaming experience to improve user retention.
Aotu Meta Planet
MMV is also developing a social simulation game titled Aotu Meta Planet. In this game, each user owns a particular planet, and may freely explore their planet to engage in various daily activities such as farming, building and resource gathering. By making their planet a better place to inhabit, users attract friends and animation character to visit their planet, interact with them to develop a better relationship, or have them become permanent residents of their planet. As they proceed with the game, users can further decorate and customize their planet to display its unique features. When users reach a certain level of sophistication, they will also be able to design mini-mission stages and share them with the entire Aotu Meta Planet gaming community. Concurrent to this planet development process in the virtual world and the actual gaming content contribution outside of it, MMV’s users will obtain unique social and creative experiences from the overall gameplay.
Aotu Meta Planet provides MMV’s users with abundant freedom and opportunity for UGC creation. The straightforward game strategy enables MMV’s users to conceptualize, visualize, and realize their ideas easily on mobile devices. MMV also plans to offer professional PC tools to its PUGC creators who desire to create more sophisticated works. In addition, MMV plans to incorporate more cutting-edge technologies, such as virtual reality and AI technology, to enhance gameplay experience.
Code Name Aotu
MMV is also developing Code Name Aotu as its fourth game under the Aotu World brand. It is designed as a match-3 game with each match leveling up users’ characters to defeat the boss in each mission. Code Name Aotu is developed to target MMV’s young female user base. The main quests of Code Name Aotu follow the storyline of Aotu World the Animation. Aotu World the Animation’s original characters will be the game’s main point of attraction. In addition, users are able to unlock stories and comics from un-broadcasted contents of Aotu World the Animation. MMV believes the unique combination of gaming and comic book story-telling style will create an immersive experience for its users
Other Animations, Games and Products Under MMV’s Pipeline
Neko Album
Neko Album represents MMV’s devoted effort to develop additional proprietary brands. MMV’s approach for Neko Album models after Aotu World, and have developed an animation series and a mobile game under this brand. MMV has launched Neko Album the Animation and Neko Album the Game in August 2021.
The first season of Neko Album the Animation uses a first-person perspective to tell the story about the pleasant and warm everyday life stories between the young vibrant characters and their Neko-girls. The main storyline takes place in a fairy island where humans and egg-shaped kittens live together in harmony. Waken by the strong emotional connection with humans, the kittens grow into Neko-girls and adjust to the human life on the island. Neko-girls have their own careers and dreams. They may operate a grocery store chain, train to become a social idol, study in the realm of magic and explore other aspirations. Each episode of the animation is about five minutes in duration and MMV releases one new episode per week. The animation series adopts the advanced 3D modeling, 2D rendering art style and an innovative rendering process to ensure the expressiveness of the animation while effectively reducing production cost.
Neko Album the Game is a casual simulation game aided by storyline narratives. For its gameplay, the users adopt and raise kittens to establish an personal bond with these kittens. After a nurturing period, the kitten grows to become a Neko-girl, and the users may explore unique stories and adventures with different Neko-girls. The game features a dress-up model that allows the users to personalize the apparel and appearance for their Neko-girls. The users may also go on adventures and travel with their Neko-girls to different sites. Each Neko-girl has an unique personality, and the overall goal of the game is to engage different Neko-girls in gameplay and unlock the full storyline with them.
Neko Album is still in the early stage of development, but MMV envisions that Neko Album will become its second iconic cultural brand to engage its users and promote the development of UGC and PUGC. Under the guidance of MMV’s Core Platform, MMV will actively encourage the UGC community for Neko Album to establish a loyal user base. MMV will utilize the UGC as the creative source for additional genre diversification.
Code Name Rabbit Hole
Beyond animations, merchandise and mobile games, MMV is currently developing an innovative messaging app catered to its target audience of animation enthusiasts. Code Name Rabbit Hole is a messaging app that transforms users’ verbal exchange into a comic book story and short anime videos in real time, and enables the contents created to be shared and spread with the UGC community and various social media platforms. MMV believes its creative users not only seek to express their colorful personalities through UGC short videos or paintings, but also enjoy the animated exchange in daily communication among friends. Code Name Rabbit Hole utilizes MMV’s knowhow and advantage in animation production to develop a messaging app that allows its users to present their dialogues beyond words and emoticons. Code Name Rabbit Hole maintains a database of animation characters, backgrounds and situational theatrical property, and employs AI-technology to generate such virtual expressions based on the detection of users’ verbal exchange. User’s attachment and loyalty to the popular animation characters will strengthen MMV’s user engagement. At the same time, Code Name Rabbit Hole users also garner a sense of creative achievement through the simple task of verbal exchange. MMV hopes that the creation of Code Name Rabbit Hole will further strengthen its close-knit UGC community.
Code Name 7Doc Universe Vtuber
In an effort to further engage its target audience, MMV will develop a series of new animation material for the existing characters under MMV’s Aotu World and Neko Album proprietary brands for a virtual interaction platform titled 7Doc Universe Vtuber. Under this platform, users can take on the persona of their favorite characters to do broadcasts, streams, or voiceovers, to give users the creative freedom for self-expression and communication. This also lowers the barriers for UGC, which would make MMV’s proprietary brands more well-known among the internet community.
Code Name 7Doc Universe Vtuber utilizes MMV’s expertise in 2D and 3D model production and world creation, and takes advantage of MMV’s established proprietary brands to develop new animation materials for fan-favorite characters. This material will be open for public use, making it accessible for passionate users to appear as their favorite characters with their own personal interpretative twist. As a result, users are able to use these characters to the full extent of their imagination to host online games, do broadcasts and streams, and even do voiceovers for self-produced animation dramas. The immersion of users into the characters makes user engagement more meaningful, reinforcing user loyalty and attachment to the MMV brands.

Code Name 7Doc Universe Vtuber also opens the door to UGC, where users will more likely share their Vtuber videos on video, livestream, and short-video platforms. MMV believes that the anticipated increase of UGC as a result of the Code Name 7Doc Universe Vtuber will introduce MMV’s proprietary brands and characters to new audiences on these video and streaming platforms, and will also encourage like-minded fans to participate in UGC. MMV further believes that the development of new user-oriented animation material will strengthen the MMV brand, hence creating a welcoming online UGC community.
MMV’s Users
MMV has accumulated a large and loyal user base through, among others, its Aotu World the Animation series and Aotu World the Game. Beyond the ratings and viewership numbers and gameplay numbers, MMV’s highly active fans demonstrated their devotion to MMV’s proprietary brand by the volume of UGC contents they created.
MMV’s Loyal User Base
MMV has accumulated a large online following across the major online platforms and social media platforms in the PRC, and its fan base is quickly growing in the global market. The first three seasons of Aotu World the Animation were broadcasted on various major online video platforms, including Bilibili, Tencent Videos, Sina Videos, Mango TV, iQiyi, and Youku. On Bilibili.com alone, Aotu World series have accumulated a total view of over 400 million as of August 2021. Since MMV entered into an agreement with Bilibili to exclusively broadcast Aotu World the Animation on its platform, the number of Long-term Following Fans, which are users that subscribed to follow the continuous broadcastings of MMV’s animation on Bilibili, has reached more than two million as of August, 2021. Aotu World-related UGC videos on Douyin have generated more 6 billion hits and views as of August, 2021. Auto World the Game attracted over 11.5 million registered users in pre-launch and the first month of operation in China, and has attracted over 14.5 million registered users as of August, 2021.
MMV’s Aotu World brand is quickly gaining international online user support. In 2019, the animation series was broadcasted on television in Japan by Asahi Broadcasting Corporation, and the audience rating reached 17.2% during the designated time slot. In the 2020 TAAF×Bilibili China-Japan Animation Awards, Aotu World won the second place for most popular animation among PRC produced animations in 2020. Aotu World the Animation’s viewership is rising in the global as demonstrate by growing viewership numbers on YouTube. MMV believes its user base for the Aotu World brand will continue to grow in the future as it continues to promote its brand through animation and mobile games.
MMV’s UGC and UGC Creators
MMV’s large user base contributes to the voluminous UGC for MMV’s Aotu World brand. On Douyin, Aotu World themed UGC videos (including video parodies, fan events, animation re-editing, and other video contents) have generated over 6 billion hits as of August, 2021. Aotu World’s official account Douyin has 1.3 million followers as of August, 2021. On Weibo Blog, Aotu World related contents have generated more than 600 million readerships as of August, 2021. Due to Bilibili’s popularity among young consumers, the online video platform has become a prominent forum for the Aotu World community to gather, discuss everything that relates to Aotu World, and share UGC. UGC published on Bilibili increases at an approximate rate of 200 new content materials per week, on average, since its initial release. Bilibili also features some of the most active and charismatic UGC creators for Aotu World.

MaoGuYeZhi is one of MMV’s most charismatic UGC creators. He generates commentary videos after each episode of Aotu World the Animation to discuss the plot and development of the show. He delights his viewers with funny takes and anecdotes and in return receives unique comments and bullet comments from other users. MaoGuYeZhi has accumulated around 370,000 followers on Bilibili partly due to his UGC for Aotu World.

Lofter, an artistic UGC forum devoted to fans of every genre, has become another prominent gathering community for Aotu World users. According to the public report titled China’s 2019 Internet Quarterly Report published by QuestMobile, Lofter has more than five million monthly active users as of September, 2019. MMV has accumulated over 200,000 users on Lofter for Aotu World. Based on data published by Lofter, its Aotu World UGCs were the second and fourth most popular Lofter UGC in 2018 and 2019, respectively. As of August 2021, Aotu World was the third most popular animation, comics and games, or commonly referred to as Er Ci Yuan in Asia, for UGC. In addition, Aotu World consistently ranks as the most popular brand on Lofter’s Popular Artistic Painting and Drawing Poll. Overall, Aotu World regularly occupy one of the top positons on Lofter’s most popular products poll, beating top foreign and domestically produced animations, comics and games alike.

RanShaoYuanYe is one of MMV’s most active UGC creators on Lofter. She has contributed a large number of illustrations and cartoons on Lofter. Her most popular artwork received 120,000 hits.
MMV actively engages UGC creators like RanShaoYuanYe to participate in its artistic design, storyline, and character discussions.

MMV’s Core Users
Based on the user base statistics and the UGC volume statistics, MMV concludes that it has accumulated more than 14 million core users under its Aotu World proprietary brand. The core user group is based on the number of registered users of Aotu World the Game. MMV believes this group consists of brand users who extended their love and loyalty of Aotu World the Animation to Aotu World the Game. With the support of its core users, overall user base, and the UGC they create, MMV believes it is able to develop additional proprietary brands, produce a variety of entertainment genres under each brand, and expand its user base to a wider user age group to sustain its long-term business operation.

MMV’s Merchandises
Since the introduction of Aotu World branded merchandise in 2017, MMV has actively sought to promote and expand its merchandise sales and coverage as part of its monetization plan. Since 2017, MMV developed over 1200 merchandise items and will continue to develop new merchandises for its users. MMV marketed merchandises include popular items such as action figures, stuffed dolls, apparels, costumes, trading cards and other merchandises. MMV’s Aotu World branded merchandises have enjoyed overwhelming success among MMV’s users. From 2017 to 2020, MMV’s total merchandise sales increased from RMB2.8 million to RMB13.0 million, representing a CAGR of 63.8%.

MMV believes its Aotu World branded merchandises will continue this upward trend as MMV continues to diversify its products, promote its brand, and establish additional distributional channels to market its merchandises. As Neko Album gains popularity, MMV will apply its same merchandise development approach to expand its merchandise portfolio and enhance its revenue base.
MMV’s Product Development and Maintenance Team
In addition to its Core Platform, MMV has the following functionalities to support its business operation, product development, and maintenance.
Creative Content Team
MMV’s creative content team provides the sources of inspiration for MMV’s animation and gaming development. It comprises of writers and content reviewers. MMV’s writers are the masterminds behind the Aotu World the Animation storyline that has attracted millions of user for six ongoing years. They are able to sustain consistent ratings based on their profound understanding of contemporary Chinese culture and society, as well as the understanding of the young generation of entertainment consumers. The creation of Aotu World’s unique characters and storylines generates a strong resonance among MMV’s users. As of the date of this prospectus, MMV’s writer team has finished the storyline for season four of Aotu World the Animation. MMV’s high energy creative team is constantly developing new concepts for animation production, and MMV believes Neko Album, the second animation conceived by our writers, will be the beginning of another successful proprietary brand.
MMV’s content reviewers are responsible for monitoring the vast UGC contents generated by MMV’s loyal user base to identify potential creative concepts and engage PUGC creators. MMV’s content reviewers also actively identify offensive contents and contents used for commercial purposes, and take necessary actions to protect MMV’s brand. The team is highly inclusive, and MMV also rewards its active UGC creators by hiring them as its content reviewers.

Animation Production Team
MMV fulfills all its animation production needs in-house with its team of animation directors, graphic designers, and graphic programmers. Its production team is structured for efficiency and scalability. MMV’s animation design and programing are primarily executed using Unreal Engine. Its animation designers and programmers utilize these resources to develop MMV’s own graphic modules for cost-efficient animation production. At the same time, MMV provides its modules to UGC creators as a convenient way to realize their creative concepts. As MMV continues to promote its Aotu World the Animation series and develop other proprietary brands, MMV believes its current animation production team is capable of handling its animation production needs.
In addition to serving internal production needs, the production team also provide animation production service to affiliates and external clients. While it may continue to provide services to external parties as MMV continues to expand its operation and brands, the animation production will focus on its own internal production needs to further develop MMV’s proprietary brands such as Aotu World and Neko Album.
Mobile Game Development Team
MMV has assembled a mobile game development team comprised of experienced industry experts. The mobile game development team has successfully programed numerous mobile games which were marketed in various markets and territories. Currently, MMV’s mobile game development team is in charge of operating Aotu World the Game and Neko Album the Game, and also developing the Aotu Meta Planet, Code Name A.T. and Code Name Aotu. It is also entrusted with providing game porting services under MMV’s Core Platform to MMV’s PUGC creators and especially to MMV’s potential strategic acquisition target partners. As MMV’s contents grow, MMV will devote additional resources to expand its mobile game development team to meet its business demands.
Merchandise Team
MMV designs its wide variety of Aotu World brand merchandises in-house and outsource the manufacture of these items to trusted business partners. Its merchandise marketing team is constantly exploring potential merchandise options to market the Aotu World brand. In addition to merchandise development, this team is also responsible for the sales and marketing of these merchandises, coordination of manufacturing matters with MMV’s business partners, overseeing product delivery, and managing customer services. As MMV continues to explore the possibility of marketing its products through offline distributors, its merchandise marketing team is delegated to lead the negotiation with MMV’s potential distributors. This team is also entrusted with the important duty of monitoring the sales of counterfeited goods that infringe on MMV’s proprietary brand,
Intellectual Property
Similar to other interactive entertainment and video game companies, MMV’s business depends heavily on the use, creation, licensing, and acquisition of proprietary information and intellectual property. MMV protects its intellectual property through a combination of copyrights, pending and issued trademarks, trade secret laws, restrictions on disclosure, confidentiality provisions and procedures, and other contractual provisions. MMV also has obtained licenses to valuable intellectual property with game publishers, and it uses them to generate a wide array of content.
MMV intends to vigorously protect its technology and proprietary rights; however, no assurances can be given that its efforts will be successful. Even if MMV’s efforts are successful, it may incur significant costs in defending its rights. From time to time, third parties may initiate litigation against MMV, alleging infringement of their proprietary rights or claiming they have not infringed MMV’s intellectual property rights. See the section entitled “Risk Factors” for additional information regarding the risks MMV faces with respect to litigation related to intellectual property claims. As of the date hereof, MMV has 331 registered copyrights, seven registered domain names, and 261 registered trademarks. In addition, it has submitted 18 additional trademark applications and three patent applications. MMV intends to file additional applications for the grant of patents and registration of its trademarks in China and other jurisdictions as its business expands.

In order to encourage its fans to create more valuable UGC, MMV has released the 3-D character model, animation files, engine related codes and projects for certain products to the user communities. By gaining access to MMV’s published proprietary materials, users must agree to MMV’s statement of rights and disclaimers, which includes various provisions to protect MMV’s intellectual property. In addition, MMV has made serious efforts to suppress pirated toys and merchandise sold online. MMV has also contracted with third-party copyright protection professionals to monitor potential infringements and defend its proprietary rights.
Seasonality
MMV’s business operation results and its mobile game operation in particular are subject to certain seasonal fluctuations. Due to the construct of the user group of MMV’s brands and products, the growth of active users for mobile games tends to occur during school holidays, especially during the extended summer school breaks and lunar New Year holiday period. Similarly, spending by MMV’s active users for mobile games tends to increase during the same periods due to users’ extended gameplay time. These seasonal fluctuations tend to be consistent from year to year, but it affects MMV’s quarterly performance.
Branding and Marketing
The focus of MMV’s marketing efforts is to further strengthen MMV’s brand and to expand MMV’s ecosystem to connect more users, PUGC creators, and other participants. MMV primarily relies on word-of-mouth referrals and benefits from its well established brand and large user community to attract more users. MMV is focused on improving the quality of its work, as well as user experience, and it aims to continue to introduce new animations, games, and derivative products.
In addition, MMV has initiated various marketing activities to further promote its brand awareness among existing and potential users and market participants. For example, it markets its services through direct marketing, collaboration with reputable video platforms, trade shows, and other media events.
User Privacy and Safety
Data security is crucial to MMV’s business operations. MMV has internal rules and policy to govern how it may use and share personal information. It also has protocols, technologies, and programs in place to ensure that such information will not be used or disclosed improperly. Users are required to acknowledge the terms and conditions of the user agreement before accessing MMV’s products and services. MMV provides users with prior notice as to what data are being collected and undertaken to manage and use the data collected in accordance with applicable laws.
From an internal policy perspective, MMV stores all user data in an encrypted format and strictly limits the number of personnel who can access personal data. For its external interfaces, MMV also utilizes firewalls to protect against potential attacks or unauthorized access
Competition
MMV faces competition primarily from other interactive entertainment market players. In particular, its competitors mainly include animation companies, video game companies and, in a larger space, interactive entertainment producers. In additional, MMV will compete with other UGC-enabled companies and platform in the global market. MMV competes to attract, engage, and retain users, to attract and retain content creators, and to improve and expand its product portfolio and user experience. MMV’s competitors may compete with MMV in a variety of ways, including by providing better content, fulfilling evolving user needs, making acquisitions, as well as conducting brand promotions and other marketing activities.
MMV will continue to compete effectively with its competitors based on the demographic composition and engagement of its user base, its ability to provide creative and quality PUGC, the strength and reputation of its current brands, and its ability to develop new products and services and enhancements to existing products, content variety, and services to keep up with user preferences and demands.
As MMV introduces new products and services on its platform, as its existing products continue to evolve, or as other companies introduce new products and services, MMV may become subject to additional competition.

Employees
As of the date of this prospectus, MMV has 230 full-time employees, all of whom were based in China, primarily at its headquarters in Shanghai, China.
The following table sets forth the number of its employees by function as of June 30, 2021.
Function:
Animation production	105
Mobile game production	75
Merchandise	18
Marketing & Community	11
Management and administration	21
Total	230
As required under PRC regulations, MMV participates in housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including housing, pension, medical, work-related injury, and unemployment benefit plans, under which MMV makes contributions at specified percentages of the salaries of its employees. MMV also purchases commercial health and accidental insurance for its employees. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of MMV’s business. MMV enters into standard confidentiality and employment agreements with its key employees. MMV believes that it maintains a good working relationship with its employees and it has not experienced any significant labor disputes or any difficulty in recruiting staff for its operations.
Properties
MMV’s principal place of business is located in Shanghai, China. Currently, MMV leases six properties in Shanghai with an aggregate gross floor area of approximately 4,707 square meters. In addition, MMV leases an office in Beijing with the capacity for 40 work stations. These leases vary in duration from one to five years.
Insurance
MMV does not maintain insurance policies covering damages to its network infrastructures or information technology systems. It also does not maintain business interruption insurance or general third-party liability insurance, nor does MMV maintain product liability insurance or key-man insurance. MMV considers its insurance coverage to be in line with that of other companies in the same industry of similar size in China.
Legal Proceedings
MMV is currently not a party to any material legal or administrative proceedings. It may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of MMV’s resources, including its management’s time and attention.
Corporate History of MMV
MMV is a Cayman holding company without any business operations, and conducts all of its operations and generates all of its revenue through its entities in the PRC under its VIE structure. MMV commenced its operations in 2015 through its operating entities in the PRC. MMV underwent a series of restructuring transactions, which primarily included:
•
In March 2021, MultiMetaVerse Inc., MMV’s current ultimate holding company, was incorporated under the laws of the Cayman Islands.

•
In March 2021, MultiMetaVerse HK Limited was incorporated under the laws of Hong Kong.

•
In April 2021, Shanghai Mi Ting Culture and Creative Co., Ltd., or Shanghai Mi Ting, was incorporated in the PRC as a wholly owned subsidiary of MultiMetaVerse HK Limited. In May 2021, Shanghai Mi Ting entered into a series of contractual arrangements, with Shanghai Jupiter Creative Design Co., Ltd., or Shanghai Jupiter, as well as its shareholders. As a result, MMV obtained control over Shanghai Jupiter and its respective subsidiaries through these contractual arrangements.

MMV is regarded as the primary beneficiary of each of Shanghai Jupiter and its subsidiaries. MMV treats them as its consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in its combined and consolidated financial statements in accordance with U.S. GAAP. MMV refers to Shanghai Mi Ting as its wholly foreign owned entity, or WFOEs, and to Shanghai Jupiter and its subsidiaries as MMV’s variable interest entities, or VIEs, in this proxy statement/prospectus. For more details and risks related to MMV’s variable interest entity structure, please see “— Contractual Arrangements with MMV’s VIEs and Their Respective Shareholders” and “Risk Factors — Risks Related to MMV’s Corporate Structure.”
Corporate Structure of MMV
The following chart shows MMV’s corporate structure as of the date of this proxy statement/prospectus, including its principal subsidiaries and its VIEs.

MultiMetaVerse Inc.
(Cayman)
100%
MultiMetaVerse
HK Limited
Offshore
Onshore
100%
Shanghai Jupiter
Creative Design
Co., Ltd.
Shanghai Mi Ting
Culture and Creativity
Co., Ltd.
60%
100%
60%
50.9995%
Shanghai Cai Huan
Network Technology
Co., Ltd.
Shanghai Hui Zhi Ren
Culture & Creativity
Co., Ltd.
Shanghai Mobius
Information
Technology Co., Ltd.
Shanghai Ling Xu
Technology
Co. Ltd.

Note:

→ Equity interest

← - → Contractual arrangements, including the technical consultation and service agreement, the equity interest pledge agreement, the exclusive call option agreement, and the proxy agreement. See "- Contractual Arrangements with MMV's VIE and Their Respective Shareholders."

Contractual Arrangements with MMV’s VIEs and Their Respective Shareholders
Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, VATS, and certain other businesses. MMV is a company incorporated in the Cayman Islands. MMV currently conducts its VATS business through Shanghai Jupiter, including value-added online services such as animation production and broadcast, and mobile games development, publication and operation. MMV also plans to engage in VATS businesses and other business which may subject to foreign investment restrictions through Shanghai Jupiter and its subsidiaries in the future. MMV operate its business mainly through its VIEs in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, MMV exerts effective control over, and is considered the primary beneficiary of, its VIEs and consolidate their operating results in MMV’s financial statements under the U.S. GAAP. Under the contractual arrangements, MMV provides certain management, technical and financial services to Shanghai Jupiter, and Shanghai Jupiter, in turn, maintain operation control of MMV’s primary business operation in the PRC such as the production of MMV’s animation series and development of its mobile games.
The following is a summary of the contractual arrangements by and among Shanghai Mi Ting, Shanghai Jupiter and the shareholders of Shanghai Jupiter.
In the opinion of Global Law Office, MMV’s PRC legal counsel, the contractual arrangements described below are valid, binding and enforceable under current PRC law. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. MMV has been further advised by its PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating MMV’s value-added telecommunication services and related business do not comply with PRC government restrictions on foreign investment in such businesses, MMV could be subject to severe penalties including being prohibited from continuing operating such business. For a description of the risks related to these contractual arrangements and MMV’s corporate structure, please see “Risk Factors — Risks Relating to MMV’s Corporate Structure.”
Agreements relating to Shanghai Mi Ting and Shanghai Jupiter
Technical consultation and service agreement
Under the technical consultation and service agreement dated May 8, 2021, Shanghai Mi Ting has agreed to provide the following services (among others) to Shanghai Jupiter:
•
the provision of technical support and marketing services, including, but not limited to consultancy, animation design and production, and cultural exchange activities;

•
the provision of services related to the transfer, leasing and disposal of equipment or assets;

•
the development, maintenance and updates of computer system, hardware and database;

•
the licensing of software legally owned by Shanghai Mi Ting; and

•
the development of application software and related updates and operational support.

Shanghai Jupiter has agreed to pay fees up to its and its subsidiaries’ after tax profit to Shanghai Mi Ting. This agreement was effective from May 8, 2021 and will continue to be effective unless it is terminated by written notice of Shanghai Mi Ting or, or until all of the equity interests in or assets of Shanghai Jupiter have been acquired by Shanghai Mi Ting or its designee under the exclusive call option agreement.
Equity interest pledge agreement
Each shareholder of Shanghai Jupiter entered into an equity interest pledge agreement with Shanghai Mi Ting and Shanghai Jupiter, dated May 8, 2021. Under such equity interest pledge agreements, each of the shareholders of Shanghai Jupiter agreed to pledge their respective equity interest in Shanghai Jupiter to Shanghai Mi Ting to secure their obligations under the exclusive call option agreement, proxy agreement, and technical consultation and service agreement. Each of such shareholders further agreed to not transfer or pledge his or her respective equity interest in Shanghai Jupiter without the prior written consent of Shanghai Mi Ting. The equity interest pledge agreement will remain binding until the pledgers discharge all their obligations under the above-mentioned agreements.
MMV has completed the registration of equity pledge of Shanghai Jupiter with the relevant offices of State Administration for Market Regulation, or the SAMR (formerly known as State Administration of Industry and Commerce, or the SAIC).
Exclusive call option agreement
Under the exclusive call option agreements entered into by Shanghai Mi Ting, Shanghai Jupiter and each of the shareholders of Shanghai Jupiter, dated May 8, 2021, shareholders of Shanghai Jupiter granted Shanghai Mi Ting or its designee an option to purchase all or a portion of their respective equity interest in Shanghai Jupiter for the minimum amount of consideration permitted by PRC law. In addition, under the exclusive call option agreements, Shanghai Jupiter has granted Shanghai Mi Ting or its designee an option to purchase all or a portion of the assets of Shanghai Jupiter or its subsidiaries for the minimum amount of consideration permitted by PRC law. Each of Shanghai Jupiter and its shareholders agreed not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of Shanghai Jupiter without the prior written consent of Shanghai Mi Ting. The exclusive call option agreements shall remain in effect until all of the equity interests in or assets of Shanghai Jupiter have been acquired by Shanghai Mi Ting or its designee, or until all parties agree in writing to terminate these agreements, or until Shanghai Mi Ting unilaterally terminates these agreements by written notice.
Proxy agreement
Under the proxy agreements among Shanghai Mi Ting, Shanghai Jupiter and each of the shareholders of Shanghai Jupiter, dated May 8, 2021, each of the shareholders of Shanghai Jupiter, agreed to irrevocably entrust Shanghai Mi Ting or its designee to represent it to exercise all the voting rights and other shareholders’ rights to which it is entitled as a shareholder of Shanghai Jupiter. Each of the shareholders’ proxy agreement shall remain effective until all of the equity interests in or assets of Shanghai Jupiter have been acquired by Shanghai Mi Ting or its designee under the exclusive call option agreements, or until Shanghai Mi Ting unilaterally terminates the agreement by written notice.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF MMV
You should read the following discussion and analysis of MMV’s financial condition and results of operations in conjunction with the section entitled “Selected Combined and Consolidated Financial Data”, MMV’s combined and consolidated financial statements, and the related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. MMV’s actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this proxy statement/prospectus.
Overview
MMV is a rising gaming and online content offering company for the development and publishing of animations, games, and other contents offerings. From 2019 to 2020, MMV’s revenue increased significantly with new and boosting revenue streams added to MMV’s operation. MMV’s revenues were primarily derived from operation of its mobile game and sale of proprietary merchandises. Revenues earned from mobile games operation and merchandise sale represented approximately 77.4% of MMV’s total revenue in 2020. While MMV has also provided animation production and other supporting services to clients to generate certain revenue, it will continue to focus on monetization around its proprietary brands, by increasing its earnings from game operation and expanding its merchandise sales. Further capitalization of proprietary brands with additional content, diversification of derivative products, as well as development of new brands, would provide better and multi-faceted entertainment experience for users, and in turn enhance user engagement, user base and user loyalty, which strengthens MMV’s monetization capabilities.
While MMV saw a rapid growth in terms of revenue, it delivered negative operating results due to its capitalization on proprietary branded content and the Core Platform. For more details related to MMV’s Core Platform, please see “Information about MMV — MMV’s Core Platform”. MMV is still in the early stage of materializing its long-term objective of building an open community for its users and providing entertainment content based on MMV’s proprietary brands and user-generated contents. Therefore, MMV will continue to invest in the diversification of its content offerings to strengthen MMV’s brand recognition and popularity. With the increase in its revenue, MMV aims to achieve its economy of scale and minimize its costs through the business strategy and model established under its Core Platform.
Key Factors Affecting MMV’s Results of Operations
MMV’s results of operations are affected by the following factors:
MMV’s Proprietary Brands and Content Offerings
MMV’s long term business and financial operation depend on the commercial appeal of its proprietary brands, as well as the variety of entertainment content offerings developed under these brands. MMV continues to improve and develop its contents under its Aotu World brand. As of the date of this proxy statement/prospectus, MMV has produced three seasons of the animation series, and published one mobile game under the Aotu World brand. The fourth season of Aotu World the Animation, and three mobile games are currently under development and production. For more details related to MMV’s animations and mobile games, please see “Information about MMV — The Aotu World Brand” The new mobile games, once published, will further enhance MMV’s revenue base. In addition, MMV strives to develop new brands in order to broaden and diversify its content offerings. MMV’s new proprietary brand, titled Neko Album, including the first season of the animation series and a role-play mobile game, was released in July 2021. MMV relies on its content offerings under its existing brand for revenue generation and continues to develop its new brands and content offerings to broaden its monetization channels.
MMV believes the framework established by its Core Platform may guide its long term operation and development. The components of the Core Platform are built to foster the discovery, development, and commercialization of PUGC for revenue generation. Therefore, MMV will continue to invest in its Core Platform to ensure it will adapt to the ever-changing industry and its market demands. MMV will allocate significant resources to upgrade the technology under the Core Platform to maintain its competitive advantage. In addition, MMV will recruit and maintain professionals to guide the operation of its Core Platform. With the Core Platform as the foundation, MMV believes that the right content offerings will be systematically developed to realize the commercial potential of these contents.
MMV’s User Engagement
MMV’s financial result depends on its ability to maintain and expand its user base and increase the level of user engagement. MMV believes an increase in the size of its user base leads to revenue growth as the overall consumer population for its brand increases. MMV has accumulated a large and loyal user base for its proprietary brand, and aims to keep its user base engaged through developing new contents under its brand. MMV utilizes the vast UGC for reference when developing new content offerings as a way to ensure that the product developed meets users’ demands, and the new content offerings, once marketed, will resonate with the loyal brand users to materialize their commercial potential.
MMV recognizes that the continued engagement of its user base is important to its long term business operation. In addition to developing new brands to expand its user base, MMV will continue to motivate and encourage creators to develop new UGC by making technological resources and tools available to these UGC creators, and incentivize PUGC creators to produce high-quality content offerings with commercial potential. MMV believes the creation of UGC by users is an effective way to strengthen user engagement. In addition to being a cost-efficient creative process, the production of UGC by creators is an efficient way to promote MMV’s brand and expand user coverage. Therefore, UGC creators’ continued involvement in the production of derivative brand contents is an essential element of user engagement.
MMV’s Monetization of Its Contents
MMV’s revenue, financial results, and future financial performance depend on its ability to further enhance its monetization by increasing its monetization efficiency primarily for its mobile games and merchandise sales.
MMV generates a substantial portion of its revenue through its mobile game operation and merchandise sales. The first mobile game under the Aotu World brand was MMV’s first attempt to monetarize from the gaming genre under its flagship brand. Since then, MMV continues to diversify its gaming content under the Aotu World brand by developing games of different genres to cater to the broad appeal of the brand’s users. As MMV diversifies the gaming genre under the Aotu World brand, it believes that the monetization efficiency will improve as a result. Since the initial introduction of the Aotu World brand, MMV has developed and marketed over 1200 brand-related merchandises. MMV primarily conducts merchandise sales through self-operated online stores via multiple e-commerce marketplace, and has recently started to cooperate with offline third party distributors. MMV believes establishing distribution channels for its merchandise will expand the merchandise marketing beyond its current user base, and will result in greater monetization efficiency for merchandise sales.
MMV continues to explore additional revenue sources by expanding its proprietary brands and diversifying the content offering under each brand. In addition to brand and content development, MMV also seeks to expand its brands and products to the global market. For example, MMV engaged a third party publisher to publish, distribute and operate its Aotu World mobile games in the oversea markets. Furthermore, MMV will explore other market opportunities through the promotion of its brands, strategic acquisitions, and cooperation with other gaming companies around the world as a way to better monetarize its contents.
MMV’s Operating Efficiency
MMV’s ability to effectively manage its costs and expenses and increase the scale of its operation is critical to its long term operation. MMV’s cost control effort benefits from the systematic content development strategy under its Core Platform, and MMV will continue to rely on it to achieve greater operating efficiency. In addition to relying on its internal content creative team to develop its proprietary brands, MMV actively encourages the development of UGC and PUGC as a way to supplement its content offerings. And the utilization of UGC and PUGC directly lowers the costs needed for content development. In addition, MMV will make strategic acquisitions to acquire developed contents with robust commercial upside. MMV will leverage its senior management team’s industry experience and deep understanding of the PRC market to make these strategic decisions in order to diversify its content offering.
MMV’s hopes to obtain greater operating efficiency and lower its costs and expenses in relation to net revenue, while continuing to expand its content offering and proprietary brands by achieving greater economies of scale and product diversification.
Key Components of Results of Operations
MMV’s revenues were derived from five revenue sources including (i) mobile games, (ii) merchandise, (iii) licensing, (iv) animation production service, and (iv) other services.
Revenue
The following table sets forth a breakdown of MMV’s revenue, in absolute amounts and as percentages of total revenue, for the periods indicated.
	For the Year Ended December 31,
	2019		2020
	US$	%	US$	%
Revenue
Mobile Games	31,456	1.3	7,775,748	62.3
Merchandise	1,049,244	42.6	1,885,763	15.1
License	205,572	8.3	334,452	2.7
Animation Production Service	575,448	23.4	1,902,592	15.2
Other services	601,507	24.4	589,793	4.7
Total revenue	2,463,227	100	12,488,348	100
Mobile Games.   MMV generates a substantial portion of its revenue from the operation of its proprietary mobile games. MMV develops mobile games based on its proprietary brands, publishes and operate these games, with certain marketing and operation activities performed externally by a related party. Please see “— Cost of Sales (excluding impairment loss)” for more details. MMV’s mobile games are operated adopting a free-to-play monetization model, which users may download and play MMV’s games for free, and make in-game purchases to enhance their gaming experience. These in-game purchases contribute to MMV’s revenue generated from mobile games. MMV publishes and operate its mobile games through both official channels, or self-operation, and third party application stores and gaming platforms, or joint-operation. Under the self-operation model, MMV is responsible for user engagement, payment collection and provision of customer services to its users directly, and MMV recognizes its revenue on a gross basis while commissions withheld by distributors and payment processors are recognized as cost of sales. Under the joint-operation model, third party app stores and gaming platforms are responsible for user engagement, payment collection and provision of customer services to users, and MMV recognizes its revenue based on the net proceeds from third party app stores and gaming platforms after deducting commissions withheld by them. From 2019 to 2020, MMV’s mobile game revenue was primarily generated from the operation in the Mainland China market.
Merchandise.   MMV designs, markets, distributes and sells merchandises adapted from its proprietary brands, mainly Aotu World. MMV has an internal design and operation team to manage its merchandise operations and outsource merchandise production to third-party manufacturers. The design and operation team has designed and marketed over 1,200 merchandises under the Aotu World brand. MMV mainly conducts merchandise sales through online vendor platforms, such as Tmall.com and Taobao.com.
Licensing.   MMV derives its licensing revenue mainly from (i) broadcast content license, in which MMV grants licenses to streaming platforms for the broadcasting of animations, and (ii) product licensing, in which MMV grants third party licensees the right to leverage MMV’s popular characters to create branded products.
Animation Production Services.   MMV also generates certain amount of revenue by providing animation production services to other parties. MMV provides a full spectrum of high quality creative services, including concept design, CG and one-stop animation production, primarily for animation production studios and game developers. MMV utilizes its animation production capacity primarily for its in-house production needs, and the provision of animation production services to external clients is for the purposes of both dealing with its extra capacity and balancing its operating results.
Others Services.   MMV provides certain technical and other supporting services to clients and generally charges technical fees on a monthly basis.
Cost of Sales (excluding impairment loss)
The following table sets forth a breakdown of MMV’s cost of revenue (excluding impairment loss), in absolute amounts and as percentages of total cost of sales (excluding impairment loss), for the periods indicated.
	For the Year Ended December 31,
	2019		2020
	US$	%	US$	%
Cost of sales (excluding impairment loss)
Revenue shares to a game operator	—	—	4,552,175	45.5
Commission fees	—	—	1,143,360	11.4
Cost of inventory	399,424	26.9	735,149	7.3
Staff Cost	1,085,696	73.1	2,765,541	27.6
Other game related costs	—	—	816,030	8.2
Total cost of sales (excluding impairment loss)	1,485,120	100	10,012,255	100
Revenue shares to a game operator.   Revenue shares to game operators represent the service fees based on game revenue to Shenzhen Gaea Technology Corporation, or Shenzhen Gaea, a related party, for marketing and operating Aotu World Game in Mainland China. Such arrangement was made when MMV had not established its game operation function within the Core Platform.
Commissions Fees.   Commission fees are app store revenue cut and payment processing fees deducted by these app stores under self-operation model.
Cost of inventory.   Cost of inventory represents cost of the merchandise sold during the period.
Staff costs.   Staff costs represent all labor costs incurred directly for revenue generating activities such as animation production services and other services.
Other game related costs.   Other game related costs are non-staff costs incurred for the operation of MMV’s mobile games, mainly comprising of the amortization of Aotu World Game related intangible assets.

Impairment loss on long-lived assets
MMV’s impairment loss is recognized for events or changes in circumstances indicating that the carrying amount of a long-lived asset may no longer be recoverable, and represented the impairment charge for Aotu World Game related intangible asset as the long-term monetization and user retention were below expectation, and the revenue decreased after the first few months since its commercial launch.
Selling expenses.
MMV’s selling expenses consist primarily of marketing and promotion expenses incurred for mobile games and animation franchises, staff costs of MMV’s merchandise team, and other expenses incurred for MMV’s merchandise business.
General and administrative expenses.
MMV’s general and administrative expenses consist primarily of compensation for its management and administrative personnel, expenses in connection with its operation of supporting functions such as legal and human resources, rent and other administrative expenses.
Research and development expenses.
MMV’s research and development expenses primarily consist of internal staff costs and external development fees for the development of animations and new mobile games, as well as the enhancement MMV’s existing mobile games.
Interest expenses
MMV’s interest expenses are incurred in relation to its related party loans.
Taxation
Cayman Islands
MMV is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, MMV is not subject to income, corporation, or capital gains tax in the Cayman Islands. In addition, MMV’s payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.
Hong Kong
MultiMetaVerse HK Limited (HK), MMV’s subsidiary incorporated in Hong Kong, is subject to a two-tiered profit tax system for assessable profits earned in Hong Kong according to The Inland Revenue (Amendment) (No. 3) Ordinance 2018 published by Hong Kong Inland Revenue effective as of April 1, 2018. Under this Ordinance, the first two million Hong Kong Dollars of assessable profits of corporations are taxed at 8.25%, while the remaining assessable profits will be taxed at 16.5%. MultiMetaVerse HK Limited (HK) was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.
PRC
Effective from January 1, 2008, a new Enterprise Income Tax Law, (or “the New EIT Law”), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25%.
As a Cayman Islands holding company, MMV may receive dividends from its PRC subsidiaries through MultiMetaVerse HK Limited (HK). The New EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply for the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, MultiMetaVerse HK Limited (HK) may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements MMV has been for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.
If MMV or any of its subsidiaries outside of China were deemed to be a “resident enterprise” under the New EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors — Risks Relating to Doing Business in China — If MMV is classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to PubCo and its non-PRC shareholders.”
Results of Operations
The following table summarizes MMV’s consolidated results of operations and as percentages of our total revenues for the years presented.

	For the Year Ended December 31,
	2019		2020
	US$	%	US$	%
Revenue:
Mobile Games	31,456	1.3	7,775,748	62.3
Merchandise	1,049,244	42.6	1,885,763	15.1
Animation Production Service	575,448	23.4	1,902,592	15.2
License Services	205,572	8.3	334,452	2.7
Other services revenue	601,507	24.4	589,793	4.7
Total revenue	2,463,227	100.0	12,488,348	(100)
Cost of revenue (excluding impairment loss):
Revenue shares to a game operator	—	—	(4,552,175)	(45.5)
Commission fees	—	—	(1,143,360)	(11.4)
Cost of inventory	(399,424)	(26.9)	(735,149)	(7.3)
Staff cost	(1,085,696)	(73.1)	(2,765,541)	(27.6)
Other game related costs	—	—	(816,030)	(8.2)
Total cost of revenue (excluding impairment loss)	(1,485,120)	(100.0)	(10,012,255)	(100.0)
Impairment loss	—	—	(2,991,196)	(24)
Selling expenses	(526,661)	(21.4)	(656,763)	(5.3)
General and administrative expenses	(2,074,335)	(84.2)	(2,057,492)	(16.5)
Research and development expenses	(4,773,619)	(193.8)	(2,708,239)	(21.7)
Loss from operations	(6,396,508)	(259.7)	(5,937,597)	(47.5)
Interest income	402	0.0	4,199	0.0
Interest expense	(195,519)	(7.9)	(387,043)	(3.1)
Other income and expenses	21,394	0.9	14,597	0.1
Total other loss	(173,723)	(7.1)	(368,247)	(2.9)
Loss before income taxes expense	(6,570,231)	(266.7)	(6,305,844)	(50.5)
Income tax benefits	—	—	—	—
Net loss	(6,570,231)	(266.7)	(6,305,844)	(50.5)
Total comprehensible loss attributable to non-controlling interests	(1,166,085)	(47.4)	(224,015)	(1.8)
Total comprehensible loss attributable to MMV shareholders	(5,338,672)	(216.7)	(8,001,784)	(64.1)
Loss per ordinary share attributable to MMV shareholders
– Basic and Diluted	(0.04)	—	(0.05)	—
Weighted average number of ordinary shares outstanding
– Basic and Diluted	122,463,517	—	122,463,517	—
Year Ended December 31, 2020 Compared with Year Ended December 31, 2019
Revenue
MMV’s revenue increased significantly from US$2.5 million in 2019 to US$12.5 million in 2020.
Mobile games revenue
MMV’s mobile games revenue increased significantly from US$31,456 in 2019 to US$7.8 million in 2020. The significant increase in revenue generated from mobile game operation was the result of MMV’s release of its mobile game under its proprietary Aotu World brand in Mainland China. The mobile games revenue generated in 2019 represented minimal revenue generated for game testing.

Merchandise revenue
MMV’s merchandise revenue increased by 79.7% from US$1.0 million in 2019 to US$1.9 million in 2020. The increase in merchandise revenue was primarily attributed to the Aotu World brand’s growing popularity resulted from the broadcast of the third season of the animation series. , The recognition of the Aotu World brand was further enhanced by the experienced merchandise team which grew along with the expansion of the merchandise business.
License services revenue
MMV’s license services revenue increased by 62.7% from US$205,572 in 2019 to US$334,452 in 2020, primarily attributable to the increased popularity of Aotu World brand in 2020, which led to additional licensing activities to third parties.
Animation production service revenue
MMV’s animation production service revenue increased from US$575,448 in 2019 to US$1.9 million in 2020. Since June 2019, MMV has started to provide animation production services to external clients to fully utilize its extra capacity and generate additional revenue under the constraint of its limited budget for proprietary branded content. The increase in 2020 was mainly attributable to the ramp up of the animation production business. MMV’s future animation production service revenue depends on the allocation of its production capacity between MMV’s internal and external needs, with MMV’s financial resources taken into consideration.
Other services revenue
MMV’s other services revenue decreased slightly by 1.9% from US$601,507 in 2019 to US$589,793 in 2020 as miscellaneous services provided to other parties remained relatively the same.
Cost of revenue (excluding impairment loss)
MMV’s cost of revenue (excluding impairment loss) increased by 574.2% from US$1.5 million in 2019 to US$10.0 million in 2020.
Revenue shares to a game operator
MMV’s revenue shares to a game operator was US$4.6 million in 2020. MMV released Aotu World Game in mainland China in June 2020, and Shenzhen Gaea provided marketing and operating services to MMV as an external game operator. In turn, the game operator charged service fees based on revenue generated from game operation. Prior to that, MMV did not incur any similar costs.
Commission fees
MMV’s commission fees was US$1.1 million in 2020. The commission fees were incurred in relation to distribution services provided by certain mobile phone app stores and payment processing services by payment processors. Prior to that, MMV did not incur any commission fees.
Cost of inventory
MMV’s cost of inventory increased by 84.1% from US$399,424 in 2019 to US$735,149 in 2020. The significant increase in cost of inventory was due to the increase in merchandise sales. As a result of the increase in demand for MMV’s merchandise, MMV increased the purchase orders for the manufacture of branded merchandise.
Staff Cost
MMV’s staff cost increased by 154.7% from US$1.1 million in 2019 to US$2.8 million in 2020. MMV’s staff cost is mostly compensation to the development team in relation to the development of MMV’s animation and mobile game. The significant increase in staff cost in 2020 was attributed the development of MMV’s mobile game and its eventual release in June, 2020.

Other game related costs
MMV’s cost of revenue of other game related costs was US$816,000 in 2020. Prior to 2020, MMV did not have non-staff related game production costs.
Impairment loss
MMV incurred US$3.0 million impairment loss in 2020 as the long-term monetization and user retention of Aotu World Game were below expectation, and the revenue decreased after the first few months since its commercial launch. The recognition of impairment loss in 2020 written down in the carrying value of the capitalized intangible asset related to Aotu World Game to its fair value, using the expected future discounted cash flows.
Selling expenses
MMV’s selling expenses increased by 24.7% from US$527,000 in 2019 to US$657,000 in 2020. The increase in selling expenses was primarily attributed to the increased marketing and promotional activities incurred for the release of the new mobile game, and for MMV’s expanding merchandise business.
General and administrative expenses
MMV’s general and administrative expenses decreased by 0.8% from US$2.1 million in 2019 to US$2.1 million in 2020 as administrative and supporting activities remained stable.
Research and development expenses
MMV’s research and development expenses decreased by 43.3% from US$4.8 million in 2019 to US$2.7 million in 2020 primarily due to a decreased portion of MMV’s animation production capacity which was assigned to its in-house proprietary branded content, and in contrast with the increasing revenue and cost of sales for animation production service business.
Interest income
MMV’s interest income were US$402 and US$4,199 in 2019 and 2020, respectively. The interest incomes were generated from short term bank deposits, and the modest increase in 2020 reflects an increase in short term deposits.
Interest expense
MMV’s interest expense increased by 98.0% from US$195,519 in 2019 to US$387,043 in 2020 as a result of increased loans obtained from related parties.
Other income and expense
MMV’s other income and expense were US$21,394 and US$14,597 in 2019 and 2020, respectively, which were primarily government subsidies.
Net loss
As a result of the foregoing, MMV’s net loss decreased by 4.0% from US$6.6 million in 2019 to US$6.3 million in 2020.
Non-GAAP Financial Measures
MMV uses adjusted net loss and adjusted EBITDA, which are non-GAAP financial measures, in evaluating its financial results and for financial and operational decision-making purposes. Adjusted net loss represents net income excluding share-based compensation expenses, impairment loss and transaction costs, and such adjustment has no impacts on income tax expense.
MMV believes that adjusted net loss and adjusted EBITDA help identify underlying trends its business that could otherwise be distorted by the effect of certain expenses that MMV includes in the net loss. MMV believes that adjusted net loss and adjusted EBITDA provide useful information about its financial results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.
Adjusted net loss and adjusted EBITDA should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of MMV’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net loss and adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to MMV’s data. MMV encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.
The table below sets forth a reconciliation of MMV’s adjusted net loss to net loss for the periods indicated.
	Year ended December 31,
	2019	2020
	US$	US$
Non-GAAP Financial Measures
Net Loss	(6,570,231)	(6,305,844)
Adjustments:
Impairment loss	—	2,991,196
Adjusted net loss	(6,570,231)	(3,314,648)
Adjustments:
Interest expense	195,519	387,043
Income tax	—	—
Depreciation and amortization	30,349	828,213
Adjusted EBITDA	(6,344,363)	(2,099,392)
Liquidity and Capital Resources
Cash flows and working capital
MMV’s principal sources of liquidity have been cash provided from capital contributions and loans from its shareholders and related parties, and revenue generated from it business operation. As of December 31, 2019 and 2020, MMV had US$151,448 and US737,001, respectively, in cash and cash equivalents. MMV’s cash and cash equivalents consist primarily of cash at bank and on hand, which are primarily denominated in Renminbi. MMV had working capital (defined as total current assets deducted by total current liabilities) deficits of US$26.7 million and deficits of US$29.8 million, respectively, as of December 31, 2019 and 2020. Historically, MMV has not been profitable nor generated positive net cash flows. As of December 31, 2020, MMV had US$31.6 million interest-bearing loans from its shareholders and related parties, and US$5.5 million trading and other amounts due to its shareholders and related parties.
In addition, MMV continues to seek to monetize from its content offering in order to increase revenue from its operating activities. MMV regularly monitors its current and expected liquidity requirements to help ensure that it maintains sufficient cash balances to meet its existing and reasonably likely long-term liquidity needs. Based on its current business plan, MMV believes that its current cash and cash equivalents, and anticipated cash flow from operations and financing activities will meet its anticipated cash needs, including its cash needs for working capital and capital expenditures, for at least the next 12 months. Furthermore, MMV’s related parties have made the following undertakings to increase MMV’s working capital and liquidity: In August 2021, Avatar Group Holdings Limited, or Avatar, MMV’s largest shareholder, executed a Letter of Support in which Avatar agreed to provide continuing financial support to the MMV for 12 months after issuance of 2020 financial statement of the Company, and in December 2020, Shenzhen Gaea entered into agreement with the Company for not demanding repayment of all of the amount due from the Company for a period of at least 12 months from the issuance date of financial statement for the year ended December 31, 2020.
MMV intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities, in addition to funds raised from financing activities. MMV may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions it may decide to pursue. If its existing cash is insufficient to meet its requirements, MMV may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts MMV needs or on terms acceptable to it, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute MMV’s earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict MMV’s operations and its ability to pay dividends to its shareholders. If MMV is unable to obtain additional equity or debt financing as required, its business operations and prospects may suffer. See “Risk Factors — Risks Relating to MMV’s Business and Industry — MMV requires a significant amount of capital to fund its operations and growth. If MMV cannot obtain sufficient capital on acceptable terms, its business, financial condition and prospects may be materially and adversely affected.”
As a holding company with no material operations of its own, MMV currently conducts a substantial majority of its operations through its PRC subsidiaries and its consolidated VIEs in China. MMV is permitted under PRC laws and regulations to provide funding to its PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, MMV’s subsidiaries in China may only provide Renminbi funding to its consolidated VIEs through entrusted loans. See “Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of the Business Combination to make loans or additional capital contributions to MMV’s PRC subsidiaries, which could materially and adversely affect MMV’s liquidity and MMV’s ability to fund and expand MMV’s business.” The ability of MMV’s subsidiaries in China to make dividends or other cash payments to MMV is subject to various restrictions under PRC laws and regulations. See “Risk Factors — Risks Relating to Doing Business in China — MMV may rely on dividends and other distributions on equity paid by MMV’s PRC subsidiaries to fund any cash and financing requirements MMV may have, and any limitation on the ability of MMV’s PRC subsidiaries to make payments to MMV could have a material and adverse effect on MMV’s ability to conduct its business.” and “Risk Factors — Risks Relating to Doing Business in China — If MMV is classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to PubCo and its non-PRC shareholders.”
The following table presents MMV’s selected combined and consolidated cash flow data for the periods indicated.
	For the Year Ended December 31,
	2019	2020
	US$	US$
Net cash (used in)/provided by operating activities	(6,381,246)	(943,167)
Net cash (used in)/provided by investing activities	(19,990)	(23,932)
Net cash provided by/(used in) financing activities	6,480,598	1,510,910
Effects of exchange rate changes	(1,581)	41,742
Net increase/(decrease) in cash, cash equivalents and restricted cash	77,781	585,553
Cash, cash equivalents and restricted cash – beginning of the year/period	73,667	151,448
Cash, cash equivalents and restricted cash – end of the year/period	151,448	737,001
Operating activities
Net cash used by operating activities decreased from US$6.4 million for the year ended on December 31, 2019 to US$943,167 for the year ended on December 31, 2020, primarily due to the combined effect of increased gross profit (defined as revenue less cost of sales (excluding impairment loss)), and increased amounts due to related parties primarily due to accrued and unsettled revenue share to Shenzhen Gaea as the game operator. Impairment of intangible assets increased from nil for the year ended December 31, 2019 to US$3.0 million for the year ended December 31, 2020, and the adjustment effect increased the operating activities cash flow. Amounts due to related parties increased from US$519,935 to US$2.5 million as a result of services provided by the related party for the operation of MMV’s mobile games. Depreciation and amortization changes in assets and liabilities increased from US$30,349 for the year ended December 31, 2019 to US$828,213 for the year ended December 31, 2020, and its adjustment effect increased the operating activities cash flow.
Investing activities
Net cash used by from investing activities remain relative stable for the years ended December 31, 2019 and 2020, which amounted to US$19,990 and US$23,932, respectively. MMV’s cash used for investing activities substantial consists of purchase of property and equipment.
Financing activities
Net cash provided by financing activities decreased from US$6.5 million for the year ended December 31, 2019 to US$1.5 million for the year ended December 31, 2020, primarily due to the decrease in loans obtained from related parties. Proceeds from loans from related parties decreased form US$6.5 million for the year ended December 31, 2019 to US$1.5 million for the year ended December 31, 2020.
Contractual Obligations
The following table sets forth MMV’s contractual obligations and commitments as of December 31, 2020.
	Payments Due by Years Ending
	Total	Less than 1 year	1 – 3 years	3 – 5 year	More than 5 years
	US$
Lease commitments	2,813,674	1,012,826	1,800,848	—	—
Total contractual obligations	2,813,674	1,012,826	1,800,848
Holding Company Structure
MultiMetaverse Inc. (Cayman) is a holding company with no material operations of its own. MMV conducts its operations primarily through its subsidiaries and its consolidated VIEs. As a result, MMV’s ability to pay dividends depends upon dividends paid by its subsidiaries. If MMV’s subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to MMV.
In addition, MMV’s subsidiaries in China are permitted to pay dividends to MMV only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, MMV’s consolidated VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of MMV’s consolidated VIEs. Appropriation to discretionary surplus fund is made at the discretion of MMV’s consolidated VIEs. Pursuant to the law applicable to China’s foreign investment enterprise, MMV’s subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of MMV’s subsidiary. Appropriation to the other two reserve funds are at MMV’s subsidiary’s discretion.
As an offshore holding company, MMV is permitted under PRC laws and regulations to provide funding from the proceeds of its offshore fund raising activities to its PRC subsidiaries only through loans or capital contributions, and to its consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of the Business Combination to make loans or additional capital contributions to MMV’s PRC subsidiaries, which could materially and adversely affect MMV’s liquidity and MMV’s ability to fund and expand MMV’s business.” As a result, there is uncertainty with respect to MMV’s ability to provide prompt financial support to its PRC subsidiaries and consolidated VIEs when needed. Notwithstanding the foregoing, its PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to its consolidated affiliated entity either through entrusted loans from its PRC subsidiaries to its consolidated VIEs or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in MMV’s combined and consolidated financial statements against the consolidated affiliated entity’s share capital.
Off-Balance Sheet Commitments and Arrangements
MMV has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. MMV has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined and consolidated financial statements. Furthermore, MMV does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. MMV does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or engages in leasing, hedging or product development services with it.
Quantitative and Qualitative Disclosure about Market Risk
Foreign currency risk
The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.
Inflation risk
Since its inception, inflation in China has not materially impacted MMV’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019 and 2020 were increases of 2.9% and 2.5%, respectively. Although MMV has not in the past been materially affected by inflation since its inception, it can provide no assurance that it will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a portion of MMV’s assets consist of cash, high inflation could significantly reduce the value and purchasing power of these assets. MMV is not able to hedge our exposure to higher inflation in China.
Interest Rate Risk
MMV’s exposure to interest rate risk primarily relates to interest expenses under its loan agreements, which may bear a floating interest rate, as well as interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest expenses and interest-earning instruments carry a degree of interest rate risk. MMV has not been exposed to material risks due to changes in interest rates, and it has not used any derivative financial instruments to manage its interest risk exposure. However, MMV’s future interest expenses may increase, or interest income may fall short of expectations, due to changes in market interest rates.
Critical Accounting Policies, Judgments and Estimates
We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.
The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.
Basis of presentation
The consolidated financial statements include the financial statements of the Group, its subsidiaries, its VIE and its VIE’s subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.
Revenue recognition
The Group adopted ASC Topic 606 (“ASC 606”), Revenue from Contracts with Customers, with effect from January 1, 2018, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. The adoption of this ASC 606 did not have a material impact on the Group’s consolidated financial statements.
Revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by estimates for return allowances and Value Added Tax (“VAT”). The recognition of revenues involves certain management judgments, including estimated lives of virtual items purchased by game players and estimated breakage of game points. The amount and timing of the Group’s revenues could be different if management made different judgments or utilized different estimates.
The Group’s revenues are mainly generated from mobile game services, animation production service, animation products sales and other operation service.
Mobile games services
The Group generates mobile game revenue from its own intellectual property games which are operated under a free-to-play model. Players can download the games free of charge and are charged for the purchase of in-game virtual items via payment channels to gain an enhanced game-playing experience. Depending on how the games are operated, the revenue was derived from self-operated games and jointly-operated games.
Self-operated games
For self-operated games, the Group has the pricing discretion, and is responsible for the launch of games, hosting and maintenance of game servers, selecting the distribution platforms, determination of when and how to operate the in-game promotions, and providing content updates and customer services to game players.
Players make purchases through payment channels and distribution platforms who then remit to the Group the gross proceeds less the commission fees paid to payment channels and distribution platforms.
The Group records revenue from self-operated games on a gross basis as the Group is a principal in the arrangement, commission fees paid to distribution channels and payment channels, and technical and promotional support charges paid to the related party are recorded as “Cost of Sales” on the consolidated statements of operations and comprehensive loss. The performance obligation is to provide on-going game services to players who purchased virtual items to gain an enhanced game-playing experience. The in-game virtual items and on-going game services are highly interrelated and therefore deemed as one performance obligation. The Group recognizes revenue over the estimated average playing period of paying players on a game-by-game basis which coincides with the players receiving and consuming the benefits from the virtual items they purchased. The Group considers the average period that players typically play the games and other game player behavior factors, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players. While the Group believes its estimates to be reasonable based on available game player information, the Group may revise such estimates based on new information indicating a change in the game player behavior patterns and any adjustments are applied prospectively.
Jointly-operated games
For jointly-operated games, the Group provides the distribution platforms (Android-based APP stores or other platforms) with the game content, game updates and version updates, if and when available, and maintenance. The services are highly interdependent and are not distinct, therefore it was deemed as one performance obligation. The games are operated by the distribution platforms who have pricing discretion and are responsible for the sales and marketing of the games and customer service to the players.
The Group receives fees based on a predetermined revenue sharing percentage stated in each contract with the distribution platforms, which is calculated as gross proceeds received by the distribution platforms less channel costs and other costs paid by distribution platforms. Revenue is usually recognized on a monthly basis as the performance obligation is provided over time.
Animation production service
Animation production revenue is primarily generated from contracts with customers for production services related to the development of animated content. The Group provides services under fixed-price contracts under which the Group agrees to perform the specified work for a pre-determined price. The revenue of animation production service is recognized at a point in time when delivering specified animation content to customer.
Sale of merchandise
The Group sells merchandise, which are primarily adapted from popular anime characters of the Group’s anime franchise, to customers through online and offline channels. The Group is the principal as it controls the inventory before they are transferred to customers. The Group has the primary responsibility for fulfilling the contracts, bears the inventory risk, and has sole discretion in establishing the prices. Merchandise revenues from animation products sales are recognized at a point in time when the promised goods are transferred to the customer, which generally occurs upon the receipt of goods by the customer. Revenue is measured at the transaction price which is based on the amount of consideration that the Group expects to receive in exchange for transferring the promised goods to the customer.
Licensing revenue
The Group has also entered into licensing arrangements to grant its customers, primarily digital streaming platforms, with the license to stream Group’s animated contents. Such licensing arrangements usually provide the Group revenue charged on a pay-per-view basis during certain period. Revenue from licensing agreement is recognized over the periods that pay-per-view fee are reported by licensees.
Other services
Other services primarily comprises of technical service including product development and operation and other related value-added business service. The Group generally charges technical fee on a monthly basis. The Group is the primary obligor for the service provided to the customers, as it has the ability to establish the price, and has the primary responsibility for fulfilling the contracts. Revenue is recognized over time based on fees agreed with the customer on a monthly basis.
Contract Balances
Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Under Topic 606, the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer is recognized as a contract asset.
The contract liabilities consist of deferred revenue, which relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance from game players in mobile games.
Impairment of long-lived assets
The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using

UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL INFORMATION
Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.
Introduction
On August 6, 2021, MultiMetaVerse Inc. (“MMV”) entered into an agreement and plan of merger (“Merger Agreement”) with Model Performance Acquisition Corp., a British Virgin Islands business company ( ‘‘MPAC”) providing for a Business Combination between MPAC and MMV which will be effected in two steps: (i) MPAC will reincorporate to British Virgin Islands by merging with and into Model Performance Mini Corp., a British Virgin Islands business company (“MPAC BVI”), with MPAC BVI remaining as the surviving publicly traded entity (the “Reincorporation Merger”); and (ii) concurrently with the Reincorporation Merger, Model Performance Mini Sub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of MPAC BVI (“Merger Sub”), will be merged with and into MMV resulting in MMV being a wholly-owned subsidiary of MPAC BVI (the “Acquisition Merger”).
Model Performance Acquisition Corp. (“MPAC”) is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of MultiMetaVerse Inc. (“MMV”) becoming a wholly-owned subsidiary of MPAC. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). MPAC has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.
MPAC is a blank check company that was incorporated in British Virgin Islands on January 8, 2021, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.
On April 12, 2021, MPAC consummated its IPO of 5,000,000 MPAC Units at an offering price of $10.00 per unit, with each MPAC Unit consisting of one MPAC Class A Ordinary Share and one-half of one MPAC Warrant and one MPAC Right to receive one-tenth of one MPAC Class A Ordinary Share, resulting in gross proceeds of $50.0 million (before underwriting discounts and commissions and offering expenses).
Prior to the consummation of the IPO, the Sponsor subscribed for 1,437,500 Founder Shares for an aggregate purchase price of $25,001, or approximately $0.017 per share. Simultaneously with the consummation of the IPO, MPAC sold 270,000 Private Placement Units in a private placement transaction at a purchase price of $10.00 per unit to the Sponsor, generating gross proceeds of $2,700,000. As a result of this transaction and after giving effect to the exercise of the underwriters’ over-allotment option discussed below, MPAC sold a total of 292,500 Private Placement Units to the Sponsor, resulting in gross proceeds to MPAC of $2,925,000. Each Private Placement Unit sold in the private placement is identical to the MPAC Units sold in the IPO, except that there will be no redemption rights or liquidating distributions from the Trust Account with respect to the founder shares, private placement shares, private placement warrants or private placement rights.
On April 15, 2021, the underwriters fully exercised the over-allotment option to purchase 750,000 additional MPAC Units.
The following unaudited pro forma condensed combined balance sheet as of March 31, 2021 assumes that the Business Combination occurred on March 31, 2021. The unaudited pro forma condensed combined statement of operations for the period from January 8, 2021 (inception) through March 31, 2021 present pro forma effect to the Business Combination as if it had been completed on January 8, 2021.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the Post-Combination Company’s financial condition or results of operations would have been had the acquisition occurred on the dates indicated. Further, the pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the Post-Combination Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.
The historical financial information of MPAC was derived from the unaudited financial statements of MPAC as of and for the period from January 8, 2021 (inception) through March 31, 2021, included elsewhere in this proxy statement/prospectus. The historical financial information of MMV was derived from the audited financial statements of MMV as of and for the year ended December 31, 2020, which are included elsewhere in this proxy statement/prospectus. This information should be read together with MPAC’s and MMV’s audited financial statements and related notes, the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MPAC’s” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MMV” and other financial information included elsewhere in this proxy statement/prospectus/consent solicitation statement.
Description of the Business Combination
On August 6, 2021, MPAC entered into the Business Combination Agreement with MMV. MPAC will reincorporate to British Virgin Islands by merging with and into MPAC BVI (the “Reincorporation”). Concurrently with the Reincorporation, Merger Sub will merge with and into MMV resulting in MMV being a wholly-owned subsidiary of MPAC BVI. Pursuant to the Merger Agreement, MPAC Class A ordinary shares and MPAC Class B ordinary shares will automatically convert, on a one-for-one basis, into MPMS BVI Class A ordinary share and MMV will merge with and into Merger Sub with MMV as the surviving company, and a wholly-owned subsidiary of MPAC BVI.
The following table summarizes the pro forma number of shares of MPAC Cayman Class A and Class B ordinary share outstanding following the consummation of the Business Combination and the PIPE Investment under two separate scenarios, discussed further in the sections below, excluding the potential dilutive effect of the exercise or vesting of warrants:
	Assuming No Redemptions (Shares)%		Assuming Maximum Redemptions (Shares)%
Shares issued to MMV at closing	30,000,000	74.7%	30,000,000	81.2%
MPAC Public Shares (including shares underlying the rights)	6,646,750	16.6%	3,449,203	9.3%
Shares held by Sponsor	1,437,500	3.6%	1,437,500	3.9%
MPAC Representative shares	57,500	0.1%	57,500	0.2%
PIPE Investment	2,000,000	5.0%	2,000,000	5.4%
Pro Forma common stock outstanding at March 31, 2021	40,141,750	100%	36,944,203	100%
Anticipated Accounting Treatment
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, MPAC will be treated as the “acquired” company and MMV will be treated as the accounting acquirer for financial statement reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of MMV issuing stock for the net assets of MPAC, accompanied by a recapitalization. The net assets of MPAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of MMV.
MMV has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the minimum and maximum redemption scenarios:
•
MMV’s existing stockholders will have the greatest voting interest in the Post-Combination Company;

•
MMV’s existing stockholders will have the ability to control decisions regarding election and removal of directors and officers of the Post-Combination Company;

•
MMV’s will comprise the ongoing operations of the Post-Combination Company;

•
MMV’s relevant measures, such as assets, revenues, cash flows and earnings, are higher than MPAC’s; and

•
MMV’s existing senior management will be the senior management of the Post-Combination Company.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption for cash of MPAC Class A ordinary shares:
•
Assuming No Redemptions:   This presentation assumes that no Public Stockholders of MPAC will exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the trust account.

•
Assuming Maximum Redemptions:   This presentation assumes that shareholders holding 3,197,547 shares of MPAC Class A ordinary shares will exercise their redemption rights for their pro rata share (approximately $10.10 per share) of the funds in the trust account. The maximum redemption amount is derived so that there is a minimum net tangible asset of $5,000,001, after giving effect to the payments to redeeming shareholders. Scenario 2 includes all adjustments contained in Scenario 1 and presents additional adjustments to reflect the effect of the maximum redemptions..

The following unaudited pro forma condensed combined balance sheet as of March 31, 2021 and the unaudited pro forma condensed combined statement of operations for the period from January 8, 2021 (inception) through March 31, 2021 are based on the unaudited historical financial statements of MPAC and MMV. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

	As of					Assuming No Redemptions				Assuming Maximum Redemptions
	March 31, 2020		April 12, 2021	March 31, 2021	December 31, 2020	As of March 31, 2021				As of March 31, 2021
	MPAC (Historical)		IPO pro forma	MPAC Post-IPO Pro forma	MMV (Historical)	Transaction Accounting			Pro Forma Combined	Accounting Adjustments			Pro Forma Combined
ASSETS
Cash		$174	735	909	$737		$20,000	(A)	$77,396		$20,000	(A)	$45,413
							58,075	(B)			58,075	(B)
							(2,013)	(C)			(2,013)	(C)
							—				(32,295)		(E)
Accounts receivable					591				591				591
Inventory					381				381				381
Prepaid expenses			182	182	1,270				1,452				1,452
Amounts due from related parties-current					435				435				435
Total current assets		$174	917	1,091	3,414		76,062		80,567		43,767		48,272
Marketable securities held in Trust Account	$		58,075	58,075	0		(58,075)	(B)	0		(58,075)	(B)	—
Property and equipment, net					57				57				57
Intangible assets, net					369				369				369
TOTAL ASSETS		$174	58,992	59,166	$3,840		$17,987		$80,993		$(14,308)		$48,698
LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY
Accounts payable	$				$593	$			$592	$			$592
Accrued expenses		3	53	56	528		4,500	(G)	5,084		4,500	(G)	5,084
Promissory note – related party		150	50	200					200				200
Due to related party			110	110	32,045				32,155				32,155
Deferred revenue					66				66				66
Total current liabilities		153	213	366	33,232		4,500		38,097		4,500		38,097
Warrant liability			137	137	0				137				137
Deferred underwriting discount			2,013	2,013	0		(2,013)	(C)	0		(2,013)	(C)	—
Amounts due to related parties, non-current portion		0	0	0	5,094		0		5,094		0		5,094
Total liabilities		153	2,363	2,516	38,326		2,487		43,328		2,487		43,328
Temporary equity
Class A ordinary share subject to possible redemption			51,651	51,651	0		(51,651)	(F)	0		(51,651)	(F)	0
Shareholders’ equity
Common stock – MMV					12		(12)	(D)	0		(12)	(D)	0
Subscription receivable					(12)		12	(D)	0		12	(D)	0

	As of				Assuming No Redemptions			Assuming Maximum Redemptions
	March 31, 2020	April 12, 2021	March 31, 2021	December 31, 2020	As of March 31, 2021			As of March 31, 2021
	MPAC (Historical)	IPO pro forma	MPAC Post-IPO Pro forma	MMV (Historical)	Transaction Accounting		Pro Forma Combined	Accounting Adjustments		Pro Forma Combined
Class A ordinary share		4,979	4,979		517	(F)	5,496	—	(F)	24,334
								19,355	(E)
Class B ordinary share	25		25		(25)	(D)	0	(25)	(D)	0
Paid-in capital				1,558			1,558			1,558
Additional paid-in capital				10,859	20,000	(A)	82,014	20,000	(A)	30,880
					21	(D)		21	(D)
					51,134	(F)
Accumulated deficit	(4)	0	(4)	(41,979)	(4,500)	(G)	(46,479)	(4,500)	(G)	(46,479)
					4	(K)		4	(K)
Accumulated other comprehensive loss				(3,432)			(3,432)			(3,432)
Total stockholders’ equity	21	4,979	5,000	(32,994)	67,151		39,156	34,855		6,861
Noncontrolling Interest				(1,492)			(1,492)			(1,492)
TOTAL LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY	$174	58,992	59,166	$3,840	$17,987		$80,933	$(14,308)		$48,698

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
(in thousands, except share and per share data)
(A)
To record proceeds from the PIPE Investment with the corresponding 2,000,000 shares of MPAC Class A ordinary share with a no par value at a price of $10.00 per share.

(B)
Represents the transfer of marketable securities held in the MPAC Trust to cash.

(C)
Reflects MPAC existing deferred underwriting fee liability as an adjustment to additional paid in capital.

(D)
In Scenario 1, reflects the conversion of MMV ordinary shares into MPAC Class A Common Stock, on a 1-to-1 basis, at the consummation of the merger.

(E)
In Scenario 2, which assumes the same facts as described in Items A through E above, but also assumes the maximum number of shares are redeemed for cash by MPAC stockholders, $32,295 would be paid to redeeming stockholders. The $32,295, or 3,197,547, shares of MPAC Class A ordinary share at a redemption price of $10.10 per share, represents the maximum redemption amount to ensure a minimum net tangible assets of $5,000, taking into account the $20,000,000 PIPE Investment, $57,500 in MPAC Trust but before giving effect to payments occurring at the Closing. The remaining $12,355 of MPAC Class A ordinary share subject to redemption is reclassed to permanent equity.

(F)
Under Scenario 1, the $51,651 adjustment reflects a decrease in MPAC Class A Common Stock subject to possible redemption with a corresponding increase to Class A ordinary share and Additional paid-in capital.

(G)
Accrue 1.5% finder’s fee.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR PERIOD FROM JANUARY 8, 2021 THROUGH MARCH 31, 2021
(in thousands, except share and per share data)
			Assuming No Redemptions and Maximum Redemptions
	For the year ended December 31, 2020	For the Period from January 8, 2021 Through March 31, 2021	Transaction		For the Period from January 8, 2021 March 31, 2021
	(1) MMV (Historical)	(1) MPAC (Historical)	Accounting Adjustments		Pro Forma Combined
Revenue	$12,488	$0	$0		$12,488
Operating cost and expenses:
Cost of sales	(10,012)	0	0		(10,012)
Asset impairment	(2,991)	0	0		(2,991)
Selling expenses	(657)	0	0		(657)
General and administrative expenses	(2,057)	(4)	(4,500)	(AA)	(6,561)
R&D	(2,708)	0	0		(2,708)
Total operating cost and expense	(18,425)	(4)	(4,500)		(22,929)
Loss from operations	(5,937)	(4)	(4,500)		(10,441)
Other income (expense)
Interest expense, net	(383)	0	0		(383)
Other income and expenses	15	0	0		15
Total other income (expense)	(368)	0	0		(368)
Loss before income taxes	(6,305)	(4)	(4,500)		(10,809)
Income tax expense	—	—			—
Net loss	(6,305)	(4)	(4,500)		(10,809)
NCI	(224)	0	(0)		(224)
Net loss attributable to common stockholders	(6,081)	(4)	(4,500)		(10,585)
	(1) MMV (Historical)	(1) MPAC (Historical)	Assuming No Redemptions
Weighted average shares outstanding – common stock	122,463,517	1,437,500	40,141,750
Net loss per share – basic and diluted	$(0.05)	$(0.00)	$(0.26)
			Assuming Maximum Redemptions
Weighted average shares outstanding – common stock	122,463,517	1,437,500	36,944,203
Net loss per share – basic and diluted	$(0.05)	$(0.00)	$(0.29)
Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations
(in thousands, except share and per share data)
(AA)
To Reflect 1.5% finder’s fee

NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION
1. Basis of Presentation
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP as MMV has been determined to be the accounting acquirer, primarily due to the fact that MMV Stockholders will continue to control the Post-Combination Company. Under this method of accounting, although MPAC will acquire all of the outstanding equity interests of MMV in the Business Combination, MPAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of MMV issuing stock for the net assets of MPAC, accompanied by a recapitalization. The net assets of MPAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of MMV.
The unaudited pro forma condensed combined balance sheet as of March 31, 2021 assumes that the Business Combination and the PIPE Offerings occurred on March 31, 2021. The unaudited pro forma condensed combined statement of operations for the period from January 8, 2021 through March 31, 2021 presents pro forma effect to the Business Combination and PIPE financing as if it had been completed on January 8, 2021.
The unaudited pro forma condensed combined balance sheet as of March 31, 2021 has been prepared using, and should be read in conjunction with, the following:
•
MPAC’s unaudited balance sheet as of March 31, 2021 and the related notes for the period from January 8, 2021 (inception) through March 31, 2021, included elsewhere in this proxy statement/prospectus; and

•
MMV’s audited balance sheet as of December 31, 2020 and the related notes for the year ended December 31, 2020, included elsewhere in this proxy statement/prospectus. No interim financials for MMV is available as of the filing of this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 has been prepared using, and should be read in conjunction with, the following:
•
MPAC’s unaudited statement of operations for the period from January 8, 2021 through March 31, 2021 and the related notes, included elsewhere in this proxy statement/prospectus; and

•
MMV’s audited statement of operations for the year ended December 31, 2020 and the related notes, included elsewhere in this proxy statement/prospectus. No interim financials for MMV is available as of the filing of this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of MPAC Class A ordinary shares:
•
Assuming No Redemptions:   This presentation assumes that no Public Stockholders of MPAC will exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the trust account.

•
Assuming Maximum Redemptions:   This presentation assumes that shareholders holding 3,197,547 shares of MPAC Class A ordinary shares will exercise their redemption rights for their pro rata share (approximately $10.10 per share) of the funds in the trust account. The maximum redemption amount is derived so that there is a minimum net tangible asset of $5,000,001, after giving effect to the payments to redeeming shareholders. Scenario 2 includes all adjustments contained in Scenario 1 and presents additional adjustments to reflect the effect of the maximum redemptions. Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that MPAC believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. MPAC believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Post-Combination Company. They should be read in conjunction with the historical financial statements and notes thereto of MPAC and MMV.
2. Accounting Policies
Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Post-Combination Company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only. The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are expected to have a continuing impact on the results of the Post-Combination Company.
The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). MPAC has elected not to present Management’s Adjustments and is only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.
The unaudited historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to transaction accounting adjustments that reflect the accounting for the transaction under GAAP. MMV and MPAC have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the Post-Combination Company filed consolidated income tax returns during the periods presented.
The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of the Post-Combination Company’s shares outstanding, assuming the Business Combination occurred on January 1, 2021.
The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption for cash of MPAC Class A ordinary shares for the period from January 8, 2021 through March 31, 2021:

	For the period from January 8, 2021 through March 31, 2021
(in thousands, except share and per share data)	Assuming No Redemptions	Assuming Maximum Redemptions
Pro forma net loss	(10,585)	(10,585)
Weighted average shares outstanding of common stock	40,141,750	36,944,203
Net loss per share (basic and diluted)	$(0.26)	$(0.29)
Stockholders’ equity per share – basic and diluted	$0.97	$0.19

(1)
For the purposes of calculating diluted earnings per share, it was assumed that all outstanding Post-Combination Company Warrants and warrants sold in the IPO and the private placement are exercised for common stock. However, since this results in anti-dilution, the effect of such exercise was not included in calculation of diluted loss per share.

COMPARATIVE SHARE INFORMATION
Three Months Ended March 31, 2021	MMV	MPAC	Pro Forma Combined Assuming no redemption of shares	Pro Forma Combined Assuming maximum redemption of shares
Net loss	$(6,081)	$(4)	$(10,585)	$(10,585)
Stockholders’ equity (deficit)	$(32,994)	$12,000	$38,844	$6,861
Weighted average shares outstanding – basic and diluted	122,463,517	1,437,500	40,141,750	36,944,203
Basic and diluted income/(loss) per share	$(0.05)	$(0.00)	$(0.26)	$(0.29)
Book value per share as of March 31, 2021	$(0.27)	$8.35	$0.97	$0.19

DESCRIPTION OF MPAC’S SECURITIES
General
Pursuant to our Memorandum and Articles of Association, as amended and restated on April 7, 2021, we are authorized to issue a maximum of (i) 100,000,000 Class A ordinary shares with no par value (“MPAC Class A ordinary shares”), (ii) 10,000,000 Class B ordinary shares with no par value (“MPAC Class B ordinary shares”) and (iii) 1,000,000 peferred shares with no par value (“MPAC preferred shares”). As of August 12, 2021, 6,100,000 MPAC Class A ordinary shares and 1,437,500 MPAC Class B ordinary shares are issued and outstanding. No MPAC preferred shares are issued or outstanding.
Ordinary Shares
Holders of record of MPAC Class A ordinary shares are entitled to one vote for each share held on all matters to be voted on by stockholders. In connection with any vote held to approve our initial business combination, our insiders, officers and directors, have agreed to vote their respective MPAC Class A ordinary shares owned by them in favor of the proposed business combination.
We will consummate an initial business combination only if public shareholders do not exercise conversion rights in an amount that would cause our net tangible assets to be less than $5,000,001 and a majority of the outstanding of ordinary shares voted are voted in favor of the business combination.
MPAC Class B ordinary shares will automatically convert into MPAC Class A ordinary shares at the time of the initial business combination on a one-for-one basis, subject to adjustment for share splits, share capitalizations, reorgnizations, recapitalizations and the like, and subject to further adjustments as provided in the Company’s Existing Charter.
Pursuant to our Existing Charter, if we do not consummate our initial business combination within 12 months from the closing of our IPO or up to 18 months from the closing of our IPO (subject in the latter case to valid three months extensions having been made in each case), we will (i) as promptly as reasonably practicable, but not more than ten business days thereafter, redeem 100% of the outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (ii) as promptly as practicable, cease all operations except for the purpose of making such distribution and any subsequent winding up of MPAC’s affairs. Our insiders have agreed to waive their rights to share in any distribution with respect to their insider shares.
In the event of a liquidation, dissolution or winding up of MPAC after a business combination, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that our shareholders have the right to redeem their public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable) upon the completion of our initial business combination.
Preferred Shares
There are no MPAC preferred shares outstanding. The Board is empowered, without stockholder approval, to issue MPAC preferred shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares. However, the underwriting agreement with the underwriters prohibits us, prior to a business combination, from issuing preferred shares which participates in any manner in the proceeds of the Trust Account, or which votes as a class with the the ordinary shares on our initial business combination. We may issue some or all of the preferred shares to effect our initial business combination. In addition, the preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any preferred shares, we reserve the right to do so in the future.

Warrants
Each warrant entitles the registered holder to purchase one Class A ordinary share at a price of $11.50 per whole share, subject to adjustments. The warrants will become exercisable on the later of 12 months from the closing of the IPO and 30 days after the completion of its initial Business Combination, and will expire five years after the completion of the Company’s initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
MPAC has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial business combination, MPAC will use best efforts to file, and within 60 business days following the initial business combination to have declared effective, a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants. MPAC will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. No warrants will be exercisable for cash unless MPAC has an effective and current registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such Class A ordinary shares. Notwithstanding the foregoing, if a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective within a specified period following the consummation of the initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when MPAC shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.
Once the warrants become exercisable, MPAC may call the warrants for redemption (excluding the private placement warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•
if, and only if, the reported last sale price of the Class A ordinary shares equal or exceed $18.00 per share (as adjusted for share splits, share capitalizations, rights isaunces, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sends notice of redemption to the warrant holders.

MPAC has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and MPAC issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Class A ordinary shares may fall below the $18.00 redemption trigger price as well as the $11.50 warrant exercise price after the redemption notice is issued.
If MPAC calls the warrants for redemption as described above, the management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” the management will consider, among other factors, MPAC’s cash position, the number of warrants that are outstanding and the dilutive effect on MPAC’s shareholders of issuing the maximum number of Class A ordinary shares issuable upon the exercise of the warrants. If the management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If the management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Class A ordinary shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. MPAC believes this feature is an attractive option to MPAC if it does not need the cash from the exercise of the warrants after the initial business combination. If MPAC calls the warrants for redemption and the management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis.
If the number of issued and outstanding Class A ordinary shares is increased by a capitalization payable in Class A ordinary shares, or by a sub-division of Class A ordinary shares or other similar event, then, on the effective date of such capitalization, sub-division or similar event, the number of Class A ordinary shares issuable on exercise of each warrant will be increased in proportion to such increase in the issued and outstanding Class A ordinary shares. A rights offering to holders of Class A ordinary shares entitling holders to purchase Class A ordinary shares at a price less than the fair market value will be deemed a capitalization of a number of Class A ordinary shares equal to the product of (x) the number of Class A ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A ordinary shares) multiplied by (ii) one (1) minus the quotient of (x) the price per Class A ordinary share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A ordinary shares, in determining the price payable for Class A ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A ordinary shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Class A ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
Rights
Each holder of a right will receive one-tenth (1/10) of one Class A ordinary share upon consummation of the initial business combination, even if the holder of such right redeemed all Class A ordinary shares held by it in connection with the initial business combination. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of an initial business combination, as the consideration related thereto has been included in the unit purchase price paid for by investors in the IPO. The Merger Agreement provides for the holders of rights to receive the same per share consideration the holders of the Class A ordinary shares will receive in the transaction on an as-converted into Class A ordinary share basis, and each holder of a right will be required to affirmatively convert its rights in order to receive the 1/10 share underlying each right (without paying any additional consideration) upon consummation of the Business Combination. More specifically, the rights holder will be required to indicate its election to convert the rights into underlying shares as well as to return the original rights certificates to the Company.
If MPAC is unable to complete an initial business combination within the Combination Period and MPAC liquidates the funds held in the Trust Account, holders of rights will not receive any such funds with respect to their rights, nor will they receive any distribution from MPAC’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless.
As soon as practicable upon the consummation of the initial business combination, MPAC will direct registered holders of the rights to return their rights to the rights agent. Upon receipt of the rights, the rights agent will issue to the registered holder of such rights the number of full Class A ordinary shares to which it is entitled. MPAC will notify registered holders of the rights to deliver their rights to the rights agent promptly upon consummation of such business combination and have been informed by the rights agent that the process of exchanging their rights for Class A ordinary shares should take no more than a matter of days. The foregoing exchange of rights is solely ministerial in nature and is not intended to provide MPAC with any means of avoiding MPAC’s obligation to issue the shares underlying the rights upon consummation of the initial business combination. Other than confirming that the rights delivered by a registered holder are valid, MPAC will have no ability to avoid delivery of the shares underlying the rights. Nevertheless, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial business combination.
The shares issuable upon conversion of the rights will be freely tradable (except to the extent held by affiliates of the Company’s). MPAC will not issue fractional shares upon conversion of the rights. Fractional shares will either be rounded up to the nearest whole share or otherwise addressed in accordance with the applicable provisions of British Virgin Island’s law. As a result, you must hold rights in multiples of 10 in order to receive shares for all of the investors’ rights upon closing of a Business Combination. If MPAC is unable to complete an initial business combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from MPAC’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial business combination. Accordingly, the rights may expire worthless.

DESCRIPTION OF COMBINED COMPANY’S SECURITIES
PubCo is a British Virgin Islands business company and its affairs are governed by the memorandum and articles of association, as amended and restated from time to time, and BVI Business Companies Act, 2004 (as amended), which we refer to as the “Companies Act” below, and the common law of the BVI.
PubCo Ordinary Shares
The following includes a summary of the terms of PubCo Shares, based on its Memorandum and Articles of Association and BVI law. Immediately prior to the consummation of the Reincorporation Merger, PubCo shall amend its memorandum and articles of association, which amendment is referred to herein as the “Memorandum and Articles of Association.” According to the Memorandum and Articles of Association, the PubCo is authorized to issue a maximum of 111,000,000 shares with no par value, divided into three classes of shares, namely: (i) 100,000,000 Class A ordinary shares with no par value (“PubCo Class A ordinary shares”), (ii) 10,000,000 Class B ordinary shares with no par value (“PubCo Class B ordinary shares”), and (iii) 1,000,000 preferred shares with no par value (“PubCo preferred shares”).
General.   Immediately prior to the consummation of the Business Combination, PubCo is authorized to issue a maximum of 111,000,000 shares with no par value, divided into three classes of shares, namely: (i) 100,000,000 PubCo Class A ordinary shares with no par value, (ii) 10,000,000 PubCo Class B ordinary Shares with no par value, and (iii) 1,000,000 PubCo preferred shares with no par value. PubCo’s ordinary shares are divided into PubCo Class A ordinary shares and PubCo Class B ordinary shares. Holders of PubCo Class A ordinary shares and PubCo Class B ordinary shares have identical rights in all respects. All of PubCo’s issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. PubCo may not issue share to bearer. PubCo’s shareholders who are non-residents of the BVI may freely hold and transfer their ordinary shares.
Dividends.   The holders of PubCo’s ordinary shares are entitled to such dividends as may be declared by its Board of Directors subject to its Memorandum and Articles of Association and the Companies Act. No dividend may be declared and paid unless PubCo’s directors determine that, immediately after the payment, the value of PubCo’s assets will exceed its liabilities and PubCo will be able to pay its debts as and when they fall due. Holders of PubCo Class A ordinary shares and PubCo Class B ordinary shares will be entitled to the same amount of dividends, if declared.
Voting Rights.   In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote, and all ordinary shares vote together as one class. Voting at any shareholder meeting is by show of hands unless a poll is demanded by the chairman.
A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-half of the votes attaching to the issued and outstanding shares entitled to vote on resolutions of shareholders to be considered at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a BVI business company, PubCo is not obliged by the Companies Act to call shareholders’ annual general meetings. PubCo’s Memorandum and Articles of Association provide that PubCo may (but are not obliged to) in each year hold a general meeting as its annual general meeting in which case PubCo will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by its directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of PubCo’s shareholders may be convened by any director or, upon a requisition of shareholders holding at the date of deposit of the requisition not less than 30 percent of the votes attaching to the issued and outstanding shares entitled to vote at general meetings in respect of the matter for which the meeting is requested, in which case the directors are obliged to convene such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, PubCo Memorandum and Articles of Association do not provide its shareholders with any right to put any proposals before any annual general meetings or any extraordinary general meetings not called by such shareholders. Advance notice of at least ten (10) days is required for the convening of PubCo’s annual general meeting and other general meetings unless such notice is waived in accordance with its articles of association.

An resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting.
Transfer of Ordinary Shares.   Subject to the restrictions in PubCo’s Memorandum and Articles of Association as set out below, any of PubCo’s shareholders may transfer all or any of his or her ordinary shares by a written instrument of transfer signed by the transferor and containing the name and address of the transferee.
Liquidation.   On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst PubCo’s shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst PubCo’s shareholders in proportion to the number of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to PubCo for unpaid calls or otherwise. If PubCo’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by PubCo’s shareholders in proportion to the number of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event. Any distribution of assets or capital to a holder of a PubCo Class A ordinary share and a holder of a PubCo Class B ordinary share will be the same in any liquidation event.
Redemption, Repurchase and Surrender of Ordinary Shares.   PubCo may issue shares on terms that such shares are subject to redemption, at PubCo’s option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by PubCo’s Board of Directors. PubCo may also repurchase any of its shares provided that PubCo may not purchase, redeem or otherwise acquire its own shares without the consent of the Member whose Shares are to be purchased, redeemed or otherwise acquired unless the PubCo is permitted or required by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without such consent.
Variations of Rights of Shares.   If at any time PubCo’s share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not PubCo is being wound-up, may be varied by a resolution passed at a meeting by the holders of more than fifty percent of the issued shares of that class that have voted (and are entitled to vote thereon) in relation to any such resolution, unless otherwise provided by the terms of issue of such class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.
Inspection of Books and Records.   Holders of PubCo Ordinary Shares have no general right under BVI law to inspect or obtain copies of PubCo’s list of shareholders or its corporate records. However, PubCo will provide its shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”
Issuance of Additional Shares.   PubCo’s Memorandum and Articles of Association authorize its Board of Directors to issue additional ordinary shares from time to time as its Board of Directors shall determine, to the extent of available authorized but unissued shares.
PubCo’s Memorandum and Articles of Association also authorize its Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:
•
the designation of the series;

•
the number of shares of the series;

•
the dividend rights, dividend rates, conversion rights, voting rights; and

•
the rights and terms of redemption and liquidation preferences.

PubCo’s Board of Directors may issue preferred shares without action by its shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions.   Some provisions of PubCo’s Memorandum and Articles of Association may discourage, delay or prevent a change of control of PubCo or management that shareholders may consider favorable, including (i) provisions that authorize PubCo’s Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by its shareholders; and (ii) provisions providing that directors may not be removed by the shareholders except for cause.
PubCo Warrants
Set forth below is also a description of the PubCo Options and the PubCo Warrants that will be issued and outstanding upon the consummation of the Business Combination.
The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Memorandum and Articles of Association attached as Annex B to this proxy statement/prospectus.
The PubCo Warrants will have the same terms as the MPAC Warrants. Each PubCo Warrant entitles the holder thereof to purchase one PubCo Class A Ordinary Share at a price of $11.50 per full share. PubCo will not issue fractional shares. The PubCo Warrants will become exercisable on the later of 30 days after the competition of the Business Combination and 12 months from the date of the IPO, and will expire five years after the consummation of the Business Combination.
PubCo may redeem the outstanding PubCo Warrants (excluding the private warrants that are part of the Private Units), in whole and not in part, at a price of $0.01 per warrant:
•
at any time while the PubCo Warrants are exercisable,

•
upon a minimum of 30 days’ prior written notice of redemption,

•
if, and only if, the last sales price of PubCo Class A Ordinary Shares equals or exceeds $18 per share for any 20 trading days within a 30 trading day period ending three trading days before PubCo sends the notice of redemption, and

•
if, and only if, a registration statement under the Securities Act covering the PubCo Class A ordinary shares issuable upon exercise of the PubCo Warrants is effective and a current prospectus relating to those PubCo Class A ordinary shares is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act.

If the foregoing conditions are satisfied and PubCo issues a notice of redemption, each warrant holder can exercise his, her or its PubCo Warrant prior to the scheduled redemption date. However, the price of the PubCo Ordinary Shares may fall below the $18 trigger price as well as the $11.50 warrant exercise price per full share after the redemption notice is issued and not limit PubCo’s ability to complete the redemption.
If PubCo calls the PubCo Warrants for redemption as described above, PubCo’s management will have the option to require all warrant holders that wish to exercise PubCo Warrants to do so on a “cashless basis.” In such event, each warrant holder would pay the exercise price by surrendering the whole PubCo Warrant for that number of PubCo Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of PubCo Class A Ordinary Shares underlying the PubCo Warrants, multiplied by the difference between the exercise price of the PubCo Warrants and the “fair market value” (as defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the PubCo Class A Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the warrant holders. Whether PubCo will exercise its option to require all warrant holders to exercise their PubCo Warrants on a “cashless basis” will depend on a variety of factors including the price of the PubCo Class A Ordinary Shares at the time the PubCo Warrants are called for redemption, PubCo’s cash needs at such time and concerns regarding dilutive share issuances.

COMPARISON OF STOCKHOLDERS’ RIGHTS
In connection with the Business Combination, holders of MPAC securities will become shareholders of PubCo and their rights will be governed by the laws of the British Virgin Islands and PubCo’s Memorandum and Articles of Association. Currently, the rights of MPAC stockholders are governed by the laws of the British Virgin Islands and its Memorandum and Articles of Association, as amended and restated on April 7, 2021 (the “Existing Charter”). There are no material differences between the rights of MPAC stockholders and the proposed rights of PubCo’s shareholders, except that there is no reference to a business combination in PubCo’s Memorandum and Articles of Association. For information on MPAC’s Existing Charter, see the section titled, “Where You Can Find More Information” in this proxy statement/prospectus. For a summary of PubCo’s Memorandum and Articles of Association, see the section titled “Description of PubCo’s Securities” in this proxy statement/prospectus, see the full text of PubCo’s Memorandum and Articles of Association attached to this proxy statement/prospectus as Annex B.
TRADING MARKET AND DIVIDENDS
MPAC
MPAC’s Units, Class A ordinary shares, warrants and rights are listed on the Nasdaq Stock Market under the symbol “MPACU”, “MPAC”, “MPACW” and “MPACR”, respectively. The Units commenced trading on or about April 8, 2021 and the Class A ordinary shares, warrants and rights commenced separate trading on the Nasdaq Stock Market on or about June 8, 2021.
MPAC’s Dividend Policy
MPAC has not paid any cash dividends on its Class A ordinary shares to date and does not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon MPAC’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of the Combined Company’s board of directors. It is the present intention of the Board to retain all earnings, if any, for use in its business operations and, accordingly, the Board does not anticipate declaring any dividends in the foreseeable future.
MMV
Information regarding MMV is not provided because there is no public market for MMV’s ordinary shares.
Combined Company
Dividend Policy
Following completion of the Business Combination, the Combined Company’s board of directors will consider whether or not to institute a dividend policy. It is presently intended that the Combined Company retain its earnings for use in business operations and accordingly, we do not anticipate Combined Company’s board of directors declaring any dividends in the foreseeable future.

MPAC’s DIRECTORS AND EXECUTIVE OFFICERS
Current Directors and Executive Officers
MPAC’s directors and executive officers are as follows as of the Record Date:
Name	Age	Position
Claudius Tsang	44	Chief Executive Officer and Chairman
Serena Shie	32	President, Chief Financial Officer and Director
Patrick Tsang	44	Director
Yeong Kang Joseph Patrick Chu	53	Director
Brian Keng	27	Director
Mr. Claudius Tsang has served as our Chief Executive Officer and Chairman since March 2021. Mr. Tsang has over 20 years of experience in capital markets, with a strong track record of success in private equity, M&A transactions and PIPE investments with a focus on Greater China and other emerging markets. Mr. Tsang was co-head of private equity, North Asia of Templeton Asset Management Ltd and a partner of Templeton Private Equity Partners, a leading global emerging markets private equity firm that is part of Franklin Templeton Investments. During his 15 year career at Templeton, Mr. Tsang served in various positions, including partner, senior executive director and vice president. Mr. Tsang was responsible for the overall investment, management and operation activities of Templeton Private Equity Partners in North Asia. His role encompassed overseeing the analysis and evaluation of opportunities for strategic equity investment in Asia, including China, Hong Kong and Taiwan. During his tenure, Mr. Tsang managed $1 billion in private equity funds, with approximately 50 portfolio companies. He was involved in the management of a $3 billion fund, which was the largest Central Eastern European listed closed-end fund at the time of IPO in London. From July 2007 to June 2008, Mr. Tsang joined Lehman Brothers, where he managed private equity projects in Hong Kong, China, Taiwan and the United States. At Lehman Brothers, Mr. Tsang managed $500 million proprietary funds. Mr. Tsang has served as a director of the CFA Society of Hong Kong from 2013 to 2021. Since April 2021, Mr. Tsang has served as the CIO of JVSPAC Acquisition Corp. and CEO of A SPAC I Acquisition Corp. (“A SPAC I”), and since July 2021, he has also served as CFO and director of A SPAC I, and since June 2021, as the CEO of A SPAC II Acquisition Corp. Mr. Tsang obtained his MBA from The University of Chicago Booth School of Business in 2017, the second bachelor degree of law from Tsinghua University in 2005 and a bachelor degree of engineering from the Chinese University of Hong Kong in 1998. He is a charterholder of Chartered Financial Analyst from the CFA Institute.
Ms. Serena Shie has served as our President, Chief Financial Officer and as a member of our board of directors since March 2021. Ms. Shie has almost a decade of experience in capital markets, property development and entrepreneurship. Since 2017, Ms. Shie has been the chief investment officer of Shiji Dingfeng Investment Co, Ltd., Huanya International Co., Ltd. and Quanzhou Chiyuan Trade Co., Ltd. Ms. Shie has also served as President of Lion Pride Properties Inc. since 2018, which invests into development of high rises in Manila, Philippines. Ms. Shie has served as the Chief Executive Officer of Jumpstart Media since March of 2020, and is overseeing the growth of the office. Jumpstart Media is one of the leading English print publication in APAC covering tech startups with a presence in 11 countries. From 2015 to 2017, Ms. Shie was an associate in the Hong Kong office of Latham & Watkins, LLP, where she worked on capital market transactions, with a focus on debt offerings, IPO and M&A. Prior to joining Latham & Watkins, Ms. Shie was the Chief Operating Officer of Silent Models LLC from 2011 to 2012 where she oversaw the growth of one of New York’s top boutique modeling agencies. Since April 2021, Ms. Shie has also been the CFO and director nominee of JVSPAC Acquisition Corp., and since June 2021, she has been the CIO of Stone King Acquisition Corp. and director of A SPAC II Acquisition Corp. Ms. Shie holds a Bachelors from New York University, and a J.D. degree from Harvard Law School.
Mr. Patrick Tsang has served as a member of our board of directors since MPAC went public in April 2021. Mr. Tsang has over 20 years of experience in capital markets, with a strong track record of success in IPOs and M&A transactions with a focus on Asia cross border transactions. From October 2016, Mr. Tsang has served as the Chairman of Tsang Group, a family office headquartered in Hong Kong with a global presence, including in London, Beijing and Shenzhen. Under Mr. Tsang’s leadership, the Tsang Group expanded to invest in special situations globally with a sector and location agnostic outlook. Under Mr. Tsang’s leadership, Tsang Group expanded to invest into property in the United Kingdom and other regions including Hong Kong, as well as other sectors including technology. Mr. Tsang has also served as the Chairman of Block T Ventures since December 2018, which focuses on blockchain and fintech technology. Mr. Tsang was one of the founders of Aquavit London, and was the Chairman from October 2015 to December 2018. Mr. Tsang has also been a partner of Hui & Lam Solicitors LLP in Hong Kong since October 2016 and is a qualified solicitor in England, Wales and Hong Kong. He holds an LLB, Bachelor of Laws, from Kingston University. Mr. Tsang was voted China Economic Person of the Year in 2014. We believe that Mr. Tsang is qualified to serve on our board of directors based on his transaction expertise.
Mr. Yeong Kang Joseph Patrick Chu has served as member of our board of directors since MPAC went public in April 2021. Mr. Chu has around 30 years of experience in origination and execution of equity capital market and corporate finance transactions in Asia, including M&A, fund raising, asset injections, IPOs, and restructuring. Mr. Chu began his career at Morgan Stanley and has held positions in the investment banking division of a number of global banks, including Morgan Grenfell (presently Deutsche Bank), SBC Warburg (Presently UBS) and Rothschild, where he served as a member of the board of directors in Hong Kong and a board member of a direct investment fund sponsored by Rothschild and the CITIC Group which was one of the first China direct investment funds ever established. From 2007 to 2009, Mr. Chu was Managing Director and Head of Hong Kong Coverage of CLSA Limited, an institutional brokerage and investment group, where he was responsible for the bank’s investment banking activities in Hong Kong and the PRC. In 2009, Mr. Chu established a joint venture with Galaxy Asset Management, an alternative investment company, under which he raised and managed an event driven fund and also set up a special situation fund and a corporate finance advisory firm. He acted as managing director and portfolio manager of Galaxy Asset Management, one of the earliest hedge funds established in Hong Kong with asset under management in excess of $1 billion. In 2011, Mr. Chu bought out Galaxy’s shares in the joint venture and renamed it Odysseus Capital Asia Limited. Over the last decade, Mr. Chu has been the Chairman, CEO of Odysseus Capital Group from 2011. Under his leadership, Odysseus Capital Group has expanded to cover a broad range of capital markets transactions, including restructuring, pre-IPO, IPO and M&A transactions. Mr. Chu is a Fellow Member of Hong Kong Institute of Directors and is a former director of Yan Oi Tong, one of the six largest charitable organizations in HK, and a member of its investment committee. Mr. Chu obtained an MBA from Imperial College London and a BEng degree in Chemical Engineering from University College London. We believe that Mr. Chu is qualified to serve on our board of directors based on his expertise in finance and his transaction expertise.
Mr. Brian Keng has served as a member of our board of directors since MPAC went public in April 2021. Mr. Keng is experienced in management, advisory and business development in China and the Philippines. Since 2017 Mr. Keng has served as the COO of Century Peak Holdings Corporation and CEO of Century Peak Energy Corporation. Century Peak Holdings Corporation invests and operates in a range of projects including mining, cement, steel, construction, land reclamation, and property development. Mr. Keng’s experience with the energy sector led him to become CEO of Century Peak Energy Corporation. Century Peak Energy Corporation focuses on building, owning and operating renewable energy assets such as hydro power projects. Within Century Peak, Mr. Keng helped managed offices in Philippines, Hong Kong and Greater China. Since 2017, Mr. Keng has been the president of Shiji Dingfeng Investment Co, Ltd., Huanya International Co., Ltd., and Quanzhou Chiyuan Trade Co., Ltd., where he supervised an early investment round into Enovate Motors, a leading electric vehicle manufacturer in China. Due to this involvement, Mr. Keng became the CEO of Enovate Motors Philippines, which is the official distributor of Enovate vehicles, charging station, and app development in the Philippines. Since April 2021, Mr. Keng has been a director nominee of JVSPAC Acquisition Corp. Mr. Keng graduated from the Shanghai University of Finance and Economics with a Bachelor’s degree in Finance. We believe that Mr. Keng is qualified to serve on our board of directors based on his management experience.
Audit Committee
Our Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Exchange Act and consists of Messrs Chu, Keng and Tsang, each of whom are independent directors and are “financially literate” as defined under the Nasdaq listing standards. Mr. Chu serves as chairman of the

Audit Committee. Our Board has determined that Mr. Chu qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.
The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:
•
the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•
pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•
reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

•
setting clear hiring policies for employees or former employees of the independent audtiors;

•
setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•
obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•
reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transactions; and

•
reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee
Our Compensation Committee consists of Messrs. Chu, Keng and Tsang, each of whom is an independent director. Mr. Chu serves as chairman of the Compensation Committee. Pursuant to our Compensation Committee charter, the functions of the Compensation Committee include, but not limited to:
•
reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;reviewing and approving the compensation of all of our other executive officers;

•
reviewing and approving the compensation of all of our other officers;

•
reviewing our executive compensation policies and plans;

•
implementing and administering our incentive compensatin equity-based remuneration plans;

•
assisting management in complying with our proxy statement and annual reports disclosure requirements;

•
approving all special perquisities, special cash payments and other special compensation and benefit arrangemetns for our officers and employees;

•
producing a report on executive compensation tob e included in our annual proxy statement; and

•
reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.
Nominating Committee
Our Nominating Committee consists of Messrs. Chu, Keng and Tsang, each of whom is an independent director under Nasdaq’s listing standards. Mr. Keng is the chair of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.
The guidelines for selecting nominees, which are specified in MPAC’s Nominating Committee Charter, generally provide that persons to be nominated:
•
should have demonstrated notable or significant achievements in business, education or public service;

•
should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•
should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by stockholders and other persons.
Employment Agreements
MPAC has not entered into any employment agreements with its executive officers, and has not made any agreements to provide benefits upon termination of employment.
Executive Officers and Director Compensation
None of our officers has received any cash compensation for services rendered to us. We pay our sponsor a total of $10,000 per month for office space, secretarial and administrative support. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. No other compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to our sponsor, officers and directors, or any affiliate of our sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers or directors, or our or their affiliates.
Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such payments, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

MMV’S DIRECTORS AND EXECUTIVE OFFICERS PRIOR TO THE BUSINESS COMBINATION
MMV’s directors and executive officers prior to the Business Combination will be as follows:
Name	Age	Position
Yiran Xu	49	Chairman of the Board of Directors, Chief Executive Officer
Tao Li	43	Director
Xiaodan Qu	40	Director
Xing Lyu	38	Director, Chief Business Officer
Yao Chen	34	Chief Financial Officer
Yiran Xu has served as MMV’s Director and Chief Executive Officer since May 2021. Mr. Xu has more than 25 years of experience in the video gaming and online entertainment industry. Prior to joining MMV in 2021, Mr. Xu served as the Chairman of the Board of Directors and Chief Executive Offer at Leyou Technologies Holdings Limited (HK.1089), or Leyou, since 2017, where he led the acquisitions of two renowned game studios — Canada-based Digital Extremes and UK-based Splash Damage, and secured multiple license deals for development of new triple-A game titles such as Transformers. Before that, Mr. Xu served as the President of the Game Business Line at Qihoo 360 Technology Co., Ltd. (NYSE: QIHU) From 2015 to 2017. Prior to joining Qihoo 360 Technology Co., Ltd., Mr. Xu worked as Vice President of Corporate Strategy and then Chief Business Officer at Perfect World Co., Ltd., or Perfect World, from 2010 to 2015. Mr. Xu contributed to the establishment of Perfect World’s mobile game development and publishing team in China, and led a series of acquisitions of high quality independent game studios in overseas market, such as the US-based Cryptic Studio and Runic Studio, Art & Craft, and Unknown Worlds Entertainment, which laid the foundation of Perfect World’s North American business. Mr. Xu also assisted Perfect World in the spinoff of Ledo Interactive and its acquisition of SNK Corporation, which became a public company on KOSDAQ in 2019. From 2008 to 2010, Mr. Xu served as Strategic Investment Director at Giant Interactive Group Inc., where he was in charge of strategic investments and business development for various projects. Mr. Xu currently holds the chairman title at Beijing Animation and Game Industry Association. Mr. Xu received his MBA degree from the Chinese University of Hong Kong in 2007. He received his Master’s degree in Precision Instrument Design from Tsinghua University in 1999 and Bachelor’s degree in Automation from Tsinghua University in 1996.
Tao Li has served as MMV’s Director since March 2021. Mr. Li has served as Chief Financial Officer at Beijing Gaea Interactive Entertainment Co. Ltd., or Gaea, since October 2014, where he is responsible for financial affairs of Gaea. Prior to joining Gaea, Mr. Li served as the Financial Director at Ningbo Smartshirt Garment International Co., Ltd. (a wholly-owned subsidiary of Youngor Group) from March 2012 to May 2014, where he was in charge of the finance related activities of the garment division of the company. Before that, from July 2001 to January 2011, Mr. Li served as Senior Manager at KPMG Huazhen LLP, where he acted as the Global Audit Project Manager for Huawei Group. Mr. Li received his Bachelor’s degree in International Finance from Fudan University in 2001. Mr. Li is a member of the Chinese Institute of Certified Public Accountants.
Xiaodan Qu has served as MMV’s Director since March 2021. Mr. Qu has over 15 years of experience in art and animation design. Mr. Qu founded Shanghai Jupiter Creative Design Co., Ltd, or Jupiter, in 2015, and he has served as the General Manager at Jupiter since then. Mr. Qu also led the creation of all of Jupiter’s original animations such as Aotu World the Animation, which has become an iconic Chinese anime franchise. From April 2013 to February 2015, Mr. Qu worked as General Manager at Shanghai Shangdi Culture Communication Co., Ltd. Before that, Mr. Qu served as Deputy General Manager at Shanghai Coastline Animation Co., Ltd. from May 2011 to December 2012. In addition, Mr. Qu has served as Chairman of the Board at Shanghai Huizhiren Culture Creativity Co., Ltd. since June 2019, General Manager and Executive Director at Shanghai Caihuan Network Technology Co., Ltd. since May 2016, and Supervisor at Shanghai Zhixing Network Technology Co., Ltd. since September 2014. Mr. Qu earned his Bachelor’s degree in Computer Science and Technology from Shandong University of Technology in 2004.
Xing Lyu has served as MMV’s Director and Chief Business Officer since May 2021. Mr. Lyu has over eight years of experience in the video gaming and online entertainment industry. Prior to joining MMV, Mr. Lyu served as the head of game publishing and operation at Leyou, fromOctober 2019 until May 2021, where he was responsible for the overall business development with channels and distributors, publishing and operating strategies of Leyou’s live game products as well as monitoring product evaluation and advising on product positioning. Mr. Lyu is the co-founder of Jolly Roger Studio, an independent game studio in China established in June 2018. In October 2017, Mr. Lyu co-founded Zodiac Interactive Limited, a publishing brand focusing on the publishing of Chinese independent video games in the global market, where he contributed from the business development, publishing and fundraising perspectives. Mr. Lyu also served as head of publishing and operation for PC and console games at Oasis Games Limited from December 2013 to October 2017, where he led the publishing of over 50 PC and/or console game titles, [including the first Chinese video game on PlayStation 4, namely KOI, and the first Chinese video game to hit over one million downloads on Steam, namely Tiger Knight].
Yao Chen has served as MMV’s Chief Financial Officer since May 2021. Prior to joining MMV, Ms. Chen served as Manager, and then Assistant Vice President of Merger & Acquisition at Leyou since October 2015, where she was responsible for the coordinating and spearheading deal execution from all perspectives, including the acquisition of Digital Extremes and Splash Damage; she also led project management from financial, tax and legal perspectives, as well as assisted group-level financial planning and management. Before that, from January 2014 to October 2015, Ms. Chen served as Manager of Transaction Support at Ernst & Young Hua Ming LLP, where she provided transaction related services from financial perspective, such as buy-side and sell-side financial due diligence. From October 2010 to January 2014, Ms. Chen served as Audit Assistant Manager at KPMG Huazhen LLP. Ms. Chen earned his Bachelor’s degree in Accounting from Zhongnan University of Economics and Law in 2010. Ms. Chen is a member of the Chinese Institute of Certified Public Accountants.
Employment Arrangements
MMV and its subsidiaries currently have employment agreements in place with each of Mr. Xu, Mr. Lyu, Mr. Qu and Ms. Chen. MMV entered into a director service agreement with Mr. Li on May 1, 2021. The material terms of their employment agreements and the director service agreement are described below.
Yiran Xu
MMV entered into an employment agreement with Mr. Xu on May 1, 2021, pursuant to which Mr. Xu serves as the Chief Executive Officer of MMV. The term of Mr. Xu’s employment agreement is five years, which expires on April 30, 2026. Pursuant to the employment agreement, Mr. Xu’s monthly salary is approximately US$52,000.
Tao Li
MMV entered into a director service agreement with Mr. Li on May 1, 2021, pursuant to which Mr. Li serves as the director of MMV. The term of Mr. Li’s service agreement is five years, which expires on April 30, 2026. Pursuant to the service agreement, Mr. Li’s annual compensation is approximately US$80,000 for his service as a director.
Xiaodan Qu
Jupiter entered into an employment agreement with Mr. Qu on May 7, 2018. Mr. Qu has served as the General Manager of Animation Production of Jupiter since May 7, 2018. The term of Mr. Qu’s employment agreement is five years, which expires on May 6, 2023. Pursuant to the employment agreement, Mr. Qu’s monthly salary is approximately US$6,500.
Xing Lyu
MMV entered into an employment agreement with Mr. Lyu on May 25, 2021, and Mr. Lyu has served as the Chief Business Officer of MMV since May 25, 2021. The term of Mr. Lyu’s employment agreement is five years, which expires on May 24, 2026. Pursuant to the employment agreement, Mr. Lyu’s monthly salary is approximately US$13,000.

Yao Chen
MMV entered into an employment agreement with Ms. Chen on May 24, 2021, and Ms. Chen has served as the Chief Financial Officer of MMV since May 24, 2021. The term of Ms. Chen’s employment agreement is five years, which expires on May 23, 2026. Pursuant to the employment agreement, Ms. Chen’s monthly salary is approximately US$13,000.
Employee Benefits
MMV’s executive officers participate in employee benefit programs available to its employees generally, including medical benefits and provident funds. MMV did not maintain any executive-specific benefit or perquisite programs.
Compensation of Directors and Executive Officers
For the fiscal year ended December 31, 2020, MMV paid an aggregate of US$[•] million in cash to its executive officers. MMV currently has no formal compensation arrangements with Mr. Xu, Mr. Lyu and Mr. Qu for their service on MMV’s Board, and they have not received additional compensation for their services as a director. Mr. Li’s annual compensation is approximately US $80,000 for his service on MMV's Board.
Post-Business Combination PubCo Executive Officer and Director Compensation
Prior to or following the closing of the Business Combination, MMV or PubCo intends to develop (i) an executive compensation program and (ii) a board of directors’ compensation program to align compensation with PubCo’s business objectives and the creation of shareholder value, while enabling PubCo to attract, motivate and retain individuals who contribute to the long-term success of PubCo. MMV or PubCo intends to enter into employment agreements with its executive officers that are consistent with that program. Following the closing, decisions on the executive compensation program will be made by the Compensation Committee of the Board of Directors.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY AFTER THE BUSINESS COMBINATION
PubCo’s directors and executive officers upon the consummation of the Business Combination will be as follows:
Name	Age	Position
Yiran Xu	49	Chairman of the Board of Directors, Chief Executive Officer
Tao Li	43	Director
Xiaodan Qu	40	Director
Xing Lyu	38	Director, Chief Business Officer
Mo Zhou	33	Independent Director
Xin Li	44	Independent Director
[Scott Hartsman]	[•]	Independent Director
Nicole Chen	34	Chief Financial Officer
Please see “MMV’s Directors and Executive Officers Prior to the Business Combination” for the professional profile of Mr. Yiran Xu, Mr. Tao Li, Mr. Xiaodan Qu and Ms. Yao Chen.
Xin Li
Mr. Xin Li will serve as PubCo’s independent director upon the closing of the Business Combination. Mr. Xin Li has served as the Chief Financial Officer at ECMOHO Limited (Nasdaq: MOHO), or MOHO, since May 13, 2021. Mr. Li has extensive experience as senior management and investment professional. Prior to joining MOHO, Mr. Li served as the Chief Financial Officer at AirNet Technology Inc. (Nasdaq: ANTE), or AirNet, from March 2019 to March 2021. Before joining AirNet, Mr. Li served as the assistant president and the Chief Financial Officer of Grass Green Group from July 2017 to February 2019, where he oversaw the Grass Green Group’s finance, merger and acquisition, legal affairs, information technology and business operation. Prior to joining Grass Green Group, Mr. Li served as managing director at CICFH Fund Management Co., Ltd., or CICFH, from March 2016 to July 2017 and concurrently served as the Chief Financial Officer of one of CICFH’s portfolio companies. Prior to joining CICFH, Mr. Li held senior professional positions in several large investment institutions. Mr. Li received a MBA degree from Duke University in 2006 and a Bachelor’s Degree in International Finance from Tsinghua University in 1999.
Mo Zhou
Mr. Mo Zhou will serve as PubCo’s independent director upon the closing of the Business Combination. Mr. Mo Zhou has rich experience in capital markets transactions. Mr. Zhou currently serves as a senior advisor to Model Performance Acquisition Corp. and Blue Safari Group Acquisition Corp., blank check companies incorporated for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. From 2014 to 2021, Mr. Zhou was an associate at Davis Polk & Wardwell LLP. Mr. Zhou has a Bachelor’s degree in Commerce from Queen’s University and a Juris Doctor degree from Harvard Law School.
[Scott Hartsman]
[Mr. Scott Hartsman will serve as PubCo’s independent director upon the closing of the Business Combination. Mr. Scott Hartsman is a veteran in video game industry with over 35 years’ experience. Mr. Hartsman has served Wargaming Group Limited, or Wargaming, as a [•] since [•]. Prior to joining Wargaming, Mr. Hartsman worked for Trion Worlds Network, Inc. or Trion Worlds, an American video game developer owned by Gamigo AG from [•] to [•]. He served as Trion Worlds’ General Manager from September 2009 to January 2013 and then as Chief Executive Officer until October 2018. Before joining Trion Worlds, Mr. Hartsman co-founded Ohai. Inc. and served as VP Production from January 2008 to July 2009. Prior to co-founding Ohai, Inc., Mr. Hartsman served as Technical Director at Sony Online Entertainment LLC from September 2001 to January 2008, and then Executive Producer for the renowned EverQuest franchise.]

Board of Directors
PubCo’s Board of Directors will consist of seven directors, including three independent directors, namely Mo Zhou, Xin Li and Scott Hartsman, upon the closing of the Business Combination. A director is not required to hold any shares in PubCo to qualify as a director. Nasdaq Stock Market Listing Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. However, as a foreign private issuer, we are exempt from this requirement.
A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with PubCo is required to declare the nature of his or her interest at a meeting of PubCo’s directors. A notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm or has a fiduciary relationship with respect to the company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. PubCo’s Board of Directors may by resolution of directors exercise all of the powers to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of PubCo or of any third party. None of PubCo’s directors has a service contract with PubCo that provides for benefits upon termination of service as a director.
Committees of PubCo’s Board of Directors
Upon the closing of the Business Combination, PubCo intends to establish an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee under its Board of Directors. PubCo also intends to adopt a charter for each of the three committees upon the closing of the Business Combination. Each committee’s members and functions are described below.
Audit Committee.   PubCo’s Audit Committee will consist of Mr. Mo Zhou, Mr. Xin Li and [Mr. Scott Hartsman], chaired by Mr. Xin Li. PubCo has determined that each of Mr. Mo Zhou, Mr. Xin Li and [Mr. Scott Hartsman] satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Listing Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. PubCo has determined that Mr. Xin Li qualifies as an “Audit Committee financial expert.” The Audit Committee oversees PubCo’s accounting and financial reporting processes and the audits of its financial statements. The Audit Committee is responsible for, among other things: establishing clear hiring policies for employees or former employees of the independent auditors;
•
reviewing and recommending to PubCo’s Board of Directors for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•
approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by PubCo’s independent auditors at least annually;

•
obtaining a written report from PubCo’s independent auditor describing matters relating to its independence and quality control procedures;

•
reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•
discussing with PubCo’s independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, in addition to issues regarding accounting and auditing principles and practices;

•
reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•
reviewing and recommending the financial statements for inclusion within PubCo’s quarterly earnings releases and to its Board of Directors for inclusion in its annual reports;

•
discussing the annual audited financial statements with management and the independent registered public accounting firm;

•
reviewing policies with respect to risk assessment and risk management;

•
reviewing the adequacy and effectiveness of PubCo’s accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•
periodically reviewing and reassessing the adequacy of the committee charter;

•
approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•
establishing and overseeing procedures for the handling of complaints and whistleblowing;

•
meeting separately and periodically with management, the internal auditors and the independent registered public accounting firm;

•
monitoring compliance with PubCo’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of its procedures to ensure proper compliance;

•
reporting periodically to PubCo’s Board of Directors; and

•
such other matters that are specifically delegated to PubCo’s Audit Committee by PubCo’s Board of Directors from time to time.

Compensation Committee.   PubCo’s Compensation Committee will consist of Mr. Mo Zhou, Mr. Xin Li and [Mr. Scott Hartsman], chaired by Mr. Mo Zhou. PubCo has determined that each of Mr. Mo Zhou, Mr. Xin Li and [Mr. Scott Hartsman] satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Listing Rules. The Compensation Committee assists the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to PubCo’s directors and executive officers. PubCo’s chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The Compensation Committee is responsible for, among other things:
•
reviewing and evaluating PubCo’s executive compensation and benefits policies generally;

•
reviewing and recommending any incentive compensation or equity plans, programs or other similar arrangements;

•
periodically reviewing and reassessing the adequacy of the committee charter;

•
selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

•
reporting periodically to PubCo’s Board of Directors; and

•
such other matters that are specifically delegated to the Compensation Committee by PubCo’s Board of Directors from time to time.

Nominating and Corporate Governance Committee.   PubCo’s Nominating and Corporate Governance Committee will consist of Mr. Mo Zhou, Mr. Xin Li and [Mr. Scott Hartsman], chaired by Mr. Mo Zhou. PubCo has determined that each of Mr. Mo Zhou, Mr. Xin Li and [Mr. Scott Hartsman] satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Listing Rules. The Nominating and Corporate Governance Committee assists the Board of Directors in selecting individuals qualified to become PubCo’s directors and in determining the composition of the Board of Directors and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:
•
recommending nominees to PubCo’s Board of Directors for election or re-election to PubCo’s Board of Directors, or for appointment to fill any vacancy or newly created directorships on PubCo’s Board of Directors;

•
reviewing periodically with PubCo’s Board of Directors the current composition of PubCo’s Board of Directors with regards to characteristics such as judgment, experience, expertise, diversity and background;

•
recommending to PubCo’s Board of Directors such criteria with respect to nomination or appointment of members of its Board of Directors and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq Stock Market Listing Rules, or otherwise considered desirable and appropriate;

•
recommending to PubCo’s Board of Directors the names of directors to serve as members of the Audit Committee and the Compensation Committee, as well as of the Nominating and Corporate Governance Committee itself;

•
periodically and reassessing the adequacy of the committee charter;

•
overseeing compliance with the corporate governance guidelines and code of business conduct and ethics; and

•
overseeing and leading the self-evaluation of PubCo’s Board of Directors in its performance and effectiveness as a whole.

Duties and Functions of Directors
Under the laws of the British Virgin Islands, PubCo’s directors owe fiduciary duties to PubCo, including duty to act honestly and in good faith in what the directors believe to be in the best interests of the company, duty to exercise powers for a proper purpose and directors shall not act, or agree to act, in a matter that contravenes the BVI Companies Act or the Memorandum and Articles of Association, duty to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances, and duty to avoid conflicts of interest. In fulfilling their duty of care to PubCo, PubCo’s directors must ensure compliance with PubCo’s Memorandum and Articles of Association, as amended and restated from time to time. PubCo has the right to seek damages if a duty owed by its directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in PubCo’s name if a duty owed by PubCo’s directors is breached. The functions and powers of PubCo’s Board of Directors include, among others, (i) convening shareholder meetings at such times and in such manner and places as the director considers necessary or desirable, (ii) declaring dividends, (iii) appointing directors or officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of PubCo, including the registering of such shares in PubCo’s share register.
Terms of Directors and Officers
PubCo’s officers are elected by and serve at the discretion of the board. Each director holds office for the term fixed by the resolution of shareholders or the resolution of directors appointing him until such time as his successor takes office or until the earlier of his death, resignation or removal from office by resolution of directors with or without cause or by resolution of shareholders for cause. The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office. A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.
Interested Transactions
A director may, subject to any separate requirements for Audit Committee approval under applicable laws or applicable Nasdaq Stock Market Listing Rules, vote on a matter relating to the transaction in which he or she is interested, provided that the interest of any directors in such transaction is disclosed by him or her to all other directors.
Compensation of Directors and Executive Officers
Following the closing of the Business Combination, we expect PubCo’s executive compensation program to be consistent with MMV’s existing compensation policies and philosophies. Following the closing of the Business Combination, decisions with respect to the compensation of PubCo’s executive officers, including its named executive officers, will be made by the compensation committee of the board of directors. The following discussion is based on the present expectations as to the compensation of the named executive officers and directors following the Business Combination. The actual compensation of the named executive officers will depend on the judgment of the members of the compensation committee and may differ from that set forth in the following discussion.
[We anticipate that compensation for PubCo’s executive officers will have the following components: base salary, cash bonus opportunities, share incentive award, broad-based employee benefits, supplemental executive perquisites and severance benefits. Base salaries, broad-based employee benefits, supplemental executive perquisites and severance benefits will be designed to attract and retain senior management talent. PubCo will also use cash bonuses and long-term equity awards to promote performance-based pay that aligns the interests of its named executive officers with the long-term interests of its equity owners and to enhance executive retention.]
Base Salary
We expect that PubCo’s named executive officers’ base salaries in effect prior to the Business Combination will continue subject to increases made in connection with MMV’s annual review of its named executive officers’ base salaries, and be reviewed annually by the Compensation Committee.
[Annual Bonuses]
[We expect that PubCo will use annual cash incentive bonuses for the named executive officers to motivate their achievement of short-term performance goals and tie a portion of their cash compensation to performance. We expect that, near the beginning of each year, the Compensation Committee will select the performance targets, target amounts, target award opportunities and other terms and conditions of annual cash bonuses for the named executive officers, subject to the terms of their employment agreements. Following the end of each year, the Compensation Committee will determine the extent to which the performance targets were achieved and the amount of the award that is payable to the named executive officers.]
Share Incentive Award
We expect PubCo to adopt the Share Incentive Award in connection with the Business Combination, under which the management will be entitled to receive 10% of the then outstanding common shares of PubCo (on fully diluted basis) if the average market cap of the Public Entity exceeds $1 billion for any consecutive 20 trading days on or before the second anniversary of the closing of the Business Combination.
Other Compensation
We expect PubCo to continue to maintain various broad-based employee benefit plans similar to those in effect prior to the Business Combination. We also expect PubCo to continue to provide its named executive officers with specified perquisites and personal benefits currently provided by MMV.
Director Compensation
Following the Business Combination, non-employee directors of PubCo will receive varying levels of compensation for their services as directors and members of committees of the PubCo Board. PubCo anticipates that director compensation will be determined in accordance with industry practice and standards.
Foreign Private Issuer Status
As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, PubCo will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. PubCo will also be permitted to follow corporate governance practices in accordance with the law of BVI in lieu of most of the corporate governance rules set forth by Nasdaq. As a result PubCo’s corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange. PubCo’s Memorandum and Articles of Association do not require PubCo to have a majority of the board consisting of independent directors nor require PubCo to hold an annual shareholders’ meeting during each fiscal year.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information regarding the beneficial ownership of shares of our Class A ordinary shares as of [•], 2021 pre-Business Combination and immediately after the consummation of the Business Combination by:
•
each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by MPAC to be the beneficial owner of more than 5% of shares of our Class A ordinary shares as of [•], 2021 (pre- Business Combination) or of shares of our Class A ordinary shares upon the closing of the Business Combination;

•
each of MPAC’s executive officers and directors;

•
each person who will become an executive officer or director of the Combined Company upon the closing of the Business Combination;

•
all of our current executive officers and directors as a group; and

•
all executive officers and directors of the Combined Company as a group upon the closing of the Business Combination.

As of the Record Date, MPAC had [•] Class A ordinary shares issued and outstanding.
Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, MPAC believes, based on the information furnished to it, that the persons and entities named in the table below have, or will have immediately after the consummation of the Business Combination, sole voting and investment power with respect to all shares of our Class A ordinary shares that they beneficially own, subject to applicable community property laws. Any shares of our Class A ordinary shares subject to options or warrants exercisable within 60 days of the consummation of the Business Combination are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.
Subject to the paragraph above, percentage ownership of outstanding shares is based on [•] shares of our Class A ordinary shares to be outstanding upon consummation of the Business Combination, inclusive of the PIPE Investment at the closing of the Business Combination, but does not take into account (a) any warrants, options or other convertible securities of MMV issued and outstanding as of the date hereof, and (b) any Net Debt Adjustments to the Merger Consideration. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by MPAC’s existing stockholders in MPAC will be different.
The expected beneficial ownership of Class A ordinary shares post-Business Combination under the header “Post- Business Combination — Assuming No Redemption” assumes none of the public shares having been redeemed.
The expected beneficial ownership of Class A ordinary shares post-Business Combination under the header “Post- Business Combination — Assuming Maximum Redemption” assumes [•] public shares having been redeemed.

	Pre-Business Combination		Post-Business Combination
	Number of Shares		Assuming No Redemptions		Assuming Maximum Redemptions
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	% of Class	Number of Shares	% of Class	Number of Shares	% of Class
Five Percent Holders of MPAC and the Combined Company
First Euro Investments Limited(1)	1,30,000(2)	23.0%
Boothbay Fund Management	404,500	5.4%
Space Summit Capital LLC	499,999	6.6%
Directors and Named Executive Officers of MPAC
Claudius Tsang	0	0
Serena Shie	0	0
Patrick Tsang	0	0
Yeong Kang Joseph Patrick Chu	0	0
Brian Keng	0	0
All officers and directors as a group (5 individuals)	0	0
Directors and Named Executive Officers Post- Business Combination
Yiran Xu	0	0
Tao Li	0	0
Xiaodan Qu	0	0
Xing Lyu	0	0
Mo Zhou	0	0
Xin Li	0	0
[Scott Hartsman]	0	0
Nicole Chen	0	0
All Directors and Executive Officers post- Business Combination as a group (8 individuals)	0	0

*
Less than 1%.

(1)
The business address of First Euro Investments Limited is Cheung Kong Center, 58th Floor, Unit 5801, 2 Queens Road Central, Hong Kong. Shares held include (i) 292,500 Class A ordinary shares underlying the Units it holds, and (ii) 1,437,500 Class B ordinary shares which will convert into Class A ordinary shares on a 1:1 basis upon closing of the Business Combination.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
MPAC Related Party Transactions
Founder Shares
In January 2021, the Sponsor paid $25,001, or approximately $0.017 per share, to cover certain offering costs in consideration for 1,437,500 Class B ordinary shares, with no par value. Up to 187,500 founder shares were subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ Over-Allotment Option was exercised. Since the Over-Allotment Option was exercised in full on April 15, 2021, no founder shares are subject to forfeiture any longer.
The Sponsor, officers and directors have entered into a letter agreement with MPAC, pursuant to which they have agreed (A) to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial business combination and (B) to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if MPAC fails to complete the initial business combination within the Combination Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if MPAC fails to complete the initial business combination within such time period and the founder shares will automatically convert into Class A ordinary shares at the time of the initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described in the amended and restated memorandum and articles of association. If MPAC submits the initial business combination to the public shareholders for a vote, the Sponsor, officers and directors have agreed (and their permitted transferees will agree) to vote their founder shares and any public shares purchased during or after the IPO in favor of the initial business combination.
With certain limited exceptions, the founder shares are not transferable, assignable or salable (except to MPAC’s officers and directors and other persons or entities affiliated with the Sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of (A) six months after the completion of the initial business combinationor (B) subsequent to the initial business combination, (x) if the last sale price of the Class A ordinary shares equal or exceed $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the initial Business Combination, or (y) the date following the completion of the initial business combinationon which the Company complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the public shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.
PIPE Investment
In connection with the execution of the Merger Agreement, MPAC and PubCo entered into the Subscription Agreement with the Subscriber pursuant to which MPAC and PubCo have agreed to issue and sell to the Subscriber an aggregate of 1,000,000 PubCo Class A ordinary shares, for a purchase price of $10.00 per share and an aggregate purchase price of $10,000,000. MPAC and PubCo may enter into additional subscription agreements in relation to the purchase of up to 3,000,000 PubCo Class A ordinary shares for a total purchase price of up to $30,000,000. The obligations to consummate the transactions contemplated by the Subscription Agreement are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement.
Administrative Support Agreement
MPAC entered into an agreement, commencing on April 12, 2021 through the earlier of MPAC’s consummation of a business combinationand its liquidation, to pay an affiliate of the Sponsor a total of $10,000 per month for office space, secretarial and administrative services provided to members of the Company’s management team. Upon completion of the initial Buiness Combination or the Company’s liquidation, the Company will cease paying these monthly fees.

Promissory Note — Related Party
On January 13, 2021, MPAC issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which MPAC could borrow up to an aggregate principal amount of $200,000 to be used for a portion of the expenses of the IPO. As of March 31, 2021, the Company had borrowed $149,533 under the promissory note.
Working Capital Loans
In order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or certain of he Company’s officers and directors may, but are not obligated to, loan MPAC funds from time to time or at any time, as may be required (“Working Capital Loans”). If the Company completes the initial Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. In the event that the initial business combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,150,000 of such Working Capital Loans may be convertible into warrants of the post-business combinationcompany at a price of $10.00 per unit at the option of the lender. Such units would be identical to the Private Placement Units. As of March 31, 2021, the Company had no borrowings under the Working Capital Loans.
Extension Loan
MPAC has up to April 12, 2022 to consummate an initial Business Combination. However, if MPAC anticipates that it may not be able to consummate the initial business combinationwithin 12 months from its IPO, it may extend the period of time to consummate a business combinationup to two times, each by an additional three months (for a total of up to 18 months to complete a Business Combination). Pursuant to the terms of the amended and restated memorandum and articles of association and the trust agreement between MPAC and Continental Stock Transfer & Trust Company on April 7, 2021, in order to extend the time available for the Company to consummate the initial Business Combination, the Sponsor or its affiliates or designees, upon ten days advance notice prior to the applicable deadline, must deposit into the Trust Account $500,000, or up to $575,000 if the underwriters over-allotment option is exercised in full ($0.10 per share in either case) on or prior to the date of the applicable deadline, for each three month extension (or up to an aggregate of $1,000,000 (or $1,150,000 if the underwriters over-allotment option is exercised in full), or $0.20 per share if the Company extends for the full six months). Any such payments would be made in the form of a loan. Any such loans will be non-interest bearing and payable upon the consummation of the initial Business Combination. If MPAC completes the initial Business Combination, it would repay such loaned amounts out of the proceeds of the Trust Account released to the Company. Up to $1,150,000 of such loans may be convertible into units at a price of $10.00 per unit at the option of the lender. If the Company does not complete a Business Combination, the Company will not repay such loans. Furthermore, the letter agreement with the initial shareholders contains a provision pursuant to which the Sponsor has agreed to waive its right to be repaid for such loans out of the funds held in the Trust Account in the event that MPAC does not complete a Business Combination. The Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for MPAC to complete the initial Business Combination.
General
As more fully discussed in the section of this proxy statement/prospectus entitled “Management — Conflicts of Interest,” if any of our officers or directors becomes aware of an initial business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity, subject to his or her fiduciary duties under British Virgin Islands law. Our officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.
Other than the foregoing, no compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to our sponsor, officers and directors, or any affiliate of our sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of an initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.
We have entered into a registration rights agreement with respect to founder shares, the Private Placement Units, and units that may be issued on conversion of Working Capital Loans.
Pursuant to a registration rights agreement entered into on April 7, 2021, the holders of the founder shares and the Private Placement Units are entitled to registration rights. In connection with the closing of the Business Combination, MMV, MPAC and certain stockholders of each of MMV and MPAC who will receive Class A ordinary shares pursuant to the Merger Agreement, will enter into an amended and restated registration rights agreement, which will become effective upon the consummation of the Business Combination.
Related Party Policy
Our Code of Ethics requires us to avoid conflicts of interest, wherever possible, except under guidelines approved by the board of directors (or the audit committee). Anything that would be a conflict for a person subject to this Code also will be a conflict for a member of his or her immediate family or any other close relative. Examples of conflict of interest situations include, but are not limited to, the following:
•
any significant ownership interest in any supplier or customer;

•
any consulting or employment relationship with any supplier or customer;

•
the receipt of any money, non-nominal gifts or excessive entertainment from any entity with which the Company has current or prospective business dealings;

•
selling anything to the Company or buying anything from the Company, except on the same terms and conditions as comparable officers or directors are permitted to so purchase or sell;

•
any other financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the Company; and

•
any other circumstance, event, relationship or situation in which the personal interest of a person subject to the Code of Ethics interferes or even appears to interfere with the interests of the Company as a whole.

Our audit committee, pursuant to its written charter, is responsible for reviewing and approving related- party transactions to the extent we enter into such transactions. All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by our audit committee and a majority of our uninterested “independent” directors, or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our audit committee and a majority of our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties. Additionally, we require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.
These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer. To further minimize potential conflicts of interest, we have agreed not to consummate a business combination with an entity which is affiliated with any of our initial shareholders unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated stockholders from a financial point of view.

Furthermore, in no event will any of our existing officers, directors or initial shareholders, or any entity with which they are affiliated, be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of a business combination.
Certain Related Party Transactions of MMV
MMV’s Related Parties
No.	Name of Related Parties	Relationship
1	Mr. Xiaodan Qu	Director and a shareholder of MMV
2	Mr. Yanzhi Wang	Controlling shareholder of MMV
3	Horgos Gaea Network Co., Ltd.	A shareholder of MMV, and an entity controlled by Mr. Yanzhi Wang
4	Krypton Times (Beijing) Technology Co. Ltd.	A shareholder of MMV, and an entity controlled by Mr. Yanzhi Wang
5	Beijing Gaea Interactive Entertainment Co., Ltd.	An entity controlled by Mr. Yanzhi Wang
6	GAEA MOBILE LIMITED	An entity controlled by Mr. Yanzhi Wang
7	Shenzhen Gaea Technology Corporation	An entity controlled by Mr. Yanzhi Wang
8	Shanghai Youmier Network Technology Co., Ltd	An entity controlled by Mr. Yanzhi Wang
9	Shanghai Huijie Culture Communication Co., Ltd	A minority shareholder of a MMV affiliated entity/subsidiary in the PRC
Transaction with Mr. Xiaodan Qu
As of December 31, 2020, MMV owes Mr. Xiaodan Qu in amount of US$14,917 for certain pre-opening expenses that Mr. Qu made on behalf of MMV. The balance was waived in June 2021.
Transaction with Shanghai Huijie Culture Communication Co., Ltd.
MMV has entered into various service agreements with Shanghai Huijie Culture Communication Co., Ltd., or Shanghai Huijie, in which MMV provided animation production services to Shanghai Huijie for multiple animation projects. As of December 31, 2020, the total amount due from Shanghai Huijie was US$198,620. Shanghai Huijie paid off the remaining balance in January, 2021.
Transaction with Shanghai Youmier Network Technology Co., Ltd.
MMV made certain payments on behalf of Shanghai Youmier Network Technology Co., Ltd., or Shanghai Youmier. As of December 31, 2020, the amount due from Shanghai Youmier was US$ 254. Shanghai Youmier settled the balance in March 2021.
Transactions with Shenzhen Gaea Technology Corporation
Shenzhen Gaea Technology Corporation, or Shenzhen Gaea, assisted MMV to conduct an open beta test for one of MMV’s mobile games, and collected proceeds from users and distributors on behalf of MMV. As of December 31, 2020, the accounts receivable due from Shenzhen Gaea to MMV is US$143,869. Shenzhen Gaea settled the balance in June 2021.
MMV engaged Shenzhen Gaea to support the operation and marketing for one of MMV’s mobile games from January 2020 to December 2024. Under this arrangement, Shenzhen Gaea is entitled to receive a revenue share for the gross revenue generated from the mobile game under the Shenzhen Gaea’s operation as service fee. MMV makes scheduled payments on at the request of Shenzhen Gaea. As of December 31, 2020, the amount due from MMV to Shenzhen Gaea was US$5.1 million. On [•], 2020, MMV and Shenzhen Gaea executed a Letter of Not Demand Repayment, in which Shenzhen Gaea agreed not to demand from MMV any repayment of current existing liabilities as well as incremental portion for a period of at least 12 months from December 31, 2020. MMV intends to make payment by or before December 31, 2022.

Transaction with Gaea Mobile Limited
MMV entered an agreement with Gaea Mobile Limited, or Gaea Mobile, for Gaea Mobile to exclusively publish, distribute and operate one of MMV’s mobile games in the global market excluding the PRC mainland, for a term of five years from the date of commercial release in each territory. Under the agreement, MMV is entitled to receive a revenue share for the gross revenue generated from the mobile game under Gaea Mobile’s operation as royalties. Gaea Mobile commercially launched the traditional Chinese version of game in October 2020 in Hong Kong, Taiwan and Macau, and the English version globally in July 2021.
As of the December 31, 2020, the amount due from Gaea Mobile to MMV was US$38,551 for royalties earned with the operation of the game. Gaea Mobile Limited intends to make payment by or before July 31, 2021.
Transactions with Beijing Gaea Interactive Entertainment Co., Ltd.
As of December 31, 2020, MMV has accumulated US$53,640 in accounts receivable from Beijing Gaea Interactive Entertainment Co., Ltd., or Beijing Gaea, for merchandise sold to Beijing Gaea. Beijing Gaea settled this balance in June 2021.
Beijing Gaea provided MMV certain administrative services from 2017 to 2019. The amount of the service fees due from MMV to Beijing Gaea totaled USD$389,367 as of December 31, 2020. MMV intends to make payment by or before December 31, 2022.
In addition, Beijing Gaea provided software development services to MMV for a total development fee of RMB30 million. The related accounts payable to Beijing Gaea, totaling US$4,597,702, remains unpaid as of December 31, 2020, and through a series of debt transfer agreement, was transferred to Horgos Gaea Network Co., Ltd., or Horgos Gaea, in 2020, and further transferred to Krypton Times (Beijing) Technology Co. Ltd., or Krypton, in 2021.
Transactions with Horgos Gaea Network Co., Ltd.
Since the inception of MMV, Horgos Gaea has provided a series of related party loans at 4.35% interest rate to MMV. As of December 31, 2020, the total amount of principles and accrued interests due to Horgos Gaea was US$11.7 million, which was transfer to Krypton Times (Beijing) Technology Co. Ltd., or Krypton through a debt transfer agreement between Horgos Gaea and Krypton in May 2021.
In addition, MMV acquired Shanghai Gaea Midi Telecommunication Technology Co., Ltd. from Horgos Gaea for RMB100 million in December 2018. The related consideration payable, totaling US$15.3 million, remains unpaid as of December 31, 2020, and was transfer to Krypton through a debt transfer agreement between Horgos Gaea and Krypton in 2021.
Transactions with Krypton Times (Beijing) Technology Co. Ltd.
In May 2021, through a debt transfer agreement wth Horgos Gaea, Krypton was transferred a total debt amount of RMB206 million (or US$32.1 millon), due from MMV. And all the outstanding balance was converted into MMV equity in May 2021.

LEGAL MATTERS
The validity of the PubCo Ordinary Shares will be passed upon by Ogier, British Virgin Islands counsel to PubCo, and Loeb & Loeb LLP, PubCo’s U.S. counsel, respectively.
EXPERTS
The financial statements of Model Performance Acquisition Corp. as of January 18, 2021, and for the period from January 8, 2021 (inception) through January 18, 2021, appearing in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of MMV, Inc. at December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, included in this proxy statement/prospectus of Model Performance Acquisition Corp., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Marcum Bernstein & Pinchuk LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
APPRAISAL RIGHTS
Under section 179 of the BVI Business Companies Act, 2004 (as amended), holders of MPAC ordinary shares will have the right to dissent from the Business Combination. Should a holder of MPAC ordinary shares wish to exercise this right, they must give written notice of their objection to the Business Combination to MPAC prior to the special meeting, or at the meeting but before the vote on the Business Combination. This notice must include a statement that the MPAC shareholder proposes to demand payment for their shares if the Business Combination is undertaken.
Assuming that the Business Combination is approved, MPAC must give notice to any MPAC shareholder who gave written notice of their objection to the Business Combination within 20 days of the date of the special meeting at which the Business Combination is approved. Within 20 days following the date of receipt of that notice, the dissenting shareholder must give notice to MPAC (or Pubco, if the Business Combination has been consummated within that time) of their election to dissent, which notice must include: (a) the shareholder’s name and address; (b) the number and class of shares in respect of which they dissent (which must be all of the shares that the shareholder holds in MPAC); and (c) a demand for payment of the fair value of the shares. Once such notice has been given to MPAC, the dissenting shareholder ceases to have any rights as a shareholder of MPAC except for the right to be paid the fair value of their shares.
Within seven days of the expiration of the 20-day period in which a MPAC shareholder may serve notice of dissent (or seven days following the Business Combination, whichever is the later), MPAC or Pubco shall make a written offer to each dissenting shareholder to purchase their shares at a specified price that MPAC or Pubco determine to be their fair value. If, within 30 days of the date on which that offer is made, MPAC or Pubco and the dissenting shareholder agree upon the price to be paid for the shares, MPAC or Pubco shall pay that amount to the shareholder upon the surrender of the certificates representing their shares.
If agreement on the price to be paid for the shares cannot be reached, within 20 days of the expiration of the 30-day period referred to above the following procedure shall be followed:
(a)   MPAC or Pubco and the dissenting shareholder shall each designate an appraiser;
(b)   the two designated appraisers together shall designate an appraiser;
(c)   the three appraisers shall fix the fair value of the shares owned by the dissenting shareholder as of the close of business on the day prior to the date on which the Business Combination was approved, excluding any appreciation or depreciation directly or indirectly induced by the Business Combination or its proposal, and that value is binding on MPAC or Pubco and the dissenting shareholder for all purposes; and

(d)   MPAC or Pubco shall pay to the dissenting shareholder that amount in money, upon the surrender of the certificates representing their shares.
STOCKHOLDER PROPOSALS AND OTHER MATTERS
Management of MPAC knows of no other matters which may be brought before the Meeting. If any matter other than the proposed Business Combination or related matters should properly come before the Meeting, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.
DELIVERY OF DOCUMENTS TO STOCKHOLDERS
Pursuant to the rules of the SEC, we and servicers that we employ to deliver communications to our stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, we will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of the proxy statement/ prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement/prospectus may likewise request that we deliver single copies of the proxy statement/prospectus in the future. Stockholders may notify us of their requests by calling or writing to Advantage Proxy, our proxy solicitor at:
Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll Free: 877-870-8565
Collect: 206-870-8565
Email: KSmith@advantageproxy.com
TRANSFER AGENT AND REGISTRAR
The transfer agent for our securities is Continental.
WHERE YOU CAN FIND MORE INFORMATION
MPAC is subject to the informational requirements of the Exchange Act, and is required to file reports, any proxy statements and other information with the SEC. You can read MPAC’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov. If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the Proposals to be presented at the Meeting, you should contact our proxy solicitation agent at the following address and telephone number:
Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll Free: 877-870-8565
Collect: 206-870-8565
Email: KSmith@advantageproxy.com
None of MPAC, PubCo, Merger Sub or MMV has authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as on any date other than the date of this proxy statement/prospectus, and neither the mailing of this proxy statement/prospectus to MPAC stockholders nor the consummation of the Business Combination shall create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

MMV does not have a class of equity securities registered under the Securities Exchange Act of 1934 and does not file reports or other information with the SEC.
If you are a stockholder of MPAC and would like to request documents, please do so by [•], 2021, in order to receive them before the Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.
All information contained in this proxy statement/prospectus relating to MPAC has been supplied by MPAC, and all such information relating to MMV has been supplied by MMV. Information provided by either the MPAC or MMV does not constitute any representation, estimate or projection of any other party.
This document is a proxy statement/prospectus of MPAC for the Meeting. We have not authorized anyone to give any information or make any representation about the Business Combination, us or MMV that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS
MODEL PERFORMANCE ACQUISITION CORP.
MULTIMETAVERSE INC.

MODEL PERFORMANCE ACQUISITION CORP.
CONDENSED BALANCE SHEET
MARCH 31, 2021
(Unaudited)
Assets
Deferred offering costs	$173,759
Total assets	173,759
Liabilities and Shareholders’ Equity
Accounts payable and accrued expenses	$2,950
Promissory note – related party	149,533
Total liabilities	152,483
Commitments and contingencies	—
Shareholders’ equity:
Preference shares, no par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, no par value; 100,000,000 shares authorized; none issued or outstanding	—
Class B ordinary shares, no par value; 10,000,000 shares authorized; 1,437,500 shares issued and outstanding	25,001
Accumulated deficit	(3,725)
Total shareholders’ equity	21,276
Total liabilities and shareholders’ equity	$173,759
The accompanying notes are an integral part of these unaudited condensed financial statements.

MODEL PERFORMANCE ACQUISITION CORP.
CONDENSED STATEMENT OF OPERATIONS
FOR THE PERIOD JANUARY 8, 2021 (INCEPTION) THROUGH MARCH 31, 2021
(Unaudited)
Formation and operating costs	$3,725
Net loss	$(3,725)
Weighted average shares outstanding – Class B ordinary shares.	1,437,500
Basic and diluted net income per ordinary share – Class B ordinary shares	$(0.00)
The accompanying notes are an integral part of these unaudited condensed financial statements.

MODEL PERFORMANCE ACQUISITION CORP.
CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE PERIOD JANUARY 8, 2021 (INCEPTION) THROUGH MARCH 31, 2021
(Unaudited)
	Ordinary Shares				Additional Paid-In Capital	Retained Earnings	Total Shareholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance as of January 8, 2021 (Inception)	—	$—	—	$—	$—	$—	$—
Issuance of Founder shares	—	—	1,437,500	25,001	—	—	25,001
Net loss	—	—	—	—	—	(3,725)	(3,725)
Balance as of March 31, 2021	—	$—	1,437,500	$25,001	$—	$(3,725)	$21,276
The accompanying notes are an integral part of these unaudited condensed financial statements.

MODEL PERFORMANCE ACQUISITION CORP.
CONDENSED STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 8, 2021 (INCEPTION) THROUGH MARCH 31, 2021
(Unaudited)
Cash Flows from Operating Activities:
Net loss	$(3,725)
Adjustments to reconcile net loss to net cash used in operating activities:
Formation costs paid by Sponsor in exchange for issuance of Class B ordinary shares	3,725
Net cash used in operating activities	—
Net Change in Cash	—
Cash – Beginning	—
Cash – Ending	$—
Supplemental Disclosure of Non-cash Financing Activities:
Deferred offering costs paid by Sponsor in exchange for issuance of Class B ordinary shares	$25,001
Deferred offering costs paid by Sponsor under the promissory note	$145,808
Deferred offering costs included in accrued offering costs and expenses	$2,950
The accompanying notes are an integral part of these unaudited condensed financial statements.

MODEL PERFORMANCE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
Note 1 — Organization and Business Operations
Organization and General
Model Performance Acquisition Corp. (the “Company”) was incorporated as a British Virgin Islands exempted company on January 8, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (the “Business Combination”). The Company has not selected any Business Combination partner and the Company has not, nor has anyone on its behalf, initiated any substantive discussions, directly or indirectly, with any Business Combination partner.
The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies. As of March 31, 2021, the Company had not yet commenced any operations. All activity through March 31, 2021, relates to the Company’s formation. The Company will not generate any operating revenues until after the completion of its initial business combination, at the earliest. The Company has selected December 31 as its fiscal year end.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Risks and Uncertainties
Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).
Use of Estimates
The preparation of financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
As of March 31, 2021, the Company had no cash. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash and cash equivalents. The Company did not have any cash equivalents as of March 31, 2021.
Deferred Offering Costs
Deferred offering costs consist of legal and accounting expenses incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to shareholders’ equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet, primarily due to its short-term nature.
Income Taxes
The Company accounts for income taxes under FASB ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.
ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. Since the Company was incorporated on January 8, 2021, the evaluation was performed for upcoming 2021 tax year which will be the only period subject to examination.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
There is currently no taxation imposed on income by the Government of the British Virgin Islands. In accordance with British Virgin Islands federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements.
Warrant Liability
As of March 31, 2021, no warrants had been issued. The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. Derivative instruments are recorded at fair value on the grant date and re- valued at each reporting date, with changes in the fair value reported in the statements of operations. Derivative assets and liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.
FASB ASC 470-20, Debt with Conversion and Other Options addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate IPO proceeds from the Units between Class A common stock and warrants, using the residual method by allocating IPO proceeds first to fair value of the warrants and then the Class A common stock.
Recent Accounting Standards
Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statement.
Note 3 — Proposed Public Offering
Pursuant to the Proposed Public Offering, the Company intends to offer for sale 5,000,000 Units, (or 5,750,000 Units if the underwriters’ over-allotment option is exercised in full) at a price of $10.00 per Unit. Each Unit consists of one Class A ordinary share, one-half of one redeemable warrant and one right. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. Each right entitles the holder to receive one-tenth (1/10) of one Class A ordinary share upon consummation of the initial Business Combination.
Note 4 — Private Placement
The Company’s Sponsor has agreed to purchase an aggregate of 220,000 Private Placement Units (or 235,000 Private Placement Units if the over-allotment option is exercised in full) at a price of $10.00 per Private Placement Unit for an aggregate purchase price of $2,200,000 (or $2,350,000 if the over-allotment option is exercised in full).
Each Private Placement Unit will be identical to the Units sold in the Proposed Public Offering, except as described below. The Private Placement Units will be sold in a private placement that will close simultaneously with the closing of the Proposed Public Offering, including the over-allotment option, as applicable. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the founder shares, private placement shares, private placement warrants or private placement rights. The warrants and rights will expire worthless if the Company does not consummate a Business Combination within the allotted 18-month period (or up to 24 months from the completion of the Proposed Public Offering if the Company extends the period of time to consummate a Business Combination by the full amount of time).
The Private Placement Units and their component securities will not be transferable, assignable or salable until 30 days after the consummation of the initial Business Combination except to permitted transferees. The private placement warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees. If the private placement warrants are held by someone other than the Sponsor or its permitted transferees, the placement warrants will be redeemable by the Company and exercisable by such holders on the same basis as the warrants included in the Units being sold in the Proposed Public Offering. If holders of private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.
Note 5 — Warrant Liabilities
The Public Warrants will become exercisable at $11.50 per share on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the IPO; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use commercially reasonable efforts to file with the SEC a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and, following the effective date of the registration statement, the Company will use commercially reasonable efforts to maintain a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
The warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend or recapitalization, reorganization, merger or consolidation. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital-raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the initial shareholders or their affiliates, without taking into account any Founder Shares held by the initial shareholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, plus interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume-weighted average trading price of the Class A ordinary shares during the 10-trading day period starting on the trading day prior to the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price”.
The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the IPO, except that the Private Placement Warrants and the ordinary shares issuable upon exercise of the Private Placement Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) will not be redeemable by the Company, (ii) may not (including the Class A ordinary shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the initial Business Combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants.
Once the warrants become exercisable, the Company may call the Public Warrants for redemption (except with respect to the Private Placement Warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the last reported sale price (the “closing price”) of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The “fair market value” of the Class A ordinary shares for the above purpose shall mean the volume-weighted average price of the Class A ordinary shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 Class A ordinary shares per warrant (subject to adjustment).
If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. Additionally, in no event will the Company be required to net cash settle any Warrants. If the Company does not complete the initial Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
The Company has accounted for the 135,000 warrants issued in connection with Private Placement in accordance with the guidance contained in FASB ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability.
The warrant agreement contains an Alternative Issuance provision that if less than 70% of the consideration receivable by the holders of the Class A ordinary shares in the Business Combination is payable in the form of common equity in the successor entity, and if the holders of the warrants properly exercises the warrants within thirty days following the public disclosure of the consummation of Business Combination by the Company, the warrant price shall be reduced by an amount equal to the difference (but in no event less than zero) of (i) the warrant price in effect prior to such reduction minus (ii) (A) the Per Share Consideration (as defined below) minus (B) the Black-Scholes Warrant Value (as defined below). The “Black-Scholes Warrant Value” means the value of a Warrant immediately prior to the consummation of the Business Combination based on the Black-Scholes Warrant Model for a Capped American Call on Bloomberg Financial Markets. “Per Share Consideration” means (i) if the consideration paid to holders of the ordinary shares consists exclusively of cash, the amount of such cash per ordinary shares, and (ii) in all other cases, the volume weighted average price of the ordinary shares as reported during the ten-trading day period ending on the trading day prior to the effective date of the Business Combination.

The Company believes that the adjustments to the exercise price of the warrants is based on a variable that is not an input to the fair value of a “fixed-for-fixed” option as defined under FASB ASC Topic
No. 815-40, and thus the warrants are not eligible for an exception from derivative accounting.
The accounting treatment of derivative financial instruments requires that the Company record a derivative liability upon the closing of IPO. Accordingly, the Company has classified each warrant as a liability at its fair value and the warrants were allocated a portion of the proceeds from the issuance of the Units equal to its fair value determined by the Monte Carlo simulation. This liability is subject to re-measurement at each balance sheet date. With each such re- measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations. The Company will reassess the classification at each balance sheet date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification.
Note 6 — Related Party Transactions
Founder Shares
In January 2021, the Sponsor paid $25,001, or approximately $0.017 per share, to cover certain offering costs in consideration for 1,437,500 Class B ordinary shares, with no par value. Up to 187,500 founder shares are subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option is exercised.
The Sponsor, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed (A) to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination and (B) to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Combination Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within such time period and (iv) the founder shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described in the amended and restated memorandum and articles of association. If the Company submits the initial Business Combination to the public shareholders for a vote, the Sponsor, officers and directors have agreed (and their permitted transferees will agree) to vote their founder shares and any public shares purchased during or after the Proposed Public Offering in favor of the initial Business Combination.
With certain limited exceptions, the founder shares are not transferable, assignable or salable (except to the Company’s officers and directors and other persons or entities affiliated with the Sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of (A) six months after the completion of the initial Business Combination or (B) subsequent to the initial Business Combination, (x) if the last sale price of the Class A ordinary shares equal or exceed $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the initial Business Combination, or (y) the date following the completion of the initial Business Combination on which the Company complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the public shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.
Promissory Note — Related Party
On January 13, 2021, the Sponsor agreed to loan the Company up to $200,000 to be used for a portion of the expenses of the Proposed Public Offering. These loans are non-interest bearing, unsecured and are due at the closing of the Proposed Public Offering. The loan will be repaid upon the closing of the Proposed Public Offering out of the offering proceeds that has been allocated to the payment of offering expenses. As of March 31, 2021, the Company had borrowed $149,533 under the promissory note.

Working Capital Loans
In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the initial Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,150,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination company at a price of $10.00 per unit at the option of the lender. Such units would be identical to the Private Placement Units. As of March 31, 2021, the Company had no borrowings under the Working Capital Loans.
Extension Loan
The Company will have until 18 months from the closing of the Proposed Public Offering to consummate an initial Business Combination. However, if the Company anticipates that it may not be able to consummate the initial Business Combination within 18 months, it may extend the period of time to consummate a Business Combination up to two times, each by an additional three months (for a total of up to 24 months to complete a Business Combination). Pursuant to the terms of the amended and restated memorandum and articles of association and the trust agreement to be entered into between the Company and Continental Stock Transfer & Trust Company on the date of the prospectus, in order to extend the time available for the Company to consummate the initial Business Combination, the Sponsor or its affiliates or designees, upon ten days advance notice prior to the applicable deadline, must deposit into the Trust Account $500,000, or up to $575,000 if the underwriters over-allotment option is exercised in full ($0.10 per share in either case) on or prior to the date of the applicable deadline, for each three month extension (or up to an aggregate of $1,000,000 (or $1,150,000 if the underwriters over-allotment option is exercised in full), or $0.20 per share if the Company extends for the full six months). Any such payments would be made in the form of a loan. Any such loans will be non-interest bearing and payable upon the consummation of the initial Business Combination. If the Company completes the initial Business Combination, it would repay such loaned amounts out of the proceeds of the Trust Account released to the Company. Up to $1,150,000 of such loans may be convertible into units at a price of $10.00 per unit at the option of the lender. If the Company does not complete a Business Combination, the Company will not repay such loans. Furthermore, the letter agreement with the initial shareholders contains a provision pursuant to which the Sponsor has agreed to waive its right to be repaid for such loans out of the funds held in the Trust Account in the event that the Company does not complete a Business Combination. The Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for the Company to complete the initial Business Combination.
Administrative Service Fee
Subsequent to the closing of the Proposed Public Offering, the Company will pay the Sponsor $10,000 per month for office space, secretarial and administrative services provided to members of the Company’s management team. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees.
Note 7 — Commitments & Contingencies
Registration Rights and Shareholder Rights
The holders of founder shares, Private Placement Units, shares being issued to the underwriters of the Proposed Public Offering, and units that may be issued on conversion of Working Capital Loans (and in each case holders of their component securities, as applicable) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Proposed Public Offering requiring the Company to register such securities for resale (in the case of the founder shares, only after conversion to the Company’s Class A ordinary shares). The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act.
Underwriters Agreement
The Company will grant the underwriters a 45-day option from the date of the prospectus to purchase up to an additional 750,000 Units to cover over-allotments, if any.
The underwriters will be entitled to a cash underwriting discount of two percent (2%) of the gross proceeds of the Proposed Public Offering, or $1,000,000 (or $1,150,000 if the underwriters’ over-allotment is exercised in full). Additionally, the underwriters will be entitled to a deferred underwriting discount of 3.5% of the gross proceeds of the Proposed Public Offering upon the completion of the Company’s initial Business Combination.
Representative’s Ordinary Shares
The Company has agreed to issue to Maxim Partners LLC and/or its designees, 50,000 ordinary shares (or 57,500 shares if the underwriter’s over-allotment option is exercised in full) upon the consummation of the Proposed Public Offering. Maxim has agreed not to transfer, assign or sell any such shares until the completion of the initial Business Combination. In addition, Maxim has agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of the initial Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete the initial Business Combination within the Combination Period.
The shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the effectiveness of the registration statement pursuant to FINRA Rule 5110(e)(1). Pursuant to FINRA Rule 5110(e)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statement, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the commencement of sales in the Proposed Public Offering, except to any underwriter and selected dealer participating in the offering and their officers, partners, registered persons or affiliates,.
Note 8 — Shareholders’ Equity
Preference Shares — The Company is authorized to issue 1,000,000 preference shares with no par value and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As March 31, 2021, there were no preference shares issued or outstanding.
Class A Ordinary Shares — The Company is authorized to issue a total of 100,000,000 Class A ordinary shares with no par value. As March 31, 2021, there were no Class A ordinary shares issued or outstanding.
Class B Ordinary Shares — The Company is authorized to issue 10,000,000 Class B ordinary shares with no par value per share. At March 31, 2021, there were 1,437,500 Class B ordinary shares issued and outstanding. Of the 1,437,500 Class B ordinary shares, an aggregate of up to 187,500 shares are subject to forfeiture to the Company for no consideration to the extent that the underwriters’ over-allotment option is not exercised in full or in part, so that the initial shareholders will collectively own 20% of the Company’s issued and outstanding ordinary shares after the Proposed Public Offering.
Class A ordinary shareholders and Class B ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as required by law.
The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination on a one-for-one basis, subject to adjustment for share splits, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein and in the Company’s amended and restated memorandum and articles of association. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Proposed Public Offering and related to the closing of the Business Combination, the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of all ordinary shares outstanding upon completion of the Proposed Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination or any private placement-equivalent units issued to the Sponsor or its affiliates upon conversion of loans made to the Company). Holders of founder shares may also elect to convert their Class B ordinary shares into an equal number of Class A ordinary shares, subject to adjustment as provided above, at any time. The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for the Company’s Class A ordinary shares issued in a financing transaction in connection with the initial Business Combination, including but not limited to a private placement of equity or debt. Securities could be “deemed issued” for purposes of the conversion adjustment if such shares are issuable upon the conversion or exercise of convertible securities, warrants or similar securities.
Warrants — No warrants are currently outstanding. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed below.
In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial business combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Company’s initial stockholders or their affiliates, without taking into account any founder shares held by such stockholders or their affiliates, as applicable, prior to such issuance (the “Newly Issued Price”)), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for funding the initial business combination (net of redemptions), and (z) the volume weighted average trading price of the Company ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price shall be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described in the section “Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.
The warrants will become exercisable on the later of 12 months from the closing of the Proposed Public Offering and 30 days after the completion of its initial Business Combination, and will expire five years after the completion of the Company’s initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use best efforts to file, and within 60 business days following the initial Business Combination to have declared effective, a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such Class A ordinary shares. Notwithstanding the foregoing, if a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective within a specified period following the consummation of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.
Once the warrants become exercisable, the Company may call the warrants for redemption (excluding the private placement warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•
if, and only if, the reported last sale price of the Class A ordinary shares equal or exceed $18.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sends to the notice of redemption to the warrant holders.

The Company has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and the Company issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Class A ordinary shares may fall below the $18.00 redemption trigger price as well as the $11.50 warrant exercise price after the redemption notice is issued.
If the Company calls the warrants for redemption as described above, the management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” the management will consider, among other factors, the Company’s cash position, the number of warrants that are outstanding and the dilutive effect on the Company’s shareholders of issuing the maximum number of Class A ordinary shares issuable upon the exercise of the warrants. If the management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If the management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Class A ordinary shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. The Company believes this feature is an attractive option to the Company if it does not need the cash from the exercise of the warrants after the initial Business Combination. If the Company calls the warrants for redemption and the management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis.
If the number of issued and outstanding Class A ordinary shares is increased by a capitalization payable in Class A ordinary shares, or by a sub-division of Class A ordinary shares or other similar event, then, on the effective date of such capitalization, sub-division or similar event, the number of Class A ordinary shares issuable on exercise of each warrant will be increased in proportion to such increase in the issued and outstanding Class A ordinary shares. A rights offering to holders of Class A ordinary shares entitling holders to purchase Class A ordinary shares at a price less than the fair market value will be deemed a capitalization of a number of Class A ordinary shares equal to the product of (x) the number of Class A ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A ordinary shares) multiplied by (ii) one (1) minus the quotient of (x) the price per Class A ordinary share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A ordinary shares, in determining the price payable for Class A ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A ordinary shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Class A ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
Rights
Each holder of a right will receive one-tenth (1/10) of one Class A ordinary share upon consummation of the initial Business Combination, even if the holder of such right redeemed all Class A ordinary shares held by it in connection with the initial Business Combination. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of an initial Business Combination, as the consideration related thereto has been included in the unit purchase price paid for by investors in the Proposed Public Offering. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the Class A ordinary shares will receive in the transaction on an as-converted into Class A ordinary share basis, and each holder of a right will be required to affirmatively convert its rights in order to receive the 1/10 share underlying each right (without paying any additional consideration) upon consummation of the Business Combination. More specifically, the right holder will be required to indicate its election to convert the rights into underlying shares as well as to return the original rights certificates to the Company.
If the Company is unable to complete an initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless.
As soon as practicable upon the consummation of the initial Business Combination, the Company will direct registered holders of the rights to return their rights to the rights agent. Upon receipt of the rights, the rights agent will issue to the registered holder of such rights the number of full Class A ordinary shares to which it is entitled. The Company will notify registered holders of the rights to deliver their rights to the rights agent promptly upon consummation of such Business Combination and have been informed by the rights agent that the process of exchanging their rights for Class A ordinary shares should take no more than a matter of days. The foregoing exchange of rights is solely ministerial in nature and is not intended to provide the Company with any means of avoiding the Company’s obligation to issue the shares underlying the rights upon consummation of the initial Business Combination. Other than confirming that the rights delivered by a registered holder are valid, the Company will have no ability to avoid delivery of the shares underlying the rights. Nevertheless, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial Business Combination.
The shares issuable upon conversion of the rights will be freely tradable (except to the extent held by affiliates of the Company’s). The Company will not issue fractional shares upon conversion of the rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of British Virgin Island’s law. As a result, you must hold rights in multiples of 10 in order to receive shares for all of the investors’ rights upon closing of a Business Combination. If the Company is unable to complete an initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial Business Combination. Accordingly, the rights may expire worthless.

Note 9 — Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statement was issued. Based upon this review, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statement.
On April 7, 2021, the Company consummated the IPO of 5,000,000 units (the “Units”). Each Unit consists of one ordinary share (“Ordinary Share”), one-half of a warrant (“Warrant”), with each whole warrant entitling its holder to purchase one Ordinary Share at a price of $11.50 per share, and one right (“Right”) to receive one-tenth of one Ordinary Share upon the consummation of an initial business combination. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $50,000,000. The Company granted the underwriters a 45-day option to purchase up to 750,000 additional Units to cover over-allotments, if any. The Underwriters exercised the over- allotment option in full on April 12, 2021, and the over-allotment option closed on April 15, 2021.
As of April 15, 2021, a total of $57,500,000 of the net proceeds from the IPO (including the exercise of the over-allotment option) and the Private Placement were deposited in a trust account established for the benefit of the Company’s public shareholders.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholder and Board of Directors of
Model Performance Acquisition Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Model Performance Acquisition Corp. (the “Company”) as of January 18, 2021, the related statements of operations, stockholder’s equity and cash flows for the period from January 8, 2021 (inception) through January 18, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 18, 2021, and the results of its operations and its cash flows for the period from January 8, 2021 (inception) through January 18, 2021, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph — Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company’s business plan is dependent upon its completion of the proposed initial public offering described in Note 3 to the financial statements. The Company has a working capital deficiency as of January 18, 2021, and lacks the financial resources it needs to sustain operations for a reasonable amount of time, which is considered to be one year from the issuance date of the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Notes 1 and 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Marcum llp
Marcum llp
We have served as the Company’s auditor since 2021.
Houston, Texas
February 1, 2021

MODEL PERFORMANCE ACQUISITION CORP.
BALANCE SHEET
JANUARY 18, 2021
Assets
Deferred offering costs	$102,492
Total assets	$102,492
Liabilities and Shareholder’s Equity
Accrued offering costs and expenses	$14,822
Promissory note – related party	65,999
Total current liabilities	80,821
Commitments
Shareholder’s Equity:
Preference shares, with no par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, with no par value;100,000,000 shares authorized; none issued and outstanding	—
Class B ordinary shares, with no par value; 10,000,000 shares authorized; 1,437,500 shares issued and outstanding(1)	25,001
Accumulated deficit	(3,330)
Total shareholder’s equity	21,671
Total Liabilities and Shareholder’s Equity	$102,492

(1)
Includes up to 187,500 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters. (See Note 7)

The accompanying notes are an integral part of the financial statements.

MODEL PERFORMANCE ACQUISITION CORP.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM JANUARY 8, 2021 (INCEPTION) THROUGH JANUARY 18, 2021
Formation costs	$3,330
Net loss	$(3,330)
Basic and diluted weighted average shares outstanding(1)	1,250,000
Basic and diluted net loss per share	$(0.00)

(1)
Excludes up to 187,500 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 7).

The accompanying notes are an integral part of the financial statements.

MODEL PERFORMANCE ACQUISITION CORP.
STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY
FOR THE PERIOD FROM JANUARY 8, 2021 (INCEPTION) THROUGH JANUARY 18, 2021
	Class B Ordinary shares		Accumulated Deficit	Shareholder’s Equity
	Shares(1)	Amount
Balance as of January 8, 2021 (inception)	—	$—	$—	$—
Class B ordinary shares issued to Sponsor	1,437,500	25,001	—	25,001
Net loss	—	—	(3,330)	(3,330)
Balance as of January 18, 2021	1,437,500	$25,001	$(3,330)	$21,671

(1)
Includes up to 187,500 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 7).

The accompanying notes are an integral part of the financial statements.

MODEL PERFORMANCE ACQUISITION CORP.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 8, 2021 (INCEPTION) THROUGH JANUARY 18, 2021
Cash flows from operating activities:
Net loss	$(3,330)
Adjustments to reconcile net loss to net cash used in operating activities:
Formation cost paid by Sponsor loan	3,330
Net cash used in operating activities	—
Net change in cash	—
Cash, beginning of the period January 8, 2021 (inception)	—
Cash, end of the period	$—
Supplemental disclosure of cash flow information:
Deferred offering costs paid by Sponsor in exchange for issuance of Class B ordinary shares	$25,001
Deferred offering costs paid by Sponsor loan	$62,669
Accrued deferred offering costs	$14,822
The accompanying notes are an integral part of the financial statements.

MODEL PERFORMANCE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — ORGANIZATION, BUSINESS OPERATION AND GOING CONCERN
Model Performance Acquisition Corp. (the “Company”) was incorporated as a British Virgin Islands exempted company on January 8, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (the “Business Combination”). The Company has not selected any Business Combination partner and the Company has not, nor has anyone on its behalf, initiated any substantive discussions, directly or indirectly, with any Business Combination partner.
As of January 18, 2021, the Company had not commenced any operations. All activity for the period from January 8, 2021 (inception) through January 18, 2021 relates to the Company’s formation and the proposed initial public offering described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Proposed Public Offering (as defined below). The Company has selected December 31 as its fiscal year end.
The Company’s Sponsor is First Euro Investments Limited, a British Virgin Islands company (the “Sponsor”). The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a proposed public offering of 5,000,000 units at $10.00 per unit (the “Units”) (or 5,750,000 units if the underwriters’ over-allotment option is exercised in full), which is discussed in Note 3 (the “Proposed Public Offering”), and the sale of 270,000 units (or 292,500 units if the over-allotment option is exercised in full) at a price of $10.00 per unit in a private placement to the Sponsor (the “Private Placement Units”) that will close simultaneously with the Proposed Public Offering. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the sale of Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination.
The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to complete a Business Combination successfully.
Upon the closing of the Proposed Public Offering, management has agreed that an amount equal to at least $10.10 per Unit sold in the Proposed Public Offering, including the proceeds of the Private Placement Units, will be held in a trust account (“Trust Account”) and will only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. The Company will not be permitted to withdraw any of the principal or interest held in the Trust Account except for the withdrawal of interest to pay taxes, if any, the proceeds from the Proposed Public Offering and the sale of the Private Placement Units will not be released from the Trust Account until the earliest of (i) the completion of the initial Business Combination; (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to redeem 100% of the public shares if the Company does not complete the initial Business Combination within 12 months from the closing of the Proposed Public Offering (or up to 18 months from the closing of the Proposed Public Offering if the Company extends the period of time to consummate a Business Combination by the full amount of time) or (B) with respect to any other provision relating to shareholders’ rights or pre-Business

Combination activity and (iii) the redemption of all of the public shares if the Company is unable to complete the initial Business Combination within 12 months from the closing of the Proposed Public Offering (or up to 18 months from the closing of the Proposed Public Offering if the Company extends the period of time to consummate a Business Combination by the full amount of time), subject to applicable law.
The Company will provide its public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The shareholders will be entitled to redeem their shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest (which interest shall be net of taxes payable) divided by the number of then issued and outstanding public shares, subject to the limitations. The amount in the Trust Account is initially anticipated to be approximately $10.10 per public share (subject to increase of up to an additional $0.20 per Unit in the event that the Sponsor elects to extend the period of time to consummate a Business Combination, as described in more detail in Note 5).
The shares of ordinary share subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Public Offering, in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.
The Company will have 12 months (or up to 18 months if the Company extends the period of time) from the closing of the Proposed Public Offering to complete the initial Business Combination (the “Combination Period”). However, if the Company is unable to complete the initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable and less up to $50,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (3) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under British Virgin Islands law to provide for claims of creditors and the requirements of other applicable law.
The Sponsor, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed (A) to waive their redemption rights with respect to their founder shares (as described in Note 5) and public shares in connection with the completion of the initial Business Combination and (B) to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Combination Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within such time period and (iv) the founder shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described in the amended and restated memorandum and articles of association. If the Company submits the initial Business Combination to the public shareholders for a vote, the Sponsor, officers and directors have agreed (and their permitted transferees will agree) to vote their founder shares and any public shares purchased during or after the Proposed Public Offering in favor of the initial Business Combination.
The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust

Account to below (i) $10.10 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended, (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third -party claims. The Company has not independently verified whether the Sponsor has sufficient funds to satisfy their indemnity obligations and believe that the Sponsor’s only assets are the Company’s security. The Company has not asked the Sponsor to reserve for such obligations.
Going Concern Consideration
As of January 18, 2021, the Company had no cash and a working capital deficit of $80,821 (excluding deferred offering costs). The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management plans to address this uncertainty through a Proposed Public Offering as discussed in Note 3. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful within the Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Risks and Uncertainties
Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).
Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of January 18, 2021.
Deferred Offering Costs
Deferred offering costs consist of legal and accounting expenses incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to shareholders’ equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.
Net Loss Per Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture by the Sponsor. Weighted average shares were reduced for the effect of an aggregate of 187,500 ordinary shares that are subject to forfeiture if the over-allotment option is not exercised by the underwriters (see Note 5). At January 18, 2021, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet, primarily due to its short-term nature.
Income Taxes
The Company accounts for income taxes under FASB ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.
ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. Since the Company was incorporated on January 8, 2021, the evaluation was performed for upcoming 2021 tax year which will be the only period subject to examination.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of January 18, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
There is currently no taxation imposed on income by the Government of the British Virgin Islands. In accordance with British Virgin Islands federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements.
Recent Accounting Pronouncements
Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.
NOTE 3 — PROPOSED PUBLIC OFFERING
Pursuant to the Proposed Public Offering, the Company intends to offer for sale 5,000,000 Units, (or 5,750,000 Units if the underwriters’ over-allotment option is exercised in full) at a price of $10.00 per Unit. Each Unit consists of one Class A ordinary share, one-half of one redeemable warrant and one right. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. Each right entitles the holder to receive one-tenth (1/10) of one Class A ordinary share upon consummation of the initial Business Combination.
NOTE 4 — PRIVATE PLACEMENT
The Company’s Sponsor has agreed to purchase an aggregate of 270,000 Private Placement Units (or 292,500 Private Placement Units if the over-allotment option is exercised in full) at a price of $10.00 per Private Placement Unit for an aggregate purchase price of $2,700,000 (or $2,925,000 if the over-allotment option is exercised in full).
Each Private Placement Unit will be identical to the Units sold in the Proposed Public Offering, except as described below. The Private Placement Units will be sold in a private placement that will close simultaneously with the closing of the Proposed Public Offering, including the over-allotment option, as applicable. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the founder shares, private placement shares, private placement warrants or private placement rights. The warrants and rights will expire worthless if the Company does not consummate a Business Combination within the allotted 12-month period (or up to 18 months from the completion of the Proposed Public Offering if the Company extends the period of time to consummate a Business Combination by the full amount of time).
The Private Placement Units and their component securities will not be transferable, assignable or salable until 30 days after the consummation of the initial Business Combination except to permitted transferees. The private placement warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees. If the private placement warrants are held by someone other than the Sponsor or its permitted transferees, the placement warrants will be redeemable by the Company and exercisable by such holders on the same basis as the warrants included in the Units being sold in the Proposed Public Offering. If holders of private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

NOTE 5 — RELATED PARTY TRANSACTIONS
Founder Shares
In January 2021, the Sponsor paid $25,001, or approximately $0.017 per share, to cover certain offering costs in consideration for 1,437,500 Class B ordinary shares, with no par value. Up to 187,500 founder shares are subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option is exercised.
The Sponsor, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed (A) to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination and (B) to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Combination Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within such time period and (iv) the founder shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described in the amended and restated memorandum and articles of association. If the Company submits the initial Business Combination to the public shareholders for a vote, the Sponsor, officers and directors have agreed (and their permitted transferees will agree) to vote their founder shares and any public shares purchased during or after the Proposed Public Offering in favor of the initial Business Combination.
With certain limited exceptions, the founder shares are not transferable, assignable or salable (except to the Company’s officers and directors and other persons or entities affiliated with the Sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of (A) six months after the completion of the initial Business Combination or (B) subsequent to the initial Business Combination, (x) if the last sale price of the Class A ordinary shares equal or exceed $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the initial Business Combination, or (y) the date following the completion of the initial Business Combination on which the Company complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the public shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.
Promissory Note — Related Party
On January 13, 2021, the Sponsor agreed to loan the Company up to $200,000 to be used for a portion of the expenses of the Proposed Public Offering. These loans are non-interest bearing, unsecured and are due at the closing of the Proposed Public Offering. The loan will be repaid upon the closing of the Proposed Public Offering out of the offering proceeds that has been allocated to the payment of offering expenses. As of January 18, 2021, the Company had borrowed $65,999 under the promissory note.
Working Capital Loans
In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the initial Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,150,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination company at a price of $10.00 per unit at the option of the lender. Such units would be identical to the Private Placement Units. As of January 18, 2021, the Company had no borrowings under the Working Capital Loans.

Extension Loan
The Company will have until 12 months from the closing of the Proposed Public Offering to consummate an initial Business Combination. However, if the Company anticipates that it may not be able to consummate the initial Business Combination within 12 months, it may extend the period of time to consummate a Business Combination up to two times, each by an additional three months (for a total of up to 18 months to complete a Business Combination). Pursuant to the terms of the amended and restated memorandum and articles of association and the trust agreement to be entered into between the Company and Continental Stock Transfer & Trust Company on the date of the prospectus, in order to extend the time available for the Company to consummate the initial Business Combination, the Sponsor or its affiliates or designees, upon ten days advance notice prior to the applicable deadline, must deposit into the Trust Account $500,000, or up to $575,000 if the underwriters over-allotment option is exercised in full ($0.10 per share in either case) on or prior to the date of the applicable deadline, for each three month extension (or up to an aggregate of $1,000,000 (or $1,150,000 if the underwriters over-allotment option is exercised in full), or $0.20 per share if the Company extends for the full six months). Any such payments would be made in the form of a loan. Any such loans will be non-interest bearing and payable upon the consummation of the initial Business Combination. If the Company completes the initial Business Combination, it would repay such loaned amounts out of the proceeds of the Trust Account released to the Company. Up to $1,150,000 of such loans may be convertible into units at a price of $10.00 per unit at the option of the lender. If the Company does not complete a Business Combination, the Company will not repay such loans. Furthermore, the letter agreement with the initial shareholders contains a provision pursuant to which the Sponsor has agreed to waive its right to be repaid for such loans out of the funds held in the Trust Account in the event that the Company does not complete a Business Combination. The Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for the Company to complete the initial Business Combination.
Administrative Service Fee
Subsequent to the closing of the Proposed Public Offering, the Company will pay the Sponsor $10,000 per month for office space, secretarial and administrative services provided to members of the Company’s management team. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees.
NOTE 6 — COMMITMENTS & CONTINGENCIES
Registration and Shareholder Rights
The holders of founder shares, Private Placement Units, shares being issued to the underwriters of the Proposed Public Offering, and units that may be issued on conversion of Working Capital Loans (and in each case holders of their component securities, as applicable) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Proposed Public Offering requiring the Company to register such securities for resale (in the case of the founder shares, only after conversion to the Company’s Class A ordinary shares). The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act.
Underwriters Agreement
The Company will grant the underwriters a 45-day option from the date of the prospectus to purchase up to an additional 750,000 Units to cover over-allotments, if any.
The underwriters will be entitled to a cash underwriting discount of two percent (2%) of the gross proceeds of the Proposed Public Offering, or $1,000,000 (or $1,150,000 if the underwriters’ over-allotment is exercised in full). Additionally, the underwriters will be entitled to a deferred underwriting discount of 3.5% of the gross proceeds of the Proposed Public Offering upon the completion of the Company’s initial Business Combination.

Representative’s Ordinary Shares
The Company has agreed to issue to Maxim Partners LLC and/or its designees, 50,000 ordinary shares (or 57,500 shares if the underwriter’s over-allotment option is exercised in full) upon the consummation of the Proposed Public Offering. Maxim has agreed not to transfer, assign or sell any such shares until the completion of the initial Business Combination. In addition, Maxim has agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of the initial Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete the initial Business Combination within the Combination Period.
The shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the effectiveness of the registration statement pursuant to FINRA Rule 5110(e)(1). Pursuant to FINRA Rule 5110(e)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statement, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the commencement of sales in the Proposed Public Offering, except to any underwriter and selected dealer participating in the offering and their officers, partners, registered persons or affiliates,.
NOTE 7 — SHAREHOLDERS’ EQUITY
Preference shares — The Company is authorized to issue 1,000,000 preference shares with no par value and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of January 18, 2021, there were no preference shares issued or outstanding.
Class A Ordinary Shares — The Company is authorized to issue 100,000,000 Class A ordinary shares with no par value . At January 18, 2021, there were no Class A ordinary shares issued or outstanding.
Class B Ordinary Shares — The Company is authorized to issue 10,000,000 Class B ordinary shares with no par value per share. At January 18, 2021, there were 1,437,500 Class B ordinary shares issued and outstanding. Of the 1,437,500 Class B ordinary shares, an aggregate of up to 187,500 shares are subject to forfeiture to the Company for no consideration to the extent that the underwriters’ over-allotment option is not exercised in full or in part, so that the initial shareholders will collectively own 20% of the Company’s issued and outstanding ordinary shares after the Proposed Public Offering.
Class A ordinary shareholders and Class B ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as required by law.
The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination on a one-for-one basis, subject to adjustment for share splits, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein and in the Company’s amended and restated memorandum and articles of association. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Proposed Public Offering and related to the closing of the Business Combination, the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of all ordinary shares outstanding upon completion of the Proposed Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination or any private placement-equivalent units issued to the Sponsor or its affiliates upon conversion of loans made to the Company). Holders of founder shares may also elect to convert their Class B ordinary shares into an equal number of Class A ordinary shares, subject to adjustment as provided above, at any time. The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for the Company’s Class A ordinary shares issued in a financing transaction in connection with the initial Business Combination, including but not limited to a private placement of equity or debt. Securities could be “deemed issued” for purposes of the conversion adjustment if such shares are issuable upon the conversion or exercise of convertible securities, warrants or similar securities.
Warrants — No warrants are currently outstanding. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed below.
In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial business combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Company’s initial stockholders or their affiliates, without taking into account any founder shares held by such stockholders or their affiliates, as applicable, prior to such issuance (the “Newly Issued Price”)), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for funding the initial business combination (net of redemptions), and (z) the volume weighted average trading price of the Company ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price shall be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described in the section “Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.
The warrants will become exercisable on the later of 12 months from the closing of the Proposed Public Offering and 30 days after the completion of its initial Business Combination, and will expire five years after the completion of the Company’s initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use best efforts to file, and within 60 business days following the initial Business Combination to have declared effective, a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such Class A ordinary shares. Notwithstanding the foregoing, if a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective within a specified period following the consummation of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.
Once the warrants become exercisable, the Company may call the warrants for redemption (excluding the private placement warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•
if, and only if, the reported last sale price of the Class A ordinary shares equal or exceed $18.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sends to the notice of redemption to the warrant holders.
The Company has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and the Company issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Class A ordinary shares may fall below the $18.00 redemption trigger price as well as the $11.50 warrant exercise price after the redemption notice is issued.
If the Company calls the warrants for redemption as described above, the management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” the management will consider, among other factors, the Company’s cash position, the number of warrants that are outstanding and the dilutive effect on the Company’s shareholders of issuing the maximum number of Class A ordinary shares issuable upon the exercise of the warrants. If the management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If the management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Class A ordinary shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. The Company believes this feature is an attractive option to the Company if it does not need the cash from the exercise of the warrants after the initial Business Combination. If the Company calls the warrants for redemption and the management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis.
If the number of issued and outstanding Class A ordinary shares is increased by a capitalization payable in Class A ordinary shares, or by a sub-division of Class A ordinary shares or other similar event, then, on the effective date of such capitalization, sub-division or similar event, the number of Class A ordinary shares issuable on exercise of each warrant will be increased in proportion to such increase in the issued and outstanding Class A ordinary shares. A rights offering to holders of Class A ordinary shares entitling holders to purchase Class A ordinary shares at a price less than the fair market value will be deemed a capitalization of a number of Class A ordinary shares equal to the product of (i) the number of Class A ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A ordinary shares) multiplied by (ii) one (1) minus the quotient of (x) the price per Class A ordinary share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A ordinary shares, in determining the price payable for Class A ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A ordinary shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Class A ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
Rights
Each holder of a right will receive one-tenth (1/10) of one Class A ordinary share upon consummation of the initial Business Combination, even if the holder of such right redeemed all Class A ordinary shares held by it in connection with the initial Business Combination. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of an initial Business Combination, as the consideration related thereto has been included in the unit purchase price paid for by investors in the Proposed Public Offering. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the Class A ordinary shares will receive in the transaction on an as-converted into Class A ordinary share basis, and each holder of a right will be required to affirmatively convert its rights in order to receive the 1/10 share underlying each right (without paying any additional consideration) upon consummation of the Business Combination. More specifically, the right holder will be required to indicate its election to convert the rights into underlying shares as well as to return the original rights certificates to the Company.
If the Company is unable to complete an initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless.
As soon as practicable upon the consummation of the initial Business Combination, the Company will direct registered holders of the rights to return their rights to the rights agent. Upon receipt of the rights, the rights agent will issue to the registered holder of such rights the number of full Class A ordinary shares to which it is entitled. The Company will notify registered holders of the rights to deliver their rights to the rights agent promptly upon consummation of such Business Combination and have been informed by the rights agent that the process of exchanging their rights for Class A ordinary shares should take no more than a matter of days. The foregoing exchange of rights is solely ministerial in nature and is not intended to provide the Company with any means of avoiding the Company’s obligation to issue the shares underlying the rights upon consummation of the initial Business Combination. Other than confirming that the rights delivered by a registered holder are valid, the Company will have no ability to avoid delivery of the shares underlying the rights. Nevertheless, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial Business Combination.
The shares issuable upon conversion of the rights will be freely tradable (except to the extent held by affiliates of the Company’s). The Company will not issue fractional shares upon conversion of the rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of British Virgin Island’s law. As a result, you must hold rights in multiples of 10 in order to receive shares for all of the investors’ rights upon closing of a Business Combination. If the Company is unable to complete an initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial Business Combination. Accordingly, the rights may expire worthless.
NOTE 8 — SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based on this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
MultiMetaVerse Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of MultiMetaVerse Inc. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operation and comprehensive loss, changes in deficit and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Marcum Bernstein & Pinchuk LLP
Marcum Bernstein & Pinchuk LLP
We have served as the Company’s auditor since 2021
Beijing, China
August 16, 2021

MULTIMETAVERSE INC.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share and per share data, or otherwise noted)
	As of December 31,
	2019	2020
Assets
Current assets:
Cash and cash equivalents	$151,448	$737,001
Accounts receivable, net	92,090	591,196
Amounts due from related parties	167,006	434,934
Inventories, net	385,150	380,578
Prepaid expenses and other current assets	834,261	1,270,221
Total current assets	1,629,955	3,413,930
Property and equipment, net	58,670	57,052
Intangible assets, net	12,851	368,717
Total non-current assets	71,521	425,769
TOTAL ASSETS	$1,701,476	$3,839,699
Liabilities
Current liabilities:
Accounts payable	$561,834	$593,353
Amounts due to related parties, current portion	27,284,173	32,044,778
Deferred revenue	—	66,138
Accrued liabilities and other current liabilities	442,127	527,565
Total current liabilities	28,288,134	33,231,834
Amounts due to related parties, non-current portion	—	5,094,875
Total non-current liabilities	—	5,094,875
TOTAL LIABILITIES	28,288,134	38,326,709
Shareholders’ deficit
Ordinary shares* (par value of $0.0001 per share; 500,000,000 shares authorized as of December 31, 2019 and 2020, respectively; 122,463,517 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	12,246	12,246
Subscription receivable	(12,246)	(12,246)
Additional paid-in capital	11,907,667	12,416,919
Accumulated deficit	(35,897,646)	(41,979,475)
Accumulated other comprehensive loss	(1,512,208)	(3,432,163)
MultiMetaVerse Inc. shareholders’ deficit	(25,502,187)	(32,994,719)
Non-controlling interests	(1,084,471)	(1,492,291)
Total shareholders’ deficit	(26,586,658)	(34,487,010)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$1,701,476	$3,839,699

*
The shares and per share information are presented on a retroactive basis to reflect the in-progress reorganization as of the issuance date of this report.

The accompanying notes are an integral part of these consolidated financial statements.

MULTIMETAVERSE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In U.S. dollars, except for share and per share data, or otherwise noted)
	For the years ended December 31,
	2019	2020
Net revenue	$2,463,227	$12,488,348
Operating cost and expenses:
Cost of sales	(1,485,120)	(10,012,255)
Impairment loss	—	(2,991,196)
Selling expenses	(526,661)	(656,763)
General and administrative expenses	(2,074,335)	(2,057,492)
Research and development expenses	(4,773,619)	(2,708,239)
Total operating cost and expenses	(8,859,735)	(18,425,945)
Loss from operations	(6,396,508)	(5,937,597)
Other income/(loss):
Interest income	402	4,199
Interest expenses	(195,519)	(387,043)
Other income and expense	21,394	14,597
Total other loss	(173,723)	(368,247)
Loss before income tax expense	(6,570,231)	(6,305,844)
Income tax benefit	—	—
Net loss	$(6,570,231)	$(6,305,844)
Net loss attributable to non-controlling interest	(1,192,473)	(224,015)
Net loss attributable to MultiMetaVerse Inc. shareholders	(5,377,758)	(6,081,829)
Other comprehensive income/(loss)
Foreign currency translation gain/(loss), net of nil income taxes	65,474	(2,103,760)
Total other comprehensive gain/(loss)	65,474	(2,103,760)
Total comprehensive loss	$(6,504,757)	$(8,409,604)
Total comprehensive loss attributable to non-controlling interest	(1,166,085)	(407,820)
Total comprehensive loss attributable to MultiMetaVerse Inc. shareholders	(5,338,672)	(8,001,784)
Loss per ordinary share attributable to MultiMetaVerse Inc. shareholders
Basic and Diluted*	(0.04)	(0.05)
Weighted average number of ordinary shares outstanding
Basic and Diluted*	122,463,517	122,463,517

*
The shares and per share information are presented on a retroactive basis to reflect the in-progress reorganization as of the issuance date of this report.

The accompanying notes are an integral part of these consolidated financial statements.

MULTIMETAVERSE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT
(In U.S. dollars, except for share and per share data, or otherwise noted)
	Ordinary shares*		Subscription receivable	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total MultiMetaVerse Inc. shareholder’s deficit	Non-controlling interests	Total Deficit
	Share	Amount
Balance as of December 31, 2018	122,463,517	$12,246	$(12,246)	$811,748	$(30,519,888)	$(1,551,294)	$(31,259,434)	$64,186	$(31,195,248)
Equity transferred from debt	—	—	—	11,095,919	—	—	11,095,919	—	11,095,919
Contribution from non-controlling interests	—	—	—	—	—	—	—	17,428	17,428
Net loss	—	—	—	—	(5,377,758)	—	(5,377,758)	(1,192,473)	(6,570,231)
Foreign currency translation adjustment	—	—	—	—	—	39,086	39,086	26,388	65,474
Balance as of December 31, 2019	122,463,517	12,246	(12,246)	11,907,667	(35,897,646)	(1,512,208)	(25,502,187)	(1,084,471)	(26,586,658)
Equity transferred from debt	—	—	—	509,252	—	—	509,252	—	509,252
Net loss	—	—	—	—	(6,081,829)	—	(6,081,829)	(224,015)	(6,305,844)
Foreign currency translation adjustment	—	—	—	—	—	(1,919,955)	(1,919,955)	(183,805)	(2,103,760)
Balance as of December 31, 2020	122,463,517	$12,246	$(12,246)	$12,416,919	$(41,979,475)	$(3,432,163)	$(32,994,719)	$(1,492,291)	$(34,487,010)

*
The shares and per share information are presented on a retroactive basis to reflect the in-progress reorganization as of the issuance date of this report.

The accompanying notes are an integral part of these consolidated financial statements.

MULTIMETAVERSE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars, except for share and per share data, or otherwise noted)
	For the years ended December 31,
	2019	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,570,231)	$(6,305,844)
Adjustments to reconcile net loss to net cash used in operating activities:
Impairment of inventory	—	26,512
Impairment of intangible assets	—	2,964,684
Depreciation and amortization	30,349	828,213
Changes in operating assets and liabilities
Accounts receivable	(86,597)	(465,868)
Inventories	(635)	2,176
Amount due from related parties	(168,063)	(242,648)
Prepaid expenses and other current assets	(393,675)	(359,235)
Accounts payable	349,019	(5,757)
Amount due to related parties	519,935	2,499,321
Accrued expenses and other payables	(61,348)	52,774
Deferred revenue	—	62,505
Net cash used in operating activities	(6,381,246)	(943,167)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(19,990)	(24,029)
Proceed from disposal of property and equipment	—	97
Net cash used in investing activities	(19,990)	(23,932)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings from related parties	6,463,170	1,510,910
Contribution from non-controlling interest	17,428	—
Net cash provided by financing activities	6,480,598	1,510,910

Effect of exchange rate changes	(1,581)	41,742

Net increase in cash and cash equivalents	77,781	585,553
Cash and cash equivalents, at beginning of year	73,667	151,448
Cash and cash equivalents, at end of year	$151,448	$737,001

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$—	$—
Interest paid	—	—
Debt to equity non-cash transaction	11,095,919	509,252
The accompanying notes are an integral part of these consolidated financial statements.

MULTIMETAVERSE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(In U.S. dollars, except share and per share data)
1.   ORGANIZATION AND PRINCIPAL ACTIVITIES
MultiMetaVerse Inc. (“MMV”, or the “Company”) was incorporated under the laws of the Cayman Islands on March 18, 2021. The Company through its wholly-owned and majority-owned subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, the “Group”) primarily engages in the development and publishing of animation and mobile games, and sale of merchandise in the People’s Republic of China (“PRC” or “China”).
As of December 31, 2020, the Company’s major subsidiaries and consolidated VIE are as follows:
Name	Date of Incorporation	Percentage of effective ownership	Principal Activities
Major subsidiaries
MultiMetaVerse HK Ltd (“MMV HK”)	March 18, 2021	100%	Investing holding company
Shanghai Mi Ting Culture and Creativity Co., Ltd. (Wholly Foreign-owned Enterprise “WFOE” or “Shanghai Mi Ting”)	April 14, 2021	100%	WFOE, a holding company
Shanghai Ling Xu Technology Co., Ltd	April 26, 2021	60%	Game development
VIE and major subsidiaries of VIE
Shanghai Jupiter Creative Design Co., Ltd. (“Shanghai Jupiter” or “VIE”)	February 6, 2015	VIE	Game development and operation, animation design and production, technical service, merchandise sale
Shanghai Cai Huan Network Technology Co., Ltd	May 26, 2016	100%	Merchandise sale
Shanghai Mobius Information Technology Co., Ltd (formerly known as “Shanghai Gaea Midi Information Technology Co., Ltd”)	May 9, 2016	51%	Animation design, program production
Shanghai Hui Zhi Ren Culture and Creativity Co., Ltd.	June 17, 2019	60%	Creative service, animation and graphic design
Reorganization
The Company undertook a reorganization and became the ultimate holding company of MMV HK, WFOE, and Shanghai Jupiter, which were all controlled by the same shareholders before and after the Reorganization. Effective on May 8, 2021, shareholders of Shanghai Jupiter and WFOE entered into a series of contractual agreements (“VIE Agreements”) with which the Company became the beneficiary owner of VIE and its subsidiaries. Due to the long process of the ODI filling, certain shareholders have not been allotted the MMV’s shares that they are entitled to as of the issuance date of this report, and the reorganization has not been fully completed yet. The VIE Agreements are summarized as below.
The VIE Agreements
The PRC government regulates the telecommunications and internet industry, including Internet Content Provider (“ICP”) services and online games, through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of

MULTIMETAVERSE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(In U.S. dollars, except share and per share data)
1.   ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)
PRC companies that engage in online games businesses. The Company, MMV HK and WFOE, are considered as foreign invested enterprises. To comply with these regulations, the Group conducts the majority of its activities in PRC through its VIE, Shanghai Jupiter.
WFOE has entered into the following contractual arrangements with Shanghai Jupiter and four of its shareholders, whom together hold 100% equity interest in Shanghai Jupiter, that enable the Group to (i) have power to direct the activities that most significantly affect the performance of Shanghai Jupiter and its subsidiaries, and (ii) receive the benefits of Shanghai Jupiter and its subsidiaries that could be significant to Shanghai Jupiter and its subsidiaries. The Company is fully and exclusively responsible for the management of Shanghai Jupiter and its subsidiaries, absorbs all risk of losses of Shanghai Jupiter and its subsidiaries and has the exclusive right to exercise all voting rights of Shanghai Jupiter’s shareholders. Therefore, The Company, through its wholly owned subsidiaries MMV HK and WFOE, has been determined to be the primary beneficiary of Shanghai Jupiter and its subsidiaries and has consolidated Shanghai Jupiter’s and its subsidiaries’ assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.
Immediately before and after reorganization, the Company together with its wholly-owned subsidiary MMV HK and WFOE and its VIE were effectively controlled by the same shareholders; therefore, the reorganization was accounted for as a recapitalization. The accompanying consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented. The consolidation of the Company and its subsidiaries and VIE has been accounted for at historical cost as of the beginning of the first period presented in the accompanying financial statements.
Exclusive Call Option Agreement
Pursuant to the Exclusive Call Option Agreement among WFOE, Shanghai Jupiter and its shareholders, the shareholders irrevocably granted WFOE or any third party designated by WFOE an option to purchase all or part of their equity interests in Shanghai Jupiter at any time at a price determined at WFOE’s discretion. According to the Exclusive Call Option Agreement, the purchase price to be paid by the Company to each shareholder of Shanghai Jupiter will be the minimum price permitted by applicable PRC Law at the time when such share transfer occurs. Without WFOE’s prior written consent, the shareholders and Shanghai Jupiter agreed not to, among other things: set encumbrance on, transfer all or part of, or dispose of the equity interests; amend the articles of association of Shanghai Jupiter; change the registered capital of Shanghai Jupiter or holding structure; change Shanghai Jupiter’s business activities; sell, assign, mortgage or dispose of any legal or beneficial rights to or in any of Shanghai Jupiter’s assets, business, or revenue; incur, assume or guarantee any debts; enter into any material contract; extend any loan or credit to any party, or provide any guarantee or assume any obligation of any party; merge or consolidate with any third party or acquire or invest in any third party; or distribute dividends. The shareholders and Shanghai Jupiter agreed to manage business and handle financial and commercial affairs prudently and in accordance with relevant laws and codes of practice. This Agreement will continue with full force and effect until the earlier of the date on which WFOE has acquired all of the Equity Interests in Shanghai Jupiter, or this Agreement is terminated by the mutual written consent.
Technical Consultation and Service Agreement
On May 8, 2021, WFOE entered into a Technical Consultation and Service Agreement with Shanghai Jupiter to enable WFOE to engage in the development and operation of the online game in accordance with applicable laws. Under this Agreement, WFOE intends to hire Shanghai Jupiter to provide technical consultation services and apply for the use of intellectual property rights including the trademark of Shanghai Jupiter, and Shanghai Jupiter agrees to provide such services. The term of the Services provided by Shanghai

MULTIMETAVERSE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(In U.S. dollars, except share and per share data)
1.   ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)
Jupiter shall be 20 years from the effective date of May 8, 2021, and will be automatically extended after the expiration until when terminated in writing by WFOE.
Proxy Agreement
On May 8, 2021, each shareholder of Shanghai Jupiter, signed Proxy Agreement to irrevocably entrust WFOE or any person(s) designated by WFOE to act as its attorney-in-fact to exercise any and all of its rights as a shareholder of Shanghai Jupiter, including, but not limited to, the right to convene, attend and present the shareholders’ meetings, vote, sign and perform as a shareholder; transfer, pledge or dispose of all the equity interest of Shanghai Jupiter held by the shareholder; collect the dividend, and participate in litigation procedures. This agreement is effective and irrevocable until all of each shareholder’s equity interest in Shanghai Jupiter has been transferred to Shanghai Jupiter or the person(s) designated by WFOE.
Equity Interest Pledge Agreement
Under the Equity Interest Pledge Agreement signed May 8, 2021 by and among WFOE and each shareholder of Shanghai Jupiter, the shareholders of Shanghai Jupiter have agreed to pledge 100% equity interest in Shanghai Jupiter to WFOE to guarantee the performance obligations of Shanghai Jupiter under the Technical Consultation and Service Agreement, and the performance obligations of each shareholder under the Exclusive Call Option Agreement. If Shanghai Jupiter or its shareholders breach their contractual obligations under these agreements, WFOE, as pledgee, will have the right to exercise the Pledge. The shareholders also agreed that, without prior written consent of WFOE, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. The pledge of equity interests in Shanghai Jupiter has been registered with the relevant office of the State Administration for Industry and Commerce in accordance with the PRC Property Rights Law.
Spousal Consent Letter
The spouses of each shareholder of Shanghai Jupiter have each signed Spousal Consent Letters. Under the Spousal Consent Letter, the signing spouse unconditionally and irrevocably has agreed to the execution by his or her spouse of the above-mentioned Technical Consultation and Service Agreement, Exclusive Call Option Agreement, Proxy Agreement and Equity Interest Pledge Agreement, and that his or her spouse may perform, amend or terminate such agreements without his or her consent. In addition, in the event that the spouse obtains any equity interest in Shanghai Jupiter held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.
Risks in relation to the VIE structure
The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could, among others:
•
revoking the business licenses and/or operating licenses of the Company;

•
discontinuing or placing restrictions or onerous conditions on the operations;

•
imposing fines, confiscating the income from WFOE or the VIE, or imposing other requirements with which the Company or the VIE may not be able to comply;

MULTIMETAVERSE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(In U.S. dollars, except share and per share data)
1.   ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)
•
requiring the Company to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIE, or imposing restrictions on the Company’s right to collect revenues;

•
imposing additional conditions or requirements with which the Company may not be able to comply;

•
requiring the Company to restructure the operations in such a way as to compel the Company to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets; or

•
restricting or prohibiting the Company use of the proceeds of overseas offering to finance the business and operations in China.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and their respective shareholders and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiaries and VIE.
The interests of the shareholders of VIE may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing VIE not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of VIE will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. The Company believes the shareholders of VIE will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of VIE should they act to the detriment of the Company. The Company relies on certain current shareholders of VIE to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of VIE, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.
As of December 31, 2019 and 2020, there were no pledge or collateralization of the VIE’s assets that can only be used to settle obligations of the VIE. The negative amount of the net assets of the VIE was $ 26,586,658 and $34,487,010 as of December 31, 2019 and 2020, respectively. The creditors of the VIE’s third party liabilities did not have recourse to the general credit of MMV in normal course of business. MMV has not provided any financial support to VIE for the years ended December 31, 2019 and 2020.
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)
Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Group, its subsidiaries, its VIE and its VIE’s subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.
The accompanying consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of

MULTIMETAVERSE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(In U.S. dollars, except share and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
liabilities in the normal course of business are dependent on, among other things, the Group’s ability to operate profitably, to generate cash flows from operations, and its ability to attract investors and to borrow funds on reasonable economic terms.
Going concern
The Group has incurred losses since its inception and recorded net loss of $6,570,231 and $6,305,844 for the year ended December 31, 2019 and 2020. As of December 31, 2020, the Group had an accumulated deficit of $41,979,475. In addition, for the year ended December 31, 2019 and 2020, the Group recorded net cash used in operating activities of $6,381,246 and $943,167. Historically, the Group has relied principally on borrowings from related parties to fund its operations and business development.
As of December 31, 2020, the Group has working capital deficit of $29,817,904. On May 8, 2021, the Group entered into a series of debt transfer agreement and investment agreement with Horgos Gaea Network Technology Co., Ltd. (“Horgos Gaea”) and Ke Xing Shi Dai (Beijing) Technology Co. Ltd. (“Ke Xing”), both Companies controlled by Mr. Wang Yanzhi, controlling shareholder of Shanghai Jupiter and the Group, pursuant to which payables due to Horgos Gaea of US$31,640,495 was transferred to Ke Xing, and together with the Reorganization, the debt was transferred to the Group’s equity. Besides, Avatar Group Holdings Limited (“Avatar”), the major shareholder, has agreed to provide continuing financial support for at least $5,409,000 to the Group from 12 months after issuance of 2020 financial statement of the Company. Furthermore, Shenzhen Gaea entered into agreement with the Company for not demanding repayment of all of the amount due from the Company amounted to $5,094,875 as of December 31, 2020 and any subsequent incremental amount for a period of at least 12 months from the issuance date of financial statement for the year ended December 31, 2020. Therefore, amount due to Shenzhen Gaea was classified into non-current liabilities.
Management also believes that the Group can adjust the pace of its business expansion and control operating expenses when necessary. Therefore, the Group assesses that current working capital, together with the support from Avatar, will be sufficient to meet its obligations for the next 12 months from the issuance date of this report. These financial statements are prepared on going concern basis.
(b)
Use of estimates

The preparation of financial statements in conformity with US GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including estimated average playing period of paying players, allowance for doubtful accounts, net realizable value of inventories, the useful lives of property and equipment and intangible assets, impairment of long-lived assets, and valuation allowance of deferred tax assets. Actual results could differ from those estimates.
(c)
Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial

MULTIMETAVERSE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(In U.S. dollars, except share and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:
•
Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

•
Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•
Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Based on the short-term nature of cash and cash equivalents, accounts receivable, advance to suppliers, amounts due from related parties and other current assets, accounts payable, advances from customers, accrued expenses and other current liabilities management has determined that the carrying value approximates their fair values.
(d)
Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and the Group’s demand deposit placed with banks, which have original maturities of less than three months and unrestricted as to withdrawal and use.
(e)
Accounts Receivable, net

Accounts receivable are stated at the original amount less an allowance for doubtful receivables. The allowance for doubtful accounts and authorized credits is estimated based upon the Group’s assessment of various factors including historical experience, the age of the accounts receivable balances, current economic conditions and other factors that may affect the Group’s customers’ ability to pay. An allowance is also made when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The Group determined no allowances for doubtful accounts against its accounts receivable as of December 31, 2019 and 2020, respectively.
(f)
Inventories, net

Inventories, primarily consisting of products for the Group’s anime merchandise business, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. No inventory write-down was recorded for the years end December 31, 2019. Impairment of inventory of US$26,512 was recorded for the year ended December 31, 2020.
(g)
Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

MULTIMETAVERSE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(In U.S. dollars, except share and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Category	Estimated useful lives
Office equipment	3 years
Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income.
(h)
Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets are amortized using the straight-line approach over the estimated economic useful lives of the assets as follows:
Category	Estimated useful lives
Software	10 years
Intellectual property	3 years

(i)
Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.
(j)
Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.
(k)
Revenue recognition

The Group adopted ASC Topic 606 (“ASC 606”), Revenue from Contracts with Customers, with effect from January 1, 2018, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. The adoption of this ASC 606 did not have a material impact on the Group’s consolidated financial statements.
Revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by estimates for return allowances and Value Added Tax (“VAT”). The recognition of revenues involves certain management judgments, including estimated lives of virtual items purchased by game players and estimated breakage of game points.

MULTIMETAVERSE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(In U.S. dollars, except share and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
The amount and timing of the Group’s revenues could be different if management made different judgments or utilized different estimates.
The Group’s revenues are mainly generated from mobile game services, animation production service, animation products sales and other operation service.
Mobile games services
The Group generates mobile game revenue from its own intellectual property games which are operated under a free-to-play model. Players can download the games free of charge and are charged for the purchase of in-game virtual items via payment channels to gain an enhanced game-playing experience. Depending on how the games are operated, the revenue was derived from self-operated games and jointly-operated games.
Self-operated games
For self-operated games, the Group has the pricing discretion, and is responsible for the launch of games, hosting and maintenance of game servers, selecting the distribution platforms, determination of when and how to operate the in-game promotions, and providing content updates and customer services to game players.
Players make purchases through payment channels and distribution platforms who then remit to the Group the gross proceeds less the commission fees paid to payment channels and distribution platforms.
The Group records revenue from self-operated games on a gross basis as the Group is a principal in the arrangement, commission fees paid to distribution channels and payment channels, and technical and promotional support charges paid to the related party are recorded as “Cost of Sales” on the consolidated statements of operations and comprehensive loss. The performance obligation is to provide on-going game services to players who purchased virtual items to gain an enhanced game-playing experience. The in-game virtual items and on-going game services are highly interrelated and therefore deemed as one performance obligation. The Group recognizes revenue over the estimated average playing period of paying players on a game-by-game basis which coincides with the players receiving and consuming the benefits from the virtual items they purchased. The Group considers the average period that players typically play the games and other game player behavior factors, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players. While the Group believes its estimates to be reasonable based on available game player information, the Group may revise such estimates based on new information indicating a change in the game player behavior patterns and any adjustments are applied prospectively.
Jointly-operated games
For jointly-operated games, the Group provides the distribution platforms (Android-based APP stores or other platforms) with the game content, game updates and version updates, if and when available, and maintenance. The services are highly interdependent and are not distinct, therefore it was deemed as one performance obligation. The games are operated by the distribution platforms who have pricing discretion and are responsible for the sales and marketing of the games and customer service to the players.
The Group receives fees based on a predetermined revenue sharing percentage stated in each contract with the distribution platforms, which is calculated as gross proceeds received by the distribution platforms less channel costs and other costs paid by distribution platforms. Revenue is usually recognized on a monthly basis as the performance obligation is provided over time.

MULTIMETAVERSE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(In U.S. dollars, except share and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Animation production service
Animation production revenue is primarily generated from contracts with customers for production services related to the development of animated content. The Group provides services under fixed-price contracts under which the Group agrees to perform the specified work for a pre-determined price. The revenue of animation production service is recognized at a point in time when delivering specified animation content to customer.
Sale of merchandise
The Group sells merchandise, which are primarily adapted from popular anime characters of the Group’s anime franchise, to customers through online and offline channels. The Group is the principal as it controls the inventory before they are transferred to customers. The Group has the primary responsibility for fulfilling the contracts, bears the inventory risk, and has sole discretion in establishing the prices. Merchandise revenues from animation products sales are recognized at a point in time when the promised goods are transferred to the customer, which generally occurs upon the receipt of goods by the customer. Revenue is measured at the transaction price which is based on the amount of consideration that the Group expects to receive in exchange for transferring the promised goods to the customer.
Licensing revenue
The Group has also entered into licensing arrangements to grant its customers, primarily digital streaming platforms, with the license to stream Group’s animated contents. Such licensing arrangements usually provide the Group revenue charged on a pay-per-view basis during certain period. Revenue from licensing agreement is recognized over the periods that pay-per-view fee are reported by licensees.
Other services
Other services primarily comprises of technical service including product development and operation and other related value-added business service. The Group generally charges technical fee on a monthly basis. The Group is the primary obligor for the service provided to the customers, as it has the ability to establish the price, and has the primary responsibility for fulfilling the contracts. Revenue is recognized over time based on fees agreed with the customer on a monthly basis.
The following table disaggregates the Group’s revenue for the years ended December 31, 2019 and 2020:
	For the Years Ended December 31,
	2019	2020
By revenue streams
Mobile games income	$31,456	$7,775,748
Self-operated games	—	5,409,601
Jointly-operated games	31,456	2,366,147
Sales of merchandise	1,049,244	1,885,763
Animation production service income	575,448	1,902,592
Other services income	601,507	589,793
Licensing revenue	205,572	334,452
Total	$2,463,227	$12,488,348

MULTIMETAVERSE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(In U.S. dollars, except share and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Contract Balances
Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Under Topic 606, the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer is recognized as a contract asset. The Group has no contract assets as of December 31, 2019 and 2020.
The contract liabilities consist of deferred revenue, which relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance from game players in mobile games. As of December 31, 2019 and 2020, the Group’s deferred revenue amount to nil and $66,138, respectively.
(l)
Cost of sales

Cost of revenues consists of staff cost, revenue shares relating to mobile game revenue paid to a related party who provides support of mobile game operation, commission fees paid to payment channels and distribution platforms, cost of inventory and amortization of intangible assets, server and bandwidth cost and other operating costs.
(m) Research and development expenses
Research and development costs primarily consist of staff costs and external service fees incurred for the design and production of the Group’s proprietary animation works, and the research and development of the Group’s mobile game application.
For internal use software, the Group expenses all costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing platforms. Costs incurred in the application development stage are capitalized and amortized over the estimated useful life. Since the amount of the Group’s research and development expenses qualifying for capitalization has been immaterial, as a result, all development costs incurred for development of internal used software have been expensed as incurred.
For external use software, costs incurred for development of external use software have not been capitalized for the years ended December 31, 2019 and 2020, because the period after the date technical feasibility is reached and the time when the software is marketed is short historically, and the amount of costs qualifying for capitalization has been immaterial.
(n)
Employee benefits

PRC Contribution Plan
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made.
(o)
Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental expense is recognized from the date of initial possession of the

MULTIMETAVERSE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(In U.S. dollars, except share and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
leased property, which includes rent holidays, on a straight-line basis over the term of the lease. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms.
(p)
Income taxes

The Group accounts for income taxes under ASC 740. Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($14,537). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.
The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2019 and 2020, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.
(q)
Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from sales of products, facilitation services and platform services in the PRC. The Group records revenue net of output VAT. This output VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.
The VAT rate is 13% for taxpayers selling consumer products, and 16% prior to April 1, 2019. For revenue generated from services, the VAT rate is 6% depending on whether the entity is a general tax payer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

MULTIMETAVERSE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(In U.S. dollars, except share and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(r)
Foreign currency transactions and translations

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Group’s financial statements are reported using U.S. Dollars (“$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the results of operations.
The value of RMB against $ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s financial condition in terms of $ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:
	As of December 31,
	2019	2020
Balance sheet items, except for equity accounts	6.9618	6.5250
	For the Years Ended December 31,
	2019	2020
Items in the statements of income and comprehensive income, and statements of cash flows	6.9081	6.9042
No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.
(s)
Non-controlling interest

For the Group’s majority-owned subsidiaries of VIE, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net loss on the consolidated statements of operation and comprehensive loss includes the net loss attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests in the Group’s consolidated balance sheets.
(t)
Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.
(u)
Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share

MULTIMETAVERSE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(In U.S. dollars, except share and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.
(v)
Segment reporting

In accordance with ASC 280-10, Segment Reporting, the Group’s chief operating decision maker (“CODM”), identified as the Group’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The majority of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.
(w) Recent accounting pronouncements
The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.
In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC Topic 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. In November 2019, ASU 2019-10, Codification Improvements to ASC 842 modified the effective dates of all other entities. In June 2020, ASU 2020-05 defer the effective date for one year for entities in the “all other” category. For all other entities, the amendments in ASU 2020-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application of the guidance continues to be permitted. The Group will adopt ASU 2016-02 from January 1, 2022. The Group is in the process of evaluating the effect of the adoption of this ASU.
In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Group will adopt ASU 2016-13 from January 1, 2023. The Group is in the process of evaluating the effect of the adoption of this ASU.
Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

MULTIMETAVERSE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(In U.S. dollars, except share and per share data)
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.
3.   PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepayments and other current assets consist of the following:
	December 31,
	2019	2020
Deductible input VAT	$362,360	$800,784
Prepaid expenses	212,504	194,329
Other receivables	227,272	261,577
Others	32,125	13,531
Prepayments and other current assets	$834,261	$1,270,221
4.   PROPERTY AND EQUIPMENT, NET
Property and equipment, net, consists of the following:
	December 31,
	2019	2020
Office equipment	$249,176	$290,618
Less: accumulated depreciation	(190,506)	(233,566)
Property and equipment, net	$58,670	$57,052
Depreciation expense was $28,381 and $29,171 for the years ended December 31, 2019 and 2020, respectively.
5.   INTANGIBLE ASSETS, NET
Intangible assets, net, consists of the following:
	December 31,
	2019	2020
Intellectual property	$—	$1,200,483
Software	19,520	20,827
Gross carrying amount	19,520	1,221,310
Less: Accumulated amortization	(6,669)	(852,593)
Intangible asset, net	$12,851	$368,717

MULTIMETAVERSE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(In U.S. dollars, except share and per share data)
5.   INTANGIBLE ASSETS, NET (Continued)
For the years ended December 31, 2019 and 2020, amortization expense amounted to $1,968 and $799,042, respectively. Future estimated amortization expense of intangible assets is as follows:
2021	$149,843
2022	149,843
2023	63,650
2024	2,083
2025	2,083
Thereafter	1,215
Total	$368,717
As the game performance did not meet the expectation, the Group performed impairment test for the intellectual property via the income approach, specifically the Discounted Cash Flow (“DCF”) method. The fair value of the intellectual property was less than its carrying amount. For the years ended December 31, 2019 and 2020, the Group recorded $nil and $2,964,684 of impairment loss of intellectual property in the impairment loss, respectively, as the game performance did not meet the expectation. The impairment has been adjusted into new cost in Intellectual property.
6.   ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES
Accrued expenses and other liabilities consist of the following:
	December 31,
	2019	2020
Payroll payable	$385,566	$463,154
Reimbursement payable	27,285	32,546
Other tax payable	15,974	26,477
Others	13,302	5,388
	$442,127	$527,565
7.   TAXATION
Cayman Islands
The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.
Hong Kong
According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, and will be 16.5% for any assessable profits beyond the first HKD2 million. MMV HK was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

MULTIMETAVERSE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(In U.S. dollars, except share and per share data)
7.   TAXATION (Continued)
PRC
Generally, the Group’s WFOE, VIE and subsidiaries of VIE, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.
The income tax provision consists of the following components:
For the years ended December 31,
	2019	2020
Current income tax expenses	—	—
Deferred income tax benefit	—	—
Total income tax benefit	$—	$—
A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:
	For the years ended December 31,
	2019	2020
Loss before income tax expense	$6,570,231	$6,305,844
Computed income tax benefit with statutory tax rate	1,642,558	1,576,461
Additional deduction for R&D expenses	895,054	507,795
Tax effect of non-deductible items	(89)	(862)
Changes in valuation allowance	(2,537,523)	(2,083,394)
Income tax benefit	$—	$—
As of December 31, 2019 and 2020, the significant components of the deferred tax assets are summarized below:
	As of December 31,
	2019	2020
Deferred tax assets:
Bad debt provision	$23,848	$57,903
Impairment loss of intangible assets	—	784,243
Net operating loss carried forward	6,745,634	8,094,432
Total deferred tax assets	6,769,482	8,936,578
Valuation allowance	(6,769,482)	(8,936,578)
Deferred tax assets, net of valuation allowance	$—	$—
As of December 31, 2019 and 2020, the Group had net operating loss carryforwards of approximately $26,982,535 and $32,377,726, respectively, which arose from the Group’s subsidiaries, VIE and the VIEs’ subsidiaries established in the PRC. As of December 31, 2019 and 2020, deferred tax assets from the net operating loss carryforwards amounted to $6,745,634 and $8,094,432, respectively, and the Group has provided a valuation allowance as it has concluded that it is more likely than not that these net operating losses as well as other temporary difference would not be utilized in the future.

MULTIMETAVERSE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(In U.S. dollars, except share and per share data)
7.   TAXATION (Continued)
As of December 31, 2019 and 2020, the movement of valuation allowance are as follows:
	As of December 31,
	2019	2020
Balance at the beginning of the year	$(4,304,882)	$(6,769,482)
Additions of valuation allowance	(2,537,523)	(2,083,394)
Net operating loss expiration	—	490,538
Foreign currency translation adjustment	72,923	(574,240)
Balance at the end of the year	$(6,769,482)	$(8,936,578)
As of December 31, 2020, net operating loss carryforwards will expire, if unused, in the following amounts:
2021	$1,948,488
2022	3,266,448
2023	10,967,412
2024	10,644,312
2025	5,551,066
Total	$32,377,726
8.   ORDINARY SHARES
The authorized number of ordinary shares of the Company is 500,000,000 shares with par value of US$0.001 each. On March 18, 2021, the Company issued an aggregate of 50,000,000 ordinary shares at a price of $0.0001 per share, pro-rata to the shareholders of the Company as of such date. On May 20, 2021, the Company issued 72,463,517 ordinary shares at a price of $0.0001 per share. In accordance with SEC SAB Topic 4, the nominal share issuance was accounted for as a stock split and that all share and per share information has been retrospectively restated to reflect such stock split for all periods presented.
9.   SUBSCRIPTION RECEIVABLE
As of December 31, 2019 and 2020, subscription receivable on the consolidated balance sheets represented the unrecovered consideration of the 122,463,517 ordinary shares issued by the Company.
10.   RESTRICTED NET ASSETS
A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) VIE, the Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from its VIE and VIE’s subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by its VIE and VIE’s subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the VIE and VIE’s subsidiaries included in the Group’s consolidated net assets are also non-distributable for dividend purposes.
In accordance with the PRC regulations on Enterprises with Foreign Investment, a WFOE established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the

MULTIMETAVERSE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(In U.S. dollars, except share and per share data)
10.   RESTRICTED NET ASSETS (Continued)
enterprise’s PRC statutory accounts. A WFOE is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. WFOE is subject to the above mandated restrictions on distributable profits.
Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide a statutory common reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide for a discretionary surplus reserve, at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. All of the Group’s PRC consolidated VIE and VIE’s subsidiaries are subject to the above mandated restrictions on distributable profits.
As a result of these PRC laws and regulations, the Group’s VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2019 and 2020, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Group’s VIE and VIE’s subsidiaries, that are included in the Company’s consolidated net assets were approximately $11,907,667 and $12,416,919, respectively.
11.   RELATED PARTY TRANSACTIONS
The following is a list of related parties which the Group has transactions with:
No.	Name of Related Parties	Relationship
1	Qu Xiaodan	Chief Executive Officer, Chief Financial Officer and a significant shareholder (6.44%) of the Company
2	Horgos Gaea Network Co., Ltd. (“Horgos Gaea”)	An entity controlled by Mr. Wang Yanzhi, controlling shareholder of the Company
3	Beijing Gaea Interactive Entertainment Co., Ltd. (“Beijing Gaea”)	An entity controlled by Mr. Wang Yanzhi, controlling shareholder of the Company
4	GAEA MOBILE LIMITED	An entity controlled by Mr. Wang Yanzhi, controlling shareholder of the Company
5	Shenzhen Gaea Technology Corporation (“Shenzhen Gaea”)	An entity controlled by Mr. Wang Yanzhi, controlling shareholder of the Company
6	Shanghai Youmier Network Technology Co., Ltd (“Shanghai Youmier”)	An entity controlled by Mr. Wang Yanzhi, controlling shareholder of the Company
7	Shanghai Huijie Culture Communication Co., Ltd (“Shanghai Huijie”)	The non-controlling shareholder (40%) of Shanghai Huizhiren Cultural Creative Co., Ltd

MULTIMETAVERSE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(In U.S. dollars, except share and per share data)
11.   RELATED PARTY TRANSACTIONS (Continued)
Amounts due from related parties
Amounts due from related parties consisted of the following for the periods indicated:
	As of December 31,
	2019	2020
Accounts receivable
Beijing Gaea	$50,274	$53,640
Shenzhen Gaea	—	143,869
GAEA MOBILE LIMITED	—	38,551
Shanghai Huijie	116,493	198,620
Subtotal	$166,767	$434,680
Other receivable
Shanghai Youmier	$239	$254
Total	$167,006	$434,934
Amounts due to related parties
Amount due to related parties consisted of the following for the periods indicated:
	As of December 31,
	2019	2020
Amount due to related parties, current portion
Horgos Gaea(a)	$24,004,621	$31,640,494
Beijing Gaea(b)	3,265,571	389,367
Qu Xiaodan	13,981	14,917
Subtotal	$27,284,173	$32,044,778
Amount due to related parties, non-current portion
Shenzhen Gaea(c)	$—	$5,094,875
Total	$27,284,173	$37,139,653

(a)
The balance mainly represents: i) the cash consideration of $14,364,101 and $15,325,670 (RMB100 million) that has not been paid as of December 31, 2019 and 2020, for which the Company acquired Mobius from Horgos Gaea in December 2018; ii) $4,597,701 for the software development service as of December 31, 2020; iii) short-term borrowings provided by Horgos Gaea with interest rate of 4.35%, that the total balance of the principle and interest were $9,619,132 and $11,717,123 as of December 31, 2019 and 2020, respectively.

(b)
The balance mainly represents the rental fee paid by Beijing Gaea on behalf of the Group.

(c)
The Company engaged Shenzhen Gaea to support its mobile game operation and marketing activities in 2020, and the balance as of December 31, 2020 represents the amount of operational support cost with Shenzhen Gaea based on the gross revenue of the corresponding mobile game.

Shenzhen Gaea entered into agreement with the Company for not demanding repayment of all of the amount due from the Company for a period of at least 12 months from the issuance date of financial

MULTIMETAVERSE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(In U.S. dollars, except share and per share data)
11.   RELATED PARTY TRANSACTIONS (Continued)
statement for the year ended December 31, 2020. Therefore, amount due to Shenzhen Gaea was classified into non-current liabilities.
Related party transactions
Nature	For the years ended December 31,
	2019	2020
Revenue from related parties
Shanghai Huijie	$500,679	$1,400,685
Beijing Gaea	50,665	—
Gaea Mobile Limited	—	36,433
Loans from related party
Horgos Gaea	$6,463,170	$1,510,910
Loans from related party converted to equity
Horgos Gaea	$10,807,541	$521,422
Interest expenses for loans from a related party
Horgos Gaea	$91,059	$231,916
Software development service provided by
Beijing Gaea(a)	$—	$4,345,187
Technical and promotional support cost with a related party
Shenzhen Gaea(b)	$—	$4,815,055

(a)
In 2020, Beijing Gaea provided software development service to the Company. Subsequently, the Group transferred the liabilities to Horgos GAEA through a series of debt transfer agreements.

(b)
In 2020, Shenzhen Gaea provided technical service to support the Company’s mobile game development, operation and marketing activities.

12.   CONCENTRATION AND RISKS
(a)
Major suppliers

The suppliers (both related party) represented 10% or more of the Group’s cost of sale and impairment loss for the years ended December 31, 2019 and 2020 as follows:
	For the years ended December 31,
	2019	%	2020	%
Supplier A (Cost of sale)	$—	—	$4,815,055	48%
Supplier B (Impairment loss)	$—	—	$2,964,684	99%

(b)
Credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts

MULTIMETAVERSE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(In U.S. dollars, except share and per share data)
12.   CONCENTRATION AND RISKS (Continued)
periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.
One distribution channel had a receivable balance exceeding 10% of the total accounts receivable balance for the year ended December 31, 2019 and 2020, respectively as follows:
	December 31,
	2019	2020
Distribution channel A	—	30%
Allowance for doubtful accounts	Not applicable	Not applicable

(c)
Major customers

The customers represented 10% or more of the Group’s total net revenues for the years ended December 31, 2019 and 2020 as follows:
	For the years ended December 31,
	2019	%	2020	%
Customer A	$496,948	20%	$1,400,683	11%

(d)
Online games

The Group derived 0% and 62.0% of its total net revenues from its one online game named Aotu World for the years ended December 31, 2019 and 2020.
Additionally, 1.28% and 62.26% of the Group’s total net game revenues were generated from mobile games for the years ended December 31, 2019 and 2020, respectively.
(e)
Foreign exchange risk

The Renminbi (“RMB”) is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Groups’ cash and cash equivalents denominated in RMB amounted to $151,448 (RMB1,054,348) and $737,001 (RMB 4,808,934) as of December 31, 2019 and 2020, respectively.
13.   COMMITMENTS AND CONTINGENCIES
Lease Commitments
The total future minimum lease payments under the non-cancellable operating lease with respect to the office and the warehouse as of December 31, 2020 are payable as follows:
Lease Commitment
Within 1 year	$1,012,826
1 – 2 years	1,800,848
Total	$2,813,674
Contingencies
In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities

MULTIMETAVERSE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(In U.S. dollars, except share and per share data)
13.   COMMITMENTS AND CONTINGENCIES (Continued)
resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31,2020 and through the issuance date of these consolidated financial statements.
14.   SUBSEQUENT EVENTS
The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements.
(a)
Pro forma information of debt to equity

As of December 31, 2020, Shanghai Jupiter had approximately US$31,640,495 payables due to Horgos Gaea, which is the parent of Shanghai Jupiter before the Reorganization. As of May 8, 2021, the Group entered into a series of debt transfer agreement and investment agreement with Horgos Gaea and Ke Xing, both Companies controlled by Mr. Wang Yanzhi, controlling shareholder of Shanghai Jupiter and the Group, pursuant to which payables due to Horgos Gaea of US$31,640,495 was transferred to Ke Xing, and together with the Reorganization, the debt was transferred to the Group’s equity.
The following unaudited pro forma balance sheet summarizes the results of financial position as of December 31, 2020 as if the debt to equity had occurred on December 31, 2020.
As of December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$737,001
Accounts receivable, net	591,196
Amounts due from related parties	434,934
Inventories	380,578
Prepaid expenses and other current assets	1,270,221
Total current assets	3,413,930
Property and equipment, net	57,052
Intangible assets, net	368,717
Total non-current assets	425,769
TOTAL ASSETS	$3,839,699
Liabilities
Current liabilities:
Accounts payable	$593,353
Amounts due to related parties-current	404,283
Deferred revenue	66,138
Accrued liabilities and other current liabilities	527,565
Total current liabilities	1,591,339
Amounts due to related parties-non current	5,094,875
Total non-current liabilities	5,094,875
TOTAL LIABILITIES	6,686,214
Shareholders’ deficit

MULTIMETAVERSE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(In U.S. dollars, except share and per share data)
14.   SUBSEQUENT EVENTS (Continued)
As of December 31, 2020
Ordinary shares* (par value of $0.0001 per share; 500,000,000 shares authorized as of December 31, 2020; 122,463,517 shares issued and outstanding as of December 31, 2020, respectively)	12,246
Subscription receivable	(12,246)
Additional paid-in capital	44,057,414
Accumulated deficit	(41,979,475)
Accumulated other comprehensive loss	(3,432,163)
MultiMetaVerse Inc. shareholders’ deficit	(1,354,224)
Non-controlling interests	(1,492,291)
Total shareholders’ deficit	(2,846,515)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$3,839,699

(b)
Share transfer and Action-in-concert Agreement

On March 22, 2021, the Group and Avatar (controlled by Mr. Wang Yanzhi), entered into agreement to transfer 31,461,568 ordinary shares, accounting for 22.50% of the Group’s total outstanding shares until the reorganization completes, to Lucky Cookies Holdings Limited (“Lucky Cookies”), controlled by Mr. Xu Yiran, for a consideration of $5,409,194. Under the agreement, Mr. Xu Yiran would complete performance condition as serving as the chairman of the board of directors of the Company for not less than 5 years and securing certain external financing to the Group before and after planned merger with Model Performance Acquisition Corp (“MPAC”). The share transfer agreement was effective upon the receipt of the consideration on May 28, 2021. Avatar has repurchased right of 50% of the transferred shares with discount price or for free if Mr. Xu Yiran did not complete partial or all of Mr. Xu Yiran’s performance condition. Such repurchased right will be waived upon the Group’s merger with MPAC completes.
Management is in process of assessing the accounting treatment for this transaction, based on preliminary conclusion, the transaction shall be regarded as share-based compensation to the Group’s senior management for future service in requisite service period pursuant to FASB ASC Topic 718. The difference between the fair value of the consideration and Group’s ordinary shares shall be accounted in general and administrative expenses. The Group is in the process of evaluating the valuation of the Group’s shares on grant date to determine the financial impact in the Group’s financial statements ended December 31, 2021.
In addition, on March 22, 2021, as part of the share transfer agreement above, Lucky Cookie and Mr. Xu Yiran, together with Avatar and Mr. Wang Yanzhi, signed action-in-concert Agreement to agree to act in concert with Lucky Cookie and Mr. Xu Yiran upon the merger with MPAC completes. Hence, Mr. Xu Yiran will control the Group by then.

Annex A
EXECUTION VERSION
MERGER AGREEMENT
dated
August 6, 2021
by and among
MultiMetaVerse Inc., a Cayman Islands exempted company (the “Company”),
Certain shareholders of the Company (the “Principal Shareholders”),
Model Performance Acquisition Corp., a British Virgin Islands business company (the “Parent”),
Model Performance Mini Corp., a British Virgin Islands business company (the “Purchaser”),
and
Model Performance Mini Sub Corp., a Cayman Islands exempted company (the “Merger Sub”).

MERGER AGREEMENT
This MERGER AGREEMENT (the “Agreement”), dated as of Augst 6, 2021 (the “Signing Date”), by and among MultiMetaVerse Inc., a Cayman Islands exempted company (the “Company”), the holding companies of certain founders as set forth on Exhibit A (each, a “Principal Shareholder” and collectively the “Principal Shareholders”), Model Performance Acquisition Corp., a British Virgin Islands business company (the “Parent”), Model Performance Mini Corp., a British Virgin Islands business company (“Purchaser”) and Model Performance Mini Sub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of the Parent (the “Merger Sub”).
W I T N E S E T H :
A.   The Company, through its wholly owned and Controlled (as defined below) subsidiaries, is in the business of development and publishing of animations and mobile games (the “Business”);
B.   The Company owns 100 percent of the issued share capital of MultiMetaVerse HK Limited (the “HKCo”), a limited liability company incorporated under the laws of Hong Kong, which in turn owns all of the equity interests of Shanghai Mi Ting Cuture and Creativity Co., Ltd. (the “WFOE”), a wholly foreign owned enterprise established under the laws of PRC. The WFOE controls Shanghai Jupiter Creative Design Co Ltd. via the VIE Documents (as defined below);
C.   Parent is a blank check company formed for the sole purpose of entering into a share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities;
D.   Purchaser was formed for the sole purpose of the merger of Parent with and into Purchaser, in which Purchaser will be the surviving corporation (the “Reincorporation Merger”); and
E.   The parties hereto desire that the Merger Sub shall merge with and into the Company, upon the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the Cayman Islands Companies Act (2021 Revision) (the “Cayman Companies Act”) (the “Acquisition Merger”).
NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties accordingly agree as follows:

ARTICLE I
DEFINITIONS
The following terms, as used herein, have the following meanings:
1.1   “Action” means any legal action, suit, claim, investigation, hearing or proceeding, including any audit, claim or assessment for Taxes or otherwise.
1.2   “Additional Agreements” mean the Lock-up Agreements, Registration Rights Agreement, Non-disclosure and Non-solicitation Agreements and Non-Compete Agreements.
1.3   “Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For avoidance of any doubt, (a) with respect to all periods prior to the Closing and subsequent to the Closing, each Principal Shareholder is an Affiliate of the Company, and (b) with respect to all periods subsequent to the Closing, Purchaser is an Affiliate of the Company.
1.4   “Authority” means any governmental, regulatory or administrative body, agency or authority, any court or judicial authority, any arbitrator, any relevant stock exchange, or any public, private or industry regulatory authority, whether international, national, Federal, state, or local.
1.5   “Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or used by a Person or in which a Person’s assets, the business or its transactions are otherwise reflected, other than stock books and minute books.
1.6   “Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York and the People’s Republic of China are authorized to close for business.
1.7   “Circular 37” means the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Investment Financing and Round Trip Investment via Special Purpose Companies issued by SAFE on July 4, 2014, as may be amended and supplemented from time to time.
1.8   “Closing Payment Shares” means such number of Purchaser Class A Ordinary Shares equal to $300,000,000, divided by $10.00.
1.9   “Code” means the Internal Revenue Code of 1986, as amended.
1.10   “Company Share Rights” means all options, warrants, rights, or other securities (including debt instruments) to purchase, convert or exchange into Company Ordinary Shares.
1.11   “Contracts” means the Leases and all contracts, agreements, leases (including equipment leases, car leases and capital leases), licenses, commitments, client contracts, statements of work (SOWs), sales and purchase orders and similar instruments, oral or written, to which the Company and/or any of its Subsidiary is a party or by which any of its respective assets are bound, including any entered into by the Company and/or any of its Subsidiary in compliance with Section 7.1 after the Signing Date and prior to the Closing.
1.12   “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise; and the terms “Controlled” and “Controlling” shall have the meaning correlative to the foregoing.
1.13   “Deferred Underwriting Amount” means the portion of the underwriting discounts and commissions held in the Trust Account, which the underwriters of the IPO are entitled to receive upon the Closing in accordance with the Investment Management Trust Agreement.
1.14   “Environmental Laws” shall mean all applicable Laws that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including, without limitation, the Comprehensive

Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.
1.15   “Exchange Act” means the Securities Exchange Act of 1934, as amended.
1.16   “Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.
1.17   “Hazardous Material” shall mean any material, emission, chemical, substance or waste that has been designated by any governmental Authority to be radioactive, toxic, hazardous, a pollutant or a contaminant.
1.18   “Hazardous Material Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.
1.19   “IPO” means the initial public offering of Parent pursuant to a prospectus dated April 7, 2021.
1.20   “Indebtedness” means with respect to any Person, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements) including with respect thereto, all interests, fees and costs and prepayment and other penalties, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under U.S. GAAP (as defined below), (g) all guarantees by such Person and (h) any agreement to incur any of the same.
1.21   “Intellectual Property Right” means all rights of every kind and nature in and to any trademark, service mark, registration thereof or application for registration therefor, trade name, license, domain names, invention, patent, patent application, trade secret, trade dress, know-how, content and format of content, writings, photographs, drawings, artwork, music (including any musical compositions and master recordings thereof), games, audio-visual works, and any underlying materials thereof (including without limitation any all characters, character names and likenesses, stories, plots, screenplays, teleplays, themes, scenes, photographs and film footage, props, special effects (computer generated or otherwise), film elements, titles, logos, artwork, designs, costumes, costume designs, music, or other material of any kind), copyright, copyrightable materials, copyright registration, application for copyright registration, software programs, data, data bases, u.r.l.s., and any other type of intellectual property, and all embodiments and fixations thereof and related documentation, registrations and franchises and all additions, improvements and accessions thereto (including any renewals and extensions thereof), and with respect to each of the forgoing items in this definition, which is owned or licensed or filed by the Company, or used or held for use in the Business, whether registered or unregistered or domestic or foreign. Without limiting the generality of the foregoing, the Intellectual Property Right shall include, without limitation, all rights of copyright (including all the allied, ancillary, and subsidiary rights), trademark, patent, production, manufacture, recordation, reproduction, transcription, performance, broadcast and exhibition of any art or method now known or hereafter devised.
1.22   “Inventory” is defined in the UCC.
1.23   “Investment Management Trust Agreement” means the investment management trust agreement made as of April 7, 2021 by and between the Parent and the Trustee.

1.24   “Law” means any domestic or foreign, federal, state, municipality or local law, statute, ordinance, code, principle of common law, act, treaty or order of general applicability of any applicable Authority, including rule or regulation promulgated thereunder.
1.25   “Leases” means the leases set forth on Schedule 1.25 attached hereto, together with all fixtures and improvements erected on the premises leased thereby.
1.26   “Liabilities” means any and all liabilities, Indebtedness, claims, or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including Tax Liabilities due or to become due.
1.27   “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.
1.28   “Lock-up Agreement” means the agreements in the forms attached as Exhibit C or agreement(s) substantially equivalent thereto mutually agreed by the Purchaser Parties and the Company, dated as of the Closing Date hereof entered into by and between the persons listed on Schedule 1.28 and the Purchaser.
1.29   “Match-up Shares Subscription Agreement” means the shares subscription agreement entered between the Company and Avatar Group Holdings Limited, and DA LIN YING FENG Holdings Limited, dated March 18, 2021.
1.30   “Material Adverse Effect” or “Material Adverse Change” means a material adverse change or a material adverse effect upon on the assets, liabilities, condition (financial or otherwise), prospects, net worth, management, earnings, cash flows, business, operations or properties of the Company and the Business, taken as a whole, whether or not arising from transactions in the ordinary course of business, provided, however, that “Material Adverse Effect” or “Material Adverse Change” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of the Purchaser Parties; (vi) any matter of which Parent is aware on the date hereof; (vii) any changes in applicable Laws or accounting rules (including U.S. GAAP) or the enforcement, implementation or interpretation thereof; (viii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company; (ix) any natural or man-made disaster or acts of God; or (x) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded), unless any such any event, occurrence, fact, condition or change, shall have a disproportionate effect on the Company and the Business as compared to comparable companies in the same industry.
1.31   “ODI Filings” means the formalities and fillings of overseas direct investment of Chinese enterprises, including but not limited to fulfilling the filing, approval or registration procedures in the development and reform authorities, the competent commercial authorities, and foreign exchange administration authorities and competent banks authorized by such authorities.
1.32   “ODI Shareholders” means Jupiter_Lilith Limited, a BVI business company incorporated in the British Virgin Islands; Shenzhen Huaqi Huirui Investment Management Limited Partnership, a limited partnership established in the People’s Republic of China; and Unique Tang Holding Limited, a BVI business company incorporated in the British Virgin Islands.
1.33   “ODI Shares Subscription Agreement” means the shares subscription agreement entered between the Company and the ODI Shareholders, dated July 15, 2021.

1.34   “Order” means any decree, order, judgment, writ, award, injunction, rule or consent of or by an Authority.
1.35   “Organizational Documents” means, with respect to any Person, its certificate of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended.
1.36   “Parent Class A Ordinary Shares” means the class A ordinary shares, no par value, of Parent, along with any equity securities paid as dividends or distributions after the Closing with respect to such shares or into which such shares are exchanged or converted after the Closing.
1.37   “Parent Class B Ordinary Shares” means the class B ordinary shares, no par value, of Parent, along with any equity securities paid as dividends or distributions after the Closing with respect to such shares or into which such shares are exchanged or converted after the Closing.
1.38   “Parent Ordinary Shares” means the Parent Class B Ordinary Shares and the Parent Class A Ordinary Shares.
1.39   “Parent Rights” means the issued and outstanding rights of Parent, each such right convertible into one-tenth (1/10) of a Parent Class A Ordinary Share at the closing of a business combination.
1.40   “Parent Securities” means the Parent Ordinary Shares, Parent Rights, Parent Units, and Parent Warrants, collectively.
1.41   “Parent Warrants” means the right to purchase one Parent Class A Ordinary Share at a price of $11.50 per whole share.
1.42   “Parent Unit” means a unit of the Parent comprised of one Parent Class A Ordinary Share, one-half of a Parent Warrant and one Parent Right.
1.43   “Permitted Liens” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to the Purchaser Parties; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts (A) that are not delinquent, (B) that are not material to the business, operations and financial condition of the Company and/or any of its Subsidiaries so encumbered, either individually or in the aggregate, (C) that not resulting from a breach, default or violation by the Company and/or any of its Subsidiaries of any Contract or Law, and (D) the Liens set forth on Schedule 1.42; and (iii) liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established in accordance to U.S. GAAP).
1.44   “Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.
1.45   “Pre-Closing Period” means any period that ends on or before the Closing Date or with respect to a period that includes but does not end on the Closing Date, the portion of such period through and including the day of the Closing.
1.46   “Purchaser Class A Ordinary Shares” means the class A ordinary shares, no par value, of Purchaser, along with any equity securities paid as dividends or distributions after the Closing with respect to such shares or into which such shares are exchanged or converted after the Closing.
1.47   “Purchaser Class B Ordinary Shares” means the class B ordinary shares, no par value, of Purchaser, along with any equity securities paid as dividends or distributions after the Closing with respect to such shares or into which such shares are exchanged or converted after the Closing.
1.48   “Purchaser Incentive Award” mean the equity incentive award to be approved by the Purchaser upon Closing under which the management of the Company shall be entitled to receive 10% of the then outstanding Purchaser Ordinary Shares (on fully diluted basis) if the average market capitalization of the

Purchaser equals or exceeds $1 billion (or any foreign currency equivalent) in any consecutive twenty trading days on or before the second anniversary of the Closing;
1.49   “Purchaser Ordinary Shares” means the Purchaser Class B Ordinary Shares and the Purchaser Class A Ordinary Shares.
1.50   “Purchaser Rights” means the issued and outstanding rights of Purchaser, each such right convertible into one-tenth (1/10) of a Purchaser Class A Ordinary Share at the closing of a business combination.
1.51   “Purchaser Securities” means the Purchaser Ordinary Shares, Purchaser Rights, Purchaser Units, and Purchaser Warrants, collectively.
1.52   “Purchaser Warrants” means the right to purchase one Purchaser Class A Ordinary Share at a price of $11.50 per whole share.
1.53   “Purchaser Unit” means a unit of the Purchaser comprised of one Purchaser Class A Ordinary Share, one-half of a Purchaser Warrant and one Purchaser Right.
1.54   “Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.
1.55   “Registration Rights Agreement” means the agreement governing the resale of the Closing Payment Shares, in the form attached hereto as Exhibit G.
1.56   “SAFE” means the State Administration of Foreign Exchange of the PRC.
1.57   “SAFE Rules and Regulations” means, collectively, Circular 37 and any other applicable SAFE rules and regulations, as amended and supplemented from time to time.
1.58   “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.
1.59   “SEC” means the Securities and Exchange Commission.
1.60   “Securities Act” means the Securities Act of 1933, as amended.
1.61   “Shareholder” means the shareholders of the Company.
1.62   “Sponsor” means First Euro Investments Limited,, a British Virgin Islands business company.
1.63   “Subsidiary” or “Subsidiaries” means one or more entities of which at least fifty percent (50%) of the capital stock or share capital or other equity or voting securities are Controlled or owned, directly or indirectly, by the respective Person.
1.64   “Tangible Personal Property” means all tangible personal property and interests therein, including machinery, computers and accessories, furniture, office equipment, communications equipment, automobiles, trucks, forklifts and other vehicles owned or leased by the Company and other tangible property, including the items listed on Schedule 5.14.
1.65   “Tax(es)” means any federal, state, local or foreign tax, charge, fee, levy, custom, duty, deficiency, or other assessment of any kind or nature imposed by any Taxing Authority (including any income (net or gross), gross receipts, profits, windfall profit, sales, use, goods and services, ad valorem, franchise, license, withholding, employment, social security, workers compensation, unemployment compensation, employment, payroll, transfer, excise, import, real property, personal property, intangible property, occupancy, recording, minimum, alternative minimum, environmental or estimated tax), including any liability therefor as a transferee or successor, as a result of Treasury Regulation Section 1.1502-6 or similar provision of applicable Law or as a result of any Tax sharing, indemnification or similar agreement, together with any interest, penalty, additions to tax or additional amount imposed with respect thereto.
1.66   “Taxing Authority” means the Internal Revenue Service and any other Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

1.67   “Tax Return” means any return, information return, declaration, claim for refund or credit, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Law relating to any Tax.
1.68   “UCC” means the Uniform Commercial Code of the State of New York, or any corresponding or succeeding provisions of Laws of the State of New York, or any corresponding or succeeding provisions of Laws, in each case as the same may have been and hereafter may be adopted, supplemented, modified, amended, restated or replaced from time to time.
1.69   “U.S. GAAP” means U.S. generally accepted accounting principles, consistently applied.
1.70   “VIE” means Shanghai Jupiter Creative Design Co Ltd.
1.71   “VIE Entities” means the VIE and its subsidiaries and branch companies.
1.72   “$” means U.S. dollars, the legal currency of the United States.
ARTICLE II
REINCORPORATION MERGER
2.1   Reincorporation Merger.   At the Reincorporation Effective Time (as defined in Section 2.2 below), and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of BVI Business Companies Act, as amended (“BVI Law”), Parent shall be merged with and into Purchaser, the separate corporate existence of Parent shall cease and Purchaser shall continue as the surviving company in the Reincorporation Merger under the BVI Law. Purchaser as the surviving company after the Reincorporation Merger is hereinafter sometimes referred to as the “Reincorporation Surviving Corporation”.
2.2   Reincorporation Effective Time.   The Parent and the Purchaser shall cause the Reincorporation Merger to be consummated by filing the articles of merger (the “Articles of Merger”) and the plan of merger (the “BVI Plan of Merger”) (and other documents required by BVI Law) with the Registrar of Corporate Affairs in the British Virgin Islands, in accordance with the relevant provisions of BVI Law (the time of such filings, or such later time, not exceeding 30 days, as specified in the Articles of Merger and the BVI Plan of Merger, being the “Reincorporation Effective Time”).
2.3   Effect of the Reincorporation Merger.   At the Reincorporation Effective Time, the effect of the Reincorporation Merger shall be as provided in this Agreement, the Articles of Merger, the BVI Plan of Merger and the applicable provisions of BVI Law. Without limiting the generality of the foregoing, and subject thereto, at the Reincorporation Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Parent shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Reincorporation Surviving Corporation, which shall include the assumption by the Reincorporation Surviving Corporation of any and all agreements, covenants, duties and obligations of the Parent set forth in this Agreement to be performed after the Reincorporation Effective Time, and all securities of the Reincorporation Surviving Corporation issued and outstanding as a result of the conversion under Sections 2.6(a) through (d) hereof shall be listed on the public trading market on which the Parent Units were trading prior to the Reincorporation Merger.
2.4   Memorandum and Articles of Association.   At the Reincorporation Effective Time, the Amended and Restated Memorandum and Articles of Association of the Parent, as in effect immediately prior to the Reincorporation Effective Time, shall cease and the memorandum and articles of association of Purchaser shall be the memorandum and articles of association of the Reincorporation Surviving Corporation, except that such memorandum and articles shall be amended and restated so that they read in their entirety as set forth in Exhibit C annexed hereto, and as so amended and restated, shall be the memorandum and articles of association of the Reincorporation Surviving Corporation and thereafter amended in accordance with their terms, the Organizational Documents of the Reincorporation Surviving Corporation as provided by Law.

2.5   Directors and Officers of the Reincorporation Surviving Corporation.   Immediately after the Reincorporation Effective Time and prior to the Closing, the officer and the board of directors of the Reincorporation Surviving Corporation shall be constituted by the same persons as the officers and board of directors of the Parent immediately prior to the Reincorporation Effective Time.
2.6   Effect on Issued Securities of Parent.
(a)   Conversion of Parent Ordinary Shares.   At the Reincorporation Effective Time, every issued and outstanding Parent Ordinary Share, shall be converted automatically into one Purchaser Class A Ordinary Share (other than the Parent Excluded Shares and the Parent Dissenting Shares). At the Reincorporation Effective Time, all Parent Ordinary Shares shall cease to be issued and shall automatically be canceled and retired and shall cease to exist. The holders of issued Parent Ordinary Shares immediately prior to the Reincorporation Effective Time, as evidenced by the register of members of the Parent (the “Register of Members”), shall cease to have any rights with respect to such Parent Ordinary Shares, except as provided herein or by Law. From and after the Reincorporation Effective Time, each certificate or book entry position that evidenced Parent Ordinary Shares immediately prior to the Reincorporation Merger shall entitle the holder only to the applicable number of Purchaser Class A Ordinary Shares into which such certificate or book entry position is convertible according to this Section 2.6(a). Upon surrender of each certificate (if any) previously evidencing Parent Ordinary Shares, such certificate shall be exchanged for a certificate representing the same number of applicable Purchaser Class A Ordinary Shares.
(b)   Parent Units.   At the Reincorporation Effective Time, every issued and outstanding Parent Unit shall be separated automatically into its constituent securities, which shall be converted automatically into securities of Purchaser in accordance with Section 2.6(a), (c) or (d), as applicable. At the Reincorporation Effective Time, all Parent Units shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. The holders of issued Parent Units immediately prior to the Reincorporation Effective Time shall cease to have any rights with respect to such Parent Units, except as provided herein or by Law. Upon surrender of each certificate (if any) previously evidencing Parent Units, such certificate shall be exchanged for certificates representing the applicable number of Purchaser Class A Ordinary Shares and Purchaser Warrants.
(c)   Parent Rights.   At the Reincorporation Effective Time, every issued and outstanding Parent Right shall be converted automatically into one-tenth (1/10) of one Purchaser Class A Ordinary Share, in accordance with the terms thereof. At the Reincorporation Effective Time, all Parent Rights shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. The holders of issued Parent Rights immediately prior to the Reincorporation Effective Time, as evidenced by the register of rights holders, shall cease to have any rights with respect to such Parent Rights, except as provided herein or by Law. From and after the Reincorporation Effective Time, each certificate or book entry position that evidenced Parent Rights immediately prior to the Reincorporation Merger shall entitle the holder only to the applicable number of Purchaser Class A Ordinary Share into which such certificate or book entry position is convertible according to this Section 2.6(a). Upon surrender of each certificate (if any) previously evidencing Parent Rights, such certificate shall be exchanged for a certificate representing the applicable number of Purchaser Class A Ordinary Shares.
(d)   Parent Warrants.   At the Reincorporation Effective Time, every issued and outstanding Parent Warrant shall remain outstanding but shall be automatically adjusted to become one Purchaser Warrant, in accordance with the terms thereof. Each Purchaser Warrant will continue to have, and be subject to, the same terms and conditions set forth in the warrant agreement (the “Warrant Agreement”), dated as of April 7, 2021, by and between Parent and Continental Stock Transfer & Trust Company, as warrant agent. At the Closing, the Purchaser shall enter into an amendment to the Warrant Agreement solely to evidence the succession of the Purchaser to the Parent and the assumption by the Purchaser of the covenants of Parent contained in the Warrant Agreement and the Parent Warrants. Upon surrender of each certificate (if any) previously evidencing Parent Warrants, such certificate shall be exchanged for a certificate representing the applicable number of Purchaser Warrants.
(e)   Cancellation of Parent Ordinary Shares Owned by Parent.   At the Reincorporation Effective Time, if there are any Parent Ordinary Shares that are owned by the Parent as treasury shares or any

Parent Ordinary Shares owned by any Subsidiary of the Parent immediately prior to the Reincorporation Effective Time (collectively, the “Parent Excluded Shares”), such shares shall be canceled and extinguished without any conversion thereof or payment therefor.
(f)   Transfers of Ownership.   If any certificate for securities of Purchaser is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Purchaser or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate for securities of Purchaser in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Purchaser or any agent designated by it that such Tax has been paid or is not payable.
(g)   No Liability.   Notwithstanding anything to the contrary in this Section 3.6, none of the Reincorporation Surviving Corporation, Parent or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.
(h)   Fractional Shares.   No certificates or scrip representing fractional shares of Purchaser Ordinary Share will be issued pursuant to the Reincorporation Merger and each holder of Parent Securities who would otherwise be entitled to a fraction of a share of Purchaser Ordinary Share at any time of Parent Ordinary Shares are distributed to any such Person pursuant to this Agreement (after aggregating all fractional shares that otherwise would be received by such holder in connection with such distribution) shall receive from Purchaser, in lieu of such fractional share, one (1) share of Purchaser Class A Ordinary Share.
2.7   Surrender of Securities.   All securities issued in exchange for Parent Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of Parent Securities shall also apply to the Purchaser Securities so issued in exchange.
2.8   Lost Stolen or Destroyed Certificates.   In the event any certificates shall have been lost, stolen or destroyed, Purchaser shall issue in exchange for such lost, stolen or destroyed certificates or securities, as the case may be, upon the making of an affidavit of that fact by the holder thereof, such securities, as may be required pursuant to Section 2.7; provided, however, that the Reincorporation Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Reincorporation Surviving Corporation with respect to the certificates alleged to have been lost, stolen or destroyed.
2.9   Section 368 Reorganization.   For U.S. federal income tax purposes, the Reincorporation Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code. The parties to this Agreement hereby (i) adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury Regulations, (ii) agree to file and retain such information as shall be required under Section 1.368-3 of the United States Treasury Regulations, and (iii) agree to file all Tax and other informational returns on a basis consistent with such characterization, unless required to do otherwise pursuant to a final determination as defined in Section 1413(a) of the Code (or pursuant to any similar provision of applicable state, local or foreign Law). Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the parties acknowledge and agree that no party is making any representation or warranty as to the qualification of the Reincorporation Merger as a reorganization under Section 368 of the Code or as to the effect, if any, that any transaction consummated on, after or prior to the Reincorporation Effective Time has or may have on any such reorganization status. Each of the parties acknowledge and agree that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Reincorporation Merger is determined not to qualify as a reorganization under Section 368 of the Code.
2.10   Dissenter’s Rights.   No Person who has validly exercised their dissenters’ rights pursuant to Section 179 of the BVI Law (each a “Parent Dissenting Shareholder”) shall be entitled to receive the securities of Purchaser in accordance with Section 2.6(a), (c) or (d), as applicable with respect to the shares of Parent owned by such Person (“Parent Dissenting Shares”) unless and until such Person shall have effectively withdrawn or lost such Person’s dissenters’ rights under BVI Law. Each Parent Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure in Section 179 of BVI Law with respect to the Parent Dissenting Shares owned by such Parent Dissenting Shareholder. The Purchaser shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Purchaser relating to any Parent Dissenting Shareholder’s rights of dissent and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under BVI Law. The Purchaser shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.
2.11   Taking of Necessary Action; Further Action.   If, at any time after the Reincorporation Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Reincorporation Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Parent and Purchaser, the officers and directors of Parent and Purchaser are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.
ARTICLE III
ACQUISITION MERGER
3.1   Acquisition Merger.   Upon and subject to the terms and conditions set forth in this Agreement, on the Closing Date (as defined in Section 3.2), concurrently with the Reincorporation Merger, and in accordance with the applicable provisions of Cayman Companies Act, Merger Sub shall be merged with and into the Company. Following the Acquisition Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Acquisition Merger (the “Surviving Corporation”) under the Laws of the Cayman Islands and become a wholly owned subsidiary of the Purchaser.
3.2   Closing; Effective Time.   Unless this Agreement is earlier terminated in accordance with Article XII, the closing of the Acquisition Merger (the “Closing”) shall take place concurrently with the Reincorporation Merger at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, New York on a date no later than fifteen (15) Business Days after the satisfaction or, if permissible, waiver of the last of the conditions set forth in Article X (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions at Closing), or at such other place and time as the Company and the Purchaser Parties may mutually agree upon. The parties may participate in the Closing via electronic means. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. At the Closing, the parties hereto shall execute a plan of merger (the “Plan of Merger”) in form and substance acceptable to the Merger Sub and the Company and the parties hereto shall cause the Acquisition Merger to be consummated by filing the Plan of Merger (and other documents required by Cayman Companies Act) with the Registrar of Companies in the Cayman Islands in accordance with the relevant provisions of Cayman Companies Act. The Acquisition Merger shall become effective at the time when it is registered by the Registrar of Companies (or such later time as specified in the Plan of Merger, being not more than the 90th day after the date of such registration) in accordance with the Cayman Companies Act (the “Effective Time”).
3.3   Board of Directors.   Immediately after the Closing, the Reincorporation Surviving Corporation’s board of directors shall consist of seven (7) directors, four (4) of which will be designated by the Company, one (1) of which will be designated by the Sponsor, and two (2) of which will be designated by the Company to serve as independent directors in accordance with Nasdaq requirements and shall be reasonably acceptable to the Sponsor. The Reincorporation Surviving Corporation’s board of directors will comply with the requirements of Nasdaq.
3.4   Effect of the Merger.   At the Effective Time, the effect of the Acquisition Merger shall be as provided in this Agreement, the Plan of Merger and the applicable provisions of Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of the Merger Sub set forth in this Agreement to be performed after the Effective Time.
3.5   Memorandum and Articles of Association of the Surviving Corporation.   At the Effective Time, the memorandum and articles of association of the Merger Sub, as in effect immediately prior to the Effective Time, shall cease and the memorandum and articles of the Company shall be the memorandum and articles of association of the Surviving Corporation until thereafter amended in accordance with their terms, the Organizational Documents of the Surviving Corporation and as provided by Law.
3.6   Taking of Necessary Action; Further Action.   If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Merger Sub and the Company, the officers and directors of the Merger Sub and the Company are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.
3.7   Section 368 Reorganization.   For U.S. Federal income tax purposes, the Acquisition Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code. The parties to this Agreement hereby (i) adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury Regulations, (ii) agree to file and retain such information as shall be required under Section 1.368-3 of the United States Treasury Regulations, and (iii) agree to file all Tax and other informational returns on a basis consistent with such characterization. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the parties acknowledge and agree that no party is making any representation or warranty as to the qualification of the Acquisition Merger as a reorganization under Section 368 of the Code or as to the effect, if any, that any transaction consummated on, after or prior to the Effective Time has or may have on any such reorganization status. Each of the parties acknowledge and agree that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Acquisition Merger is determined not to qualify as a reorganization under Section 368 of the Code.
ARTICLE IV
CONSIDERATION
4.1   Conversion of Capital.
(a)   Conversion of Ordinary Share.   At the Effective Time, by virtue of the Acquisition Merger and without any action on the part of the Parent, Purchaser, the Merger Sub, the Company or the Shareholders of the Company, each Company Ordinary Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and Dissenting Shares, each as defined below) shall be canceled and automatically converted into the right to receive, without interest, the applicable portion of the Closing Payment Shares for such number of Company Ordinary Shares (the “Applicable Per Share Merger Consideration”) as specified on Exhibit B hereto. For avoidance of any doubt, each Shareholder of the Company will cease to have any rights with respect to the Company Ordinary Shares, except the right to receive the Applicable Per Share Merger Consideration.
(b)   Dissenting Shares.   Each Company Ordinary Share (the “Dissenting Shares”) owned by holders of Company Ordinary Shares who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Acquisition Merger pursuant to Cayman Companies Act (the “Dissenting Shareholders”) shall thereafter represent only the right to receive the applicable payments set forth in Section 4.3, unless and until such Dissenting Shareholder effectively withdraws its demand for, or loses its rights to, dissent from the Acquisition Merger pursuant to Cayman Companies Act with respect to any Dissenting Shares.

(c)   Share Capital of Merger Sub.   Each share of Merger Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Acquisition Merger and without further action on the part of the sole shareholder of Merger Sub, be converted into and become one ordinary share of the Surviving Corporation (and such share of the Surviving Corporation into which the ordinary share of Merger Sub is so converted shall be the only share of the Surviving Corporation that is issued and outstanding immediately after the Effective Time).
(d)   Treatment of Certain Company Ordinary Share.   At the Effective Time, all Company Ordinary Shares that are owned by the Company (as treasury shares or otherwise) or any of its direct or indirect Controlled Subsidiaries as of immediately prior to the Effective Time (collectively, the “Excluded Shares”) shall be automatically canceled and extinguished without any conversion or consideration delivered in exchange thereof.
(e)   No Liability.   Notwithstanding anything to the contrary in this Section 4.1, none of Surviving Corporation or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.
(f)   Surrender of Certificates.   All securities issued upon the surrender of Company Ordinary Shares in accordance with the terms hereof, shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of such Company Ordinary Shares shall also apply to the Closing Payment Shares so issued in exchange.
(g)   Lost, Stolen or Destroyed Certificates.   In the event any certificates for any Company Ordinary Share shall have been lost, stolen or destroyed, the Purchaser shall cause to be issued in exchange for such lost, stolen or destroyed certificates and for each such share, upon the making of an affidavit of that fact by the holder thereof; provided, however, that Purchaser may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Purchaser with respect to the certificates alleged to have been lost, stolen or destroyed.
(h)   Adjustments.   Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding securities of the Company, the Parent Ordinary Shares or the Purchaser Ordinary Shares shall occur (other than the issuance of additional shares of the Company or Purchaser or Parent as permitted by this Agreement), including by reason of any reclassification, recapitalization, share split (including a reverse share split), or combination, exchange, readjustment of shares, or similar transaction, or any share dividend or distribution paid in shares, the Closing Payment Shares and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit Parent, Purchaser or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.
4.2   Payment of Merger Consideration.
(a)   Upon and subject to the terms and conditions of this Agreement, on the Closing Date, the Purchaser shall issue to each Shareholder such number of Closing Payment Shares opposite such Shareholder’s name on Exhibit B.
(b)   No certificates or scrip representing fractional Purchaser Ordinary Shares will be issued pursuant to the Acquisition Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of the Purchaser.
(c)   Legend. Each certificate issued pursuant to the Acquisition Merger to any holder of Company Ordinary Shares shall bear the legend set forth below, or legend substantially equivalent thereto, together with any other legends that may be required by any securities laws at the time of the issuance of the Purchaser Ordinary Shares:
THE ORDINARY SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED,

PLEDGED OR HYPOTHECATED UNLESS AND UNTIL (I) SUCH OFFER, SALE, TRANSFER, PLEDGE OR HYPOTHECATION HAS BEEN REGISTERED UNDER THE ACT OR (II) THE ISSUER OF THE ORDINARY SHARES HAS RECEIVED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE ACT.
4.3   Dissenter’s Rights
(a)   No person who has validly exercised their dissenters’ rights pursuant to Cayman Companies Act shall be entitled to receive the Applicable Per Share Merger Consideration with respect to the Dissenting Shares owned by such Dissenting Shareholder unless and until such Dissenting Shareholder shall have effectively withdrawn or lost their dissenters’ rights under the Cayman Companies Act. Each Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure set forth in Cayman Companies Act with respect to the Dissenting Shares owned by such Dissenting Shareholder. The Company shall give the Purchaser (i) prompt notice of any notices of objection, notices of dissent, written demands for appraisal, demands for fair value, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to any Dissenting Shareholder’s rights of dissent under Cayman Companies Act and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Act. The Company shall not, except with the prior written consent of Purchaser, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.
(b)   In the event that any written notices of objection to the Acquisition Merger are served by any shareholders of the Company pursuant section 238(2) of the Cayman Companies Act, the Company shall serve written notice of the authorization and approval of this Agreement, the Plan of Merger and the Acquisition Merger on such shareholders pursuant to section 238(4) of the Cayman Companies Act within twenty (20) days of obtaining the Requisite Company Vote (as defined below), provided, that prior to serving any such notice, the Company shall consult with the Purchaser with respect to such notice and shall afford the Purchaser a reasonable opportunity to comment thereon.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the disclosure schedules delivered by the Company to the Purchaser Parties (as defined below) simultaneously with the execution of this Agreement, the Company and the Principal Shareholders of the Company, jointly and severally, hereby represent and warrant to the Parent, Purchaser and Merger Sub (collectively, “Purchaser Parties”) that each of the following representations and warranties is true, correct and complete as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date). The parties hereto agree that any reference to numbered and lettered paragraphs and sub-paragraphs of this Article V to which the particular schedule relates is for the sake of convenience only. However, each such disclosure (whether directly or by reference to any document or other source) shall be taken as referring to each and every paragraph of Article V to which it can reasonably be expected to relate, and not only to the numbered and lettered paragraphs and sub-paragraphs to which it has been specified as relating to. For the avoidance of doubt, unless the context otherwise required, the below representations and warranties relate to the Company on a consolidated basis with its Subsidiaries. It is being acknowledged that the schedules to this Article V shall be collectively attached hereto as Exhibit E.
5.1   Corporate Existence and Power.   The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and its Subsidiaries are duly organized, validly existing and in good standing under the laws of the jurisdiction in which they were formed (the Company and its Subsidiaries, collectively, the “Company Group”). Each member of the Company Group has all requisite power and authority, corporate and otherwise, and all governmental licenses, franchises, Permits, authorizations, consents and approvals necessary and required to own and operate its properties and assets and to carry on the Business as presently conducted, other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect. Each member of the Company Group is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its Business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect. Schedule 5.1 lists all jurisdiction in which any member of the Company Group is qualified to conduct the business.
5.2   Authorization.   The execution, delivery and performance by each Company Group of this Agreement and the Additional Agreements to which it is a party and the consummation by each Company Group of the transactions contemplated hereby and thereby are within the corporate powers of such Company Group and have been duly authorized by all necessary action on the part of such Company Group, subject to the authorization and approval of this Agreement, the Plan of Merger and the transactions contemplated hereby by way of a special resolution of the shareholders of the Company passed by the affirmative vote of holders of Company Ordinary Shares representing at least two-thirds of the votes of the Company Ordinary Shares present and voting in person or by proxy at a meeting of the shareholders of the Company in accordance with the memorandum and articles of association of the Company and the Cayman Companies Act (the “Requisite Company Vote”). This Agreement constitutes, and, upon their execution and delivery, each of the Additional Agreements will constitute, a valid and legally binding agreement of the Company Group enforceable against such Company Group in accordance with their respective terms to which it is a party.
5.3   Governmental Authorization.   Neither the execution, delivery nor performance by the Company Group of this Agreement or any Additional Agreements to which it is a party requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with, any Authority as of the date of this Agreement, except for the ODI Filings referred to in Section 8.3.
5.4   Non-Contravention.   None of the execution, delivery or performance by the Company Group of this Agreement or any Additional Agreements to which it is a party does or will (a) contravene or conflict with the organizational or constitutive documents of the Company Group, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the Company Group, (c) constitute a default under or breach of (with or without the giving of notice or the passage of time or both) or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company Group or require any payment or reimbursement or to a loss of any material benefit relating to the Business to which the Company Group are entitled under any provision of any Permit, Contract or other instrument or obligations binding upon the Company Group or by which any of the Company Ordinary Share, or any of the Company Group’s assets is or may be bound or any Permit, or (d) result in the creation or imposition of any Lien on any of the Company Ordinary Shares, (e) cause a loss of any material benefit relating to the Business to which the Company Group are entitled under any provision of any Permit or Contract binding upon the Company Group, or (f) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Company Group’s material assets, in the cases of (a) to (d), other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect.
5.5   Capital Structure.
(a)   Share Capital.   The capital of the Company is $50,000 divided into 500,000,000 shares of a nominal or par value $0.0001 each (the “Company Ordinary Share”) of which 122,463,517 Company Ordinary Shares are issued and outstanding as of the date hereof, and 139,829,193 Company Ordinary Shares will be issued and outstanding immediate prior to the Closing. No Company Ordinary Share is held in its treasury. All of the issued and outstanding Company Ordinary Shares have been duly authorized and validly issued, are fully paid and non-assessable, and are not subject to any preemptive rights or have been issued in violation of any preemptive or similar rights of any Person. As of the date hereof, all of the issued and outstanding Company Ordinary Shares are owned legally and beneficially by the Persons set forth on Part 1 of Exhibit B, and immediately prior to the Closing, all of the issued and outstanding Company Ordinary Shares will be owned legally and beneficially by the Persons set forth on Part 2 of Exhibit B. The only Company Ordinary Shares that will be issued and outstanding immediately after the Closing will be the Company Ordinary Shares owned by the Purchaser. No other class in the share capital of the Company is authorized or issued or outstanding.

(b)   Except as set forth on Schedule 5.5(b), there are no: (a) outstanding Company Share Rights; (b) outstanding subscriptions, options, warrants, rights (including phantom stock rights), calls, commitments, understandings, conversion rights, rights of exchange, plans or other agreements of any kind providing for the purchase, issuance or sale of any share of the Company; (c) to the knowledge of the Company, agreements with respect to any of the Company Ordinary Share, including any voting trust, other voting agreement or proxy with respect thereto; or (d) disputes, controversies, demands or claims as to any Company Ordinary Shares.
5.6   Charter Documents.   Copies of Organizational Documents of each member of the Company Group have heretofore been made available to the Purchaser Parties, and such copies are each true and complete copies of such instruments as amended and in effect on the date hereof. Each member of the Company Group has not taken any action in violation or derogation of its Organizational Documents, other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect.
5.7   Corporate Records.   All proceedings of the board of directors occurring since December 31, 2018, including committees thereof, and all consents to actions taken thereby, are maintained in the ordinary course consistent with past practice. The register of members or the equivalent documents of the Company Group are complete and accurate. The register of members or the equivalent documents and minute book records of the Company Group relating to all issuances and transfers of stock or share by the Company Group, and all proceedings of the board of directors, including committees thereof, and stockholders or shareholders of the Company Group since December 31, 2018, have been made available to the Purchaser Parties, and are true, correct and complete copies of the original register of members or the equivalent documents and minute book records of the Company Group.
5.8   Assumed Names.   Schedule 5.8 is a complete and correct list of all assumed or “doing business as” names currently or, within two (2) years prior to the date of this Agreement used by the Company Group, including names on any websites. Since December 31, 2018, none of the Company Group has used any assumed or “doing business as” name other than the names listed on Schedule 5.8 to conduct the Business.
5.9   Subsidiaries.
(a)   Schedule 5.9(a) sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary, its jurisdiction of organization, its authorized shares or other equity interests (if applicable), and the number of issued and outstanding shares or other equity interests and the record holders thereof. Other than the VIE Entities or as set forth in the VIE Contracts (as defined below) or as set forth on Schedule 5.9(a), as the case may be, (i) all of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, duly registered and non-assessable (if applicable), were offered, sold and delivered in material compliance with all applicable securities Laws, and are owned by the Company or one of its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents); (ii) there are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the shares or other equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary; (iii) there are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any shares or other equity interests in or of any Subsidiary of the Company; (iv) there are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company; (v) except as set forth on Schedule 5.9(a), no Subsidiary of the Company has any limitation on its ability to make any distributions or dividends to its equity holders, whether by Contract, Order or applicable Law; (vi) except for the equity interests of the Subsidiaries listed on Schedule 5.9(a), the Company does not own or have any rights to acquire, directly or indirectly, any shares or other equity interests of, or otherwise Control, any Person; (vii) none of the Company or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement, and (viii) except as set forth on Schedule 5.9(a), there are no outstanding contractual obligations of the Company or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(b)   HKCo is the legal and beneficial owner of one hundred percent (100%) of the issued and outstanding equity interests of the WFOE. There are no outstanding options, warrants, rights (including conversion rights, preemptive rights, rights of first refusal or similar rights) or agreements to purchase or acquire any equity interest, or any securities convertible into or exchangeable for an equity interest, of the WFOE. The WFOE is a party to certain variable interest entity contracts with the VIE, and the registered shareholders of such, which are set forth on Schedule 5.9(b) (the “VIE Contracts”), pursuant to which the economic benefits of the VIE are payable to the WFOE directly or indirectly, and the VIE is contractually Controlled directly or indirectly by the WFOE. Each VIE Contracts is duly executed and effective, in proper legal form under applicable PRC Laws and constitutes a valid and legally binding obligation of the parties named therein enforceable in accordance with its terms, and is in full force and effect and no party to any VIE Contract is in breach or default in the performance or observance of any of the terms or provisions of such VIE Contract.
(c)   The capital and organizational structure of the WFOE and each VIE Entity (each, a “PRC Subsidiary”) are valid and in full compliance with the applicable PRC Laws, other than as would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 5.9(c), the registered capital of each PRC Subsidiary has been fully paid up in accordance with the schedule of payment stipulated in its Organizational Documents, approval documents, certificates of approval and legal person business license (collectively, the “PRC Establishment Documents”) and in compliance with applicable PRC Laws. The PRC Establishment Documents of each PRC Subsidiary has been duly approved and filed in accordance with the laws of the PRC and are valid and enforceable. To the knowledge of the Company, there are no disputes, controversies, demands or claims as to equity securities of each PRC Subsidiary. The business scope specified in the PRC Establishment Documents complies in all material respects with the requirements of all applicable PRC Laws, and the operation and conduct of business by, and the term of operation of the PRC Subsidiary in accordance with the PRC Establishment Documents is in compliance in all material respects with applicable PRC Laws.
5.10   Consents.   No Contracts binding upon the Company Group or by which any of the Company Ordinary Share, or any of the Company Group’s assets are bound, require a consent, approval, authorization, order or other action of or filing with any Person (other than the Company Group or its shareholders) as a result of the execution, delivery and performance of this Agreement or any of the Additional Agreements or the consummation of the transactions contemplated hereby or thereby (each of the foregoing, a “Company Group Consent”).
5.11   Financial Statements.
(a)   Schedule 5.11 includes the audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2020 and 2019, consisting of the audited consolidated balance sheets as of such dates, the audited consolidated income statements for the twelve (12) month periods ended on such dates, and the audited consolidated cash flow statements for the twelve (12) month periods ended on such dates, audited in accordance with the requirements of the Public Company Accounting Oversight Board (collectively, the “Financial Statements”).
(b)   The Financial Statements are complete and accurate and fairly present in all material respects, in conformity with its applicable accounting standards applied on a consistent basis in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein. The Financial Statements (i) were prepared from the Books and Records of the Company; (ii) were prepared on an accrual basis in accordance with its applicable accounting standards consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company with respect to the periods then ended.
(c)   Except as specifically disclosed, reflected or fully reserved against on the Financial Statements, and for liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since January 1, 2021, there are no material liabilities, debts or obligations of any nature (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise) relating to the Company. All material debts and liabilities, fixed or contingent, which should be included under U.S. GAAP on the Financial Statements are included therein.
(d)   The Financial Statements accurately reflects in all material respects the outstanding Indebtedness of the Company as of the date thereof. Except as set forth on Schedule 5.11, the Company does not have any material Indebtedness.
5.12   Books and Records.   All Contracts, documents, and other papers or copies thereof delivered to the Purchaser Parties by or on behalf of the Company Group are accurate, complete, and authentic.
(a)   The Books and Records accurately and fairly, in all material respects, reflect the transactions and dispositions of assets of and the providing of services by each member of the Company Group. The Company Group maintains a system of internal accounting controls sufficient to provide reasonable assurance that:
(i)   transactions are executed only in accordance with the respective management’s authorization;
(ii)   all income and expense items are promptly and properly recorded for the relevant periods in accordance with the revenue recognition and expense policies maintained by the Company Group, as permitted by U.S. GAAP;
(iii)   access to assets is permitted only in accordance with the respective management’s authorization; and
(iv)   recorded assets are compared with existing assets at reasonable intervals, and appropriate action is taken with respect to any differences.
(b)   All accounts, books and ledgers of the Company Group have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.
5.13   Absence of Certain Changes.   Since January 1, 2021, except as set forth on Schedule 5.13 or contemplated by this Agreement, any Additional Agreements or in connection with the transactions contemplated hereby and thereby, (a) the Company Group has conducted the Business in the ordinary course consistent with past practices; (b) there has not been any Material Adverse Effect; (c) the Company Group has not taken any action nor has any event occurred which would have violated the covenants of the Company Group set forth in Section 7.1 herein if such action had been taken or such event had occurred between the date hereof and the Closing Date.
5.14   Properties; Title to the Company Group’s Assets.
(a)   Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the material items of Tangible Personal Property have no defects, are in good operating condition and repair and function in accordance with their intended uses (ordinary wear and tear excepted) and have been properly maintained, and are suitable for their present uses and meet all specifications and warranty requirements with respect thereto; and all of the Tangible Personal Property is in the control of the Company or its employees.
(b)   The Company Group has good, valid and marketable title in and to, or in the case of the Leases and the assets which are leased or licensed pursuant to Contracts, a valid leasehold interest or license in or a right to use, all of their assets reflected on the Financial Statements or acquired after January 1, 2021, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. No such asset is subject to any Liens other than Permitted Liens. Other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company Group’s assets constitute all of the assets of any kind or description whatsoever, including goodwill, for the Company Group to operate the Business immediately after the Closing in the same manner as the Business is currently being conducted.
5.15   Litigation.   Except as set forth on Schedule 5.15, (i) there is no Action (or any basis therefore) pending against, or to the knowledge of the Company Group threatened against or affecting, the Company

Group, any of its Key Personnel (as defined below), the Business, or any Company Ordinary Shares, or any of the Company Group’s assets or any Contract before any court, Authority or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Additional Agreements, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect; (ii) there are no outstanding judgments against the Company Group that would reasonably to be expected to, individually or in the aggregate, have a Material Adverse Effect on the ability of the Company to enter into and perform its obligations under this Agreement; and (iii) each member of the Company Group is not, and has not been in the past two (2) years, subject to any proceeding with any Authority, other than as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
5.16   Contracts.
(a)   Schedule 5.16(a) lists all material Contracts, oral or written (collectively, the “Material Contracts”) to which the Company Group is a party and which are currently in effect and constitute the following:
(i)   all Contracts that require annual payments or expenses by, or annual payments or income to, the Company Group of $1,000,000 or more (other than standard purchase and sale orders entered into in the ordinary course of business consistent with past practice);
(ii)   all sales, advertising, agency, lobbying, broker, sales promotion, market research, marketing or similar contracts and agreements, in each case requiring the payment of any commissions by the Company Group in excess of $1,000,000 annually;
(iii)   all employment Contracts, employee leasing Contracts, and consultant and sales representatives Contracts with any current or former officer, director, employee or consultant of the Company Group or other Person, under which the Company Group (A) has continuing obligations for payment of annual compensation of at least $500,000 (other than oral arrangements for at-will employment), (B) has material severance or post termination obligations to such Person (other than COBRA obligations), or (C) has an obligation to make a payment upon consummation of the transactions contemplated hereby or as a result of a change of control of the Company Group;
(iv)   all Contracts creating a material joint venture, strategic alliance, limited liability company and partnership agreements to which the Company Group is a party;
(v)   all Contracts relating to any material acquisitions or dispositions of assets by the Company Group in excess of $1,000,000;
(vi)   all Contracts for material licensing agreements, including Contracts licensing Intellectual Property Rights, other than (i) “shrink wrap” licenses, and (ii) non-exclusive licenses granted in the ordinary course of business;
(vii)   all Contracts relating to material secrecy, confidentiality and nondisclosure agreements substantially limiting the freedom of the Company Group to compete in any line of business or with any Person or in any geographic area;
(viii)   all Contracts relating to material patents, trademarks, service marks, trade names, brands, copyrights, trade secrets and other material Intellectual Property Rights of the Company Group;
(ix)   all Contracts providing for material guarantees, indemnification arrangements and other hold harmless arrangements made or provided by the Company Group, including all ongoing agreements for repair, warranty, maintenance, service, indemnification or similar obligations;
(x)   all Contracts with or pertaining to the Company Group to which any 10% Shareholder is a party;

(xi)   all Contracts relating to property or assets (whether real or personal, tangible or intangible) in which the Company Group holds a leasehold interest (including the Leases) and which involve payments to the lessor thereunder in excess of $50,000 per month;
(xii)   all Contracts relating to outstanding Indebtedness, including financial instruments of indenture or security instruments (typically interest-bearing) such as notes, mortgages, loans and lines of credit, except any such Contract with an aggregate outstanding principal amount not exceeding $1,000,000;
(xiii)   any Contract relating to the voting or control of the equity interests of the Company Group or the election of directors of the Company (other than the Organizational Documents of the Company Group);
(xiv)   any Contract that can be terminated, or the provisions of which are altered, as a result of the consummation of the transactions contemplated by this Agreement or any of the Additional Agreements to which the Company Group is a party; and
(xv)   any Contract for which any of the benefits, compensation or payments (or the vesting thereof) with respect to a director, officer, employee or consultant of a member of Company Group will be increased or accelerated by the consummation of the transactions contemplated hereby or the amount or value thereof will be calculated on the basis of any of the transactions contemplated by this Agreement.
(b)   Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or set forth on Schedule 5.16(b), (i) each Material Contract is a valid and binding agreement, and is in full force and effect, and neither the Company Group nor, to the Company Group’s knowledge, any other party thereto, is in breach or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Material Contract, (ii) the Company Group has not assigned, delegated, or otherwise transferred any of its rights or obligations with respect to any Material Contracts, or granted any power of attorney with respect thereto or to any of the Company Group’s assets, (iii) no Contract (A) requires the Company Group to post a bond or deliver any other form of security or payment to secure its obligations thereunder or (B) imposes any non-competition covenants that may be binding on, or restrict the Business or require any payments by or with respect to Parent or any of its Affiliates. The Company Group previously provided to the Purchaser Parties true and correct fully executed copies of each written Material Contract.
(c)   Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, none of the execution, delivery or performance by the Company Group of this Agreement or Additional Agreements to which the Company Group is a party or the consummation by the Company Group of the transactions contemplated hereby or thereby constitutes a default under or gives rise to any right of termination, cancellation or acceleration of any obligation of the Company or to a loss of any material benefit to which the Company Group is entitled under any provision of any Material Contract.
(d)   Except would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company Group is in compliance with all covenants, including all financial covenants, in all notes, indentures, bonds and other instruments or agreements evidencing any Indebtedness.
(e)   Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, each of the transactions between the Company Group and any Shareholder, officer, employee or director of the Company Group or any Affiliate of any such Person (collectively, the “Related Party”) (if any) entered into or occurring prior to the Closing (i) is arms-length transaction with fair market price and does not impair the interests of the Shareholders, or (ii) is transaction duly approved by the board of directors in accordance with the Organizational Documents of such Company Group (if applicable).
5.17   Licenses and Permits.   Schedule 5.17 correctly lists each material license, franchise, permit, order or approval or other similar authorization affecting, or relating in any way to, the Business, together with the name of the Authority issuing the same (the “Permits”). Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or set forth on Schedule 5.17, such Permits are valid and in full force and effect, and none of the Permits will, assuming the related third party consent has been obtained or waived prior to the Closing Date, be terminated or impaired or become terminable as a result of the transactions contemplated hereby. Other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company Group has all Permits necessary to operate the Business.
5.18   Compliance with Laws.
(a)   Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or set forth on Schedule 5.18, the Company Group is not in violation of, has not violated, and to the Company Group’s knowledge, is neither under investigation with respect to nor has been threatened to be charged with or given notice of any violation or alleged violation of, any Law, or judgment, order or decree entered by any court, arbitrator or Authority, domestic or foreign, nor is there any basis for any such charge and within the last 24 months the Company Group has not received any subpoenas by any Authority. Except as set forth on Schedule 5.18, no material permit, license or registration is required by the Company Group in the conduct of the Business under any of the Laws described in this Section 5.18. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, all approvals, permits, licenses and registrations required under applicable Laws for the due and proper establishment and operation of each Company Group have been duly obtained from the relevant authorities or completed in accordance with the relevant Laws, and are in full force and effect. The Company Group has all material approvals, permits, licenses and registrations necessary for the conduct of its business as currently conducted and is in compliance thereof in all material respects. In respect of the material approvals, permits, licenses and registrations requisite for the conduct of any part of the business of the Company Group which are subject to periodic renewal, the Company Group has no reason to believe that such requisite renewals will not be timely granted by the relevant authorities. The Company Group has been conducting and will conduct its business activities within the permitted scope of business, and has been operating or will operate its business in full compliance in all material respects with all relevant legal requirements and with all requisite approvals, permits, licenses and registrations granted by the competent authorities. The WFOE has complied in all material respects with all applicable PRC Laws in connection with foreign exchange. Each holder or beneficial owner of an equity security of a Company Group who is a “Domestic Resident” as defined in Circular 37 and is subject to any of the registration or reporting requirements of Circular 37, has complied with all reporting and/or registration requirements (including filings of amendments to existing registrations) under the SAFE Rules and Regulations, and has made all written filings, registrations, reporting or any other communications required by SAFE or any of its local branches. No Company Group has received any oral or written inquiries, notifications, orders or any other form of official correspondence from SAFE or any of its local branches with respect to any actual or alleged non-compliance with SAFE Rules and Regulations, and each Company Group has obtained all certificates, approvals, permits, licenses, registration receipts and other similar authorizations which are necessary for such Company Group to conduct foreign exchange transactions as now being conducted in compliance with PRC Laws in all material respects.
(b)   In connection with its collection, storage, use, processing and/or disclosure of any information that constitutes “personal information,” “personal data” or “personally identifiable information” as defined in applicable Laws (collectively “Personal Information”) by or on behalf of any Company Group, the Company Group is and has been in compliance in all material respects with (i) applicable Laws in effect as of the date of this Agreement (including, without limitation, Laws relating to privacy, personal data protection, use of data, data security, telephone and text message communications, and marketing by email or other channels) in applicable jurisdictions, (ii) the Company Group’s privacy policies and public written statements regarding the Company Group’s privacy or data security practices, and (iii) the requirements of any contract, codes of conduct or industry standards by which any Company Group is bound. The Company Group maintains reasonable security measures designed to protect all Personal Information owned, stored, used, processed, maintained or controlled by or on behalf of the Company Group from and against unlawful, accidental or unauthorized access, destruction, loss, use, modification and/or disclosure. To the knowledge of the Company Group, there has been no occurrence of (x) unlawful, accidental or unauthorized destruction, loss, use, processing, modification or disclosure of or access to Personal Information owned, stored, used, processed, maintained or controlled by or on behalf of the Company Group which require or required the Company Group to notify authorities, affected individuals or other parties of such occurrence or (y) unauthorized access to or disclosure of the Company Group’s confidential information or trade secrets.
5.19   Intellectual Property.
(a)   Schedule 5.19(a) sets forth a true, correct and complete list of all material Intellectual Property Rights owned (or partially owned) by the Company Group, specifying as to each, as applicable: (i) the nature of such Intellectual Property Right; (ii) the owner of such Intellectual Property Right; (iii) the jurisdictions by or in which such Intellectual Property Right has been issued or registered or in which an application for such issuance or registration has been filed; and (iv) exclusive licenses pursuant to which any Person is authorized to use such Intellectual Property Rights.
(b)   The Company Group owns free and clear of all Liens, or has the valid right or license to use, all products, materials, scripts, pictures, software, tools, computer programs, specifications, source code, object code, improvements, discoveries, user interfaces, Internet domain names, enterprise or business names, logos, data, information and inventions, and all documentation and media constituting, describing or relating to the foregoing that is required or used in its business as currently conducted or as proposed to be conducted together with all Intellectual Property Rights in or to all of the foregoing.
(c)   Within the past two (2) years the Company Group has not been sued or charged in writing with or been a defendant in any Action that involves a claim of infringement of any Intellectual Property Rights, and the Company Group has no knowledge of any other claim of infringement by the Company Group, and no knowledge of any continuing infringement by any other Person of any Intellectual Property Rights of the Company Group.
(d)   To the knowledge of the Company Group, the current use by the Company Group of the Intellectual Property Rights does not infringe, and will not infringe, the rights of any other Person in any material respect and does not violate, and will not violate, any applicable laws or regulations.
(e)   To the knowledge of the Company Group, any and all material content and format of content, writings, photographs, drawings, artwork, music (including any musical compositions and master recordings thereof), games, software, audio-visual works, and any underlying materials thereof, and any other literary and artistic works owned by the Company Group are created, developed and/or produced in accordance with all applicable Laws with respect to the creation, development and/or production of such intellectual properties.
(f)   All employees, agents, consultants or contractors who have contributed to or participated in the creation or development of any material copyrights, patents, trade secrets, content and format of content, writings, photographs, drawings, artwork, music (including any musical compositions and master recordings thereof), games, software, audio-visual works, and any underlying materials thereof, and any other literary and artistic works on behalf of the Company Group or any predecessor in interest thereto either: (i) is a party to a “work-for-hire” agreement under which the Company Group is deemed to be the original owner/author of all property rights therein; or (ii) has executed an assignment or an agreement to assign in favor of the Company Group (or such predecessor in interest, as applicable) all right, title and interest in such material.
(g)   To the knowledge of the Company Group, no current or former employee, agent, consultant or contractor who have contributed to or participated in the creation or development of any material copyrights, patents, trade secrets, content and format of content, writings, photographs, drawings, artwork, music (including any musical compositions and master recordings thereof), games, software, audio-visual works, and any underlying materials thereof, and any other literary and artistic works on behalf of the Company Group or any predecessor in interest thereto either is subject to any arrangement which may cause any rights in or to such intellectual properties to be retained by such current or former employee, agent, consultant or contractor, or to be assigned, transferred, granted or licensed to, or otherwise vested in any other Person.

(h)   None of the execution, delivery or performance by the Company Group of this Agreement or any of the Additional Agreements to which the Company Group is a party or the consummation by the Company Group of the transactions contemplated hereby or thereby will cause any material item of Intellectual Property Rights owned, licensed, used or held for use by the Company Group immediately prior to the Closing to not be owned, licensed or available for use by the Company Group on substantially the same terms and conditions immediately following the Closing in any material respect.
(i)   The Company Group has taken reasonable measures to safeguard and maintain the confidentiality and value of all trade secrets and other items of Company Intellectual Property that are confidential and all other confidential information, data and materials licensed by the Company Group or otherwise used in the operation of the Business.
5.20   Customers and Suppliers.
(a)   Schedule 5.20(a) sets forth a list of the Company Group’s five (5) largest customers and the five (5) largest suppliers as measured by the dollar amount of purchases therefrom or thereby, for the Company’s 2020 fiscal year and for the first three (3) months of the Company’s March 31, 2021 fiscal quarter, showing the approximate total sales by the Company Group to each such customer and the approximate total purchases by the Company Group from each such supplier, during each such period.
(b)   Except as set forth on Schedule 5.20(b), to the actual knowledge of the Company Group, no supplier listed on Schedule 5.20(a) has (i) terminated its relationship with the Company Group, (ii) materially reduced its business with the Company Group or materially and adversely modified its relationship with the Company Group, (iii) notified the Company Group in writing of its intention to take any such action, or (iv) to the knowledge of the Company Group, become insolvent or subject to bankruptcy proceedings.
5.21   Accounts Receivable and Payable; Loans.
(a)   To the Company Group’s knowledge, all accounts receivables and notes of the Company Group reflected on the Financial Statements, and all accounts receivable and notes arising subsequent to the date thereof, represent valid obligations arising from services actually performed or goods actually sold by the Company Group in the ordinary course of business consistent with past practice. To the Company Group’s knowledge, the accounts payable of the Company Group reflected on the Financial Statements, and all accounts payable arising subsequent to the date thereof, arose from bona fide transactions in the ordinary course consistent with past practice.
(b)   To the Company Group’s knowledge, there is no contest, claim, or right of setoff in any agreement with any maker of an account receivable or note relating to the amount or validity of such account, receivables or note that could reasonably result in a Material Adverse Effect. To the Company Group’s knowledge, except as set forth on Schedule 5.21(b), all accounts, receivables or notes are good and collectible in the ordinary course of business.
(c)   The information set forth on Schedule 5.21(c) separately identifies any and all accounts receivables or notes of the Company Group which are owed by any Affiliate of the Company Group as of January 1, 2021. Except as set forth on Schedule 5.21(c), the Company Group is not indebted to any of its Affiliates and no Affiliates are indebted to the Company Group.
5.22   Pre-payments.   The Company Group has not received any payments with respect to any services to be rendered or goods to be provided after the Closing except in the ordinary course of business.
5.23   Employees.
(a)   Schedule 5.23(a) sets forth a true, correct and complete list of each those employees designated by the Company Group as key personnel of the Company Group (the “Key Personnel”), setting forth the name, title for each such person.
(b)   Except as set forth on Schedule 5.23(b), the Company Group is not a party to or subject to any collective bargaining agreement, non-competition agreement restricting the activities of the

Company Group, or any similar agreement, and there has been no activity or proceeding by a labor union or representative thereof to organize any employees of the Company Group.
(c)   There are no pending or, to the knowledge of the Company Group, threatened claims or proceedings against the Company Group under any worker’s compensation policy or long-term disability policy.
5.24   Employment Matters.
(a)   Schedule 5.24(a) sets forth a true and complete list of (i) the form of employment agreement and if applicable, commission agreement (the “Labor Agreements” ), and (ii) each employee group or executive medical, life, or disability insurance plan, and each incentive, bonus, profit sharing, retirement, deferred compensation, equity, phantom stock, stock option, stock purchase, stock appreciation right or severance plan of the Company Group now in effect or under which the Company Group has any obligation, or any understanding between the Company Group and any employee concerning the terms of such employee’s employment that does not apply to the Company Group’s employees generally. The Company Group has previously delivered to the Purchaser Parties true and complete copies of such forms of the Labor Agreements and each generally applicable employee handbook or policy statement of the Company Group.
(b)   To the knowledge of the Company Group, (i) no current employee of the Company Group, in the ordinary course of his or her duties, has breached any obligation to a former employer in respect of any covenant against competition or soliciting clients or employees or servicing clients or confidentiality or any proprietary right of such former employer, except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect; and (ii) no Key Personnel, in the ordinary course of his or her duties, has breached in any material aspect any obligation to any person in respect of any covenant against competition or soliciting clients or employees or servicing clients or confidentiality or any proprietary right of such person.
(c)   There is no pending representation question or union organizing activity respecting employees of the Company Group.
5.25   Withholding.   Except as disclosed on Schedule 5.25, all obligations of the Company Group applicable to its employees, whether arising by operation of Law, by contract, by past custom or otherwise, or attributable to payments by the Company Group to trusts or other funds or to any governmental agency, with respect to unemployment compensation benefits, social security benefits, social insurance, housing fund contributions or any other benefits for its employees with respect to the employment of said employees through the date hereof have been paid or adequate accruals therefor have been made on the Financial Statements, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Except as disclosed on Schedule 5.25, all reasonably anticipated obligations of the Company Group with respect to such employees (except for those related to wages during the pay period immediately prior to the Closing Date and arising in the ordinary course of business), whether arising by operation of Law, by contract, by past custom, or otherwise, for salaries and holiday pay, bonuses and other forms of compensation payable to such employees in respect of the services rendered by any of them prior to the date hereof have been or will be paid by the Company Group prior to the Closing Date, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.
5.26   Real Property.
(a)   The Company Group does not own any Real Property.
(b)   With respect to each Lease: (i) each Lease is valid, binding and in full force and effect; (ii) all rents and additional rents and other sums, expenses and charges due thereunder have been paid; (iii) the lessee has been in peaceable possession since the commencement of the original term thereof; (iv) no waiver, indulgence or postponement of the lessee’s obligations thereunder has been granted by the lessor; (v) there exist no default or event of default thereunder by the Company Group; and (vi) there are no outstanding claims of breach or indemnification or notice of default or termination thereunder, in cases of each of clauses (i) through (vi), other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. The Company Group holds the leasehold estate on the

Lease free and clear of all Liens, except for the Permitted Liens and the Liens of mortgagees of the Real Property in which such leasehold estate is located.
5.27   Tax Matters.
(a)   Except in each case as to matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company Group has duly and timely filed all Tax Returns which are required to be filed by or with respect to it, and has paid all Taxes which have become due; (ii) all such Tax Returns are true, correct and complete and accurate and disclose all Taxes required to be paid; (iii) except as set forth on Schedule 5.27(a), all such Tax Returns have been examined by the relevant Taxing Authority or the period for assessment for Taxes in respect of such Tax Returns has expired; (iv) there is no Action, pending or proposed in writing or, to the knowledge of the Company Group, threatened, with respect to Taxes of the Company Group or for which a Lien may be imposed upon any of the Company Group’s assets; (v) no statute of limitations in respect of the assessment or collection of any Taxes of the Company Group for which a Lien may be imposed on any of the Company Group’s assets has been waived or extended, which waiver or extension is in effect, except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business; (vi) to the knowledge of the Company Group, the Company Group has complied with all applicable Laws relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over to the applicable Taxing Authority and reported all Taxes (including income, social, security and other payroll Taxes) required to be withheld or collected by the Company Group; (vii) to the knowledge of the Company Group, no stock transfer Tax, sales Tax, use Tax, real estate transfer Tax or other similar Tax will be imposed on the transfer of the securities to Parent pursuant to this Agreement or otherwise with respect to or as a result of any transaction contemplated by this Agreement; (viii) none of the assets of the Company Group is required to be treated as owned by another Person for U.S. federal income Tax purposes pursuant to Section 168(f)(8) of the Code (as in effect prior to its amendment by the Tax Reform Act of 1986); (ix) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of the Company Group; (x) there is no outstanding request for a ruling from any Taxing Authority, request for a consent by a Taxing Authority for a change in a method of accounting, subpoena or request for information by any Taxing Authority, or closing agreement with any Taxing Authority (within the meaning of Section 7121 of the Code or any analogous provision of the applicable Law), with respect to the Company Group; (xi) except as set forth on Schedule 5.27(xi), no claim has been made by a Taxing Authority in a jurisdiction where the Company Group has not paid any tax or filed Tax Returns, asserting that the Company Group is or may be subject to Tax in such jurisdiction; (xii) there is no outstanding power of attorney from the Company Group authorizing anyone to act on behalf of the Company Group in connection with any Tax, Tax Return or Action relating to any Tax or Tax Return of the Company Group; (xiii) the Company Group is not, and has ever been, a party to any Tax sharing or Tax allocation Contract, other than any customary commercial contract the principal subject of which is not Taxes; and (xiii) the Company Group is not currently and has never been included in any consolidated, combined or unitary Tax Return other than a Tax Return that includes only the Company Group.
(b)   The unpaid Taxes of the Company Group for the current fiscal year (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Financial Statements and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company Group in filing its Tax Return.
5.28   Environmental Laws.
(a)   The Company Group has not (i) received any written notice of any alleged claim, violation of or Liability under any Environmental Law which has not heretofore been cured or for which there is any remaining liability; (ii) disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials, arranged for the disposal, discharge, storage or release of any Hazardous Materials, or exposed any employee or other individual to any Hazardous Materials so as to give rise to any Liability or corrective or remedial obligation under any Environmental Laws; or (iii) entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to liabilities arising out of Environmental Laws or the Hazardous Materials Activities of the Company Group, except in each case as would not, individually or in the aggregate, have a Material Adverse Effect.
(b)   To the knowledge of the Company Group, there are no Hazardous Materials in, on, or under any properties owned, leased or used at any time by the Company Group such as could give rise to any material liability or corrective or remedial obligation of the Company Group under any Environmental Laws.
5.29   Finders’ Fees.   With respect to the transactions contemplated by this Agreement, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company Group or any of Affiliates who might be entitled to any fee or commission from the Parent, the Purchaser or any of their Affiliates (including the Company Group following the Closing) upon consummation of the transactions contemplated by this Agreement.
5.30   Powers of Attorney and Suretyships.   The Company Group does not have any general or special powers of attorney outstanding (whether as grantor or grantee thereof) outside the Company Group or any obligation or liability (whether actual, accrued, accruing, contingent, or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person outside the Company Group or other than as reflected in the Financial Statements.
5.31   Directors and Officers.   Schedule 5.31 sets forth a true, correct and complete list of all directors and officers of the Company.
5.32   Certain Business Practices.   Neither the Company Group, nor any director, officer, agent or employee of the Company Group (in their capacities as such) has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or (iii) made any other unlawful payment. Neither the Company Group, nor any director, officer, agent or employee of the Company Group (nor any Person acting on behalf of any of the foregoing, but solely in his or her capacity as a director, officer, employee or agent of the Company Group) has, since September 2015, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Company Group or assist the Company Group in connection with any actual or proposed transaction, in each case, which, if not given could reasonably be expected to have had a Material Adverse Effect on the Company Group, or which, if not continued in the future, could reasonably be expected to adversely affect the business or prospects of the Company Group that could reasonably be expected to subject the Company Group to suit or penalty in any private or governmental litigation or proceeding.
5.33   Money Laundering Laws.   The operations of the Company Group are and have been conducted at all times in compliance with applicable laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental Authority (collectively, the “Money Laundering Laws”), and no Action involving the Company Group with respect to the Money Laundering Laws is pending or, to the knowledge of the Company Group, threatened.
5.34   Not an Investment Company.   The Company is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.
5.35   Other Information.   No material information provided by the Company Group to the Parent in the virtual data room established by the Company Group to facilitate due diligence in connection with the negotiation or execution of this Agreement or any agreement contemplated hereby, contained or contains (as applicable) any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PURCHASER PARTIES
The Purchaser Parties hereby, jointly and severally, represent and warrant to the Company Group that, except as disclosed in the Parent SEC Documents, each of the following representing representations and warranties is true, correct and complete as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date). The parties hereto agree that any reference to numbered and lettered paragraphs and sub-paragraphs of this Article VI to which the particular schedule relates is for the sake of convenience only. However, each such disclosure (whether directly or by reference to any document or other source) shall be taken as referring to each and every paragraph of Article VI to which it can reasonably be expected to relate, and not only to the numbered and lettered paragraphs and sub-paragraphs to which it has been specified as relating to. For the avoidance of doubt, unless the context otherwise required, the below representations and warranties relate to the Company on a consolidated basis with its Subsidiaries. It is being acknowledged that the schedules to this Article VI shall be collectively attached hereto as Exhibit F.
6.1   Corporate Existence and Power.   Parent is a business company duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands. Purchaser is a business company duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands. Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. Each of the Purchaser Parties has all power and authority, corporate and otherwise, and all governmental licenses, franchises, Permits, authorizations, consents and approvals required to own and operate its properties and assets and to carry on its business as presently conducted and as proposed to be conducted.
6.2   Corporate Authorization.   The execution, delivery and performance by the Purchaser Parties of this Agreement and the Additional Agreements (to which it is a party to) and the consummation by the Purchaser Parties of the transactions contemplated hereby and thereby are within the corporate powers of the Purchaser Parties and have been duly authorized by all necessary corporate action on the part of Purchaser Parties to the extent required by their respective Organizational Documents, applicable Laws or any Contract to which it is a party or by which its securities are bound other than the Required Parent Shareholder Approval (as defined in Section 10.1(d)) and the authorization and approval of this Agreement, the Plan of Merger and the transactions contemplated hereby by way of a written special resolution of the sole shareholder of the Merger Sub. This Agreement has been duly executed and delivered by the Purchaser Parties and it constitutes, and upon their execution and delivery, the Additional Agreements (to which it is a party to) will constitute, a valid and legally binding agreement of the Purchaser Parties, enforceable against them in accordance with their representative terms.
6.3   Governmental Authorization.   Other than as required under applicable Laws, neither the execution, delivery nor performance by the Purchaser Parties of this Agreement or any Additional Agreements requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with any Authority.
6.4   Non-Contravention.   The execution, delivery and performance by the Purchaser Parties of this Agreement or any Additional Agreements do not and will not (i) contravene or conflict with the organizational or constitutive documents of Parent, or (ii) contravene or conflict with or constitute a violation of any provision of any Law, judgment, injunction, order, writ, or decree binding upon the Purchaser Parties, except, in each case of clauses (i) and (ii), for any contravention or conflicts that would not reasonably be expected to have a Material Adverse Effect on the Purchaser Parties.
6.5   Finders’ Fees.   Except for the Deferred Underwriting Amount and as set forth on Schedule 6.5, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Parent, Purchaser or their Affiliates who might be entitled to any fee or commission from the Company, or any of its Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Additional Agreements.
6.6   Issuance of Shares.   The Closing Payment Shares, when issued in accordance with this Agreement, will be duly authorized and validly issued, and will be fully paid and nonassessable, free and clear of any Liens and not subject to or issued in violation of any right of any third party pursuant to any contract to which the Purchaser Parties are bound, applicable Law or the Purchaser Parties’ Organizational Documents.
6.7   Capitalization.
(a)   The Parent is authorized to issue a maximum of 111,000,000 shares with no par value, divided into three classes of shares, namely: (i) 100,000,000 Parent Class A Ordinary Shares with no par value, (ii) 10,000,000 Parent Class B Ordinary Shares with no par value, and (iii) 1,000,000 preferred shares with no par value, of which 6,100,000 Parent Class A Ordinary Shares and 1,437,500 Parent Class B Ordinary Shares are issued and outstanding as of the date hereof. 3,625,499 Parent Ordinary Shares are reserved for issuance with respect to the Parent Warrants and Parent Rights. No other shares of capital stock or other voting securities of Parent are issued, reserved for issuance or outstanding. All issued and outstanding Parent Ordinary Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of British Virgin Islands Law, the Parent’s Organizational Documents or any contract to which Parent is a party or by which Parent is bound. Except as set forth in the Parent’s Organizational Documents, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any Parent Ordinary Shares or any capital equity of Parent. There are no outstanding contractual obligations of Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.
(b)   At the date of this Agreement, the Purchaser is authorized to issue a maximum of 111,000,000 shares with no par value, divided into three classes of shares, namely: (i) 100,000,000 Purchaser Class A Ordinary Shares with no par value, (ii) 10,000,000 Purchaser Class B Ordinary Shares with no par value, and (iii) 1,000,000 preferred shares with no par value, of which one (1) Purchaser Class A Ordinary Share is issued and outstanding as of the date hereof. All issued and outstanding Purchaser Ordinary Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the British Virgin Islands Law, the Purchaser’s Organizational Documents or any contract to which Purchaser is a party or by which Purchaser is bound. Except as set forth in the Purchaser’s Organizational Documents, there are no outstanding contractual obligations of Purchaser to repurchase, redeem or otherwise acquire any Purchaser Ordinary Shares or any capital equity of Purchaser. There are no outstanding contractual obligations of Purchaser to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.
(c)   The authorized share capital of Merger Sub is $50,000 divided into 50,000 ordinary shares of par value $1 each (the “Merger Sub Ordinary Shares”) of which one (1) Merger Sub Ordinary Share is issued and outstanding as of the date hereof. No other shares or other voting securities of Merger Sub are issued, reserved for issuance or outstanding. All issued and outstanding Merger Sub Ordinary Share(s) are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Cayman Islands Law, the Merger Sub’s Organizational Documents or any contract to which Merger Sub is a party or by which Merger Sub is bound. Except as set forth in the Merger Sub’s Organizational Documents, there are no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any Merger Sub Ordinary Share(s) or any share capital or equity of Merger Sub. There are no outstanding contractual obligations of Merger Sub to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.
6.8   Information Supplied.   None of the information supplied or to be supplied by the any Purchaser Party expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to Parent’s shareholders with respect to the solicitation of proxies to approve the transactions contemplated hereby will, at the date of filing and/ or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by Parent or that is included in the Parent SEC

Documents). No material information provided by any Purchaser Party to the Company in connection with the negotiation or execution of this Agreement or any agreement contemplated hereby (including but not limited to the Parent public filings, as of the respective dates of their submission to the SEC), contained or contains (as applicable) any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.
6.9   Trust Fund.   As of the date of this Agreement, the Parent has at least $57,500,000 in the trust fund established by the Parent for the benefit of its public shareholders (the “Trust Fund”) in a United States-based account at JP Morgan Chase, N.A., maintained by Continental Stock Transfer & Trust Company, LLC (the “Trustee”) acting as trustee (the “Trust Account”), and such monies are invested in “government securities” (as such term is defined in the Investment Company Act of 1940, as amended) and held in trust by the Trustee pursuant to the Investment Management Trust Agreement. There are no separate agreements, side letters or other agreements or understandings (whether written, unwritten, express or implied) that would cause the description of the Trust Agreement in the Parent SEC Documents to be inaccurate in any material respect or, to the Purchaser Parties’ knowledge, that would entitle any Person to any portion of the funds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Organizational Documents of the Parent and the Trust Agreement. The Parent has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to the knowledge of the Parent, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. Since April 12, 2021, the Parent has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby, the Parent shall have no further obligation under either the Trust Agreement or the Organizational Documents of the Parent to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.
6.10   Listing.   As of the date hereof, the Parent Units, Parent Ordinary Shares, Parent Warrants and Parent Rights are listed on the Nasdaq Capital Market, with trading symbols “MPACU,” “MPAC,” “MPACW,” and “MPACR.”
6.11   Reporting Company.   The Parent is a publicly-held company subject to reporting obligations pursuant to Section 13 of the Exchange Act, and the Parent Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act.
6.12   No Market Manipulation.   Neither the Purchaser Parties nor its Affiliates have taken, and will not take, directly or indirectly, any action designed to, or that might reasonably be expected to, cause or result in stabilization or manipulation of the price of the Parent Ordinary Shares to facilitate the sale or resale of the Parent Ordinary Shares or affect the price at which the Parent Ordinary Shares may be issued or resold; provided, however, that this provision shall not prevent the Parent from engaging in investor relations or public relations activities consistent with past practices.
6.13   Board Approval.   Each of the Parent Board (including any required committee or subgroup of such boards), the sole director of the Purchaser and the sole director of the Merger Sub have, as of the date of this Agreement, unanimously (i) declared the advisability of the transactions contemplated by this Agreement, (ii) determined that the transactions contemplated hereby are in the best interests of the stockholders of the Purchaser Parties, as applicable, and (iii) solely with respect to the Parent Board, determined that the transactions contemplated hereby constitutes a “Business Combination” as such term is defined in Parent’s Organizational Documents.
6.14   Parent SEC Documents and Financial Statements.
(a)   Parent has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC since Parent’s formation under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement (the “Additional Parent SEC Documents”). Parent has made available to the Company copies in the form filed with the SEC of all of the following, except to the extent available in full without redaction on the SEC’s website through EDGAR for at least two (2) days prior to the date of this Agreement: (i) Parent’s Quarterly Reports on Form 10-Q for each fiscal quarter of Parent beginning with the first quarter Parent was required to file such a form, (ii) its Form 8-Ks filed since the beginning of the first fiscal year referred to in clause (i) above, and (iii) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 6.14) filed by Parent with the SEC since Parent’s formation (the forms, reports, registration statements and other documents referred to in clauses (i), (ii), (iii), and (iv) above, whether or not available through EDGAR, are, collectively, the “Parent SEC Documents”). The Parent SEC Documents were, and the Additional Parent SEC Documents will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Documents did not, and the Additional Parent SEC Documents will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any Parent SEC Document or Additional Parent SEC Document has been or is revised or superseded by a later filed Parent SEC Document or Additional Parent SEC Document, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As used in this Section 6.14, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
(b)   The financial statements and notes contained or incorporated by reference in the Parent SEC Documents and the Additional Parent SEC Documents (collectively, the “Parent Financial Statements”) are complete and accurate and fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis in all material respects and Regulation S-X or Regulation S-K, as applicable, the financial position of the Parent as of the dates thereof and the results of operations of the Parent for the periods reflected therein. The Parent Financial Statements (i) were prepared from the Books and Records of the Parent; (ii) were prepared on an accrual basis in accordance with U.S. GAAP consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Parent’s financial condition as of their dates; and (iv) contain and reflect adequate provisions for all material Liabilities for all material Taxes applicable to the Parent with respect to the periods then ended.
(c)   Except as specifically disclosed, reflected or fully reserved against in the Parent Financial Statements, and for liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since the Parent’s formation, there are no material liabilities, debts or obligations (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise) relating to the Parent. All debts and Liabilities, fixed or contingent, which should be included under U.S. GAAP on a balance sheet are included in the Parent Financial Statements.
6.15   Litigation.   There is no Action (or any basis therefore) pending against any Purchaser Party, any of its officers or directors or any of its securities or any of its assets or Contracts before any court, Authority or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Additional Agreements. There are no outstanding judgments against the Purchaser Parties. No Purchaser Party is, and has previously been, subject to any legal proceeding with any Authority.
6.16   Compliance with Laws.   No Purchaser Party is in violation of, has violated, under investigation with respect to any violation or alleged violation of, any Law, or judgment, order or decree entered by any court, arbitrator or Authority, domestic or foreign, nor is there any basis for any such charge and no Purchaser Party has previously received any subpoenas by any Authority.
6.17   Money Laundering Laws.   The operations of the Purchaser Parties are and have been conducted at all times in compliance with the Money Laundering Laws, and no Action involving the Purchaser Parties with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser Parties, threatened.

6.18   OFAC.   Neither the Purchaser Parties, nor any director or officer of the Purchaser Parties (nor, to the knowledge of the Purchaser Parties, any agent, employee, affiliate or Person acting on behalf of the Purchaser Parties) is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the OFAC; and the Purchaser Parties have not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any subsidiary, joint venture partner or other Person, in connection with any sales or operations in Balkans, Belarus, Burma, Cote D’Ivoire (Ivory Coast), Cuba, Democratic Republic of Congo, Iran, Iraq, Liberia, North Korea, Sudan, Syria, and Zimbabwe or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the previous fiscal years.
6.19   Not an Investment Company.   The Parent is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.
6.20   Tax Matters.
(a)   Except in each case as to matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. (i) each Purchaser Party has duly and timely filed all Tax Returns which are required to be filed by or with respect to it, and has paid all Taxes which have become due; (ii) all such Tax Returns are true, correct and complete and accurate and disclose all Taxes required to be paid; (iii) all such Tax Returns have been examined by the relevant Taxing Authority or the period for assessment for Taxes in respect of such Tax Returns has expired; (iv) there is no Action, pending or proposed in writing or, to the knowledge of the Purchaser Parties, threatened, with respect to Taxes of the Purchaser Parties or for which a Lien may be imposed upon any of either of the Purchaser Parties’ assets; (v) no statute of limitations in respect of the assessment or collection of any Taxes of the Purchaser Parties for which a Lien may be imposed on any of the Purchaser Parties’ assets has been waived or extended, which waiver or extension is in effect, except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business; (vi) to the knowledge of the Purchaser Parties, the Purchaser Parties complied with all applicable Laws relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over to the applicable Taxing Authority and reported all Taxes (including income, social, security and other payroll Taxes) required to be withheld or collected by the Purchaser Parties; (vii) to the knowledge of the Purchaser Parties, no stock transfer Tax, sales Tax, use Tax, real estate transfer Tax or other similar Tax will be imposed on the transfer of the securities to Purchaser pursuant to this Agreement or otherwise with respect to or as a result of any transaction contemplated by this Agreement; (viii) none of the assets of the Purchaser Parties is required to be treated as owned by another Person for U.S. federal income Tax purposes pursuant to Section 168(f)(8) of the Code (as in effect prior to its amendment by the Tax Reform Act of 1986); (ix) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of the Purchaser Parties; (x) there is no outstanding request for a ruling from any Taxing Authority, request for a consent by a Taxing Authority for a change in a method of accounting, subpoena or request for information by any Taxing Authority, or closing agreement with any Taxing Authority (within the meaning of Section 7121 of the Code or any analogous provision of the applicable Law), with respect to the Purchaser Parties; (xi) no claim has been made by a Taxing Authority in a jurisdiction where the Purchaser Parties have not paid any tax or filed Tax Returns, asserting that the any of the Purchaser Parties is or may be subject to Tax in such jurisdiction; (xii) there is no outstanding power of attorney from either of the Purchaser Parties authorizing anyone to act on behalf of such party in connection with any Tax, Tax Return or Action relating to any Tax or Tax Return of that party; (xiii) no Purchaser Party is, or has ever been, a party to any Tax sharing or Tax allocation Contract, other than any customary commercial contract the principal subject of which is not Taxes; and (xiv) the neither Purchaser Party is currently or has ever been included in any consolidated, combined or unitary Tax Return other than a Tax Return that includes only the Purchaser Parties.
(b)   The unpaid Taxes of the Purchaser Parties for the current fiscal year (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Financial Statements and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Purchaser Parties in filing its Tax Return.

6.21   Contracts.   Schedule 6.21 lists all material Contracts, oral or written to which any of the Purchaser Parties is a party other than those available in full without redaction on the SEC’s website through EDGAR.
ARTICLE VII
COVENANTS OF THE COMPANY GROUP AND THE PURCHASER PARTIES PENDING CLOSING
Each of the Company Group and the Purchaser Parties covenants and agrees that:
7.1   Conduct of the Business.   i) From the date hereof through the Closing Date, each party shall, and shall cause its Subsidiaries to, conduct their respective business only in the ordinary course, (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices, and shall not enter into any material transactions without the prior written consent of the other party, and shall use its best efforts to preserve intact its business relationships with employees, clients, suppliers and other third parties. Without limiting the generality of the foregoing, from the date hereof until and including the Closing Date, without the other party’s prior written consent (which shall not be unreasonably withheld), the Company and the Purchaser Parties shall not:
(i)   materially amend, modify or supplement its Organizational Documents other than pursuant to this Agreement;
(ii)   amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way, any Contract or any other right or asset of the Company Group or the Purchaser Parties, which involve payments in excess of $1,000,000;
(iii)   modify, amend or enter into any contract, agreement, license or, commitment, which obligates the payment of more than $1,000,000 (individually or in the aggregate);
(iv)   make any capital expenditures in excess of $500,000 (individually or in the aggregate);
(v)   sell, lease, license or otherwise dispose of any of the Company Group’s or the Purchaser Parties’ assets or assets covered by any Contract except (i) pursuant to existing contracts or commitments disclosed herein, (ii) sales of Inventory in the ordinary course consistent with past practice, and (iii) not exceeding $500,000;
(vi)   accept returns of products sold from Inventory except in the ordinary course, consistent with past practice;
(vii)   pay, declare or promise to pay any dividends or other distributions with respect to its capital stock or share capital, or pay, declare or promise to pay any other payments to any stockholder or shareholder (other than, in the case of any stockholder or shareholder that is an employee, payments of salary accrued in said period at the current salary rate);
(viii)   authorize any salary increase of more than 10% for any employee making an annual salary equal to or greater than $100,000 or in excess of $100,000 in the aggregate on an annual basis or change the bonus or profit sharing policies of the Company Group or the Purchaser Parties;
(ix)   obtain or incur any loan or other Indebtedness in excess of $5,000,000, including drawings under the Company Group’s or the Purchaser Parties’ existing lines of credit;
(x)   suffer or incur any Lien on the Company Group’s or the Purchaser Parties’ assets, except for Permitted Liens or the Liens incurred in the ordinary course of business consistent with past practice;
(xi)   suffer any damage, destruction or loss of property related to any of the Company Group’s or the Purchaser Parties’ assets, whether or not covered by insurance, the aggregate value of which, following any available insurance reimbursement, exceed $500,000;
(xii)   merge or consolidate with or acquire any other Person or be acquired by any other Person other than pursuant to the Reincorporation Merger;
(xiii)   suffer any insurance policy protecting any of the Company Group’s or the Purchaser Parties’ assets with an aggregate coverage amount in excess of $500,000 to lapse;

(xiv)   make any change in its accounting principles other than in accordance with the applicable accounting policies or methods or write down the value of any Inventory or assets other than in the ordinary course of business consistent with past practice;
(xv)   extend any loans other than travel or other expense advances to employees in the ordinary course of business or with the principal amount not exceeding $10,000;
(xvi)   issue, redeem or repurchase any capital stock or share, membership interests or other securities, or issue any securities exchangeable for or convertible into any share or any shares of its capital stock, other than the issuance by the Company of (i) 5,173,680 Company Ordinary Shares to Shenzhen Huaqi Huirui Investment Management Limited Partnership pursuant to the ODI Shares Subscription Agreement; (ii) 2,279,216 Company Ordinary Shares to Jupiter_Lilith Limited pursuant to the ODI Shares Subscription Agreement; (iii) 5,705,031 Company Ordinary Shares to F.L.M Holdings Limited pursuant to the ODI Shares Subscription Agreement; (iv) 3,006,328 Company Ordinary Shares to Avatar Group Holdings limited pursuant to the Match-up Shares Subscription Agreement; (v) 1,201,421 Company Ordinary Shares to DA LIN YING FENG Holdings Limited pursuant to the Match-up Shares Subscription Agreement and the issuance pursuant to the Equity Financing;
(xvii)   make or change any material Tax election or change any annual Tax accounting periods; or
(xviii)   undertake any legally binding obligation to do any of the foregoing.
(b)   From the date hereof through the Closing Date, the Parent and the Purchaser shall remain a “blank check company” as defined under the Securities Act, shall not conduct any business operations other than in connection with this Agreement and ordinary course operations to maintain its status as a Nasdaq-listed special purpose acquisition company pending the completion of the transactions contemplated hereby. Without limiting the generality of the foregoing, through the Closing Date, other than in connection with the transactions contemplated by this Agreement, without the other party’s prior written consent (which shall not be unreasonably withheld), the Purchaser Parties shall not, and shall not cause its Subsidiaries to amend, waive or otherwise change the Investment Management Trust Agreement in any manner adverse to the Purchaser Parties.
(c)   Neither party shall (i) take or agree to take any action that might make any representation or warranty of such party inaccurate or misleading in any material respect at, or as of any time prior to, the Closing Date or (ii) omit to take, or agree to omit to take, any action necessary to prevent any such representation or warranty from being inaccurate or misleading in any material respect at any such time. From the date hereof through the earlier of (x) termination of this Agreement in accordance with Article XII and (y) the Closing, other than in connection with the Equity Financing and the transactions contemplated hereby, neither the Company Group, on the one hand, nor the Purchaser Parties, on the other hand, shall, and such Persons shall cause each of their respective officers, directors, Affiliates, managers, consultants, employees, representatives (including investment bankers, attorneys and accountants) and agents not to, directly or indirectly, (i) encourage, solicit, initiate, engage or participate in negotiations with any Person concerning, or make any offers or proposals related to, any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction, (iii) enter into, engage in or continue any discussions or negotiations with respect to an Alternative Transaction with, or provide any non-public information, data or access to employees to, any Person that has made, or that is considering making, a proposal with respect to an Alternative Transaction or (iv) approve, recommend or enter into any Alternative Transaction or any Contract related to any Alternative Transaction. For purposes of this Agreement, the term “Alternative Transaction” shall mean any of the following transactions involving the Company Group or the Purchaser Parties (other than the transactions contemplated by this Agreement): (1) any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, consolidation, liquidation or dissolution or other similar transaction, or (2) any sale, lease, exchange, transfer or other disposition of a material portion of the assets of such Person (other than the sale, the lease, transfer or other disposition of assets in the ordinary course of business) or any class or series of the share capital or capital stock or other equity interests of the Company Group or the Purchaser Parties in a single transaction or series of transactions. In the event that there is an unsolicited proposal for, or an indication of a serious interest in entering into, an Alternative Transaction, communicated in writing to the Company Group or the Purchaser Parties or any of their respective representatives or agents (each, an “Alternative Proposal”), such party shall as promptly as practicable (and in any event within two (2) Business Days after receipt) advise the other parties to this Agreement in writing of such Alternative Proposal and the material terms and conditions of any such Alternative Proposal (including any changes thereto) and the identity of the person making any such Alternative Proposal. The Company Group and the Purchaser Parties shall keep the other parties informed on a reasonably current basis of material developments with respect to any such Alternative Proposal. Notwithstanding anything to the contrary as set forth above, if the board of directors of the Company Group or the Purchaser Parties (as applicable) has determined in good faith, after consultation with its financial advisor and/or outside legal counsel, that failure to take such action would constitute a breach of its directors’ fiduciary duties under applicable Law, the other party may waive any such provision to the extent necessary to permit such Person to comply with applicable Laws, provided, however, that prior to taking such action or announcing the intention to do so, such Person has complied in all material respects with its written notification obligation in respect of the Alternative Transaction in accordance with this Section 7.1.
7.2   Access to Information.   From the date hereof until and including the Closing Date, the Company Group and the Purchaser Parties shall, to the best of their abilities, (a) continue to give the other party, its legal counsel and other representatives full access to the offices, properties, and Books and Records, (b) furnish to the other party, its legal counsel and other representatives such information relating to the business of the Company Group or the Purchaser Parties as such Persons may request and (c) cause its respective employees, legal counsel, accountants and representatives to cooperate with the other party in such other party’s investigation of its business; provided that no investigation pursuant to this Section (or any investigation prior to the date hereof) shall affect any representation or warranty given by the Company Group or the Purchaser Parties and, provided further, that any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company Group or the Purchaser Parties. Notwithstanding anything to the contrary in this Agreement, neither party shall be required to provide the access described above or disclose any information if doing so is reasonably likely to (i) result in a waiver of attorney client privilege, work product doctrine or similar privilege or (ii) violate any contract to which it is a party or to which it is subject or applicable Law, provided that the non-disclosing party must advise the other party that it is withholding such access and/or information and (to the extent reasonably practicable) and provide a description of the access not granted and/or information not disclosed.
7.3   Notices of Certain Events.   Each party shall promptly notify the other party of:
(a)   any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or that the transactions contemplated by this Agreement might give rise to any Action by or on behalf of such Person or result in the creation of any Lien on any Company Ordinary Share or share capital or capital stock of the Purchaser Parties or any of the Company Group’s or the Purchaser Parties’ assets;
(b)   any notice or other communication from any Authority in connection with the transactions contemplated by this Agreement or the Additional Agreements;
(c)   any Actions commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting the consummation of the transactions contemplated by this Agreement or the Additional Agreements;
(d)   the occurrence of any fact or circumstance which constitutes or results, or might reasonably be expected to constitute or result, in a Material Adverse Change; and
(e)   the occurrence of any fact or circumstance which results, or might reasonably be expected to result, in any representation made hereunder by such party to be false or misleading in any material respect or to omit or fail to state a material fact.
7.4   SEC Filings.
(a)   The Company Group acknowledges that:
(i)   the Parent’s shareholders must approve the transactions contemplated by this Agreement prior to the Acquisition Merger contemplated hereby being consummated and that, in connection with such approval, the Parent must call a special meeting of its shareholders requiring Parent to prepare and file with the SEC a Proxy Statement and Registration Statement (as defined in Section 9.5);
(ii)   the Purchaser Parties will be required to file Quarterly and Annual reports that may be required to contain information about the transactions contemplated by this Agreement; and (iii)   the Parent will be required to file a Form 8-K to announce the transactions contemplated hereby and other significant events that may occur in connection with such transactions.
(b)   In connection with any filing the Purchaser Parties make with the SEC that requires information about the transactions contemplated by this Agreement to be included, the Company Group will, and will use its best efforts to cause its Affiliates, in connection with the disclosure included in any such filing or the responses provided to the SEC in connection with the SEC’s comments to a filing, to use their best efforts to (i) cooperate with the Purchaser Parties, (ii) respond to questions about the Company Group required in any filing or requested by the SEC, and (iii) provide any information requested by the Purchaser Parties in connection with any filing with the SEC.
(c)   Company Group Cooperation.   The Company Group acknowledges that a substantial portion of the filings with the SEC and mailings to each Purchaser Party’s stockholders or shareholders with respect to the Proxy Statement shall include disclosure regarding the Company Group and its management, operations and financial condition. Accordingly, the Company Group agrees to as promptly as reasonably practical provide the Purchaser Parties with such information as shall be reasonably requested by the Purchaser Parties for inclusion in or attachment to the Proxy Statement, that is accurate in all material respects and complies as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and in addition shall contain substantially the same financial and other information about the Company Group and its stockholders or shareholders as is required under Regulation 14A of the Exchange Act regulating the solicitation of proxies. The Company Group understands that such information shall be included in the Proxy Statement and/or responses to comments from the SEC or its staff in connection therewith and mailings. The Company Group shall cause their managers, directors, officers and employees to be reasonably available to the Purchaser Parties and their counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC.
7.5   Financial Information.   By no later than August 13, 2021, the Company will deliver to the Purchaser Parties unaudited management accounts of the Company as of and for the six (6) month period ended June 30, 2021, all prepared in conformity with U.S. GAAP under the standards of the Public Company Accounting Oversight Board (the “Interim U.S. GAAP Financial Statements”). The Interim U.S. GAAP Financial Statements shall be (i) prepared from the Books and Records of the Company; (ii) prepared on an accrual basis in accordance with U.S. GAAP; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company with respect to the periods then ended. The Interim U.S. GAAP Financial Statements will be complete and accurate and fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein. The Company Group will provide additional financial information as reasonably requested by the Purchaser Parties for inclusion in any filings to be made by the Purchaser Parties with the SEC. If reasonably requested by the Purchaser Parties, the Company Group shall use their reasonable best efforts to cause such information reviewed or audited by the Company Group’s auditors.
7.6   Trust Account.   The Company Group acknowledges that the Purchaser Parties shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Investment Management Trust Agreement and for the payment of (i) all amounts payable to shareholders of Parent holding Parent Units or Parent Ordinary Shares who shall have validly redeemed their Parent Units or Parent Ordinary Shares upon acceptance by the Parent of such Parent Units or Parent Ordinary Shares, (ii) the expenses of the Purchaser Parties to the third parties to which they are owed, (iii) the Deferred Underwriting Amount to the underwriter in the IPO and (iv) the remaining monies in the Trust Account to the Purchaser Parties. Except as otherwise expressly provided in the Investment Management Trust

Agreement, Purchaser Parties shall not agree to, or permit, any amendment or modification of, or waiver under, the Investment Management Trust Agreement without the prior written consent of the Company.
7.7   Directors’ and Officers’ Indemnification and Insurance.
(a)   The parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Purchaser Parties (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents, in each case as in effect on the date of this Agreement, or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and any of the Purchaser Parties in effect on the date hereof and disclosed in Schedule 7.7(a), shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Reincorporation Effective Time, Parent shall cause the Organizational Documents of Parent and the Company to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Purchaser Parties to the extent permitted by applicable Law. The provisions of this Section 7.7 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.
(b)   The Company shall, or shall cause its Affiliates to, obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from the Closing Date, for the benefit of the D&O Indemnified Persons (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than Parent’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided that in no event shall the Company be required to expend for such policies pursuant to this Section 7.7(b) an annual premium amount in excess of 300% of the amount per annum the Parent paid in its last full fiscal year, which amount is set forth in Schedule 7.7(b). Parent shall cause such D&O Tail Insurance to be maintained in full force and effect, for its full term, and cause the other Purchaser Parties to honor all obligations thereunder.
(c)   On the Closing Date, the Purchaser shall enter into customary indemnification agreements reasonably satisfactory to all parties with the individuals set forth on Schedule 7.7(c), which indemnification agreements shall continue to be effective following the Closing.
ARTICLE VIII
COVENANTS OF THE COMPANY GROUP
The Company Group agrees that:
8.1   Reporting and Compliance with Laws.    From the date hereof through the Closing Date, the Company Group shall duly and timely file all Tax Returns required to be filed with the applicable Taxing authorities, pay any and all Taxes required by any Taxing Authority and duly observe and conform in all material respects, to all applicable Laws and Orders.
8.2   Reasonable Best Efforts to Obtain Consents.   The Company Group shall use its reasonable best efforts to obtain each third party consent as promptly as practicable hereafter.
8.3   ODI Filings.   The Company Group shall use its reasonable best efforts to assist the ODI shareholders to complete the ODI Filings.
8.4   Future Issuance of Company Ordinary Shares.   Promptly after the completion of the ODI Filings, the Company shall issue (i) 5,173,680 Company Ordinary Shares to Shenzhen Huaqi Huirui Investment Management Limited Partnership pursuant to the ODI Shares Subscription Agreement; (ii) 2,279,216 Company Ordinary Shares to Jupiter_Lilith Limited pursuant to the ODI Shares Subscription Agreement; (iii) 5,705,031 Company Ordinary Shares to F.L.M Holdings Limited pursuant to the ODI Shares Subscription Agreement; (iv) 3,006,328 Company Ordinary Shares to Avatar Group Holdings limited pursuant to the Match-up Shares Subscription Agreement; and (v) 1,201,421 Company Ordinary Shares to DA LIN YING FENG Holdings Limited pursuant to the Match-up Shares Subscription Agreement;

8.5   Annual and Interim Financial Statements.   From the date hereof through the Closing Date, within forty-five (45) calendar days following the end of each three-month quarterly period, the Company Group shall deliver to Purchaser Parties, for the first three quarters of the year, unaudited management accounts of the Company. The Company Group shall also promptly deliver to the Purchaser Parties copies of any audited annual consolidated financial statements of the Company that the Company’s auditor may issue.
8.6   Employees of the Company and the Manager.   The Key Personnel shall, as a condition to their continued employment with the Company Group, execute and deliver to the Company Group non-disclosure, non-solicitation and non-compete agreements (the “Non-disclosure and Non-solicitation Agreements and Non-Compete Agreements”).
8.7   Equity Financing.   Prior to or concurrently with the execution of this Agreement, Parent has entered into certain subscription agreement (the “Subscription Agreement”) with certain investor named therein, pursuant to which such investor has committed to provide equity financing to Parent immediately prior to the Closing in the aggregate amount US$10,000,000 (the “Committed PIPE Financing”). As soon as practicable after the signing, but in any event no later than the earlier of (i) 120 days after the date of this Agreement and (ii) 15 days prior to the expected effectiveness date of the Registration Statement, the Company shall procure additional reputable investors to provide equity financing in the aggregate amount of US$10,000,000 to Parent on substantially the same terms and conditions in the Subscription Agreements (the “Additional PIPE Financing”, together with the Committed PIPE Financing, the “Equity Financing”).
ARTICLE IX
COVENANTS OF ALL PARTIES HERETO
The parties hereto covenant and agree that:
9.1   Reasonable Best Efforts; Further Assurances.   Subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, and cooperate as reasonably requested by the other parties, to consummate and implement expeditiously each of the transactions contemplated by this Agreement. The parties hereto shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or reasonably desirable in order to consummate or implement expeditiously each of the transactions contemplated by this Agreement.
9.2   Tax Matters.
(a)   The Company Group shall prepare (or cause to be prepared) and file (or cause to be filed) on a timely basis (taking into account valid extensions of time to file) all Tax Returns of the Company Group required to be filed by the Company Group after the Closing Date for taxable periods ending on or before the Closing Date. Such Tax Returns shall be true, correct and complete in all material respects, shall be prepared on a basis consistent with the similar Tax Returns for the immediately preceding taxable period. The cost of preparing such Tax Returns shall be borne by the Company Group. The Company Group shall give a copy of each such Tax Return to the Purchaser with reasonable time prior to filing for its review and comment. The Company Group (prior to the Closing) and the Purchaser (following the Closing) shall cause the Company Group to cooperate in connection with the preparation and filing of such Tax Returns, to timely pay the Tax shown to be due thereon, and to furnish the Purchaser proof of such payment.
(b)   Purchaser shall prepare (or cause to be prepared) and file (or cause to be filed) on a timely basis (taking into account valid extensions of time to file) all Tax Returns of the Company Group for taxable periods including the Closing Date but ending after the Closing Date. Any such Tax Returns for a period that includes the Closing Date shall be true, correct and complete in all material respects, shall be prepared on a basis consistent with the similar Tax Returns for the immediately preceding taxable period. The Purchaser shall give a copy of each such Tax Return to the Shareholders’ Representative with reasonable time prior to filing for his review and comment.

(c)   Following the Closing, the Company Group may amend any Tax Return of the Company Group for any taxable period ending on or before the Closing with the consent of Purchaser, which consent shall not unreasonably be withheld, delayed or conditioned. The cost of preparing and filing such amended Tax Returns or participating in any such Tax proceeding shall be borne by the Company Group.
(d)   Following the Closing, the Purchaser may amend any Tax Return of the Company Group for any taxable period ending on or before the Closing to correct any errors, with the consent of the Company Group, which consent shall not unreasonably be withheld, delayed or conditioned. The cost of preparing and filing such amended Tax Returns shall be borne by the Company Group.
(e)   Purchaser shall retain (or cause the Company Group to retain) all Books and Records with respect to Tax matters of the Company Group for Pre-Closing Periods for at least seven (7) years following the Closing Date and to abide by all record retention agreements entered into by or with respect to the Company Group with any Taxing Authority.
For avoidance of doubt, the Purchaser shall prepare (or cause to be prepared) and file (or cause to be filed) on a timely basis (taking into account valid extensions of time to file) all Tax Returns of the Purchaser and any of their Affiliates required to be filed after the Closing Date for taxable periods ending on or before the Closing Date. Such Tax Returns shall be true, correct and complete in all material respects, shall be prepared on a basis consistent with the similar Tax Returns for the immediately preceding taxable period. The Purchaser shall give a copy of each such Tax Return to the Company Group with reasonable time prior to filing for its review and comment.
9.3   Settlement of the Purchaser Parties’ Liabilities.   Concurrently with the Closing, all outstanding liabilities of the Purchaser Parties shall be settled and paid in full and reimbursement of out-of-pocket expenses reasonably incurred by Parent’s or Parent’s officers, directors, or any of their respective Affiliates, in connection with identifying, investigating and consummating a business combination.
9.4   Compliance with SPAC Agreements.   The Company Group and Purchaser Parties shall comply with each of the applicable agreements entered into in connection with the IPO, including that certain Registration Rights Agreement, dated as of April 7, 2021 by and between Parent and the investors named therein.
9.5   Registration Statement.
(a)   As promptly as practicable after the date hereof, Purchaser shall prepare with the assistance, cooperation and commercially reasonable efforts of the Company Group, and file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of Purchaser Class A Ordinary Shares to be issued in the Reincorporation Merger and Acquisition Merger, which Registration Statement will also contain a proxy statement of Parent (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Parent shareholders for the matters to be acted upon at the Parent Special Meeting and providing the public shareholders of Parent an opportunity in accordance with Parent’s organizational documents and the IPO Prospectus to have their Parent Ordinary Shares redeemed in conjunction with the shareholder vote on the Parent Shareholder Approval Matters as defined below (“Parent Shares Redemption”). The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Parent shareholders to vote, at an extraordinary general meeting of Parent shareholders to be called and held for such purpose (the “Parent Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the Additional Agreements and the transactions contemplated hereby or thereby, including the Reincorporation Merger and the Acquisition Merger, by the holders of Parent Ordinary Shares in accordance with the Parent’s Organizational Documents, BVI Law, Cayman Companies Act and the rules and regulations of the SEC and Nasdaq, (ii) adoption of the Purchaser Incentive Award by the Purchaser, (iii) such other matters as the Company Group and Parent shall hereafter mutually determine to be necessary or appropriate in order to effect the Reincorporation Merger, Acquisition Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (iii), collectively, the “Parent Shareholder Approval

Matters”), and (iv) the adjournment of the Parent Special Meeting, if necessary or desirable in the reasonable determination of Parent. If on the date for which the Parent Special Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares to obtain the Required Parent Shareholder Approval (as defined below), whether or not a quorum is present, Parent may make one or more successive postponements or adjournments of the Parent Special Meeting; provided that, without the consent of the Company, in no event shall the Parent adjourn the Parent Special Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond the Outside Closing Date. In connection with the Registration Statement, Parent and the Company Group will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in Parent’s organizational documents, British Virgin Islands Law, Cayman Companies Act and the rules and regulations of the SEC and Nasdaq. The Purchaser shall cooperate and provide the Company Group (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company Group shall provide the Purchaser Parties with such information concerning the Company Group and its equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company Group shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not materially misleading (subject to the qualifications and limitations set forth in the materials provided by the Company Group). If required by applicable SEC rules or regulations, such financial information provided by the Company Group must be reviewed or audited by the Company Group’s auditors. The Parent shall provide such information concerning Parent and its equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Parent shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not materially misleading. The Purchaser will use all commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Acquisition Merger and the transactions contemplated hereby.
(b)   Each party shall, and shall cause each of its subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available at a reasonable time and location to the Company Group, Parent and their respective representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Purchaser shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and the Parent shall cause the Proxy Statement to be disseminated to Parent’s shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and Parent’s Organizational Documents.
(c)   As soon as practicable following the Registration Statement “clearing” comments from the SEC and being declared effective by the SEC, Parent shall distribute the Proxy Statement to Parent’s shareholders, and, pursuant thereto, shall call the Parent Special Meeting in accordance with the British Virgin Islands Law for a date no later than fifteen (15) Business Days following the effectiveness of the Registration Statement.
9.6   Confidentiality.   Except as necessary to complete the Proxy Statement and Registration Statement, the Company Group, on the one hand, and the Purchaser Parties, on the other hand, shall hold and shall cause their respective representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other party furnished to it by such other party or its representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the party to which it was furnished, (b) in the public domain through no fault of such party or (c) later lawfully acquired from other sources, which source is not the agent of the other party, by the party to which it was furnished), and each party shall not release or disclose such information to any other person, except its representatives in connection with this Agreement. In the event that any party believes that it is required to disclose any such confidential information pursuant to applicable Laws, such party shall give timely written notice to the other parties so that such parties may have an opportunity to obtain a protective order or other appropriate relief. Each party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other parties if it exercises the same care as it takes to preserve confidentiality for its own similar information. The parties acknowledge that some previously confidential information will be required to be disclosed in the Proxy Statement.
ARTICLE X
CONDITIONS TO CLOSING
10.1   Condition to the Obligations of the Parties.   The obligations of all of the parties hereto to consummate the Closing are subject to the satisfaction of all the following conditions:
(a)   No provisions of any applicable Law, and no Order shall prohibit or prevent the consummation of the Closing.
(b)   There shall not be any Action brought by a third party that is not an Affiliate of the parties hereto to enjoin or otherwise restrict the consummation of the Closing.
(c)   The Reincorporation Merger shall have been consummated and the applicable certificates filed in the appropriate jurisdictions.
(d)   The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued.
(e)   The Parent Shareholder Approval Matters that are submitted to the vote of the shareholders of Parent at the Parent Special Meeting in accordance with the Proxy Statement and Parent’s Organizational Documents shall have been approved by the requisite vote of the shareholders of Parent at the Parent Special Meeting in accordance with Parent’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Parent Shareholder Approval”).
(f)   This Agreement, the Plan of Merger and the transactions contemplated hereby and thereby, including the Reincorporation Merger and the Acquisition Merger, shall have been authorized and approved by the holders of Company Ordinary Shares constituting the Requisite Company Vote in accordance with the Cayman Companies Act and the Company’s memorandum and articles of association.
(g)   Immediately after the Closing, the Parent shall have in excess of $5,000,000 in net tangible assets.
10.2   Conditions to Obligations of the Purchaser Parties.   The obligation of the Purchaser Parties to consummate the Closing is subject to the satisfaction, or the waiver at the Purchaser Parties’ sole and absolute discretion, of all the following further conditions:
(a)   The Company Group shall have duly performed all of its obligations hereunder required to be performed by it at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.
(b)   All of the representations and warranties of the Company Group contained in Article V in this Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect, regardless of whether it involved a known risk, shall: (i) be true and correct at and as of the date of this Agreement except as provided in the disclosure schedules pursuant to Article V, and (ii) be true and correct as of the Closing Date except as provided in the disclosure schedules pursuant to Article V (if the representation and warranties that speak as of a specific date prior to the

Closing Date, such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect.
(c)   There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a Material Adverse Effect, regardless of whether it involved a known risk.
(d)   The Purchaser Parties shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company to the effect set forth in clauses (a) through (d) of this Section 10.2.
(e)   The Purchaser Parties shall have received (i) a copy of memorandum and articles of association of the Company as in effect as of the Closing Date, (ii) a copy of the certificate of incorporation of the Company, (iii) the copies of resolutions duly adopted by the board of directors of the Company and by the Requisite Company Vote of the Company’s shareholders authorizing this Agreement and the transactions contemplated hereby, and (vi) a recent certificate of good standing as of a date no later than thirty (30) days prior to the Closing Date regarding the Company from the jurisdiction in which the Company is incorporated.
(f)   The Purchaser Parties shall have received copies of all Governmental Approvals, if any, in form and substance reasonably satisfactory to the Purchaser Parties, and no such Governmental Approval shall have been revoked.
(g)   The Key Personnel shall have executed the Labor Agreements, Non-disclosure and Non-solicitation Agreements and Non-Compete Agreements and the same shall be in full force and effect.
(h)   The Purchaser Parties shall have received Schedules updated (if any) as of the Closing Date.
(i)   The Purchaser Parties shall have received duly executed opinions from the Company’s Cayman Islands counsel and PRC counsel in form and substance reasonably satisfactory to the Purchaser Parties, addressed to the Purchaser Parties and dated as of the Closing Date.
(j)   The Purchaser Parties shall have received a copy of each of the Additional Agreements to which the Company is a party duly executed by the Company and such Additional Agreement shall be in full force and effect.
(k)   The Purchaser Parties shall have received a copy of each of the Additional Agreements duly executed by all parties thereto, other than Parent, Purchaser or the Company, provided that the non-execution of the Lock-up Agreement by Shareholders who are not the Key Personnel nor Controlled by the Key Personnel collectively holding no more than 5% of share capital in the Company (on a fully-diluted basis) immediately prior to the Closing shall not affect the Closing or occurrence of the Closing.
(l)   The ODI Shareholders shall have completed the ODI filings (as evidenced by the receipt of the ODI registration certificates and filing proofs issued by competent authorities).
(m)   The Company shall have issued (i) 5,173,680 Company Ordinary Shares to Shenzhen Huaqi Huirui Investment Management Limited Partnership pursuant to the ODI Shares Subscription Agreement; (ii) 2,279,216 Company Ordinary Shares to Jupiter_Lilith Limited pursuant to the ODI Shares Subscription Agreement; (iii) 5,705,031 Company Ordinary Shares to F.L.M Holdings Limited pursuant to the ODI Shares Subscription Agreement; (iv) 3,006,328 Company Ordinary Shares to Avatar Group Holdings limited pursuant to the Match-up Shares Subscription Agreement; and (v) 1,201,421 Company Ordinary Shares to DA LIN YING FENG Holdings Limited pursuant to the Match-up Shares Subscription Agreement.
(n)   The Equity Financing, in an aggregate amount no less than $20,000,000, shall have been consummated or consummate substantially concurrently with the Closing.

10.3   Conditions to Obligations of the Company.   The obligations of the Company to consummate the Closing is subject to the satisfaction, or the waiver at the Company’s discretion, of all of the following further conditions:
(a)   The Purchaser Parties shall have duly performed all of their obligations hereunder required to be performed by them at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.
(b)   All of the representations and warranties of the Purchaser Parties contained in Article VI of this Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect, regardless of whether it involved a known risk, shall: (i) be true and correct at and as of the date of this Agreement and (ii) be true and correct as of the Closing Date (except for representation and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect.
(c)   There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a Material Adverse Effect on the Purchaser Parties, regardless of whether it involved a known risk.
(d)   The Company shall have received a certificate signed by an authorized officer of Purchaser Parties to the effect set forth in clauses (a) through (c) of this Section 10.3.
(e)   From the date hereof until the Closing, the Purchaser Parties shall have been in material compliance with the reporting requirements under the Securities Act and the Exchange Act applicable to the Purchaser Parties.
(f)   The Purchaser Parties shall have executed and delivered to the Company each Additional Agreement to which it is a party.
(g)   The Parent Shares Redemptions shall have been completed in accordance with the terms hereof and the Proxy Statement.
(h)   The directors designated by the Company shall have been appointed to the board of directors of the Parent, effective as of the Closing.
(i)   Purchaser shall remain listed on Nasdaq and the additional listing application for the Closing Payment Shares shall have been approved by Nasdaq. As of the Closing Date, Purchaser shall not have received any written notice from Nasdaq that it has failed, or would reasonably be expected to fail to meet the Nasdaq listing requirements as of the Closing Date for any reason, where such notice has not been subsequently withdrawn by Nasdaq or the underlying failure appropriately remedied or satisfied. The additional listing application for the Closing Payment Shares shall have been approved by Nasdaq.
ARTICLE XI
DISPUTE RESOLUTION
11.1   Arbitration.
(a)   The parties shall promptly submit any dispute, claim, or controversy arising out of or relating to this Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance, or enforcement of this Agreement) or any alleged breach thereof (including any action in tort, contract, equity, or otherwise), to binding arbitration before one arbitrator (the “Arbitrator”). Binding arbitration shall be the sole means of resolving any dispute, claim, or controversy arising out of or relating to this Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance or enforcement of this Agreement) or any alleged breach thereof (including any claim in tort, contract, equity, or otherwise).
(b)   If the parties cannot agree upon the Arbitrator, the Arbitrator shall be selected by the New York, New York chapter head of the American Arbitration Association upon the written request of either side. The Arbitrator shall be selected within thirty (30) days of such written request.

(c)   The laws of the State of New York shall apply to any arbitration hereunder. In any arbitration hereunder, this Agreement shall be governed by the laws of the State of New York applicable to a contract negotiated, signed, and wholly to be performed in the State of New York, which laws the Arbitrator shall apply in rendering his decision. The Arbitrator shall issue a written decision, setting forth findings of fact and conclusions of law, within sixty (60) days after he shall have been selected. The Arbitrator shall have no authority to award punitive or other exemplary damages.
(d)   The arbitration shall be held in New York, New York in accordance with and under the then-current provisions of the rules of the American Arbitration Association, except as otherwise provided herein.
(e)   On application to the Arbitrator, any party shall have rights to discovery to the same extent as would be provided under the Federal Rules of Civil Procedure, and the Federal Rules of Evidence shall apply to any arbitration under this Agreement; provided, however, that the Arbitrator shall limit any discovery or evidence such that his decision shall be rendered within the period referred to in Section 11.1(c).
(f)   The Arbitrator may, at his discretion and at the expense of the party who will bear the cost of the arbitration, employ experts to assist him in his determinations.
(g)   The costs of the arbitration proceeding and any proceeding in court to confirm any arbitration award (including actual attorneys’ fees and costs), shall be borne by the unsuccessful party and shall be awarded as part of the Arbitrator’s decision, unless the Arbitrator shall otherwise allocate such costs in such decision. The determination of the Arbitrator shall be final and binding upon the parties and not subject to appeal.
(h)   Any judgment upon any award rendered by the Arbitrator may be entered in and enforced by any court of competent jurisdiction. The parties expressly consent to the non-exclusive jurisdiction of the courts (Federal and state) in New York, New York to enforce any award of the Arbitrator or to render any provisional, temporary, or injunctive relief in connection with or in aid of the arbitration. The parties expressly consent to the personal and subject matter jurisdiction of the Arbitrator to arbitrate any and all matters to be submitted to arbitration hereunder. None of the parties hereto shall challenge any arbitration hereunder on the grounds that any party necessary to such arbitration (including the parties hereto) shall have been absent from such arbitration for any reason, including that such party shall have been the subject of any bankruptcy, reorganization, or insolvency proceeding.
(i)   The parties shall indemnify the Arbitrator and any experts employed by the Arbitrator and hold them harmless from and against any claim or demand arising out of any arbitration under this Agreement, unless resulting from the gross negligence or willful misconduct of the person indemnified.
(j)   This arbitration section shall survive the termination of this Agreement.
11.2   Waiver of Jury Trial; Exemplary Damages.
(a)   THE PARTIES TO THIS AGREEMENT HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVE ANY RIGHT EACH SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY ACTION OF ANY KIND OR NATURE, IN ANY COURT IN WHICH AN ACTION MAY BE COMMENCED, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT, OR BY REASON OF ANY OTHER CAUSE OR DISPUTE WHATSOEVER BETWEEN OR AMONG ANY OF THE PARTIES TO THIS AGREEMENT OF ANY KIND OR NATURE. NO PARTY SHALL BE AWARDED PUNITIVE OR OTHER EXEMPLARY DAMAGES RESPECTING ANY DISPUTE ARISING UNDER THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT.
(b)   Each of the parties to this Agreement acknowledge that each has been represented in connection with the signing of this waiver by independent legal counsel selected by the respective party and that such party has discussed the legal consequences and import of this waiver with legal counsel. Each of the parties to this Agreement further acknowledge that each has read and understands the meaning of this waiver and grants this waiver knowingly, voluntarily, without duress and only after consideration of the consequences of this waiver with legal counsel.
ARTICLE XII
TERMINATION
12.1   Termination Without Default.
(a)   In the event that the Interim U.S. GAAP Financial Statements have not been delivered by August 13, 2021, the Purchaser Parties shall have the right, at their sole option, to terminate this Agreement without liability to the Company. Such right may be exercised by the Purchaser Parties, as the case may be, with a written notice to the Company at any time after August 13, 2021 and prior to the Closing Date.
(b)   In the event that the Company does not procure reputable investor to provide Additional PIPE Financing in accordance with the terms of Section 8.7, the Purchaser Parties shall have the right, at their sole option, to terminate this Agreement without liability to the Company by delivering a written notice to the Company at any time after 120 days following the date of this Agreement until the earlier of (i) the date that the Additional PIPE Financing is obtained; and (ii) the Closing Date.
(c)   In the event that the Closing of the transactions contemplated hereunder has not occurred by December 31, 2021 (the “Outside Closing Date”) and no material breach of this Agreement by the party seeking to terminate this Agreement shall have occurred or have been made (as provided in Section 12.2 hereof), the Purchaser Parties or the Company, as the case may be, shall have the right, at its sole option, to terminate this Agreement without liability to the other side. Such right may be exercised by Purchaser Parties or the Company, as the case may be, by giving written notice to the other at any time after the Outside Closing Date.
12.2   Termination Upon Default.
(a)   The Purchaser Parties may terminate this Agreement by giving notice to the Company Group on or prior to the Closing Date, without prejudice to any rights or obligations the Purchaser Parties may have, if the Company Group shall have materially breached any of its representations, warranties, agreements or covenants contained herein or in any Additional Agreement to be performed on or prior to the Closing Date or this Agreement, the Plan of Merger or the transactions contemplated hereby fail to be authorized or approved by the shareholders of the Company and such breach shall not be cured within fifteen (15) days following receipt by the Company Group of a notice describing in reasonable detail the nature of such breach. For avoidance of doubt, the failure to deliver the U.S. GAAP Financial Statements by August 13, 2021 shall constitute a material breach.
(b)   The Company may terminate this Agreement by giving notice to any Purchaser Party, without prejudice to any rights or obligations the Company Group may have, if any Purchaser Party shall have materially breached any of its covenants, agreements, representations, and warranties contained herein or in any Additional Agreement to be performed on or prior to the Closing Date and such breach shall not be cured within fifteen (15) days following receipt by such Purchaser Party(s) of a notice describing in reasonable detail the nature of such breach.
12.3   Survival.   The provisions of Article XI through Article XIII shall survive any termination hereof.
ARTICLE XIII
MISCELLANEOUS
13.1   Notices.   Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00PM on a business day, addressee’s day and time, on the date of delivery, and otherwise on the first business day after such delivery; (b) if by fax or email, on the date that transmission is confirmed electronically, if by 4:00PM on a business day, addressee’s day and time, and otherwise on the first business day after the date of such confirmation; or (c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:
if to the Company (following the Closing), to:
MultiMetaVerse Inc.
Building D3, No. 718, Lingshi Road, Jingan District, Shanghai, PRC
Attn: Yiran Xu
Email: alex.xu@7doc.cn
with a copy to (which shall not constitute notice):
Paul Hastings LLP
43/F, Jing An Kerry Center Tower II 1539 Nanjing West Road
Shanghai 200040, PRC
Attn: Jia Yan
Email: jiayan@paulhastings.com
if to Yanzhi Wang as the Principal Shareholder
Room 1105, Tower B, Wangjing Greenland Center, Beijing, China
Attn: Yanzhi Wang
Email: Yann@gaea.com
if to Yiran Xu as the Principal Shareholder
Building D3, No. 718, Lingshi Road, Jingan District, Shanghai, PRC
Attn: Yiran Xu
Email: alex.xu@7doc.cn
if to any Parent, Purchaser and Merger Sub:
Model Performance Acquisition Corp.
Cheung Kong Center,
58 Floor, Unit 5801
2 Queens Road Central
Central
Hong Kong
Attn: Serena Shie
Email: serena@firsteuro.co
with a copy to (which shall not constitute notice):
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Attn: Giovanni Caruso
Email: gcaruso@loeb.com
13.2   Amendments; No Waivers; Remedies.
(a)   This Agreement cannot be amended, except by a writing signed by each of the Purchaser Parties (prior to the Reincorporation Effective Time), the Company, the Shareholders’ Representative and the Principal Shareholders, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.
(b)   Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.
(c)   Except as otherwise expressly provided herein, no statement herein of any right or remedy shall impair any other right or remedy stated herein or that otherwise may be available.
(d)   Notwithstanding anything else contained herein, neither shall any party seek, nor shall any party be liable for, punitive or exemplary damages, under any tort, contract, equity, or other legal theory, with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.
13.3   Arm’s Length Bargaining; No Presumption Against Drafter.   This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel or having had but declined the opportunity to be represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship between the parties, and no such relationship otherwise exists. No presumption in favor of or against any party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.
13.4   Publicity.   Except as required by law and except with respect to the Parent SEC Documents, the parties agree that neither they nor their agents shall issue any press release or make any other public disclosure concerning the transactions contemplated hereunder without the prior approval of the other party hereto. If a party is required to make such a disclosure as required by law, the parties will use their best efforts to cause a mutually agreeable release or public disclosure to be issued.
13.5   Expenses.   Each party shall bear its own costs and expenses in connection with this Agreement and the transactions contemplated hereby, unless otherwise specified herein. Notwithstanding the foregoing, any filing fees with respect to any regulatory or governmental filings shall be shared equally by the Company and the Parent.
13.6   No Assignment or Delegation.   No party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law, or otherwise, without the written consent of the other party. Any purported assignment or delegation without such consent shall be void, in addition to constituting a material breach of this Agreement.
13.7   Governing Law.   This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the conflict of laws principles thereof.
13.8   Counterparts; Facsimile Signatures.   This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.
13.9   Entire Agreement.   This Agreement together with the Additional Agreements, including any exhibits and schedules attached hereto or thereto, sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Agreement or any Additional Agreement, including any exhibits and schedules attached hereto or thereto, may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or any Additional Agreement, there is no condition precedent to the effectiveness of any provision hereof or thereof. No party has relied on any representation from, or warranty or agreement of, any person in entering into this Agreement, prior hereto or contemporaneous herewith or any Additional Agreement, except those expressly stated herein or therein.

13.10   Severability.   A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.
13.11   Construction of Certain Terms and References; Captions.   In this Agreement:
(a)   References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement.
(b)   The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, and, unless the context requires otherwise, “party” means a party signatory hereto.
(c)   Any use of the singular or plural, or the masculine, feminine, or neuter gender, includes the others, unless the context otherwise requires; “including” means “including without limitation;” “or” means “and/or;” “any” means “any one, more than one, or all;” and, unless otherwise specified, any financial or accounting term has the meaning of the term under United States generally accepted accounting principles as consistently applied heretofore by the Company Group.
(d)   Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any reference to a statute or other law includes any rule, regulation, ordinance, or the like promulgated thereunder, in each case, as amended, restated, supplemented, or otherwise modified from time to time. Any reference to a numbered schedule means the same-numbered section of the disclosure schedule.
(e)   If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.
(f)   Captions are not a part of this Agreement, but are included for convenience, only.
(g)   For the avoidance of any doubt, all references in this Agreement to “the knowledge or best knowledge of the Company” or similar terms shall be deemed to include the actual or constructive (e.g., implied by Law) knowledge of the Key Personnel.
13.12   Further Assurances.   Each party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Agreement.
13.13   Third Party Beneficiaries.   Neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto.
13.14   Waiver.   Reference is made to the final IPO prospectus of the Parent, dated April 7, 2021 (the “Prospectus”). The Company Group and the Principal Shareholders have read the Prospectus and understand that the Parent has established the Trust Account for the benefit of the public shareholders of the Parent and the underwriters of the IPO pursuant to the Investment Management Trust Agreement and that, except for a portion of the interest earned on the amounts held in the Trust Account, the Parent may disburse monies from the Trust Account only for the purposes set forth in the Investment Management Trust Agreement. For and in consideration of the Parent agreeing to enter into this Agreement, the Company Group and the Principal Shareholders each hereby agree that he, she or it does not have any right, title, interest or claim of any kind in or to any monies in the Trust Account and hereby agrees that he, she or it will not seek recourse against the Trust Account for any claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Parent.
[The remainder of this page intentionally left blank; signature pages to follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.
Parent:
MODEL PERFORMANCE ACQUISITION CORP.
By:
/s/ Serena Shie

Name:
Serena Shie

Title:
CFO and Director

Purchaser:
MODEL PERFORMANCE MINI CORP.
By:
/s/ Serena Shie

Name:
Serena Shie

Title:
Director

Merger Sub:
MODEL PERFORMANCE MINI SUB CORP.
By:
/s/ Serena Shie

Name:
Serena Shie

Title:
Director

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.
Company:
MULTIMETAVERSE INC.
By:
/s/ Xu Yiran

Name:
Xu Yiran

Title:
Chairman, CEO

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.
Principal Shareholders:
/s/ Yanzhi Wang

Yanzhi Wang
/s/ Yiran Xu

Yiran Xu

Annex B
Territory of the British Virgin Islands
The BVI Business Companies Act, 2004

MEMORANDUM AND ARTICLES OF ASSOCIATION OF Model Performance Mini Corp. Incorporated as a BVI Business Company on 13 July 2021 Amended and Restated on [Date]

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE BVI BUSINESS COMPANIES ACT 2004
MEMORANDUM OF ASSOCIATION
OF
Model Performance Mini Corp.
A COMPANY LIMITED BY SHARES
AMENDED AND RESTATED ON [Date]
1
NAME

The name of the Company is Model Performance Mini Corp..

2
STATUS

The Company shall be a company limited by shares.

3
REGISTERED OFFICE AND REGISTERED AGENT

3.1
The first registered office of the Company is at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG 1110, British Virgin Islands, the office of the first registered agent.

3.2
The first registered agent of the Company is Ogier Global (BVI) Limited of Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG 1110, British Virgin Islands.

3.3
The Company may change its registered office or registered agent by a Resolution of Directors or a Resolution of Members. The change shall take effect upon the Registrar registering a notice of change filed under section 92 of the Act.

4
CAPACITY AND POWER

4.1
The Company has, subject to the Act and any other British Virgin Islands legislation for the time being in force, irrespective of corporate benefit:

(a)
full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)
for the purposes of paragraph (a), full rights, powers and privileges.

4.2
There are subject to Clause 4.1, no limitations on the business that the Company may carry on.

5
NUMBER AND CLASSES OF SHARES

5.1
The Company is authorised to issue a maximum of 111,000,000 Shares with no par value divided into three classes of shares as follows:

(a)
100,000,000 class A ordinary shares with no par value (Class A Ordinary Shares);

(b)
10,000,000 class B ordinary shares with no par value (Class B Ordinary Shares and together with the Class A Ordinary Shares being referred to as the Ordinary Shares);

(c)
1,000,000 preferred shares with no par value (Preferred Shares).

5.2
The Company may at the discretion of the Board of Directors, but shall not otherwise be obliged to, issue fractional Shares or round up or down fractional holdings of Shares to its nearest whole number and a fractional Share (if authorised by the Board of Directors) may have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

6
DESIGNATIONS POWERS PREFERENCES OF SHARES

6.1
Save and except for the rights referred to in Regulation 10 and as otherwise set out in these Articles, and subject to Clause 7 and the power of the Directors to issue Preference Shares with such preferred rights as they shall determine pursuant to Regulation 2.2, each Ordinary Share in the Company confers upon the Member (unless waived by such Member):

(a)
Subject to Clause 11, the right to one vote at a meeting of the Members of the Company or on any Resolution of Members;

(b)
the right to an equal share with each other Ordinary Share in any dividend paid by the Company; and

(c)
the right to an equal share with each other Ordinary Share in the distribution of the surplus assets of the Company on its liquidation.

6.2
The rights, privileges, restrictions and conditions attaching to the Preferred Shares shall be stated in this Memorandum, which shall be amended accordingly prior to the issue of such Preferred Shares. Such rights, privileges, restrictions and conditions may include:

(a)
the number of shares and series constituting that class and the distinctive designation of that class;

(b)
the dividend rate of the Preferred Shares of that class, if any, whether dividends shall be cumulative, and, if so, from which date or dates, and whether they shall be payable in preference to, or in relation to, the dividends payable on any other class or classes of Shares;

(c)
whether that class shall have voting rights, and, if so, the terms of such voting rights;

(d)
whether that class shall have conversion or exchange privileges, and, if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such events as the Board of Directors shall determine;

(e)
whether or not the Preferred Shares of that class shall be redeemable, and, if so, the terms and conditions of such redemption, including the manner of selecting such Shares for redemption if less than all Preferred Shares are to be redeemed, the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount maybe less than fair value and which may vary under different conditions and at different dates;

(f)
whether that class shall be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of Preferred Shares of that class, and, if so, the terms and amounts of such sinking fund;

(g)
the right of the Preferred Shares of that class to the benefit of conditions and restrictions upon the creation of indebtedness of the Company or any subsidiary, upon the issue of any additional Preferred Shares (including additional Preferred Shares of such class of any other class) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition or any subsidiary of any outstanding Preferred Shares of the Company;

(h)
the right of the Preferred Shares of that class in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company and whether such rights be in preference to, or in relation to, the comparable rights or any other class or classes of Shares; and

(i)
any other relative, participating, optional or other special rights, qualifications, limitations or restrictions of that class.

6.3
The Directors may at their discretion by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares in the Company subject to Regulation 7 of the Articles.

6.4
The Directors have the authority and the power by Resolution of Directors:

(a)
to authorise and create additional classes of shares; and

(b)
to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions, if any, appertaining to any and all classes of shares that may be authorised to be issued under this Memorandum.

7
VARIATION OF RIGHTS

7.1
Subject to the limitations set out in Clause 11 in respect of amendments to the Memorandum and Articles, the rights attached to a class of the Ordinary Shares as specified in Clause 6.1 may only, whether or not the Company is being wound up, be varied by a resolution passed at a meeting by the holders of more than fifty percent (50%) of the total number of Ordinary Shares of that class that have voted (and are entitled to vote thereon) in relation to any such resolution, unless otherwise provided by the terms of issue of such class.

7.2
The rights attached to any Preferred Shares in issue as specified in Clause 6.2 may only, whether or not the Company is being wound up, be varied by a resolution passed at a meeting by the holders of more than fifty percent (50%) of the Preferred Shares of the same class present at a duly convened and constituted meeting of the Members of the Company holding Preferred Shares in such class which were present at the meeting and voted unless otherwise provided by the terms of issue of such class.

8
RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

9
REGISTERED SHARES

9.1
The Company shall issue registered shares only.

9.2
The Company is not authorised to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares.

10
TRANSFER OF SHARES

A Share may be transferred in accordance with Regulation 5 of the Articles.
11
AMENDMENT OF MEMORANDUM AND ARTICLES

11.1
The Company may amend its Memorandum or Articles by a Resolution of Members or by a Resolution of Directors, save that no amendment may be made by a Resolution of Directors:

(a)
to restrict the rights or powers of the Members to amend the Memorandum or Articles;

(b)
to change the percentage of Members required to pass a Resolution of Members to amend the Memorandum or Articles;

(c)
in circumstances where the Memorandum or Articles cannot be amended by the Members; or

(d)
to change Clauses 7 or 8 or this Clause 11.

12
DEFINITIONS AND INTERPRETATION

12.1
In this Memorandum of Association and the attached Articles of Association, if not inconsistent with the subject or context:

(a)
Act means the BVI Business Companies Act, 2004 (as amended) and includes the regulations made under the Act;

(b)
AGM means an annual general meeting of the Members;

(c)
Articles means the attached Articles of Association of the Company;

(d)
Board Observer means a person designated as an observer to the Board of Directors in accordance with the Articles.

(e)
Board of Directors means the board of directors of the Company;

(f)
Business Days means a day other than a Saturday or Sunday or any other day on which commercial banks in New York are required or are authorised to be closed for business;

(g)
Chairman means a person who is appointed as chairman to preside at a meeting of the Company and Chairman of the Board means a person who is appointed as chairman to preside at a meeting of the Board of Directors of the Company, in each case, in accordance with the Articles;

(h)
Designated Stock Exchange means the Over-the-Counter Bulletin Board, the Global Select Market, Global Market or the Capital Market of the NASDAQ Stock Market LLC, the NYSE American or the New York Stock Exchange, as applicable; provided, however, that until the Shares are listed on any such Designated Stock Exchange, the rules of such Designated Stock Exchange shall be inapplicable to the Company and this Memorandum or the Articles;

(i)
Director means any director of the Company, from time to time;

(j)
Distribution in relation to a distribution by the Company means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of a Member in relation to Shares held by a Member, and whether by means of a purchase of an asset, the redemption or other acquisition of Shares, a distribution of indebtedness or otherwise, and includes a dividend;

(k)
Eligible Person means individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

(l)
Enterprise means the Company and any other corporation, constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger to which the Company (or any of its wholly owned subsidiaries) is a party, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise of which an Indemnitee is or was serving at the request of the Company as a Director, Officer, trustee, general partner, managing member, fiduciary, employee or agent;

(m)
Exchange Act means the United States Securities Exchange Act of 1934, as amended;

(n)
Expenses shall include all direct and indirect costs, fees and expenses of any type or nature whatsoever, including, without limitation, all legal fees and costs, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, fees of private investigators and professional advisors, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, fax transmission charges, secretarial services and all other disbursements, obligations or expenses, in each case reasonably incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settlement or appeal of, or otherwise participating in, a Proceeding, including reasonable compensation for time spent by the Indemnitee for which he or she is not otherwise compensated by the Company or any third party. Expenses shall also include any or all of the foregoing expenses incurred in connection with all judgments, liabilities, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses, judgments, fines, penalties and amounts paid in settlement) actually and reasonably incurred (whether by an Indemnitee, or on his behalf) in connection with such Proceeding or any claim, issue or matter therein, or any appeal resulting from any Proceeding, including without limitation the principal, premium, security for, and other costs relating to any cost bond, supersedeas bond, or other appeal bond or its equivalent, but shall not include amounts paid in settlement by an Indemnitee or the amount of judgments or fines against an Indemnitee;

(o)
FINRA means the Financial Industry Regulatory Authority of the United States;

(p)
Indemnitee means any person detailed in sub regulations (a) and (b) of Regulation 16;

(q)
Member means an Eligible Person whose name is entered in the share register of the Company as the holder of one or more Shares or fractional Shares;

(r)
Memorandum means this Memorandum of Association of the Company;

(s)
Officer means any officer of the Company, from time to time;

(t)
Ordinary Shares has the meaning ascribed to it in Clause 5.1;

(u)
Preferred Shares has the meaning ascribed to it in Clause 5.1;

(v)
Proceeding means any threatened, pending or completed action, suit, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought in the name of the Company or otherwise and whether of a civil (including intentional or unintentional tort claims), criminal, administrative or investigative nature, in which an Indemnitee was, is, will or might be involved as a party or otherwise by reason of the fact that such Indemnitee is or was a Director or Officer of the Company, by reason of any action (or failure to act) taken by him or of any action (or failure to act) on his part while acting as a Director, Officer, employee or adviser of the Company, or by reason of the fact that he is or was serving at the request of the Company as a Director, Officer, trustee, general partner, managing member, fiduciary, employee, adviser or agent of any other Enterprise, in each case whether or not serving in such capacity at the time any liability or expense is incurred for which indemnification, reimbursement, or advancement of expenses can be provided under these Articles;

(w)
relevant system means a relevant system for the holding and transfer of shares in uncertificated form;

(x)
Resolution of Directors means either:

(i)
subject to sub-paragraph (ii) below, a resolution approved at a duly convened and constituted meeting of Directors of the Company or of a committee of Directors of the Company by the affirmative vote of a majority of the Directors present at the meeting who voted except that where a Director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(ii)
a resolution consented to in writing by all Directors or by all members of a committee of Directors of the Company, as the case may be;

(y)
Resolution of Members means a resolution approved at a duly convened and constituted meeting of the Members of the Company by the affirmative vote of a majority of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted;

(z)
Seal means any seal which has been duly adopted as the common seal of the Company;

(aa)
SEC means the United States Securities and Exchange Commission;

(bb)
Securities means Shares, other securities and debt obligations of every kind of the Company, and including without limitation options, warrants, rights to receive Shares or other securities or debt obligations;

(cc)
Securities Act means the United States Securities Act of 1933, as amended;

(dd)
Share means a share issued or to be issued by the Company and Shares shall be construed accordingly;

(ee)
Treasury Share means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

(ff)
written or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and “in writing” shall be construed accordingly.

12.2
In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a)
a Regulation is a reference to a regulation of the Articles;

(b)
a Clause is a reference to a clause of the Memorandum;

(c)
voting by Member is a reference to the casting of the votes attached to the Shares held by the Member voting;

(d)
the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended; and

(e)
the singular includes the plural and vice versa.

12.3
Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and Articles unless otherwise defined herein.

12.4
Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and Articles.

We, Ogier Global (BVI) Limited of Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands, for the purpose of incorporating a BVI business company under the laws of the British Virgin Islands hereby sign this Memorandum of Association.
Dated 8th January 2021
Incorporator
Signed for and on behalf of Ogier Global (BVI) Limited of Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands
Signature of authorised signatory
Print name

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE BVI BUSINESS COMPANIES ACT 2004
ARTICLES OF ASSOCIATION
OF
Model Performance Mini Corp.
A COMPANY LIMITED BY SHARES
AMENDED AND RESTATED ON [•]
1
REGISTERED SHARES

1.1
Every Member is entitled to a certificate signed by a Director of the Company or under the Seal specifying the number of Shares held by him and the signature of the Director and the Seal may be facsimiles.

1.2
Any Member receiving a certificate shall indemnify and hold the Company and its Directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

1.3
If several Eligible Persons are registered as joint holders of any Shares, any one of such Eligible Persons may give an effectual receipt for any Distribution.

1.4
Nothing in these Articles shall require title to any Shares or other Securities to be evidenced by a certificate if the Act and the rules of the Designated Stock Exchange permit otherwise.

1.5
Subject to the Act and the rules of the Designated Stock Exchange, the Board of Directors without further consultation with the holders of any Shares or Securities may resolve that any class or series of Shares or other Securities in issue or to be issued from time to time may be issued, registered or converted to uncertificated form and the practices instituted by the operator of the relevant system. No provision of these Articles will apply to any uncertificated shares or Securities to the extent that they are inconsistent with the holding of such shares or securities in uncertificated form or the transfer of title to any such shares or securities by means of a relevant system.

1.6
Conversion of Shares held in certificated form into Shares held in uncertificated form, and vice versa, may be made in such manner as the Board of Directors, in its absolute discretion, may think fit (subject always to the requirements of the relevant system concerned). The Company or any duly authorised transfer agent shall enter on the register of members how many Shares are held by each member in uncertificated form and certificated form and shall maintain the register of members in each case as is required by the relevant system concerned. Notwithstanding any provision of these Articles, a class or series of Shares shall not be treated as two classes by virtue only of that class or series comprising both certificated shares and uncertificated shares or as a result of any provision of these Articles which applies only in respect of certificated shares or uncertificated shares.

1.7
Nothing contained in Regulation 1.5 and 1.6 is meant to prohibit the Shares from being able to trade electronically. For the avoidance of doubt, Shares shall only be traded and transferred electronically upon consummation of the IPO.

2
SHARES

2.1
Subject to the provisions of these Articles and, where applicable, the rules of the Designated Stock Exchange, the unissued Shares of the Company shall be at the disposal of the Directors and Shares and other Securities may be issued and option to acquire Shares or other Securities may be granted at such times, to such Eligible Persons, for such consideration and on such terms as the Directors may by Resolution of Directors determine.
2.2
Without prejudice to any special rights previously conferred on the holders of any existing Preferred Shares, any Preferred Shares may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting or otherwise as the Directors may from time to time determine.

2.3
Section 46 of the Act does not apply to the Company.

2.4
A Share may be issued for consideration in any form, including money, a promissory note, real property, personal property (including goodwill and know-how) or a contract for future services.

2.5
No Shares may be issued for a consideration other than money, unless a Resolution of Directors has been passed stating:

(a)
the amount to be credited for the issue of the Shares; and

(b)
that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the Shares.

2.6
The Company shall keep a register (the share register) containing:

(a)
the names and addresses of the persons who hold Shares;

(b)
the number of each class and series of Shares held by each Member;

(c)
the date on which the name of each Member was entered in the share register; and

(d)
the date on which any Eligible Person ceased to be a Member.

2.7
The share register may be in any such form as the Directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the Directors otherwise determine, the magnetic, electronic or other data storage form shall be the original share register.

2.8
A Share is deemed to be issued when the name of the Member is entered in the share register.

2.9
Subject to the provisions of the Act, Shares may be issued on the terms that they are redeemable, or at the option of the Company be liable to be redeemed on such terms and in such manner as the Directors before or at the time of the issue of such Shares may determine. The Directors may issue options, warrants, rights or convertible securities or securities or a similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or Securities on such terms as the Directors may from time to time determine.

3
[INTENTIONALLY DELETED]

4
FORFEITURE

4.1
Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation and for this purpose Shares issued for a promissory note or a contract for future services are deemed to be not fully paid.

4.2
A written notice of call specifying the date for payment to be made shall be served on the Member who defaults in making payment in respect of the Shares.

4.3
The written notice of call referred to in Regulation 4.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

4.4
Where a written notice of call has been issued pursuant to Regulation 4.2 and the requirements of the notice have not been complied with, the Directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

4.5
The Company is under no obligation to refund any moneys to the Member whose Shares have been cancelled pursuant to Regulation 4.4 and that Member shall be discharged from any further obligation to the Company.

5
TRANSFER OF SHARES

5.1
Subject to the Memorandum, certificated shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company for registration. A member shall be entitled to transfer uncertificated shares by means of a relevant system and the operator of the relevant system shall act as agent of the Members for the purposes of the transfer of such uncertificated shares.

5.2
The transfer of a Share is effective when the name of the transferee is entered on the share register.

5.3
If the Directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)
to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)
that the transferee’s name should be entered in the share register notwithstanding the absence of the instrument of transfer.

5.4
Subject to the Memorandum, the personal representative of a deceased Member may transfer a Share even though the personal representative is not a Member at the time of the transfer.

6
DISTRIBUTIONS

6.1
The Directors of the Company may, by Resolution of Directors, authorise a distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due.

6.2
Dividends may be paid in money, shares, or other property.

6.3
The Company may, by Resolution of Directors, from time to time pay to the Members such interim dividends as appear to the Directors to be justified by the profits of the Company, provided always that they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due.

6.4
Notice in writing of any dividend that may have been declared shall be given to each Member in accordance with Regulation 22 and all dividends unclaimed for three years after such notice has been given to a Member may be forfeited by Resolution of Directors for the benefit of the Company.

6.5
No dividend shall bear interest as against the Company.

7
REDEMPTION OF SHARES AND TREASURY SHARES

7.1
The Company may purchase, redeem or otherwise acquire and hold its own Shares save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of the Member whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted or required by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without such consent.

7.2
The purchase, redemption or other acquisition by the Company of its own Shares is deemed not to be a distribution where:

(a)
the Company purchases, redeems or otherwise acquires the Shares pursuant to a right of a Member to have his Shares redeemed or to have his shares exchanged for money or other property of the Company, or

(b)
the Company purchases, redeems or otherwise acquires the Shares by virtue of the provisions of section 179 of the Act.

7.3
Sections 60, 61 and 62 of the Act shall not apply to the Company.

7.4
Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

7.5
All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

7.6
Treasury Shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and Articles) as the Company may by Resolution of Directors determine.

7.7
Where Shares are held by another body corporate of which the Company holds, directly or indirectly, shares having more than 50 per cent of the votes in the election of Directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

8
MORTGAGES AND CHARGES OF SHARES

8.1
Unless a Member agrees otherwise, a Member may by an instrument in writing mortgage or charge his Shares.

8.2
There shall be entered in the share register at the written request of the Member:

(a)
a statement that the Shares held by him are mortgaged or charged;

(b)
the name of the mortgagee or chargee; and

(c)
the date on which the particulars specified in subparagraphs (a) and (b) are entered in the share register.

8.3
Where particulars of a mortgage or charge are entered in the share register, such particulars may be cancelled:

(a)
with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)
upon evidence satisfactory to the Directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the Directors shall consider necessary or desirable.

8.4
Whilst particulars of a mortgage or charge over Shares are entered in the share register pursuant to this Regulation:

(a)
no transfer of any Share the subject of those particulars shall be effected;

(b)
the Company may not purchase, redeem or otherwise acquire any such Share; and

(c)
no replacement certificate shall be issued in respect of such Shares,

without the written consent of the named mortgagee or chargee.

9
MEETINGS AND CONSENTS OF MEMBERS

9.1
Any Director of the Company may convene meetings of the Members at such times and in such manner and places within or outside the British Virgin Islands as the Director considers necessary or desirable. The Company may, but shall not (unless required by the Act or the rules of the Designated Stock Exchange) be obliged to hold a general meeting in each calendar year as its AGM at such date and time as may be determined by the Directors and shall specify the meeting as such in the notices calling it.

9.2
Upon the written request of the Members entitled to exercise 30 percent or more of the voting rights in respect of the matter for which the meeting is requested the Directors shall convene a meeting of Members.

9.3
The Director convening a meeting of Members shall give not less than 10 nor more than 60 days’ written notice of such meeting to:

(a)
those Members whose names on the date the notice is given appear as Members in the share register of the Company and are entitled to vote at the meeting; and

(b)
the other Directors.

9.4
The Director convening a meeting of Members shall fix in the notice of the meeting the record date for determining those Members that are entitled to vote at the meeting.

9.5
A meeting of Members held in contravention of the requirement to give notice is valid if Members holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Member at the meeting shall constitute waiver in relation to all the Shares which that Member holds.

9.6
The inadvertent failure of a Director who convenes a meeting to give notice of a meeting to a Member or another Director, or the fact that a Member or another Director has not received notice, does not invalidate the meeting.

9.7
A Member may be represented at a meeting of Members by a proxy who may speak and vote on behalf of the Member.

9.8
The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

9.9
The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Member appointing the proxy.

Model Performance Mini Corp.

I/We being a Member of the above Company HEREBY APPOINT ……………………………………………………………………………..…… of ……………………………………………….…………..………… or failing him …..………………………………………………….…………………….. of ………………………………………………………..…..…… to be my/our proxy to vote for me/us at the meeting of Members to be held on the …… day of …………..…………, 20…… and at any adjournment thereof.
(Any restrictions on voting to be inserted here.)

Signed this …… day of …………..…………, 20……

……………………………

Member

9.10
The following applies where Shares are jointly owned:

(a)
if two or more persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Members and may speak as a Member;

(b)
if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)
if two or more of the joint owners are present in person or by proxy they must vote as one and in the event of disagreement between any of the joint owners of Shares then the vote of the joint owner whose name appears first (or earliest) in the share register in respect of the relevant Shares shall be recorded as the vote attributable to the Shares.

9.11
A Member shall be deemed to be present at a meeting of Members if he participates by telephone or other electronic means and all Members participating in the meeting are able to hear each other.

9.12
A meeting of Members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 per cent of the votes of the Shares entitled to vote on Resolutions of Members to be considered at the meeting. If the Company has two or more classes of shares, a meeting may be quorate for some purposes and not for others. A quorum may comprise a single Member or proxy and then such person may pass a Resolution of Members and a certificate signed by such person accompanied where such person holds a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Members.

9.13
If within two hours from the time appointed for the meeting of Members, a quorum is not present, the meeting, at the discretion of the Chairman of the Board of Directors shall either be dissolved or stand adjourned to a business day in the jurisdiction in which the meeting was to have been held at the same time and place, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares entitled to vote or each class or series of Shares entitled to vote, as applicable, on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall either be dissolved or stand further adjourned at the discretion of the Chairman of the Board of Directors.

9.14
At every meeting of Members, the Chairman of the Board shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present at the meeting, the Members present shall choose one of their number to be the chairman. If the Members are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual Member or representative of a Member present shall take the chair.

9.15
The person appointed as chairman of the meeting pursuant to Regulation 9.14 may adjourn any meeting from time to time, and from place to place. For the avoidance of doubt, a meeting can be adjourned for as many times as may be determined to be necessary by the chairman and a meeting may remain open indefinitely for as long a period as may be determined by the chairman.

9.16
Voting at any meeting of the Members is by show of hands unless a poll is demanded by the chairman. On a show of hands every Member who is present in person (or, in the case of a Member being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every Member shall present in person (or, in the case of a Member being a corporation, by its duly authorized representative) or by proxy shall have one vote for each Share which such Member is the holder. Any Member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

9.17
Subject to the specific provisions contained in this Regulation for the appointment of representatives of Members other than individuals the right of any individual to speak for or represent a Member shall be determined by the law of the jurisdiction where, and by the documents by which, the Member is constituted or derives its existence. In case of doubt, the Directors may in good faith seek legal advice and unless and until a court of competent jurisdiction shall otherwise rule, the Directors may rely and act upon such advice without incurring any liability to any Member or the Company.
9.18
Any Member other than an individual may by resolution of its Directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Members or of any class of Members, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Member which he represents as that Member could exercise if it were an individual.

9.19
The chairman of any meeting at which a vote is cast by proxy or on behalf of any Member other than an individual may at the meeting but not thereafter call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such Member shall be disregarded.

9.20
Directors of the Company may attend and speak at any meeting of Members and at any separate meeting of the holders of any class or series of Shares.

9.21
Any action required or permitted to be taken by the Members of the Company must be effected by a meeting of the Company, such meeting to be duly convened and held in accordance with these Articles.

10
DIRECTORS

10.1
[INTENTIONALLY DELETED]

10.2
The Directors shall be elected by Resolution of Members or by Resolution of Directors, and shall be removed by Resolution of Directors with or without cause or removed by the Members only for cause by resolution of Members.

10.3
No person shall be appointed as a Director of the Company unless he has consented in writing to act as a Director.

10.4
The minimum number of Directors shall be one and there shall be no maximum number of Directors.

10.5
Each Director holds office for the term fixed by the Resolution of Members or Resolution of Directors appointing him.

10.6
A Director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company at the office of its registered agent or from such later date as may be specified in the notice. A Director shall resign forthwith as a Director if he is, or becomes, disqualified from acting as a Director under the Act.

10.7
The Directors may at any time appoint any person to be a Director either to fill a vacancy or as an addition to the existing Directors. Where the Directors appoint a person as Director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a Director ceased to hold office.

10.8
A vacancy in relation to Directors occurs if a Director dies or otherwise ceases to hold office prior to the expiration of his term of office.

10.9
The Company shall keep a register of Directors containing:

(a)
the names and addresses of the persons who are Directors of the Company;

(b)
the date on which each person whose name is entered in the register was appointed as a Director of the Company;

(c)
the date on which each person named as a Director ceased to be a Director of the Company; and

(d)
such other information as may be prescribed by the Act.

10.10
The register of Directors may be kept in any such form as the Directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of Directors.
10.11
The Directors, or if the Shares (or depository receipts therefore) are listed or quoted on a Designated Stock Exchange, and if required by the Designated Stock Exchange, any committee thereof, may, by a Resolution of Directors, fix the remuneration of Directors with respect to services to be rendered in any capacity to the Company. The Directors shall also be entitled to be paid all out of pocket expenses properly incurred by them in connection with activities on behalf of the Company.

10.12
A Director is not required to hold a Share as a qualification to office.

10.13
Prior to the consummation of any transaction with:

(a)
any affiliate of the Company;

(b)
any Member owning an interest in the voting power of the Company that gives such Member a significant influence over the Company;

(c)
any Director or executive officer of the Company and any relative of such Director or executive officer; and

(d)
any person in which a substantial interest in the voting power of the Company is owned, directly or indirectly, by a person referred to in Regulations 10.13(b) and (c) or over which such a person is able to exercise significant influence, such transaction must be approved by a majority of the members of the Board of Directors who do not have an interest in the transaction, such directors having been provided with access (at the Company’s expense) to the Company’s attorney or independent legal counsel, unless the disinterested directors determine that the terms of such transaction are no less favourable to the Company than those that would be available to the Company with respect to such a transaction from unaffiliated third parties.

10.14
Board Observers. The designation of a Board Observer shall be at the sole discretion of the Directors. In the exercise of such discretion, the Directors shall have regard to the terms of the any agreements or other contractual arrangements that the Company is a party to from time to time. A Member may, upon the terms and conditions as the Directors may agree with the relevant Member, designate a Board Observer to attend any meetings of the Directors or of any committee of the Directors.

11
POWERS OF DIRECTORS

11.1
The business and affairs of the Company shall be managed by, or under the direction or supervision of, the Directors of the Company. The Directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The Directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Members.

11.2
If the Company is the wholly owned subsidiary of a holding company, a Director of the Company may, when exercising powers or performing duties as a Director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

11.3
Each Director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each Director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the Director believes to be the best interests of the Company.

11.4
Any Director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the Directors, with respect to the signing of consents or otherwise.

11.5
The continuing Directors may act notwithstanding any vacancy in their body.

11.6
The Directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

11.7
All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

11.8
Section 175 of the Act shall not apply to the Company.

12
PROCEEDINGS OF DIRECTORS

12.1
Any one Director of the Company may call a meeting of the Directors by sending a written notice to each other Director.

12.2
The Directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the notice calling the meeting provides.

12.3
A Director is deemed to be present at a meeting of Directors if he participates by telephone or other electronic means and all Directors participating in the meeting are able to hear each other.

12.4
A Director may by a written instrument appoint an alternate who need not be a Director, any such alternate shall be entitled to attend meetings in the absence of the Director who appointed him and to vote or consent in place of the Director until the appointment lapses or is terminated.

12.5
A Director shall be given not less than three days’ notice of meetings of Directors, but a meeting of Directors held without three days’ notice having been given to all Directors shall be valid if all the Directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a Director at a meeting shall constitute waiver by that Director. The inadvertent failure to give notice of a meeting to a Director, or the fact that a Director has not received the notice, does not invalidate the meeting.

12.6
A meeting of Directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of Directors, unless there are only two Directors in which case the quorum is two.

12.7
If the Company has only one Director the provisions herein contained for meetings of Directors do not apply and such sole Director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Members. In lieu of minutes of a meeting the sole Director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

12.8
At meetings of Directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the Directors present shall choose one of their number to be chairman of the meeting. If the Directors are unable to choose a chairman for any reason, then the oldest individual Director present (and for this purpose an alternate Director shall be deemed to be the same age as the Director that he represents) shall take the chair. In the case of an equality of votes at a meeting of Directors, the Chairman of the Board shall have a casting vote.

12.9
An action that may be taken by the Directors or a committee of Directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of Directors consented to in writing by all Directors or by all members of the committee, as the case may be, without the need for any notice. The consent may be in the form of counterparts each counterpart being signed by one or more Directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last Director has consented to the resolution by signed counterparts.

13
COMMITTEES

13.1
The Directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more Directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

13.2
The Directors have no power to delegate to a committee of Directors any of the following powers:

(a)
to amend the Memorandum or the Articles;

(b)
to designate committees of Directors;

(c)
to delegate powers to a committee of Directors;

(d)
to appoint Directors;

(e)
to appoint an agent;

(f)
to approve a plan of merger, consolidation or arrangement; or

(g)
to make a declaration of solvency or to approve a liquidation plan.

13.3
Regulations 13.2(b) and (c) do not prevent a committee of Directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

13.4
The meetings and proceedings of each committee of Directors consisting of 2 or more Directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of Directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

14
OFFICERS AND AGENTS

14.1
The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a Chief Executive Officer, a President, a Chief Financial Officer (in each case there may be more than one of such officers), one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

14.2
The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board (or Co-Chairman, as the case may be) to preside at meetings of Directors and Members, the Chief Executive Officer (or Co-Chief Executive Officer, as the case may be) to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the Chief Executive Officer (or Co-Chief Executive Officer, as the case may be) but otherwise to perform such duties as may be delegated to them by the Chief Executive Officer (or Co-Chief Executive Officer, as the case may be), the secretaries to maintain the share register, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

14.3
The emoluments of all officers shall be fixed by Resolution of Directors.

14.4
The officers of the Company shall hold office until their death, resignation or removal. Any officer elected or appointed by the Directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

14.5
The Directors may, by a Resolution of Directors, appoint any person, including a person who is a Director, to be an agent of the Company. An agent of the Company shall have such powers and authority of the Directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the matters specified in Regulation 13.1. The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company. The Directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.
15
CONFLICT OF INTERESTS

15.1
A Director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other Directors of the Company.

15.2
For the purposes of Regulation 15.1, a disclosure to all other Directors to the effect that a Director is a member, Director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

15.3
Provided that the requirements of Regulation 10.13 have first been satisfied, a Director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)
vote on a matter relating to the transaction;

(b)
attend a meeting of Directors at which a matter relating to the transaction arises and be included among the Directors present at the meeting for the purposes of a quorum; and

(c)
sign a document on behalf of the Company, or do any other thing in his capacity as a Director, that relates to the transaction,

and, subject to compliance with the Act and these Articles shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

16
INDEMNIFICATION

16.1
Subject to the limitations hereinafter provided the Company shall indemnify, hold harmless and exonerate against all direct and indirect costs, fees and Expenses of any type or nature whatsoever, any person who:

(a)
is or was a party or is threatened to be made a party to any Proceeding by reason of the fact that such person is or was a Director, officer, key employee, adviser of the Company or who at the request of the Company; or

(b)
is or was, at the request of the Company, serving as a Director of, or in any other capacity is or was acting for, another Enterprise.

16.2
The indemnity in Regulation 16.1 only applies if the relevant Indemnitee acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the Indemnitee had no reasonable cause to believe that his conduct was unlawful.

16.3
The decision of the Directors as to whether an Indemnitee acted honestly and in good faith and with a view to the best interests of the Company and as to whether such Indemnitee had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

16.4
The termination of any Proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the relevant Indemnitee did not act honestly and in good faith and with a view to the best interests of the Company or that such Indemnitee had reasonable cause to believe that his conduct was unlawful.

16.5
The Company may purchase and maintain insurance, purchase or furnish similar protection or make other arrangements including, but not limited to, providing a trust fund, letter of credit, or surety bond in relation to any Indemnitee or who at the request of the Company is or was serving as a Director, officer or liquidator of, or in any other capacity is or was acting for, another Enterprise, against any liability asserted against the person and incurred by him in that capacity, whether or not the Company has or would have had the power to indemnify him against the liability as provided in these Articles.

17
RECORDS

17.1
The Company shall keep the following documents at the office of its registered agent:

(a)
the Memorandum and the Articles;

(b)
the share register, or a copy of the share register;

(c)
the register of Directors, or a copy of the register of Directors; and

(d)
copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous 10 years.

17.2
If the Company maintains only a copy of the share register or a copy of the register of Directors at the office of its registered agent, it shall:

(a)
within 15 days of any change in either register, notify the registered agent in writing of the change; and

(b)
provide the registered agent with a written record of the physical address of the place or places at which the original share register or the original register of Directors is kept.

17.3
The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the Directors may determine:

(a)
minutes of meetings and Resolutions of Members and classes of Members;

(b)
minutes of meetings and Resolutions of Directors and committees of Directors; and

(c)
an impression of the Seal, if any.

17.4
Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 days of the change of location.

17.5
The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act.

18
REGISTERS OF CHARGES

18.1
The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)
the date of creation of the charge;

(b)
a short description of the liability secured by the charge;

(c)
a short description of the property charged;

(d)
the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

(e)
unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)
details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

19
CONTINUATION

The Company may by Resolution of Members or by a Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.
20
SEAL

The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The Directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one Director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The Directors may provide for a facsimile of the Seal and of the signature of any Director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.
21
ACCOUNTS AND AUDIT

21.1
The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

21.2
The Company may by Resolution of Members call for the Directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

21.3
The Company may by Resolution of Members call for the accounts to be examined by auditors.

21.4
If the Shares are listed or quoted on a Designated Stock Exchange that requires the Company to have an audit committee, the Directors shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis.

21.5
If the Shares are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and, if required, shall utilise the audit committee for the review and approval of potential conflicts of interest.

21.6
If applicable, and subject to applicable law and the rules of the SEC and the Designated Stock Exchange:

(a)
at the AGM or at a subsequent general meeting in each year, the Members shall appoint an auditor who shall hold office until the Members appoint another auditor. Such auditor may be a Member but no Director or officer or employee of the Company shall during, his continuance in office, be eligible to act as auditor;

(b)
a person, other than a retiring auditor, shall not be capable of being appointed auditor at an AGM unless notice in writing of an intention to nominate that person to the office of auditor has been given not less than ten days before the AGM and furthermore the Company shall send a copy of such notice to the retiring auditor; and

(c)
the Members may, at any meeting convened and held in accordance with these Articles, by resolution remove the auditor at any time before the expiration of his term of office and shall by resolution at that meeting appoint another auditor in his stead for the remainder of his term.

21.7
The remuneration of the auditors shall be fixed by Resolution of Directors in such manner as the Directors may determine or in a manner required by the rules and regulations of the Designated Stock Exchange and the SEC.

21.8
The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Members at which the accounts are laid before the Company or shall be otherwise given to the Members.

21.9
Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the Directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

21.10
The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Members at which the Company’s profit and loss account and balance sheet are to be presented.

22
NOTICES

22.1
Any notice, information or written statement to be given by the Company to Members may be given by personal service by mail, facsimile or other similar means of electronic communication, addressed to each Member at the address shown in the share register.

22.2
Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

22.3
Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

23
VOLUNTARY WINDING UP

The Company may by a Resolution of Members or by a Resolution of Directors appoint a voluntary liquidator.
We, Ogier Global (BVI) Limited of Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands, for the purpose of incorporating a BVI business company under the laws of the British Virgin Islands hereby sign these Articles of Association.
Dated 8th January 2021
Incorporator
Signed for and on behalf of Ogier Global (BVI) Limited of Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands
Signature of authorised signatory
Print name

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 20.   Indemnification of Directors and Officers.
British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. [Our articles of association permit indemnification of officers and directors out of the assets of the company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions if such officers and directors acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the officers and directors had no reasonable cause to believe that his/her conduct was unlawful.
We expect to enter into indemnification agreements with our directors, executive officers and with certain other officers and employees (including officers and employees of its subsidiaries). The indemnification agreements will generally require that we indemnify and hold an indemnitee harmless to the fullest extent permitted by law for liabilities arising out of the indemnitee’s association with us or another entity where he or she acts or acted as a director or officer or in a similar capacity at our request, if the indemnitee acted honestly and in good faith with a view to the best interests of us or other entity, as the case may be and, with respect to a criminal or administrative action or proceeding that is enforced by monetary penalty, if the indemnitee had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defense expenses by us.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 21.   Exhibits and Financial Statements Schedules
Exhibit	Description	Incorporated by Reference
		Schedule/Form	File Number	Exhibits	Filing Date
2.1#	Agreement and Plan of Merger, dated as of August 6, 2021, by and among Model Performance Acquisition Corp., Model Performance Mini Corp., Model Performance Merger Sub, Inc. MultiMetaVerse Inc. and certain Principal Shareholders of MultiMetaVerse Inc. (included as Annex A to this proxy statement/prospectus)	Form 8-K	001-40318	2.1	August 9, 2021
3.1	Memorandum and Articles of Association of MPAC as amended and restated on April 7, 2021	Form 8-K	001-40318	3.1	April 13, 2021
3.2+	Form of Amended and Restated Memorandum and Articles of Combined Company (included as Annex B to this proxy statement/prospectus)
4.1	Specimen of Class A ordinary share certificate of MPAC	Form S-1/A	333-253877	4.2	March 12, 2021
4.2+	Specimen of ordinary share of Combined Company

Exhibit	Description	Incorporated by Reference
		Schedule/Form	File Number	Exhibits	Filing Date
4.3	Warrant Agreement, dated April 7, 2021 by and between Continental Stock Transfer & Trust Company and MPAC	Form 8-K	001-40318	4.1	April 13, 2021
4.4+	Form of Amendment to Warrant Agreement
5.1+	Opinion of Ogier LLP regarding the validity of the securities
10.1	Rights Agreement, dated April 7, 2021 by and between Continental Stock Transfer & Trust Company and MPAC	Form 8-K	001-40318	10.1	April 13, 2021
10.2+	Form of Amendment to Rights Agreement
10.3	Letter Agreement dated, April 7, 2021 by and between MPAC’s officers, directors, shareholders and First Euro Investments Limited	Form 8-K	001-40318	10.2	April 13, 2021
10.4	Investment Management Trust Agreement, dated April 7, 2021 by and between MPAC and Continental Stock Transfer & Trust Company	Form 8-K	001-40318	10.3	April 13, 2021
10.5	Registration Rights Agreement, dated April 7, 2021, by and between MPAC and Initial Stockholders.	Form 8-K	001-40318	10.4	April 13, 2021
10.6	Subscription Agreement, dated August 6, 2021, by and among Model Performance Acquisition Corp., Model Performance Mini Corp. and certain institutional and accredited investor	Form 8-K	001-40318	10.1	August 9, 2021
10.7	Form of Amended and Restated Registration Rights Agreement	Form 8-K	001-40318	10.2	August 9, 2021
10.8	Form of Stockholder Lock-Up Agreement	Form 8-K	001-40318	10.3	August 9, 2021
10.9	Unit Subscription Agreement, dated April 7, 2021, by and between MPAC and First Euro Investments Limited	Form 8-K	001-40318	10.5	April 13, 2021
10.10	Administrative Services Agreement, dated April 7, 2021, by and between MPAC and First Euro Investments Limited	Form 8-K	001-40318	10.6	April 13, 2021
10.11*+	Form of Indemnification Agreement.
22.1+	List of Subsidiaries.
23.1+	Consent of Marcum LLP, independent registered public accounting firm of MPAC.

Exhibit	Description	Incorporated by Reference
		Schedule/Form	File Number	Exhibits	Filing Date
23.2+	Consent of Marcum Bernstein & Pinchuk LLP, independent registered public accounting firm of MultiMetaVerse Inc.
23.3+	Consent of Ogier LLP (included in Exhibit 5.1).
24.1+	Power of Attorney.
99.1+	Consent of Yiran Xu to be named as a director.
99.2+	Consent of Tao Li to be named as a director.
99.3+	Consent of Xiaodan Qu to be named as a director.
99.4+	Consent of Xing Lyu to be named as a director.
99.5+	Consent of [Mo Zhou] to be named as a director.
99.6+	Consent of [Xin Li] to be named as a director.
99.7+	Consent of [Scott Hartsman] to be named as a director.
99.8+	Preliminary Proxy Card.

*
Indicates management contract or compensatory plan or arrangement.

+
To be filed by amendment.

#
Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601. The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Item 22.   Undertakings
a.
The undersigned hereby hereby undertakes:

i.
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1)
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

ii.
That, for the purpose of determining any liability under the Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

iii.
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

iv.
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (iv) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

v.
That, for the purpose of determining any liability under the Securities Act of 1933, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

vi.
The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable Form.

vii.
The undersigned registrant hereby undertakes as follows: that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

viii.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
b.
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

c.
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the [•][•] day of [•], 2021.
Model Performance Acquisition Corp.
By:

Name:
Claudius Tsang

Title:
Chief Executive Officer and Chairman of the Board

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Claudius Tsang as his or her true and lawful attorney-in-fact and agent, with full power to act alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form F-4, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Claudius Tsang	Chairman and Chief Executive Officer (Principal Executive Officer) and Director	[•], 2021
Serena Shie	Chief Financial Officer (Principal financial and accounting officer)	[•], 2021
Patrick Tsang	Director	[•], 2021
Yeong Kang Joseph Patrick Chu	Director	[•], 2021
Brian Keng	Director	[•], 2021